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TABLE OF CONTENTS 2

As filed with the Securities and Exchange Commission on May 11, 2011

Registration No. 333-171123

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

AMENDMENT NO. 6 TO
FORM S-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

Lone Pine Resources Inc.
(Exact name of registrant as specified in its charter)

Delaware (State or other jurisdiction of incorporation or organization)	1311 (Primary Standard Industrial Classification Code Number)	27-3779606 (I.R.S. Employer Identification Number)

Suite 2500, 645-7 Avenue SW
Calgary, Alberta,
Canada T2P 4G8
(403) 292-8000
(Address, including zip code, and telephone number,
including area code, of registrant's principal executive offices)

Cyrus D. Marter IV
Senior Vice President, General Counsel and Secretary
Forest Oil Corporation
707 17th Street, Suite 3600
Denver, Colorado 80202
(303) 812-1400
(Name, address, including zip code, and telephone number,
including area code, of agent for service)

Copies to:
Alan P. Baden Shelley A. Barber Vinson & Elkins L.L.P. 666 Fifth Avenue, 26th Floor New York, New York 10103 (212) 237-0000 (917) 849-5353 (fax)	Gary L. Sellers Simpson Thacher & Bartlett LLP 425 Lexington Avenue New York, New York 10017 (212) 455-2000 (212) 455-2502 (fax)

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this Registration Statement.

If any of the securities being registered on this Form are being offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box:    ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer," and "smaller reporting company" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒ (Do not check if a smaller reporting company)	Smaller reporting company ☐

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

Subject to completion, dated May 11, 2011

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities, and we are not soliciting an offer to buy these securities, in any state where the offer or sale is not permitted.

Prospectus

15,000,000 Shares

Lone Pine Resources Inc.

Common Stock

This is an initial public offering of common stock of Lone Pine Resources Inc. Lone Pine Resources Inc. is selling 15,000,000 shares of common stock. Lone Pine Resources Inc. is currently a wholly-owned subsidiary of Forest Oil Corporation.

Prior to this offering, there has been no public market for our common stock. The estimated initial public offering price is between $18.00 and $20.00 per share. We have been approved to list our shares of common stock on the New York Stock Exchange under the symbol "LPR." The Toronto Stock Exchange has also conditionally approved the listing of our shares of common stock under the symbol "LPR." Listing will be subject to us fulfilling all the listing requirements of the New York Stock Exchange and the Toronto Stock Exchange.

		Per share		Total

Initial public offering price(1)	$		$
Underwriting discounts and commissions	$		$
Proceeds to Lone Pine Resources Inc., before expenses	$		$

(1)   The public offering price for shares of our common stock offered in the United States and elsewhere outside of Canada is payable in U.S. dollars, and the public offering price for shares of our common stock offered in each of the provinces of Canada other than Quebec is payable in Canadian dollars, except as may otherwise be agreed by the underwriters.

Delivery of the shares of common stock is expected to be made on or about                    . We have granted the underwriters an option for a period of 30 days to purchase, on the same terms and conditions as set forth above, up to an additional 2,250,000 shares of our common stock to cover over-allotments.

Investing in our common stock involves substantial risk. Please read "Risk factors" beginning on page 17.

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

J.P. Morgan	Credit Suisse	TD Securities
BMO Capital Markets	Scotia Capital	Wells Fargo Securities
CIBC RBC Capital Markets	BNP PARIBAS	Howard Weil Incorporated
Johnson Rice & Company L.L.C.	Raymond James	Tudor, Pickering, Holt & Co.

                      , 2011

Lone Pine Resources Inc.
Areas of Operations

Liard Basin
Evi
Peace River Arch
Ojay
Narraway
Wild River
Deep Basin
Utica Shale
Lone Pine acreage not to scale

	Reserves Dec. 31, 2010 (Bcfe)		Avg. Daily Sales Volumes Q1 2011 (MMcfe/d)		Acreage March 31, 2011		Proved Undeveloped Drilling Locations Dec. 31, 2010	
	Est. Proved	*Est. PD*	*Working Interest*	*Net*	*Gross*	*Net*	*Gross*	*Net*
Deep Basin	237	145	69	66	202,180	129,424	57	30
Evi	90	22	7	6	48,000	41,062	107	101
Other Light Oil	7	7	2	2	5,600	4,450	-	-
Utica Shale	-	-	-	-	432,310	273,780	-	-
Liard Basin	-	-	-	-	61,720	60,927	-	-
Other	42	35	11	10	354,636	279,910	17	8
Total	376	209	89	84	1,104,446	789,553	181	139

Industry and market data

The market data and certain other statistical information used throughout this prospectus are based on independent industry publications, government publications, or other published independent sources. Some data is also based on our good faith estimates. Although we believe these third-party sources are reliable and that the information is accurate and complete, we have not independently verified the information.

i

Exchange rate data

Unless the context otherwise requires, references to "dollars" or "$" in this prospectus are to U.S. dollars and references to "CDN$" are to Canadian dollars. The following table sets forth, for the periods indicated, the high, low, average, and period-end noon spot rates of exchange for the U.S. dollar, expressed in Canadian dollars per U.S. dollar, based on data published by the Bank of Canada.

	Three months ended March 31,		Year ended December 31,
	2011	2010	2010	2009	2008

	CDN$	CDN$	CDN$	CDN$	CDN$

Highest rate during the period	1.0022	1.0734	1.0778	1.3000	1.2969
Lowest rate during the period	0.9686	1.0113	0.9946	1.0292	0.9719
Average noon spot rate during the period(1)	0.9857	1.0401	1.0299	1.1420	1.0660
Rate at the end of the period	0.9718	1.0156	0.9946	1.0466	1.2246

(1)   Determined by averaging the rates on each business day during the respective period.

On March 31, 2011 and May 9, 2011, the noon spot rate of exchange published by the Bank of Canada for conversion of U.S. dollars into Canadian dollars was $1.00 = CDN$0.9718 and $1.00 = CDN$0.9661, respectively.

ii

Prospectus summary

This summary highlights information contained elsewhere in this prospectus. Because it is a summary, it is not complete and does not contain all of the information that you should consider before deciding whether or not to invest in our common stock. You should carefully read the entire prospectus. In particular, you should read the sections entitled "Risk factors" beginning on page 17, "Forward-looking statements" beginning on page 47, and "Management's discussion and analysis of financial condition and results of operations" beginning on page 67, and the historical and pro forma consolidated financial statements and the notes thereto included elsewhere in this prospectus. Unless the context otherwise requires, information presented in this prospectus assumes that the underwriters' over-allotment option to purchase additional shares of our common stock is not exercised. Unless the context otherwise requires, references to "dollars" or "$" in this prospectus are to U.S. dollars and references to "CDN$" are to Canadian dollars.

Unless the context otherwise requires, references in this prospectus to "we," "us," "our," "our company," or "Lone Pine" when used in a historical context refer to our predecessor, Canadian Forest Oil Ltd. and its consolidated subsidiary, which is being contributed to Lone Pine in connection with this offering, and when used in the present tense or prospectively, those terms refer to Lone Pine Resources Inc. and its consolidated subsidiaries, which will include Canadian Forest Oil Ltd., as in effect upon the completion of this offering. Unless the context otherwise requires, references in this prospectus to "Forest" refer to Forest Oil Corporation and its consolidated subsidiaries, other than us. Unless the context otherwise requires, references in this prospectus to "CFOL" or "our predecessor" refer to Canadian Forest Oil Ltd. and its consolidated subsidiary.

Unless the context otherwise requires, all operating data in this prospectus presented on a per unit basis is calculated based on net production volumes. Certain oil and gas industry terms used in this prospectus are defined in the "Glossary of oil and gas terms" beginning on page A-1 of this prospectus.

Our company

We are an independent oil and gas exploration, development, and production company with operations in Canada within the provinces of Alberta, British Columbia, and Quebec and the Northwest Territories. We were incorporated under the laws of the State of Delaware on September 30, 2010, and we are currently a wholly-owned subsidiary of Forest Oil Corporation. Our predecessor, Canadian Forest Oil Ltd., was acquired by Forest in 1996. We have the following estimated proved reserves, production, acreage, and drilling locations:

•
approximately 376 Bcfe of estimated proved reserves as of December 31, 2010, of which approximately 71% was natural gas and approximately 55% was classified as proved developed;

•
average daily working interest and net sales volumes of 89 MMcfe/d and 84 MMcfe/d, respectively, for the first quarter of 2011;

•
annualized organic production growth of approximately 22% from the first quarter of 2009 to the first quarter of 2011, pro forma for divestitures;

•
approximately 1.1 million gross (.8 million net) acres of land (approximately 80% of which is undeveloped) as of March 31, 2011; and

•
approximately 181 gross (139 net) proved undeveloped drilling locations as of December 31, 2010.

The following table presents summary data for each of our significant properties as of March 31, 2011, unless otherwise indicated.

	Estimated proved reserves (Bcfe)(1)(2)	Estimated proved developed reserves (Bcfe)(1)(2)	Average daily sales volumes (MMcfe/d)(2)(3)		Acreage		Proved undeveloped drilling locations(1)
	Net	Net	Working interest	Net	Gross	Net	Gross	Net

Narraway/Ojay(4)	132	59	39	36	129,166	91,682	28	16
Wild River	84	65	23	23	25,760	12,853	26	13
Other Deep Basin	22	21	7	7	47,254	24,889	3	1

Total Deep Basin	237	145	69	66	202,180	129,424	57	30
Evi	90	22	7	6	48,000	41,062	107	101
Other light oil	7	7	2	2	5,600	4,450	—	—

Total light oil	97	29	9	8	53,600	45,512	107	101
Utica Shale	—	—	—	—	432,310	273,780	—	—
Liard Basin	—	—	—	—	61,720	60,927	—	—

Total shales	—	—	—	—	494,030	334,707	—	—
Other	42	35	11	10	354,636	279,910	17	8

Total	376	209	89	84	1,104,446	789,553	181	139

(1)   As of December 31, 2010.

(2)   Reserves and sales volumes are presented on a gas-equivalent basis using a conversion of 6 Mcf "equivalent" per barrel of oil or NGL. This conversion is based on energy equivalence and not price equivalence. For 2010, the average of the first day of the month marker gas price was $4.38 per Mcf for NYMEX Henry Hub ($3.93 per MMBtu at AECO), and the average of the first day of the month oil price was $79.81 per barrel. If a price equivalent conversion based on these twelve-month average prices was used, the conversion factor would be approximately 18 Mcf per barrel of oil or NGL rather than 6 Mcf per barrel of oil or NGL.

(3)   Represents average daily working interest and net sales volumes for the three months ended March 31, 2011. "Working interest sales volumes" represents our working interest share of sales volumes before the impact of royalty burdens. "Net sales volumes" represents our working interest volumes less the amount of volumes attributable to royalty burdens.

(4)   On April 29, 2011, we completed the acquisition of certain natural gas properties located in the Narraway/Ojay fields. See "—Recent developments—Acquisition of natural gas properties in the Narraway/Ojay fields" on page 6. The amounts in the table do not include these properties.

Significant properties

We have a well-balanced portfolio of oil and gas properties, consisting of low-risk natural gas and premium-priced light oil resource plays, as well as significant undeveloped potential associated with two shale gas plays. Our primary area of focus is in the Western Canadian Sedimentary Basin, which includes our Narraway/Ojay and Wild River fields in the Deep Basin and our Evi area in the Peace River Arch. In addition, we own significant acreage in the Utica Shale in Quebec and the Liard Basin in the southwest portion of the Northwest Territories, which are shale gas prospects that we believe have significant development potential.

Starting in the fourth quarter of 2009 and through December 31, 2010, we have repositioned our asset base, divesting approximately $142 million in non-core or non-operated oil and gas properties, and spending approximately $48 million on new undeveloped leasehold acreage primarily in the Narraway/Ojay fields and the Evi area, which we believe have strong growth potential. From the first quarter of 2009 to the first quarter of 2011, we achieved annualized company-wide organic production growth, pro forma for divestitures, of approximately 22%, and we intend to build on that growth going forward. For more information about our significant properties, see "Business—Significant properties" on page 94.

Deep Basin area

We have approximately 129,000 net acres in the Deep Basin, including approximately 92,000 net acres in the Narraway/Ojay fields, located in Alberta and British Columbia, and approximately 13,000 net acres in the Wild River field, located in the southeast portion of the Deep Basin. Our development of these assets is primarily focused on our Narraway/Ojay and Wild River fields. Geologically, these fields have a minimum of ten different stacked producing intervals. Although many of these intervals have not been exploited horizontally, we believe that horizontal drilling and slick-water fracture stimulation, while more expensive than vertical wells, will result in better initial production rates and recoveries than vertical wells.

Evi area

We have approximately 41,000 net acres in and near the Evi field, located in the Peace River Arch. This position offers us a significant development opportunity for premium-priced light oil. Through December 31, 2010, we drilled, completed, and commenced production on 25 gross horizontal wells in the Evi field. Our historical costs to drill and complete these 25 horizontal wells have ranged from $2.0 million to $4.5 million per well. During the first quarter of 2011, we drilled an additional 17 wells that were in various stages of completion as of March 31, 2011. Our working interest in all 17 of these wells is 100%. For the seven of these new wells that appear to have completed flow-back of fracture stimulation fluids, the average maximum recorded initial production rate was approximately 300 Bbls per day on a working interest basis (approximately 285 Bbls per day on a net basis). We believe that we can ultimately enhance production rates and recoveries in the Evi area through further development drilling and secondary recovery techniques, such as waterflooding.

Utica Shale

We have approximately 274,000 net acres in Quebec that are prospective for the Utica Shale. Natural gas produced from the Utica Shale in Quebec is in close proximity to major markets in Canada and the northeastern United States, which generally provides for a $0.50 to $1.00 premium in product pricing compared to NYMEX Henry Hub. The Utica Shale is relatively shallow compared to other shale plays in North America, which provides for an economic advantage relative to the drilling costs associated with developing the resource.

Liard Basin

We have approximately 61,000 net acres in the Liard Basin, located in the Northwest Territories, that are prospective for the Muskwa Shale. This is a newly developing natural gas shale play adjacent to the producing Horn River Basin. We believe that our acreage in the Liard Basin is analogous to the Muskwa Shale in the Horn River Basin. Our acreage is located in close proximity to a pipeline in the Northwest Territories providing for the sale and distribution of any natural gas produced.

Infrastructure

During 2010, we spent $48 million on the construction of key infrastructure and the purchase of related equipment in the Narraway/Ojay fields. In late November 2010, we completed construction of a natural gas pipeline connecting shut-in wells from our Ojay acreage in British Columbia to sales meters in western Alberta. Our gas gathering system and associated facilities at the Narraway/Ojay fields were expanded in order to alleviate capacity restrictions, improve timely takeaway of our gas, and enable us to proceed with our development plan. At the Evi area, we have installed infrastructure that allows us to transport by pipeline the majority of our oil production, which has minimized the cost of trucking and the downtime associated with weather-dependent access to some locations.

Our business strategy

Our business strategy is to increase stockholder value by efficiently increasing production, reserves, and cash flow by applying horizontal drilling and new completion technologies to our significant and diversified undeveloped acreage positions. We expect to execute this strategy while managing our debt levels relative to our estimated proved reserves, cash flow from operations, and EBITDA. We endeavor to execute this strategy as follows:

•
Exploit and develop resource plays by applying horizontal drilling and new completion technologies.  We intend to apply the latest exploitation technologies to our resource plays, including horizontal drilling and multi-stage hydraulic fracture stimulation techniques. We believe these technologies, while more expensive than vertical wells, will provide for efficient production and reserve growth from our significant undeveloped acreage positions. Each of our Deep Basin and Evi areas has a large number of remaining drilling locations where delineation drilling has established the existence of a consistent geologic trend, creating what we believe are repeatable development opportunities through horizontal and vertical drilling. For the remainder of 2011, we intend to run a three-rig drilling program in the Evi area, targeting premium-priced light oil and a one-rig drilling program in the Deep Basin, targeting the multi-stacked natural gas intervals in our Narraway/Ojay fields.

•
Enhance returns by focusing on operational control and cost efficiencies.  We plan to develop and execute large-scale, repeatable drilling programs in areas where we have high working interests, concentrated land positions, large drilling inventory, and operational control to reduce costs and achieve economies of scale, thereby attaining higher rates of return on invested capital. Our plan is to further shift our focus from vertical development programs to horizontal drilling in order to improve initial production rates and overall recoveries, thereby enhancing overall program economics.

•
Develop, expand, and rationalize our asset base through leasehold and property acquisitions, divestitures, and exploration.  We intend to pursue leasehold and property acquisitions to enhance existing business operations in our core areas and to gain entrance into new, complementary resource plays with a preference for liquids-rich hydrocarbon prospects. We also plan to pursue a measured exploration drilling program in these areas in order to expand the ultimate scope of commercial development of our asset base. As economic conditions permit, we intend to divest assets that do not fit our primary business strategy, including those without significant development opportunities.

•
Develop large shale positions.  We have significant undeveloped shale acreage positions in the Utica Shale in Quebec and the Liard Basin in the Northwest Territories, which are in the early stages of evaluation and have the potential to contain large-scale gas accumulations. We have achieved early progress in the Utica Shale through the drilling of ten exploration wells and the application of horizontal drilling and multi-stage fracturing technologies, which have demonstrated the potential to improve extraction efficiencies and economics. As part of our long-term business strategy, we plan to further explore each of our shale positions by taking deliberate steps to transition them into large-scale development projects. Subsequent to the completion of this offering, we expect to evaluate our large acreage position in the Liard Basin, commencing in late 2011, with the re-entry of an existing wellbore.

•
Maintain financial flexibility.  We expect to maintain a strong liquidity position to successfully execute our growth strategy through the application of budget controls and prudent financial management. We intend to focus on managing our debt levels relative to our estimated proved reserves, cash flow from operations, and EBITDA. We also plan to support our prospective cash flow and EBITDA through the implementation of a measured commodity hedging program.

Our competitive strengths

We believe we have a number of competitive strengths that will help us to execute our business strategy:

•
Large, contiguous acreage positions, with multi-year, diversified drilling inventory.  Our leasing efforts, which have included early identification and leasehold acquisition of acreage in prospective areas, have enabled us to develop large, contiguous acreage positions. In total, we have accumulated approximately 1.1 million gross (.8 million net) acres in prospective areas, with approximately 80% of the acreage classified as undeveloped as of March 31, 2011. Our acreage positions allow us to be more competitive in our development efforts through the execution of large-scale drilling and multi-stage fracture stimulation programs and the establishment of centralized gas gathering systems and associated facilities. We have a commodity-diverse drilling portfolio with approximately 57 gross (30 net) proved undeveloped drilling locations as of December 31, 2010 in the Deep Basin targeting natural gas and natural gas liquids, or NGLs, and approximately 107 gross (101 net) proved undeveloped drilling locations as of December 31, 2010 in our Evi area targeting premium-priced light oil. In addition, we have significant long-term exploration potential across our acreage in the Utica Shale and the Liard Basin.

•
Multi-stacked intervals in the Deep Basin, which yield low-risk incremental development opportunities.  The Deep Basin has historically been a highly prospective area for the production of natural gas and NGLs. The Deep Basin fields produce from a minimum of ten different intervals, many of which have not been exploited horizontally. With the advancement of drilling and completion technology, many of these intervals now have the potential to be developed with favorable economic results. We believe our interests in over 250 productive wells in the Deep Basin, completed in multiple zones, and our understanding of the geology of the basin, give us a competitive advantage in the development of these unexploited intervals. Our primary focus in the Deep Basin will be in the Narraway/Ojay fields, with the Nikanassin interval being our anchor zone. We believe that the application of horizontal drilling and multi-stage fracturing technologies, while more expensive than vertical wells, will allow us to develop this and other intervals at enhanced economic rates of return.

•
Management and technical team with demonstrated operational and technical skills and experience in horizontal drilling.  Our management and technical team has extensive expertise in the oil and gas industry. We believe that our team is one of our principal competitive strengths, as evidenced by our track record in establishing, developing, and expanding our core assets with profitable rates of return. Our team has successfully implemented horizontal drilling and multi-stage hydraulic fracturing technologies and plans to expand the application of these technologies across our resource plays. Since the completion of our first horizontal well in the Evi area in 2006 and through December 31, 2010, we have drilled, completed, and commenced production on a total of 25 gross horizontal wells, improved production rates and recoveries by increasing the number of fracturing stages, and reduced drilling costs through efficiency gains. Further, key members of the team have gained lasting knowledge and experience through our relationship with Forest. We expect to continue to pursue the application of horizontal drilling and multi-stage fracturing technologies on our resource bases.

•
Operating control over a majority of our properties, with limited near-term lease expiries.  We have high working interests in our properties and currently operate 80% of our production. Further, we expect to operate substantially all of our planned 2011 drilling program. As the designated operator, we believe we can maintain control over capital expenditures, operating costs, and the pace of exploration and development. We also have limited near-term lease expiries. At March 31, 2011, approximately 89% of our net acreage was held by leases whose terms extend beyond the next three years.

•
Focus on operational efficiencies and cost containment.  We have focused and will continue to focus on improving operational efficiencies and controlling costs. From 2008 to 2010, we reduced our lease operating expense per unit by approximately 25%, to $.91 per Mcfe.

•
Strong balance sheet.  Upon the completion of this offering, we anticipate repaying any intercompany amounts due to Forest in full and having an attractive debt level relative to our estimated proved reserves and capitalization. Further, we expect to have a credit facility with sufficient availability that can be utilized to independently fund a multi-year exploration and development strategy associated with our large, multi-year drilling resource bases.

Recent developments

Acquisition of natural gas properties in the Narraway/Ojay fields

On April 29, 2011, we completed the acquisition of certain natural gas properties located in the Narraway/Ojay fields for approximately CDN$75 million using funds advanced to us by Forest under our promissory note payable to Forest. The purchase price is subject to adjustment based on an adjustment date of April 1, 2011. We estimate that the proved reserves (unaudited) associated with these properties were approximately 64 Bcfe as of December 31, 2010, of which approximately 67% were classified as proved developed. The acquisition increased our working interests in certain properties already owned and operated by CFOL in the Narraway field from approximately 50% to 100% and provided us with additional capacity in gathering systems and a gas plant in the Narraway field. In addition, the acquisition increased our acreage position by approximately 85,100 gross (35,700 net) acres, of which we expect approximately 69,100 gross (29,200 net) acres to be retained through exploitation.

Environmental assessment of shale gas drilling in Quebec

On March 8, 2011, the Government of Quebec announced that it would move forward with a strategic environmental assessment of shale gas drilling in the province as recommended by the Bureau d'audiences publiques sur l'environnement, or BAPE, the province's environmental public hearings board, in a report delivered to the Quebec Minister of Sustainable Development, Environment and Parks. The strategic environmental assessment is expected to take 18 to 30 months to complete, during which time, we understand that hydraulic fracturing will only be permitted in Quebec for scientific data gathering purposes. During this period, we will be able to explore and gather scientific data on our undeveloped shale acreage positions. We are currently working with the Quebec Oil and Gas Association to initiate discussions with the province regarding regulatory changes and lease tenure extensions. See "Risk factors—Risks relating to our business—"New laws or regulatory requirements relating to hydraulic fracturing could make it more difficult or costly for us to perform fracturing of producing formations and could have an adverse effect on our ability to produce oil and gas from new wells" on page 29 and "Business—Environmental regulation" on page 120.

Our relationship with Forest

We are currently a wholly-owned subsidiary of Forest. Forest is an independent oil and gas company engaged in the acquisition, exploration, development, and production of oil, natural gas, and NGLs primarily in North America. Forest was incorporated in New York in 1924, as the successor to a company formed in 1916, and has been a publicly held company since 1969. Forest's total estimated proved reserves as of December 31, 2010 were approximately 2,244 Bcfe. At December 31, 2010, approximately 81% of Forest's estimated proved oil and gas reserves were in the United States, approximately 17% were in Canada, and approximately 2% were in Italy.

Upon completion of this offering, Forest will own 82.3% of our outstanding shares of common stock (80.2% if the underwriters exercise their over-allotment option in full). Forest will have the ability to direct the election of all of the members of our board of directors and to determine the outcome of other matters submitted to a vote of our stockholders. As of the date of this prospectus, we have no material assets or activities as a separate corporate entity. In connection with this offering and pursuant to the separation and distribution agreement, Forest will contribute to us its approximate 86.6% direct ownership interest in CFOL and its 100% direct and indirect ownership interest in each of Wiser Oil Delaware, LLC and Wiser Delaware LLC, which collectively own the remaining ownership interest in CFOL, in exchange for 69,999,999 shares of our common stock and cash consideration of $50 million. We refer to Wiser Oil Delaware, LLC and Wiser Delaware LLC collectively as the Wiser Entities. CFOL owns all of Forest's operations in Canada and the business described in this prospectus.

Forest has advised us that, as soon as practicable following the completion of this offering and the expiration or waiver of the applicable lock-up period described under "Underwriting" beginning on page 217, it intends to distribute, or spin-off, all of the remaining shares of our common stock that it owns by means of a special dividend to its shareholders. Forest expects that the spin-off will occur approximately four months following the completion of this offering. This offering and the spin-off will be subject to the satisfaction or waiver of certain conditions. In particular, the separation and distribution agreement will provide that Forest will not effect this offering or the spin-off unless Forest has obtained a private letter ruling from the U.S. Internal Revenue Service, or IRS, and/or an opinion of its outside tax advisor, in either case reasonably acceptable to the Forest board of directors, to the effect that the contribution by Forest of its direct and indirect ownership interest in CFOL to us and the distribution by Forest of the shares of our common stock held by Forest after the offering should qualify for U.S. federal income tax purposes as a tax-free transaction under Sections 355 and 368(a)(1)(D) of the U.S. Internal Revenue Code of 1986, as amended, or the Code. Forest may decide not to complete this offering or the spin-off if, at any time, Forest's board of directors determines, in its sole discretion, that this offering or the spin-off is not in the best interests of Forest or its shareholders. For a discussion of the conditions to this offering and the spin-off, see "Our relationship with Forest—Agreements between Forest and us—Separation and distribution agreement" on page 184.

We depend on Forest for a number of administrative functions. Immediately prior to the completion of this offering, we will enter into agreements with Forest related to the separation of our business operations from Forest. These agreements will be in effect as of the completion of this offering and will govern various interim and ongoing relationships between Forest and us, including the extent and manner of our dependence on Forest for administrative services following the completion of this offering. For more information regarding these agreements, see "Our relationship with Forest—Agreements between Forest and us" on page 183 and the historical and pro forma consolidated financial statements and the notes thereto included elsewhere in this prospectus. All of the agreements relating to our separation from Forest will be made in the context of a parent-subsidiary relationship and will be entered into in the overall context of our separation from Forest. The terms of these agreements may be more or less favorable to us than if they had been negotiated with unaffiliated third parties. See "Risk factors—Risks related to our relationship with Forest" on page 33.

As of March 31, 2011, we had approximately $284 million of intercompany debt payable to Forest and $44 million of intercompany advances and accrued interest due to Forest. As of May 9, 2011, we had approximately $354 million of intercompany debt payable to Forest, which includes additional borrowings used by us to complete the acquisition of certain gas properties in our Narraway/Ojay fields on April 29, 2011 for approximately CDN$75 million, pursuant to the promissory note, and $45 million of intercompany advances and accrued interest due to Forest. We estimate that the net proceeds from this offering of common stock, after deducting estimated underwriting discounts and commissions and estimated offering expenses, will be approximately $262.9 million ($303.1 million if the underwriters exercise their over-allotment option in full), assuming an offering price of $19.00 per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus. Under the separation and distribution agreement, we have agreed to use a portion of the net proceeds from this offering to pay $50 million to Forest as partial consideration for the contribution of CFOL and the Wiser Entities to us. We intend to use the remaining net proceeds from this offering and borrowings under our bank credit facility to repay all of our outstanding indebtedness to Forest, including intercompany advances and accrued interest.

Risk factors

Investing in our common stock involves substantial risk. You should carefully consider all of the information in this prospectus, and, in particular, you should evaluate the risk factors and other cautionary statements set forth below and under "Risk factors" in deciding whether to invest in our common stock. The following risks are discussed in more detail in "Risk factors" beginning on page 17.

•
Oil, natural gas, and NGL prices and related differentials are volatile. Declines in commodity prices have adversely affected our business, financial condition, cash flows, results of operations, and ability to grow and in the future may adversely affect our business, financial condition, cash flows, results of operations, access to the capital markets, and ability to grow.

•
We require substantial capital expenditures to conduct our operations, engage in acquisition activities, and replace our production, and we may be unable to obtain needed financing on satisfactory terms necessary to execute our operating strategy.

•
Lower oil, natural gas, and NGL prices and other factors have resulted, and in the future may result, in ceiling test write-downs and other impairments of our asset carrying values.

•
Our proved reserves are estimates and depend on many assumptions. Any material inaccuracies in these assumptions could cause the quantity and value of our oil and gas reserves, and our revenue, profitability, and cash flow, to be materially different from our estimates.

•
As part of our ongoing operations, we plan to explore in new or emerging plays. As a result, our drilling in these areas is subject to greater risk and uncertainty.

•
Exploration and drilling activities involve substantial risks and may not result in commercially productive reserves.

•
Oil and gas exploration and development is subject to environmental regulation under a variety of federal, provincial, territorial, and in some instances municipal or aboriginal, laws and regulations. Changes in environmental regulation could have an adverse impact on our operations. The applicability of such laws and regulations may vary according to location.

•
Drilling locations that we decide to drill may not yield oil, natural gas, or NGLs in commercially viable quantities.

•
Our drilling locations are scheduled to be drilled over several years, making them susceptible to uncertainties that could materially alter the occurrence or timing of their drilling. In addition, we may not be able to raise the significant amount of capital that would be necessary to drill a substantial portion of our potential drilling locations.

•
Our results as a separate, stand-alone company could be materially different from those portrayed in our historical financial results.

•
Our separation from Forest may adversely affect our business, and we may not achieve some or all of the expected benefits of the separation.

•
As long as we are controlled by Forest, your ability to influence the outcome of matters requiring stockholder approval will be limited.

•
We may have potential business conflicts of interest with Forest regarding our past and ongoing relationships, and because of Forest's controlling ownership in us, the resolution of these conflicts may not be favorable to us.

•
Your investment in our common stock may be adversely affected if Forest does not spin-off its ownership of our common stock.

•
The separation agreements may limit our ability to obtain additional financing or make acquisitions and may require us to pay significant tax liabilities.

•
The separation agreements may limit our ability to make acquisitions, dispose of assets, acquire equity or debt securities of another person, incur indebtedness, or take any other actions that could reasonably result in Forest being in breach of or in default under its bank credit facility, the indentures governing its senior notes, or any other contract or agreement.

•
Prior to the spin-off, if Forest defaulted under its bank credit facility or the indentures governing its senior notes, such default would cause a cross-default under our bank credit facility and might result in a sale by Forest of its remaining interest in us and/or the exercise of contractual remedies by our lenders under our bank credit facility.

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After the completion of this offering and prior to the spin-off, we will be a "controlled company" within the meaning of the NYSE rules, and, as a result, will qualify for, and intend to rely on, exemptions from certain corporate governance requirements that provide protection to stockholders of other companies.

•
There currently exists no market for our common stock. An active trading market may not develop for our common stock, and the price of our common stock may be subject to factors beyond our control. If our share price fluctuates after this offering, you could lose all or a significant part of your investment.

Company information

Lone Pine was incorporated under the laws of the State of Delaware on September 30, 2010 and, until the completion of this offering, will be a wholly-owned subsidiary of Forest. Our principal executive offices are located at Suite 2500, 645-7 Avenue SW, Calgary, Alberta, Canada T2P 4G8, and our registered office in the State of Delaware is 2711 Centreville Road, Suite 480, Wilmington, Delaware 19808. Our telephone number is (403) 292-8000. Our website address will be www.lonepineresources.com. Information contained on our website is not incorporated by reference into this prospectus, and you should not consider information on our website as part of this prospectus.

The offering

Common stock offered by us	15,000,000 shares
Underwriters' option to purchase additional common stock	2,250,000 shares
Common stock to be held by Forest immediately after this offering	70,000,000 shares
Common stock outstanding immediately after this offering	85,023,684 shares (87,273,684 shares if the underwriters exercise their over-allotment option in full)
Use of proceeds
We estimate that the net proceeds from this offering of common stock, after deducting estimated underwriting discounts and commissions and estimated offering expenses, will be approximately $262.9 million ($303.1 million if the underwriters exercise their over-allotment option in full), assuming an offering price of $19.00 per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus. Under the separation and distribution agreement, we have agreed to use a portion of the net proceeds from this offering to pay $50 million to Forest as partial consideration for the contribution of CFOL and the Wiser Entities to us. We intend to use the remaining net proceeds and borrowings under our bank credit facility to repay all of our outstanding indebtedness owed to Forest, including intercompany advances and accrued interest. As of May 9, 2011, we had approximately $354 million of intercompany debt payable to Forest, which includes additional borrowings used by us to complete the acquisition of certain gas properties in our Narraway/Ojay fields on April 29, 2011 for approximately CDN$75 million, pursuant to the promissory note, and $45 million of intercompany advances and accrued interest due to Forest. See "Use of proceeds" on page 49.
Exchange listing
It is a condition to the completion of this offering that our shares of common stock be listed on the Toronto Stock Exchange, or TSX, and the New York Stock Exchange, or NYSE. We have been approved to list our shares of common stock on the NYSE under the symbol "LPR." The TSX has also conditionally approved the listing of our shares of common stock under the symbol "LPR." Listing will be subject to us fulfilling all of the listing requirements of the NYSE and the TSX.

Unless we specifically state otherwise, all information in this prospectus regarding our common stock:

•
gives effect to the transactions described under "Our relationship with Forest" beginning on page 182;

•
assumes no exercise by the underwriters of their over-allotment option to purchase additional shares of common stock; and

•
includes shares of common stock to be issued to our non-employee directors in connection with the completion of this offering, but excludes shares of common stock reserved for issuance under the Lone Pine Stock Incentive Plan.

Summary historical and pro forma consolidated financial and other data

We derived the summary historical consolidated financial data of our predecessor, CFOL, as of December 31, 2010 and 2009 and for the years ended December 31, 2010, 2009, and 2008 from the audited historical consolidated financial statements of CFOL included elsewhere in this prospectus. We derived the summary historical consolidated financial data of CFOL as of December 31, 2008 from the audited historical consolidated financial statements of CFOL, which are not included in this prospectus. We derived the summary historical consolidated financial data of CFOL as of March 31, 2011 and for the three months ended March 31, 2011 and 2010 from the unaudited consolidated financial statements of CFOL included elsewhere in this prospectus. We derived the summary historical consolidated financial data of CFOL as of March 31, 2010 from the unaudited historical consolidated financial statements of CFOL, which are not included in this prospectus.

The historical consolidated financial statements of CFOL include a management fee payable to Forest, which was intended to reimburse Forest for certain corporate functions provided to CFOL by Forest. The historical consolidated financial statements of CFOL included in this prospectus may not necessarily reflect the financial position, results of operations, and cash flows of CFOL as if it had operated as a stand-alone public company during all periods presented. Following the completion of this offering, we expect to incur incremental general and administrative costs related to being a stand-alone public company. Accordingly, for this and other reasons, the historical results should not be relied upon as an indicator of our future performance.

The summary pro forma consolidated financial data presented as of March 31, 2011 and for the year ended December 31, 2010 and the three months ended March 31, 2011 is derived from our unaudited pro forma consolidated financial statements included elsewhere in this prospectus. The unaudited pro forma consolidated balance sheet as of March 31, 2011 assumes that the following items occurred on March 31, 2011, and the unaudited pro forma consolidated statements of operations for the year ended December 31, 2010 and for the three months ended March 31, 2011 assume that the following items occurred on January 1, 2010:

•
the contribution by Forest of its approximate 86.6% direct ownership interest in CFOL and its 100% direct and indirect ownership interest in each of the Wiser Entities, which collectively own the remaining interest in CFOL, to us, in exchange for 69,999,999 shares of our common stock and cash consideration of $50 million; and

•
the issuance by us to the public of 15,000,000 shares of common stock and the use of the net proceeds from this offering as described under "Use of proceeds" on page 49.

For a detailed discussion of the summary historical consolidated financial information contained in the following table, please read "Management's discussion and analysis of financial condition and results of operations" beginning on page 67. The following table should also be read in conjunction with "Use of proceeds" on page 49, the historical consolidated financial statements of CFOL and the accompanying notes thereto, and our unaudited pro forma consolidated financial statements contained elsewhere in this prospectus. Among other things, the historical consolidated and unaudited pro forma consolidated financial statements include more detailed information regarding the basis of presentation for the information in the following table.

	Lone Pine Resources Inc. pro forma consolidated		Canadian Forest Oil Ltd. historical consolidated
			Three months ended March 31,
	Three months ended March 31, 2011	Year ended December 31, 2010			Year ended December 31,
(in thousands, except volumes, prices, and per unit data)
			2011	2010	2010	2009	2008

Statement of operations data:
Revenues	$36,273	$146,070	$36,273	$37,413	$146,070	$112,076	$251,111
Costs, expenses, and other:
Lease operating expenses	8,227	25,680	8,227	5,634	25,680	27,505	36,074
Production and property taxes	603	2,423	603	622	2,423	2,756	3,659
Transportation and processing costs	3,625	10,738	3,625	2,204	10,738	8,060	9,606
General and administrative	3,564	9,717	2,394	2,352	8,045	7,072	6,474
Depreciation, depletion, and amortization	19,019	63,645	19,019	13,267	63,645	56,464	86,331
Ceiling test write-down of oil and gas properties	—	—	—	—	—	199,021	—
Interest expense	1,019	2,295	1,380	740	6,956	16,157	14,364
Foreign currency exchange (gains) losses, net	—	(1,395)	(7,820)	(6,650)	(14,560)	(18,062)	20,440
Other, net	315	1,575	315	242	1,575	1,324	1,493

Earnings (loss) before income taxes	(99)	31,392	8,530	19,002	41,568	(188,221)	72,670
Income tax:
Current	—	—	—	—	—	—	280
Deferred	948	7,011	1,985	3,989	7,830	(49,293)	23,312

Total income tax	948	7,011	1,985	3,989	7,830	(49,293)	23,592

Net earnings (loss)	$(1,047)	$24,381	$6,545	$15,013	$33,738	$(138,928)	$49,078

Other financial data:
Adjusted EBITDA(1)	$20,214	$96,973	$21,384	$26,624	$98,645	$66,368	$194,935
Balance sheet data (at period end):
Oil and gas properties, net	$659,705		$659,705	$553,607	$585,115	$453,148	$675,135
Total assets	796,201		796,201	643,660	713,670	515,636	726,895
Long-term debt(2)	111,399		—	—	—	—	94,415
Amounts due to Forest(3)	—		322,020	190,302	286,480	156,726	106,063
Total stockholders' equity	531,687		321,066	281,801	306,606	257,554	368,123
Cash flow information:
Net cash provided by (used in) operating activities			$27,080	$(4,916)	$87,650	$50,339	$189,168
Net cash (used in) provided by investing activities			(57,791)	(39,495)	(218,155)	28,483	(202,941)
Net cash provided by (used in) financing activities			32,457	35,491	121,551	(70,030)	6,778
Sales volumes and operating data:
Working interest sales volumes(4):
Natural gas (MMcf)	6,801	23,961	6,801	5,596	23,961	25,431	28,501
Oil and NGLs (MBbls)	207	1,142	207	285	1,142	1,076	1,300
Total natural gas equivalent (MMcfe)	8,043	30,814	8,043	7,306	30,814	31,888	36,300
Average daily sales volumes (MMcfe/d)(5)	89	84	89	81	84	87	99
Net sales volumes(6):
Natural gas (MMcf)	6,486	22,436	6,486	4,979	22,436	23,248	23,313
Oil and NGLs (MBbls)	174	962	174	227	962	856	1,102
Total natural gas equivalent (MMcfe)	7,530	28,208	7,530	6,341	28,208	28,384	29,925
Average daily sales volumes (MMcfe/d)(5)	84	77	84	70	77	78	82
Average sales price(7):
Natural gas (per Mcf)	$3.49	$3.71	$3.49	$4.57	$3.71	$3.15	$6.98
Oil and NGLs (per Bbl)	78.26	65.30	78.26	64.64	65.30	45.68	79.61
Cost and operating data per Mcfe(7):
Lease operating expenses	$1.09	$0.91	$1.09	$0.89	$0.91	$0.97	$1.21
Production and property taxes	0.08	0.09	0.08	0.10	0.09	0.10	0.12
Transportation and processing costs	0.48	0.38	0.48	0.35	0.38	0.28	0.32
General and administrative	0.47	0.34	0.32	0.37	0.29	0.25	0.22
Depreciation, depletion, and amortization	2.53	2.26	2.53	2.09	2.26	1.99	2.88

(1)   In addition to reporting net earnings as defined under U.S. generally accepted accounting principles, or GAAP, we also present Adjusted EBITDA, which is a non-GAAP performance measure. See "—Non-GAAP financial measure—Adjusted EBITDA," below, for a reconciliation of Adjusted EBITDA to reported net earnings, which is the most directly comparable financial measure calculated and presented in accordance with GAAP.

(2)   Represents amounts due under our bank credit facility.

(3)   Includes our note payable to Forest, intercompany advances due to Forest, and accrued interest payable to Forest.

(4)   "Working interest sales volumes" represents our working interest share of sales volumes before the impact of royalty burdens.

(5)   The comparability of the reported average daily working interest and net sales volumes reported for the year ended December 31, 2010 and for the three months ended March 31, 2011 to the prior comparative periods was impacted by divestitures of certain non-core oil and gas properties, primarily in December 2009 and April 2010, that, at the time the divestitures occurred, had a combined net production rate of 16 MMcfe/d.

(6)   "Net sales volumes" represents working interest volumes less the amount of volumes attributable to royalty burdens.

(7)   Calculated using net sales volumes.

Non-GAAP financial measure

Adjusted EBITDA

In addition to reporting net earnings as defined under GAAP, we also present, in the table above, earnings before interest, income taxes, depreciation, depletion, and amortization, and other non-cash operating items, or Adjusted EBITDA, which is a non-GAAP performance measure. Adjusted EBITDA consists of net earnings (loss) before interest expense, income taxes, depreciation, depletion, and amortization, as well as other non-cash operating items such as ceiling test write-downs of oil and gas properties, foreign currency exchange (gains) losses, and accretion of asset retirement obligations. Adjusted EBITDA does not represent, and should not be considered an alternative to, GAAP measurements, such as net earnings (loss) (its most comparable GAAP financial measure), and our calculations thereof may not be comparable to similarly-titled measures reported by other companies. By eliminating interest, income taxes, depreciation, depletion, amortization, and other non-cash items from earnings, we believe the result is a useful measure across time in evaluating our fundamental core operating performance. Our management also uses Adjusted EBITDA to manage our business, including the preparation of our annual operating budget and financial projections. We believe that Adjusted EBITDA is also useful to investors because similar measures are frequently used by securities analysts, investors, and other interested parties in their evaluation of companies in similar industries. As indicated, Adjusted EBITDA does not include interest expense on borrowed money or depletion, depreciation, and amortization expense on capital assets or the payment of income taxes, which are necessary elements of our operations. Because Adjusted EBITDA does not account for these and other expenses, its utility as a measure of our operating performance has material limitations. Because of these limitations, our management does not view Adjusted EBITDA in isolation and also uses other measurements, such as net earnings and revenues, to measure operating performance. The following table provides a reconciliation of net earnings (loss), the most directly comparable GAAP measure, to Adjusted EBITDA for the periods presented.

	Lone Pine Resources Inc. pro forma consolidated		Canadian Forest Oil Ltd. historical consolidated
			Three months ended March 31,
		Year ended December 31, 2010			Year ended December 31,
	Three months ended March 31, 2011
(in thousands)			2011	2010	2010	2009	2008

Net earnings (loss)	$(1,047)	$24,381	$6,545	$15,013	$33,738	$(138,928)	$49,078
Income tax expense (benefit)	948	7,011	1,985	3,989	7,830	(49,293)	23,592
Foreign currency exchange (gains) losses, net	—	(1,395)	(7,820)	(6,650)	(14,560)	(18,062)	20,440
Interest expense	1,019	2,295	1,380	740	6,956	16,157	14,364
Accretion of asset retirement obligations	275	1,036	275	265	1,036	1,009	1,130
Ceiling test write-down of oil and gas properties	—	—	—	—	—	199,021	—
Depreciation, depletion, and amortization	19,019	63,645	19,019	13,267	63,645	56,464	86,331

Adjusted EBITDA	$20,214	$96,973	$21,384	$26,624	$98,645	$66,368	$194,935

Summary reserve data

The following table presents summary data with respect to our estimated proved reserves as of the dates indicated. For additional information regarding our reserves, see "Business—Reserves" on page 107. The estimated proved reserves as of December 31, 2010 and 2009 presented in the table below were audited by DeGolyer and MacNaughton, our independent petroleum engineering firm, and were prepared consistent with the rules and regulations of the U.S. Securities and Exchange Commission, or the SEC, regarding oil and gas reserve reporting that are currently in effect. The estimated proved reserves as of December 31, 2008 were also audited by DeGolyer and MacNaughton, and were prepared consistent with the former rules and regulations of the SEC regarding oil and gas reserve reporting as in effect during such period.

	As of December 31,
	2010	2009	2008

Reserve data(1)(2):
Estimated proved reserves(3):
Natural gas (MMcf)	266,886	221,201	237,515
Oil (MBbl)	17,284	15,364	7,359
Natural gas liquids (MBbl)	973	1,490	1,477
Total (MMcfe)	376,428	322,325	290,531
Proved developed (MMcfe)	208,856	206,952	227,300
Proved undeveloped (MMcfe)	167,572	115,373	63,231
Proved developed reserves as a % of total proved reserves	55%	64%	78%
Standardized measure (in thousands)(4)	$548,480	$498,690	$520,675

(1)   Our estimated proved reserves and standardized measure were determined using index prices for oil and natural gas and were held constant throughout the projected life of the properties. The unweighted arithmetic average first-day-of-the-month index prices for the prior 12 months were $79.81 per Bbl for oil and $4.38 per MMBtu for natural gas for NYMEX Henry Hub ($3.93 per MMBtu at AECO) at December 31, 2010 and $61.08 per Bbl for oil and $3.87 per MMBtu for natural gas for NYMEX Henry Hub ($3.46 per MMBtu at AECO) at December 31, 2009. The NYMEX index prices were $44.60 per Bbl for oil and $5.71 per MMBtu for natural gas for Henry Hub ($5.44 per MMBtu at AECO) at December 31, 2008. The NYMEX and AECO prices were adjusted by lease for quality, transportation fees, geographical differentials, marketing bonuses or deductions, and other factors affecting the price we receive at the point of sale.

(2)   Estimated proved reserves are based on anticipated sales volumes and do not contain those volumes of gas that we expect to be consumed in operations, flared, or injected.

(3)   In 2010 and 2009, we sold certain non-core oil and gas properties that had estimated proved reserves of 13,795 MMcfe and 77,305 MMcfe, respectively. There were no divestitures of oil and gas properties that had estimated proved reserves in 2008.

(4)   Standardized measure is an estimate of the present value of the estimated future net revenues from proved oil and gas reserves at a date indicated after deducting estimated production and property taxes, future capital costs, operating expenses, and estimated future income taxes. The estimated future net revenues are discounted at an annual rate of 10%, in accordance with the SEC's requirements, to determine their "present value." The present value is shown to indicate the effect of time on the value of the revenue stream and should not be construed as being the fair market value of the properties. Estimates of future net revenues are made using liquids and natural gas prices and operating costs at the estimation date in accordance with the SEC's rules and regulations and are held constant for the life of the reserves.

Risk factors

Investing in our common stock involves substantial risk. You should carefully consider the following risk factors and the other information in this prospectus before investing in our common stock. If any of the following risks actually occur, our business, financial condition, cash flows, and results of operations could suffer materially and adversely. In that case, the trading price of our common stock could decline, and you might lose all or part of your investment. The risks discussed below are not the only risks we face. We may experience additional risks and uncertainties not currently known to us; or, as a result of developments occurring in the future, conditions that we currently deem to be immaterial may also materially and adversely affect our business, financial condition, cash flows, and results of operations.

Risks relating to our business

Oil, natural gas, and NGL prices and related differentials are volatile. Declines in commodity prices have adversely affected our business, financial condition, cash flows, results of operations, and ability to grow and in the future may adversely affect our business, financial condition, cash flows, results of operations, access to the capital markets, and ability to grow.

Our financial condition, operating results, and future rate of growth depend upon the prices that we receive for our oil, natural gas, and NGLs. Prices also affect our cash flow available for capital expenditures and our ability to access funds under our bank credit facility and through the capital markets. The amount available for borrowing under our bank credit facility is subject to a borrowing base, which is determined by our lenders taking into account our estimated proved reserves, and is subject to periodic redeterminations based on pricing models determined by the lenders at such time. Declines in oil, natural gas, and NGL prices may adversely impact the value of our estimated proved reserves and, in turn, the market values used by our lenders to determine our borrowing base. See "Management's discussion and analysis of financial condition and results of operations—Liquidity and capital resources—Bank credit facility" on page 81 for more details. Further, because we have elected to use the full cost accounting method, each quarter we must perform a "ceiling test" that is impacted by declining prices. Significant price declines could cause us to take one or more ceiling test write-downs, which would be reflected as non-cash charges against current earnings. See "—Lower oil, natural gas, and NGL prices and other factors have resulted, and in the future may result, in ceiling test write-downs and other impairments of our asset carrying values" on page 24.

Further, the differentials between (1) the prices that we realize for our oil, natural gas, and NGLs and (2) commonly-used benchmark prices for each product, are volatile and will change over time.

In addition, significant or extended price declines may also adversely affect the amount of oil, natural gas, and NGLs that we can produce economically. A reduction in production could result in a shortfall in our expected cash flows and require us to reduce our capital spending or borrow funds to cover any such shortfall. Any of these factors could negatively impact our ability to replace our production and our future rate of growth.

The markets for oil, natural gas, and NGLs have been volatile historically, and we expect them to remain volatile in the future. Oil and natural gas spot prices reached at or near historical highs in July 2008. Prices have declined since that time and may continue to fluctuate widely in the future. The prices we receive for our oil, natural gas, and NGLs depend upon factors beyond our control, including, among others:

•
domestic and global supplies, consumer demand for oil, natural gas, and NGLs, and market expectations regarding supply and demand;

•
domestic and worldwide economic conditions;

•
the impact of the U.S. dollar and the Canadian dollar exchange rate on oil, natural gas, and NGL prices;

•
the proximity, capacity, cost, and availability of oil, natural gas, and NGL pipelines, processing, gathering, and other transportation facilities;

•
weather conditions;

•
political conditions, instability, and armed conflicts in oil-producing and gas-producing regions;

•
actions by the Organization of Petroleum Exporting Countries directed at maintaining prices and production levels;

•
the price and availability of imports of oil, natural gas, and NGLs;

•
the impact of energy conservation efforts and the price and availability of alternative fuels;

•
domestic and foreign governmental regulations and taxes; and

•
technological advances affecting energy consumption and supply.

These factors make it very difficult to predict future commodity price movements with any certainty. We sell the majority of our oil, natural gas, and NGL production at current spot prices rather than through fixed-price contracts. However, we intend in the future to enter into derivative instruments to reduce our exposure to fluctuations in oil, natural gas, and NGL prices. See "—Our use of hedging transactions could result in financial losses or reduce our income" on page 23. Further, oil prices and natural gas prices do not necessarily fluctuate in direct relation to each other. Approximately 71% of our estimated proved reserves at December 31, 2010 were natural gas, and, as a result, our financial results will be more sensitive to fluctuations in natural gas prices.

We require substantial capital expenditures to conduct our operations, engage in acquisition activities, and replace our production, and we may be unable to obtain needed financing on satisfactory terms necessary to execute our operating strategy.

We require substantial capital expenditures to conduct our exploration, development, and production operations, engage in acquisition activities, and replace our production. As part of our exploration and development operations, we have expanded, and expect to further expand, the application of horizontal drilling and multi-stage hydraulic fracture stimulation techniques. The utilization of these techniques requires substantially greater capital expenditures as compared to the drilling of a vertical well, sometimes more than three times the cost. The incremental capital expenditures are the result of greater measured depths and additional hydraulic fracture stages in horizontal wellbores. We have established a capital budget of approximately $250 million for our drilling programs in the Narraway/Ojay fields and the Evi area in 2011 and the acquisition described under "Prospectus summary—Recent developments—Acquisition of natural gas properties in the Narraway/Ojay fields" on page 6. Subsequent to the completion of this offering, we expect to increase our capital expenditure budget for 2011 to $291 million to continue our drilling programs in the Deep Basin area and the Evi area and to re-enter an existing wellbore in the Liard Basin in late 2011. Prior to completion of this offering, we plan to use cash flows from operations and borrowings from Forest to fund our capital expenditures in 2011. Subsequent to the completion of this offering, we plan to use cash flows from operations and borrowings under our bank credit facility to fund our capital expenditures in 2011. We also may engage in asset sale transactions to fund capital expenditures when market conditions permit us to complete transactions on terms we find acceptable.

As part of a divestiture program that was initiated by Forest in 2008 and continued throughout 2009, Forest's cash position increased significantly by the fourth quarter of 2009. In order to reduce its consolidated debt and interest expense, including amounts we had drawn on our bank credit facility, Forest advanced us $42 million in December 2009. We used this advance to pay down our bank credit facility. Since that time, we have continued to utilize our bank credit facility to fund short-term borrowing needs associated with our daily disbursements, which we repay utilizing cash flows from operations and borrowings from Forest. Since paying off our bank credit facility in December 2009, and through May 9, 2011, our borrowings from Forest have increased from $136 million to $354 million. In addition, intercompany advances, including accrued interest, have increased from $21 million to $45 million during the same period. As of May 9, 2011, we had approximately $354 million of intercompany debt payable to Forest, which includes additional borrowings used by us to complete the acquisition of certain gas properties in our Narraway/Ojay fields on April 29, 2011 for approximately CDN$75 million, pursuant to the promissory note, and $45 million of intercompany advances and accrued interest due to Forest. Under the separation and distribution agreement, we have agreed to use a portion of the net proceeds from this offering to pay $50 million to Forest as partial consideration for the contribution of CFOL and the Wiser Entities to us. We intend to use the remaining net proceeds from this offering and borrowings under our bank credit facility to repay all of our outstanding indebtedness to Forest, including intercompany advances and accrued interest. We do not expect to be able to borrow from, or receive intercompany advances from, Forest after the completion of this offering. On a pro forma basis, as of May 9, 2011, after giving effect to this offering, the application of the net proceeds therefrom, the related transactions, and the acquisition of certain natural gas properties located in the Narraway/Ojay fields described under "Prospectus summary—Recent Developments—Acquisition of natural gas properties in the Narraway/Ojay fields" on page 6, we estimate that we would have had $192.2 million in borrowings under our bank credit facility.

Following completion of this offering, we intend to rely on cash flows from operations and borrowings under our bank credit facility and, occasionally, property sales as our primary sources of liquidity. There can be no assurance that such sources will be sufficient to fund our exploration, development, and acquisition activities. For so long as Forest is required to consolidate our results of operations and financial position, we may not incur any additional indebtedness if the incurrence of indebtedness either (1) will cause Forest to be in breach of or default under any contract or agreement, (2) is reasonably likely, in Forest's reasonable opinion, to adversely impact Forest's credit rating, or (3) involves more than $5 million, except that the restriction against the incurrence of additional indebtedness contained in this clause (3) will not, however, affect our ability to borrow under our bank credit facility. Following the completion of this offering, and prior to the later of the spin-off and the expiration of the lock-up period under the underwriting agreement, we will be unable to issue any additional stock to fund our exploration, development, and acquisition activities. Following the spin-off and the expiration of the lock-up period under the underwriting agreement, our ability to access the private or public equity capital markets or complete asset sales to fund such activities will be subject to certain limitations related to the spin-off, as described below. If our revenues and cash flows decrease in the future as a result of a decline in commodity prices or a reduction in production levels, however, and we are unable to obtain additional equity or debt financing in the private or public capital markets or access alternative sources of funds, we may be required to reduce the level of our capital expenditures and may lack the capital necessary to replace our reserves or maintain our production levels.

Our future revenues, cash flows, and spending levels are subject to a number of factors, including commodity prices, the level of production from existing wells, and our success in developing and producing new wells. Further, our ability to access funds under our bank credit facility is based on a borrowing base, which is subject to periodic redeterminations based on our estimated proved reserves and prices that will be determined by our lenders using the bank pricing prevailing at such time. If the prices for oil and natural gas decline, or if we have a downward revision in estimates of our proved reserves, the borrowing base may be reduced. See "Management's discussion and analysis of financial condition and results of operations—Liquidity and capital resources—Bank credit facility" on page 81 for more details.

Our ability to access the private and public equity and debt markets and complete future asset monetization transactions is also dependent upon oil, natural gas, and NGL prices, in addition to a number of other factors, some of which are outside our control. These factors include, among others:

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the value and performance of our equity securities;

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domestic and global economic conditions; and

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conditions in the domestic and global financial markets.

In addition, immediately prior to the completion of this offering, we will enter into separation agreements with Forest to preserve the tax-free status of a potential spin-off. As a result, we will be restricted in our ability to sell assets outside the ordinary course of business, to issue or sell our common stock or other securities (including securities convertible into our common stock but excluding certain compensation arrangements), or to enter into any other corporate transaction that would cause us to undergo either a 50% or greater change in the ownership of our voting stock or a 50% or greater change in the ownership (measured by value) of all classes of our stock (in either case, taking into account shares issued in this offering). See "—Risks related to our relationship with Forest—The separation agreements may limit our ability to obtain additional financing or make acquisitions and may require us to pay significant tax liabilities" on page 36 and "—The separation agreements may limit our ability to make acquisitions, dispose of assets, acquire equity or debt securities of another person, incur indebtedness, or take any other actions that could reasonably result in Forest being in breach of or in default under its bank credit facility, the indentures governing its senior notes, or any other contract or agreement" on page 38.

The credit crisis and related turmoil in the global financial markets have had an impact on our business and our financial condition, and we may face additional challenges if economic and financial market conditions worsen. The weakened economic conditions also may adversely affect the collectability of our trade receivables. For example, our accounts receivable are primarily from purchasers of our oil, natural gas, and NGL production and other exploration and production companies that own working interests in the properties that we operate. This industry concentration could adversely impact our overall credit risk because our customers and working interest owners may be similarly affected by changes in economic and financial market conditions, commodity prices, and other conditions. Further, a credit crisis and turmoil in the financial markets in the future could cause our commodity derivative instruments, if any, to be ineffective in the event a counterparty was unable to perform its obligations or sought bankruptcy protection.

Due to these factors, we cannot be certain that funding, if needed, will be available to the extent required, or on acceptable terms. If we are unable to access funding when needed on acceptable terms, we may not be able to fully implement our business plans, take advantage of business opportunities, respond to competitive pressures, or refinance our debt obligations as they come due, any of which could have a material adverse effect on our business, financial condition, cash flows, and results of operations.

Our future debt levels may limit our flexibility to obtain additional financing and pursue other business opportunities.

On a pro forma basis, as of May 9, 2011, after giving effect to this offering, the application of the net proceeds therefrom, the related transactions, and the acquisition of certain natural gas properties located in the Narraway/Ojay fields described under "Prospectus summary—Recent developments—Acquisition of natural gas properties in the Narraway/Ojay fields" on page 6, we estimate that we would have had $192.2 million in borrowings under our bank credit facility. Following this offering, we believe we will have the ability to incur additional debt, including under our bank credit facility. In the future, we may incur significant indebtedness in order to develop our properties. However, the amount of debt we will be able to incur will be primarily subject to the market value of our estimated proved reserves. Our future indebtedness could have important consequences to us, including:

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our ability to obtain additional financing, if necessary, for working capital, capital expenditures, acquisitions, or other purposes may be impaired, or such financing may not be available on favorable terms;

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covenants contained in our existing and future credit and debt arrangements will require us to meet financial tests that may affect our flexibility in planning for and reacting to changes in our business, including possible acquisition opportunities;

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we may need a substantial portion of our cash flow to make principal and interest payments on our indebtedness, reducing the funds that would otherwise be available for operations and future business opportunities; and

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our debt level will make us more vulnerable to competitive pressures or a downturn in our business or in the economy generally than our competitors with less debt.

Our ability to service our indebtedness will depend upon, among other things, our future financial and operating performance, which will be affected by prevailing economic conditions and commodity prices and financial, business, regulatory, and other factors, some of which are beyond our control. If our operating results are not sufficient to service our future indebtedness, we will be forced to take actions such as reducing or delaying business activities, acquisitions, investments, and/or capital expenditures, selling assets, restructuring or refinancing our indebtedness, or seeking additional equity capital or bankruptcy protection. We may not be able to effect any of these remedies on satisfactory terms or at all.

For so long as Forest is required to consolidate our results of operations and financial position, we may not incur any additional indebtedness if the incurrence of indebtedness either (1) will cause Forest to be in breach of or default under any contract or agreement, (2) is reasonably likely, in Forest's reasonable opinion, to adversely impact Forest's credit rating, or (3) involves more than $5 million, except that the restriction against the incurrence of additional indebtedness contained in this clause (3) will not, however, affect our ability to borrow under our bank credit facility. Following the completion of this offering, and prior to the later of the spin-off and the expiration of the lock-up period under the underwriting agreement, we will be unable to issue any additional stock to fund our exploration, development, and acquisition activities. Following the spin-off and the expiration of the lock-up period under the underwriting agreement, our ability to access the private or public equity capital markets or complete asset sales to fund such activities will be subject to certain limitations related to the spin-off. Immediately prior to the completion of this offering, we will enter into separation agreements with Forest to preserve the tax-free status of a potential spin-off. As a result, we will be restricted in our ability to sell assets outside the ordinary course of business, to issue or sell our common stock or other securities (including securities convertible into our common stock but excluding certain compensation arrangements), or to enter into any other corporate transaction that would cause us to undergo either a 50% or greater change in the ownership of our voting stock or a 50% or greater change in the ownership (measured by value) of all classes of our stock (in either case, taking into account shares issued in this offering). See "—Risks related to our relationship with Forest—The separation agreements may limit our ability to obtain additional financing or make acquisitions and may require us to pay significant tax liabilities" on page 36 and "—The separation agreements may limit our ability to make acquisitions, dispose of assets, acquire equity or debt securities of another person, incur indebtedness, or take any other actions that could reasonably result in Forest being in breach of or in default under its bank credit facility, the indentures governing its senior notes, or any other contract or agreement" on page 38.

Our new bank credit facility will have substantial restrictions and a financial covenant that may restrict our business and financing activities and could have a material adverse effect on our business, financial condition, cash flows, and results of operations.

In connection with this offering, we have entered into a new stand-alone bank credit facility, the operative provisions of which will become effective upon the closing of this offering. Our new bank credit facility includes covenants that place limitations on certain types of activities, including restrictions or requirements with respect to additional debt, liens, asset sales, hedging activities, investments, dividends, mergers, and acquisitions. In addition, we will be required to comply with a financial covenant relating to our EBITDA ratio. For example, our new bank credit facility provides that CFOL will not permit its ratio of total debt outstanding to consolidated EBITDA (as adjusted for non-cash charges) to be greater than 4.00 to 1.00 for four consecutive quarters.

Our ability to comply with these restrictions and covenants in the future is uncertain and will be affected by the levels of cash flow from our operations and events or circumstances beyond our control. If market or other economic conditions deteriorate, our ability to comply with these covenants may be impaired. If CFOL were to fail to perform its obligations under any of the restrictions, covenants, or requirements in our new bank credit facility, it could cause an event of default, and our new bank credit facility could be terminated and amounts outstanding could be declared immediately due and payable. We might not have, or be able to obtain, sufficient funds to make these accelerated payments. In addition, our obligations under our new bank credit facility will be secured by substantially all of CFOL's assets, and if we are unable to repay any outstanding indebtedness under our new bank credit facility, the lenders could seek to foreclose on such assets, which could have a material adverse effect on our business, financial condition, cash flows, and results of operations.

Our new bank credit facility limits the amounts we can borrow to a borrowing base amount, determined by the lenders in their sole discretion taking into account the estimated value of CFOL's oil and gas properties. Outstanding borrowings in excess of the borrowing base will be required to be repaid. If we do not have sufficient funds on hand for repayment, we may be required to seek a waiver or amendment from our lenders, refinance our credit facility, or sell assets, debt, or common stock. We may not be able obtain such financing or complete such transactions on terms acceptable to us, or at all. Failure to make the required repayment could result in a default under our new bank credit facility, which could have a material adverse effect on our business, financial condition, cash flows, and results of operations.

Our use of hedging transactions could result in financial losses or reduce our income.

To reduce our exposure to fluctuations in oil, natural gas, and NGL prices, we expect to enter into derivative instruments (or hedging agreements) for a portion of our oil, natural gas, and NGL production. We expect that our commodity hedging agreements will be limited in duration, usually for periods of two years or less; however, in conjunction with acquisitions, we may enter into or acquire hedges for longer periods. Our hedging transactions will expose us to certain risks and financial losses, including, among others, the risk that:

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we may be limited in receiving the full benefit of increases in oil, natural gas, and NGL prices as a result of these transactions;

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we may hedge too much or too little production, depending on how oil, natural gas, and NGL prices fluctuate in the future;

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there is a change to the expected differential between the underlying price and the actual price received; and

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a counterparty to a hedging arrangement may default on its obligations to us.

Our hedging transactions will impact our earnings in various ways. Due to the volatility of oil, natural gas, and NGL prices, we may be required to recognize mark-to-market gains and losses on derivative instruments, as the estimated fair value of our commodity derivative instruments is subject to significant fluctuations from period to period. The amount of any actual gains or losses recognized will likely differ from our period-to-period estimates and will be a function of the actual price of the commodities on the settlement date of the derivative instrument. We expect that commodity prices will continue to fluctuate in the future, and, as a result, our periodic financial results will be subject to fluctuations related to our derivative instruments.

The implementation of financial reform legislation and regulations could have an adverse effect on our ability to use derivative instruments to hedge risks associated with our business.

To reduce our exposure to fluctuations in oil, natural gas, and NGL prices, we expect in the future to enter into derivative instruments (or hedging agreements) for a portion of our oil, natural gas, and NGL production. Over-the-counter derivatives have been the subject of recent legislative and regulatory initiatives. In the United States, comprehensive financial reform legislation, known as the Dodd-Frank Wall Street Reform and Consumer Protection Act, or the Dodd-Frank Act, was recently adopted that, among other things, establishes federal oversight and regulation of the over-the-counter derivatives market and entities, including businesses like ours, that participate in that market. The Dodd-Frank Act requires the U.S. Commodities Futures Trading Commission, or the CFTC, and the SEC to promulgate rules and regulations implementing the new legislation within 360 days from the date of enactment. In its rulemaking under the Dodd-Frank Act, the CFTC has proposed regulations to set position limits for certain futures and option contracts in the major energy markets and for swaps that are their economic equivalents. Certain bona fide hedging transactions or positions would be exempt from these position limits. It is not possible at this time to predict when the CFTC will finalize these regulations. In Canada, securities regulatory authorities have recently published a consultation paper on over-the-counter derivatives regulation, which includes proposals that are similar, in certain respects, to matters provided for under the Dodd-Frank Act. New regulations may require us to comply with margin requirements and with certain clearing and trade-execution requirements in connection with our derivatives activities, although the application of those provisions to us is uncertain at this time, and may also require the counterparties to our derivative instruments to spin-off some of their derivatives activities to a separate entity, which may not be as creditworthy as such counterparty. Such legislative and regulatory initiatives could significantly increase the cost of derivatives contracts (including through requirements to post collateral, which could adversely affect our available liquidity), materially alter the terms of derivatives contracts, reduce the availability of derivatives to protect against risks we encounter, reduce our ability to monetize or restructure any derivatives contracts, and increase our exposure to less creditworthy counterparties. If we limit our use of derivatives as a result of any such legislative and regulatory initiatives, our results of operations may become more volatile and our cash flows may be less predictable, which could adversely affect our ability to plan for and fund capital expenditures. Finally, the Dodd-Frank Act was intended, in part, to reduce the volatility of oil, natural gas, and NGL prices, which some legislators attributed to speculative trading in derivatives and commodity instruments related to oil, natural gas, and NGLs. Our revenues could, therefore, be adversely affected if a consequence of any new legislation and regulations is to lower commodity prices. Any of these consequences could have a material adverse effect on our business, financial condition, cash flows, and results of operations.

Lower oil, natural gas, and NGL prices and other factors have resulted, and in the future may result, in ceiling test write-downs and other impairments of our asset carrying values.

We use the full cost method of accounting to report our oil and gas operations. Under this method, we capitalize the cost to acquire, explore for, and develop oil and gas properties. Under full cost accounting rules, the net capitalized costs of proved oil and gas properties may not exceed a "ceiling limit," which is based upon the present value of estimated future net cash flows from proved reserves, discounted at 10%. If net capitalized costs of proved oil and gas properties exceed the ceiling limit, we must charge the amount of the excess to earnings. This is called a "ceiling test write-down." Under the accounting rules, we are required to perform a ceiling test each quarter. A ceiling test write-down would not impact cash flow from operating activities, but it would reduce our stockholders' equity. See "Management's discussion and analysis of financial condition and results of operations—Critical accounting policies, estimates, judgments, and assumptions—Full cost method of accounting" on page 87 for further details.

Investments in unproved properties, including capitalized interest costs, are also assessed periodically to ascertain whether impairment has occurred. Unproved properties whose costs are individually significant are assessed individually by considering the primary lease terms of the properties, the holding period of the properties, and geographic and geologic data obtained relating to the properties. The amount of impairment assessed, if any, is added to the costs to be amortized. If an impairment of unproved properties results in a reclassification to proved oil and gas properties, the amount by which the ceiling limit exceeds the capitalized costs of proved oil and gas properties would be reduced.

The risk that we will be required to write-down the carrying value of our oil and gas properties, our unproved properties, or goodwill increases when oil, natural gas, and NGL prices are low. In addition, write-downs may occur if we experience substantial downward adjustments to our estimated proved reserves or our unproved property values, or if estimated future development costs increase. For example, we recorded a non-cash ceiling test write-down of approximately $199 million in the first quarter of 2009. This write-down was reflected as a charge to net earnings. Additional ceiling test write-downs may be required if oil, natural gas, and NGL prices decline further, unproved property values decrease, estimated proved reserve volumes are revised downward, or costs incurred in exploration, development, or acquisition activities exceed the discounted future net cash flows from the additional reserves, if any.

Our proved reserves are estimates and depend on many assumptions. Any material inaccuracies in these assumptions could cause the quantity and value of our oil and natural gas reserves, and our revenue, profitability, and cash flow, to be materially different from our estimates.

The proved oil and gas reserve information and the related future net revenues information contained in this prospectus represent only estimates, which are prepared by our internal staff of engineers and audited by DeGolyer and MacNaughton, an independent petroleum engineering firm. Estimating quantities of proved oil and gas reserves is a subjective, complex process and depends on a number of variable factors and assumptions. To prepare estimates of economically recoverable oil and gas reserves and future net cash flows, we:

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analyze historical production from the area and compare it to production rates from other producing areas;

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analyze available technical data, including geological, geophysical, production, and engineering data, and the extent, quality, and reliability of this data can vary; and

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make various economic assumptions, including assumptions about oil, natural gas, and NGL prices, drilling, operating, and production costs, severance and excise taxes, capital expenditures, workover and remedial costs, and the availability of funds.

As a result, these estimates are inherently imprecise. Ultimately, actual production, revenues, taxes, expenses, and expenditures relating to our reserves will vary from our estimates. Any significant inaccuracies in our assumptions or changes in operating conditions could cause the estimated quantities and net present value of the reserves contained in this prospectus to be significantly different from the actual quantities and net present value of our reserves. In addition, we may adjust our estimates of proved reserves to reflect production history, actual results, prevailing commodity prices, and other factors, many of which are beyond our control.

Further, you should not assume that any present value of future net cash flows from our estimated proved reserves contained in this prospectus represents the market value of our estimated proved reserves. We base the estimated discounted future net cash flows from our estimated proved reserves at December 31, 2010 on first-day-of-the-month average oil and natural gas prices for the twelve-month period preceding the estimate and on costs as of the date of the estimate. Actual future prices and costs may be materially higher or lower. Actual future net revenues will be affected by factors such as the amount and timing of actual development expenditures, the rate and timing of production, and changes in governmental regulations and/or taxes. At December 31, 2010, approximately 45% of our estimated proved reserves (by volume) were undeveloped. Recovery of undeveloped reserves generally requires significant capital expenditures and successful drilling operations. Our reserve estimates include the assumption that we will make significant capital expenditures to develop these undeveloped reserves, and the actual costs, development schedule, and results associated with these properties may not be as estimated. In addition, the 10% discount factor that we use to calculate the net present value of future net revenues and cash flows may not necessarily be the most appropriate discount factor, based on our cost of capital in effect from time to time and the risks associated with our business and the oil and gas industry in general.

Our failure to replace our reserves could result in a material decline in our reserves and production, which could have a material adverse effect on our business, financial condition, cash flows, and results of operations.

In general, our proved reserves decline when oil and natural gas is produced, unless we are able to conduct successful exploitation, exploration, and development activities, or acquire additional properties containing proved reserves, or both. Our future performance, therefore, is dependent upon our ability to find, develop, and acquire additional oil and natural gas reserves that are economically recoverable. Exploring for, developing, or acquiring reserves is capital intensive and uncertain. We may not be able to economically find, develop, or acquire additional reserves, or may not be able to make the necessary capital investments if our cash flows from operations decline or external sources of capital become limited or unavailable. We cannot assure you that our future exploitation, exploration, development, and acquisition activities will result in additional proved reserves or that we will be able to drill productive wells at acceptable costs. See "—We require substantial capital expenditures to conduct our operations, engage in acquisition activities, and replace our production, and we may be unable to obtain needed financing on satisfactory terms necessary to execute our operating strategy" on page 18 for a discussion of the impact of financial market conditions on our access to financing.

As part of our ongoing operations, we plan to explore in new or emerging plays. As a result, our drilling in these areas is subject to greater risk and uncertainty.

We sometimes explore in new or emerging plays. These activities are more uncertain than drilling in areas that are developed and have established production. Because emerging plays and new formations have limited or no production history, we are less able to use past drilling results to help predict future results. The lack of historical information may result in our being unable to fully execute our expected drilling programs in these areas, or the return on investment in these areas may turn out to not be as attractive as anticipated. We cannot assure you that our future drilling activities in the Utica Shale in Quebec, the Liard Basin in the Northwest Territories, or other emerging plays will be successful or, if successful, will achieve the potential resource levels that we currently anticipate based on the drilling activities that have been completed or will achieve the anticipated economic returns based on our current cost models.

Exploration and drilling activities involve substantial risks and may not result in commercially productive reserves.

We do not always encounter commercially productive reservoirs through our drilling operations. The seismic data and other technologies that we use when drilling wells do not allow us to conclusively determine prior to drilling a well whether oil, natural gas, or NGLs are present or can be produced economically. As a result, we may drill new wells or participate in new wells that are dry wells or are productive but not commercially productive, and, as a result, we may not recover all or any portion of our investment in the wells we drill or in which we participate.

The costs and expenses of drilling, completing, and operating wells are often uncertain. The presence of unanticipated pressures or irregularities in formations, miscalculations, or accidents may cause our drilling costs to be significantly higher than expected or cause our drilling activities to be unsuccessful or result in the total loss of our investment. Also, our development and exploration operations may be shortened, delayed, or canceled or we may incur significant expenditures that are not provided for in our capital budget as a result of a variety of factors, many of which are beyond our control, including, among others:

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unexpected drilling conditions;

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geological irregularities or pressure in formations;

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mechanical difficulties and equipment failures or accidents;

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increases in the costs of, or shortages or delays in the availability of, drilling rigs and related equipment;

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shortages in labor;

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adverse weather conditions;

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compliance with environmental and other governmental requirements;

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fires, explosions, blow-outs, or cratering; and

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restricted access to land necessary for drilling or laying pipelines.

Drilling activities are subject to many risks, including well blow-outs, cratering, and explosions, pipe failures, fires, uncontrollable flows of oil, natural gas, brine, or well fluids, other environmental hazards, and risks outside of our control, including the factors described above, and other risks associated with conducting drilling activities. Among other things, these risks include the risk of natural gas leaks, oil spills, pipeline ruptures, and discharges of toxic gases, any of which could result in substantial losses, personal injuries or loss of life, severe damage to or destruction of property, natural resources, and equipment, extensive pollution or other environmental damage, clean-up responsibilities, regulatory investigations, administrative, civil, and criminal penalties, and injunctions resulting in the suspension of our operations. If any of these risks occur, we could sustain substantial losses.

Drilling locations that we decide to drill may not yield oil, natural gas, or NGLs in commercially viable quantities.

We describe drilling locations that are not proved undeveloped drilling locations and our plans to explore those drilling locations in this prospectus. These non-proved drilling locations are in various stages of evaluation, ranging from a location which is ready to drill to a location that will require substantial additional interpretation. There is no way to predict in advance of drilling and testing whether any particular location will yield oil, natural gas, or NGLs in sufficient quantities to recover drilling or completion costs or to be economically viable. The use of technologies and the study of producing fields in the same area will not enable us to know conclusively, prior to drilling, whether oil, natural gas, or NGLs will be present or, if present, whether oil, natural gas, or NGLs will be present in sufficient quantities to be economically viable. Even if sufficient amounts of oil, natural gas, or NGLs exist, we may damage the potentially productive hydrocarbon bearing formation or experience mechanical difficulties while drilling or completing the well, resulting in a reduction in production from the well or abandonment of the well. We cannot assure you that the analogies we draw from available data from other wells, more fully explored locations, or producing fields will be applicable to our other identified drilling locations. In summary, the cost of drilling, completing, and operating any well is often uncertain, and new wells may not be productive.

Our drilling locations are scheduled to be drilled over several years, making them susceptible to uncertainties that could materially alter the occurrence or timing of their drilling. In addition, we may not be able to raise the significant amount of capital that would be necessary to drill a substantial portion of our potential drilling locations.

Our management has identified and scheduled drilling locations as an estimate of our future multi-year drilling activities on our existing acreage. As of December 31, 2010, we had only 181 gross drilling locations with proved undeveloped reserves attributed to them. All of our drilling locations represent a significant part of our growth strategy. Our ability to drill and develop these locations is subject to a number of uncertainties, including the availability of capital, seasonal conditions, regulatory approvals, oil, natural gas, and NGL prices, costs, and drilling results. Because of these uncertainties, we do not know if the drilling locations we have identified will ever be drilled or if we will be able to produce oil, natural gas, or NGLs from these or any other potential drilling locations.

Competition within our industry is intense and may have a material adverse effect on our business, financial condition, cash flows, and results of operations.

We operate in a highly competitive environment. We compete with major and independent oil and gas companies in acquiring desirable oil and gas properties and in obtaining the equipment and labor required to develop and operate such properties. We also compete with major and independent oil and gas companies in the marketing and sale of oil, natural gas, and NGLs. Many of these competitors are larger, including some of the fully integrated energy companies, and have financial, staff, and other resources substantially greater than ours. As a result, these companies may have greater access to capital and may be able to pay more for development prospects and producing properties, or evaluate and bid for a greater number of properties and prospects than our financial and staffing resources permit. Also, from time to time, we have to compete with financial investors in the property acquisition market, including private equity sponsors with more funds and access to additional liquidity. Factors that affect our ability to acquire properties include availability of desirable acquisition targets, staff, and resources to identify and evaluate properties, available funds, and internal standards for minimum projected return on investment. In addition, while costs for equipment, services, and labor in the industry, as well as the cost of properties available for acquisition, tend to fluctuate with oil, natural gas, and NGL prices, these costs often do not decrease proportionately to, or their decreases lag behind, decreases in commodity prices. This disconnect can negatively impact our cash flows and may put us at a competitive disadvantage with respect to companies that have greater financial and operational resources. In addition, oil and gas producers are increasingly facing competition from providers of non-fossil energy, and government policy may favor those competitors in the future. Many of these competitors have financial and other resources substantially greater than ours. We can give no assurance that we will be able to compete effectively in the future and that our business, financial condition, cash flows, and results of operations will not suffer as a result.

Our business, financial condition, cash flows, and results of operations may be adversely affected by foreign currency fluctuations and economic and political developments.

Currently, all of our oil and gas properties and operations are located in Canada. As a result, we are exposed to the risks associated with operating as a foreign company in Canada, including political and economic developments, royalty and tax increases, changes in laws or policies affecting our exploration and development activities, and currency exchange risks, as well as changes in the policies of Canada affecting trade, taxation, and investment.

The costs and expenses of our operations are denominated in Canadian dollars. As a result, our reported profitability of our operations is subject to the risk of fluctuation in the exchange rates between the U.S. dollar and Canadian dollar. In addition, our operations are impacted by the regulatory requirements in the provinces and territories in which our operations are located, and our project economics are influenced by the differing royalty regimes in each of these locations. Any adverse regulatory developments relating to the royalty regimes applicable to our operations or the laws or policies affecting our exploration and development activities could have a material adverse effect on our business, financial condition, cash flows, and results of operations. See "—Our oil and gas operations are subject to various environmental and other governmental laws and regulations that materially affect our operations" below and "—New laws or regulatory requirements relating to hydraulic fracturing could make it more difficult or costly for us to perform fracturing of producing formations and could have an adverse effect on our ability to produce oil and gas from new wells" below and "Business—Industry regulation" on page 113, "Business—Royalties" on page 114, "Business—Land tenure" on page 120, "Business—Environmental regulation" on page 120, and "Business—Climate change regulation" on page 121, for more detail on the Canadian regulatory framework.

Our oil and gas operations are subject to various environmental and other governmental laws and regulations that materially affect our operations.

Our oil and gas operations are subject to various Canadian federal, provincial, territorial, and local laws and regulations. These laws and regulations may be changed in response to economic or political conditions, and regulate, among other things, land tenure and the production, handling, storage, transportation, and disposal of oil and gas, by-products from oil and gas, and other substances and materials produced or used in connection with oil and gas operations. Federal authorities do not regulate the price of oil and gas in export trade. However, Canadian law regulates the quantities of oil, natural gas, and NGLs that may be removed from the provinces and exported from Canada in certain circumstances, and regulatory requirements also exist related to licensing for drilling of wells, the method and ability to produce wells, surface usage, transportation of production from wells, and conservation matters. In addition, the provinces and territories in which we operate have legislation and regulations governing land tenure, royalties, production rates and taxes, environmental protection, and other matters under their respective jurisdiction. Compliance with these laws and regulations can affect the location or size of leases and facilities, prohibit or limit the extent to which exploration and development may be allowed, and require proper closure of wells and restoration of properties when production ceases. Failure to comply with these laws and regulations in effect from time to time may result in the assessment of administrative, civil, or criminal penalties, imposition of remedial obligations, and issuance of injunctions that could delay, limit, or prohibit certain of our operations. Further, a significant spill from one of our facilities could have a material adverse effect on our business, financial condition, cash flows, and results of operations. We cannot predict the ultimate cost of compliance with these requirements or their effect on our operations. We may not be able to recover some or any of these costs from insurance.

Our operations are, and will continue to be, affected to varying degrees by laws and regulations regarding environmental protection, which may be changed to impose higher standards and potentially more costly obligations on us. Future environmental laws or regulations or approvals or processes required thereunder, and the direct and indirect costs of complying with such laws, regulations, approvals, or processes, may adversely affect our business, financial condition, cash flows, and results of operations. We believe that it is reasonably likely that the trend in environmental legislation and regulation will continue toward stricter standards. See "Business—Environmental regulation" on page 120. Canadian federal, provincial, and territorial governments are continuing to assess and develop GHG emission reduction strategies. The direct and indirect costs of complying with any emission reduction requirements arising from the implementation of any such strategies or any related laws or regulations imposed either federally, provincially, or territorially may adversely affect our business, financial condition, cash flows, and results of operations. See "Business—Climate change regulation" on page 121.

New laws or regulatory requirements relating to hydraulic fracturing could make it more difficult or costly for us to perform fracturing of producing formations and could have an adverse effect on our ability to produce oil and gas from new wells.

Hydraulic fracturing is an important and common practice that is used to stimulate production of hydrocarbons. The process involves the injection of water, sand, and chemicals under pressure into the formation to fracture the surrounding rock and stimulate production. Some concern has been expressed over the potential environmental impact of hydraulic fracturing operations, including with respect to the effect on water resources. In the province of Quebec, for example, BAPE was requested to review environmental and health and safety issues concerning the development of the shale gas industry in Quebec, including hydraulic fracturing operations, in connection with the government's consideration of a new oil and gas regulatory regime for the province and in anticipation of new oil and gas legislation expected to be introduced by the Government of Quebec later in 2011 or 2012. The BAPE report, released on March 8, 2011, recommends that the province undertake a strategic environmental assessment, or SEA, of shale gas drilling and that development be controlled during the assessment process. In response to the report, the Quebec Minister of Sustainable Development, Environment and Parks announced that the work of the BAPE would guide future action by the provincial government and that he would move forward with a SEA through a committee of experts and representatives from government, municipalities and industry. The Minister indicated that hydraulic fracturing will only be authorized when required to advance scientific knowledge for the assessment, and that necessary transitional regulations would be adopted in the short term. A SEA could take 18 to 30 months to complete, during which time further shale gas activities in Quebec, including the use of hydraulic fracturing techniques, may be prohibited or otherwise significantly restricted. The particulars of any such prohibitions or other restrictions, including their duration, transitional provisions, and exceptions, if any, are not yet known. See "Business—Environmental regulation" on page 120. Regulatory initiatives relating to hydraulic fracturing have also commenced or been announced in the United States, where some states have adopted or are considering the adoption of regulations that could restrict hydraulic fracturing in certain circumstances and require disclosure of chemicals used in the fracturing process, and the U.S. Environmental Protection Agency and a committee of the U.S. House of Representatives have both initiated reviews of hydraulic fracturing practices. If new laws or regulatory requirements that prohibit or otherwise significantly restrict hydraulic fracturing are adopted in any jurisdiction in which we operate, whether as a consequence of environmental concerns or otherwise, it may become more difficult or costly for us to perform fracturing to stimulate production from tight formations. In addition, additional permitting, disclosure, or other regulatory obligations may make it more difficult for us to complete oil and natural gas wells and cause permitting delays and potential increases in costs. Restrictions on hydraulic fracturing could also reduce the amount of oil, natural gas, and NGLs that we are ultimately able to produce from our reserves.

Aboriginal peoples have claimed aboriginal title and rights in portions of Canada.

Aboriginal peoples have claimed aboriginal title and rights in portions of Canada. We are not aware that any claims have been made against us in respect of our properties and assets; however, if a claim arose and was successful, such claim may have a material adverse effect on our business, financial condition, cash flows, and results of operations. Our operations may be delayed or interrupted to the extent that they are deemed to encroach on the traditional rights of aboriginal people to hunt, trap, or otherwise have access to natural resources. For example, we encountered certain infrastructure constraints in our Ojay field in British Columbia, due in part to a several-month delay in permitting required for gathering pipelines recently installed in the field, while an aboriginal people considered the installation's potential impact on their traditional land use. We may face similar delays and interruptions in the future.

The marketability of our production is dependent upon transportation and processing facilities over which we may have no control.

The marketability of our production depends in part upon the availability, proximity, and capacity of pipelines, natural gas gathering systems, and processing facilities. Any significant change in market factors affecting these infrastructure facilities, as well as delays in the construction of new infrastructure facilities, could harm our business. We deliver a portion of our oil, natural gas, and NGLs through gathering facilities that we do not own or operate. As a result, we are subject to the risk that these facilities may be temporarily unavailable due to mechanical reasons or market conditions, or may not be available to us in the future. For example, we experienced shut-in production due to infrastructure constraints in our Ojay field in British Columbia in 2010, due in part to a several-month delay in permitting required for gathering pipelines recently installed in the field, while an aboriginal people considered the installation's potential impact on their traditional land use. If we experience interruptions or loss of pipelines or access to gathering systems that impact a substantial amount of our production, it could have a material adverse effect on our business, financial condition, cash flows, and results of operations.

We may not be insured against all of the operating risks to which our business is exposed.

The exploration, development, and production of oil, natural gas, and NGLs involve operating risks. These risks include the risk of fire, explosions, blow-outs, pipe failure, damaged drilling and oil field equipment, abnormally pressured formations, weather-related issues, and environmental hazards. Environmental hazards include oil spills, gas leaks, pipeline ruptures, or discharges of toxic gases. If any of these industry-operating risks occur, we could have substantial losses. Substantial losses may be caused by injury or loss of life, severe damage to or destruction of property, natural resources, and equipment, pollution or other environmental damage, clean-up responsibilities, regulatory investigation and penalties, and suspension of operations. Consistent with industry practice, we maintain insurance against some, but not all, of the risks described above. Generally, pollution-related environmental risks are not fully insurable. We do not insure against business interruption. We cannot assure that our insurance will be fully adequate to cover other losses or liabilities. Also, we cannot predict the continued availability of insurance at premium levels that justify its purchase.

We will incur increased legal, accounting, and other costs as a result of being a public company.

Prior to this offering, as a subsidiary of a publicly-held company, we were not directly responsible for the corporate governance and financial reporting practices, policies, and disclosure required of a publicly-traded company. As a public company, we will incur significant legal, accounting, and other expenses that we did not directly incur in the past. In addition, the Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act, the Dodd-Frank Act, and applicable Canadian securities laws, as well as new rules implemented by the SEC, Canadian securities regulators, and the NYSE, require or may require changes in corporate governance practices of public companies. We expect these new rules and regulations to increase our legal and financial compliance costs and to make some activities more time-consuming and costly. All of the foregoing may cause our costs to be higher than the historical costs associated with these areas reflected in our financial statements.

Our results as a separate, stand-alone company could be materially different from those portrayed in our historical financial results.

The historical financial information included in this prospectus has been derived from the consolidated historical financial statements of CFOL. The historical costs and expenses reflected in CFOL's financial statements include a management fee intended to reimburse Forest for certain corporate functions provided by Forest on our behalf, including, among other things, executive oversight, insurance and risk management, treasury, information technology, legal, accounting, tax, marketing, corporate engineering, and human resources services. The management fee was based on what Forest considered to be reasonable reflections of the historical utilization levels of these services required in support of our business. In addition, a portion of the interest costs reflected in CFOL's consolidated financial statements was associated with a note payable to and advances from Forest, which provided for interest rates that may not have been comparable with the rates we would have negotiated with a third party. Other significant changes may occur in our cost structure, management, financing, and business operations as a result of operating as a separate, stand-alone public company. For additional information, see "Selected historical consolidated financial and other data" on page 55, "Management's discussion and analysis of financial condition and results of operations" beginning on page 67, and the consolidated historical financial statements and the notes thereto included elsewhere in this prospectus.

If, after this offering, we are unable to satisfy the requirements of Section 404 of the Sarbanes-Oxley Act, or our internal controls over financial reporting are not effective, the reliability of our financial statements may be questioned, and our share price may suffer.

Section 404 of the Sarbanes-Oxley Act requires any company subject to the reporting requirements of the U.S. securities laws to perform a comprehensive evaluation of its and its subsidiaries' internal controls over financial reporting. Similar requirements apply to reporting issuers under Canadian securities laws. To comply with these requirements, we will be required to document and test our internal control procedures, our management will be required to assess and issue a report concerning our internal controls over financial reporting, and, under the Sarbanes-Oxley Act, our independent auditors will be required to issue an opinion on management's assessment and the effectiveness of our internal controls over financial reporting. Our compliance with Section 404 of the Sarbanes-Oxley Act will first be reported on in connection with the filing of our Annual Report on Form 10-K for the fiscal year ending December 31, 2012. The first certification by our chief executive officer and chief financial officer under Canadian securities laws as to their evaluation of our internal controls over financial reporting will occur in connection with the completion of our annual filings for the fiscal year ended December 31, 2011, subject to any available exemptions based on compliance with the SEC rules implementing Section 404. The rules governing the standards that must be met for management to assess our internal controls over financial reporting are complex and require significant documentation, testing, and possible remediation. During the course of its testing, our management may identify material weaknesses or significant deficiencies, which may not be remedied in time to meet the deadline imposed by the SEC rules implementing Section 404. If our management cannot favorably assess the effectiveness of our internal controls over financial reporting, or our auditors identify material weaknesses in our internal controls, investor confidence in our financial results may weaken, and our share price may suffer.

Our separation from Forest may adversely affect our business, and we may not achieve some or all of the expected benefits of the separation.

We may not be able to achieve the full strategic and financial benefits expected to result from our separation from Forest, or such benefits may be delayed or not occur at all. These benefits include allowing us to adopt the capital structure and investment policy best suited to our financial profile and business needs, as well as resolving the current competition for capital among Forest's business units, including us. We may not achieve these anticipated benefits for a variety of reasons. There also can be no assurance that the separation will not adversely affect our business.

Risks related to our relationship with Forest

Following this offering, we will continue to depend on Forest to provide us with certain services for our business.

We have operated as a wholly-owned subsidiary of Forest. Certain administrative services required by us for the operation of our business are currently provided by Forest and its subsidiaries, including services related to executive oversight, insurance and risk management, treasury, information technology, legal, accounting, tax, marketing, corporate engineering, and human resources. Prior to the completion of this offering, we will enter into agreements with Forest related to the separation of our business operations from Forest, including a transition services agreement. Under the terms of the transition services agreement, which will be signed immediately prior to the completion of this offering, Forest will provide us with certain administrative services, including, among other things, executive oversight, insurance and risk management, treasury, information technology, legal, accounting, tax, marketing, corporate engineering, human resources, and investor relations. The services provided under the transition services agreement will terminate upon the later of (1) six months after the completion of this offering or (2) the spin-off; provided, however, that if the spin-off has not occurred by December 31, 2011, then the transition services agreement will terminate on such date. We believe it is necessary for Forest to provide these services for us under the transition services agreement to facilitate the efficient operation of our business as we transition to becoming a public company. We will, as a result, initially depend on Forest for transition services following this offering. See "Our relationship with Forest—Agreements between Forest and us—Transition services agreement" on page 188.

Once the transition period specified in the transition services agreement has expired, or if Forest does not or is unable to perform its obligations under the transition services agreement, we will be required to provide these services ourselves or to obtain substitute arrangements with third parties. We may be unable to provide these services because of financial or other constraints or be unable to implement substitute arrangements on a timely basis on terms that are favorable to us, or at all.

As long as we are controlled by Forest, your ability to influence the outcome of matters requiring stockholder approval will be limited.

After the completion of this offering, Forest will own 82.3% of the outstanding shares of our common stock (80.2% if the underwriters exercise their over-allotment option in full). As long as Forest has voting control of our company, Forest will have the ability to take many stockholder actions, including the election or removal of directors, irrespective of the vote of, and without prior notice to, any other stockholder. As a result, Forest will have the ability to influence or control all matters affecting us, including:

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the composition of our board of directors and, through our board of directors, decision-making with respect to our business direction and policies, including the appointment and removal of our officers;

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any determinations with respect to acquisitions of businesses, mergers, or other business combinations;

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our acquisition or disposition of assets;

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our capital structure;

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changes to the agreements relating to our separation from Forest;

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our payment or non-payment of dividends on our common stock; and

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determinations with respect to our tax returns.

Forest's interests may not be the same as, or may conflict with, the interests of our other stockholders. As a result, actions that Forest takes with respect to us, as our controlling stockholder, may not be favorable to us or our other stockholders. In addition, this voting control may discourage transactions involving a change of control of our company, including transactions in which you, as a holder of our common stock, might otherwise receive a premium for your shares over the then-current market price. At any time following the completion of this offering and the expiration or waiver of the applicable lock-up period described under "Underwriting" beginning on page 217, Forest intends to spin-off all of the remaining shares of our common stock that it owns to its shareholders. In addition, after the expiration or waiver of the applicable lock-up period described under "Underwriting" beginning on page 217, Forest has the right to sell a controlling interest in us to a third party, without your approval and without providing for a purchase of your shares. There is no assurance that Forest will effect the spin-off, and if Forest elects not to effect the spin-off, it could remain our controlling stockholder for an extended or indefinite period of time. In addition, Forest may decide not to complete the spin-off if, at any time, Forest's board of directors determines, in its sole discretion, that the spin-off is not in the best interests of Forest or its shareholders. As a result, the spin-off may not occur by the contemplated time or at all. See "Shares eligible for future sale" on page 206.

We may have potential business conflicts of interest with Forest regarding our past and ongoing relationships, and because of Forest's controlling ownership in us, the resolution of these conflicts may not be favorable to us.

Conflicts of interest may arise between Forest and us in a number of areas relating to our past and ongoing relationships, including:

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labor, tax, employee benefit, indemnification, and other matters arising under the separation agreements;

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employee recruiting and retention;

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sales or distributions by Forest of all or any portion of its ownership interest in us, which could be to one of our competitors; and

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business opportunities that may be attractive to both Forest and us.

We may not be able to resolve any potential conflicts, and, even if we do so, the resolution may be less favorable to us than if we were dealing with an unaffiliated party.

For two years after the completion of this offering, (1) Forest will agree not to acquire any oil and gas properties in Canada, unless such oil and gas properties in Canada constitute less than a majority of the assets included in a particular business opportunity, and (2) we will agree not to acquire any oil and gas properties in the United States, unless such oil and gas properties in the United States constitute less than a majority of the assets included in a particular business opportunity. However, during this two-year period, if Forest obtains our prior consent with respect to a defined area in Canada, it may engage in activities in that area, and, similarly, if we obtain Forest's prior consent with respect to a defined area in the United States, we may engage in activities in that area.

For two years after the completion of this offering, neither we nor Forest will be permitted to solicit each other's active employees for employment without the other's consent.

Pursuant to the terms of our certificate of incorporation, Forest is not required to offer corporate opportunities to us, and certain of our directors and officers are permitted to offer certain corporate opportunities to Forest before us.

Our certificate of incorporation provides that, until both (1) Forest and its subsidiaries no longer beneficially own 50% or more of the voting power of all then outstanding shares of our capital stock generally entitled to vote in the election of our directors and (2) no person who is a director or officer of Forest or of a subsidiary of Forest is also a director or officer of ours:

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Forest is free to compete with us in any activity or line of business, except as provided in the separation and distribution agreement or other written agreement between us and Forest;

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we do not have any interest or expectancy in any business opportunity, transaction, or other matter in which Forest engages or seeks to engage merely because we engage in the same or similar lines of business;

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to the fullest extent permitted by law, Forest will have no duty to communicate its knowledge of, or offer, any potential business opportunity, transaction, or other matter to us, and Forest is free to pursue or acquire such business opportunity, transaction, or other matter for itself or direct the business opportunity, transaction, or other matter to its affiliates and Forest will not, to the fullest extent permitted by law, be deemed to have (1) breached or acted in a manner inconsistent with or opposed to its fiduciary or other duties to us regarding the business opportunity or (2) acted in bad faith or in a manner inconsistent with the best interests of our company or our stockholders; and

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to the fullest extent permitted by law, if any director or officer of Forest who is also one of our officers or directors becomes aware of a potential business opportunity, transaction, or other matter (other than one expressly offered to that director or officer in writing solely in his or her capacity as our director or officer), that director or officer will have no duty to communicate or offer that business opportunity to us, and will be permitted to communicate or offer that business opportunity to Forest (or its affiliates) and that director or officer will not, to the fullest extent permitted by law, be deemed to have (1) breached or acted in a manner inconsistent with or opposed to his or her fiduciary or other duties to us regarding the business opportunity or (2) acted in bad faith or in a manner inconsistent with the best interests of our company or our stockholders.

At the completion of this offering, our board of directors will include persons who are also directors and/or officers of Forest. In addition, after the completion of the spin-off, we expect that our board of directors will continue to include persons who are also directors and/or officers of Forest. As a result, Forest may gain the benefit of corporate opportunities that are presented to these directors.

Our separation agreements with Forest require us to assume the past, present, and future liabilities related to our business and may be less favorable to us than if they had been negotiated with unaffiliated third parties.

We negotiated our separation agreements with Forest as a wholly-owned subsidiary of Forest and will enter into these agreements immediately prior to the completion of this offering. If these agreements had been negotiated with unaffiliated third parties, they might have been more favorable to us. Pursuant to these agreements, we have agreed to indemnify Forest for, among other matters, all past, present, and future liabilities (other than tax liabilities, which will be governed by the tax sharing agreement as described herein; see "Our relationship with Forest—Agreements between Forest and us—Tax sharing agreement" on page 189) related to our business, and we have assumed these liabilities under the separation agreements. Such liabilities include unknown liabilities that could be significant. The allocation of liabilities between Forest and us may not reflect the allocation that would have been reached between two unaffiliated parties. See "Our relationship with Forest—Agreements between Forest and us" on page 183 for a description of these obligations and the allocation of liabilities between Forest and us.

Your investment in our common stock may be adversely affected if Forest does not spin-off the shares of our common stock owned by Forest.

Forest has advised us that, following the completion of this offering and the expiration or waiver of the applicable lock-up period described under "Underwriting" beginning on page 217, it intends to spin-off all of the remaining shares of our common stock that it owns to its shareholders as soon as practicable. Forest expects that the spin-off will occur approximately four months following the completion of this offering. This offering and the spin-off will be subject to the satisfaction or waiver of certain conditions. Forest may decide not to complete this offering or the spin-off if, at any time, Forest's board of directors determines, in its sole discretion, that this offering or the spin-off is not in the best interests of Forest or its shareholders. Unless and until such a spin-off occurs, we will face the risks discussed in this prospectus relating to Forest, including its control of us and potential conflicts of interest between Forest and us. In addition, if a spin-off does not occur, the liquidity of the market for our common stock may be constrained for as long as Forest continues to hold a significant position in our common stock. A lack of liquidity in the market for our common stock may adversely affect our share price.

The separation agreements may limit our ability to obtain additional financing or make acquisitions and may require us to pay significant tax liabilities.

We may engage, or desire to engage, in future financings or acquisitions. However, because the separation agreements are designed to preserve the tax-free status of the spin-off, we have agreed to certain restrictions in those agreements that may severely limit our ability to effect future financings or acquisitions. For the spin-off to be tax-free to Forest and its shareholders, among other things, Forest must own at least 80% of the voting power of all then outstanding shares of our capital stock entitled to vote generally in the election of directors (and at least 80% of the shares of any class of non-voting stock) at the time of the spin-off. Therefore, prior to the spin-off, we will be unable to issue or sell our common stock or other securities (including securities convertible into our common stock but excluding certain compensation arrangements). We also will be restricted in our ability to sell assets during the pre-spin-off period. In addition, for a period of two years after the date of the spin-off, we will agree to be subject to certain restrictions under which we will be permitted to take certain actions only if Forest consents to the taking of such action or if we obtain, and provide to Forest, a private letter ruling from the IRS and/or an opinion from a law firm or accounting firm, in either case acceptable to Forest in its sole discretion, to the effect that such action would not jeopardize the tax-free status of the contribution and the spin-off. Thus, for that two-year period, these covenants will restrict our ability to sell assets outside the ordinary course of business, to issue or sell our common stock or other securities (including securities convertible into our common stock but excluding certain compensation arrangements), or to enter into any other corporate transaction that would cause us to undergo either a 50% or greater change in the ownership of our voting stock or a 50% or greater change in the ownership (measured by value) of all classes of our stock (in either case, taking into account shares issued in this offering). We are also required to indemnify Forest against certain tax-related liabilities incurred by Forest relating to a potential spin-off, to the extent caused by us. These liabilities include the substantial tax-related liability (calculated without regard to any net operating loss or other tax attribute of Forest) that would result if the spin-off failed to qualify as a tax-free transaction.

Finally, we are required to indemnify Forest against any additional Canadian tax-related liabilities incurred by Forest with respect to the contribution to us of its ownership interests in, and certain indebtedness of, CFOL and the transactions completed in conjunction with such contribution. As a result of these transactions, Forest has determined that it will be required to pay Canadian taxes in an amount consistent with an opinion of Forest's outside tax advisor. To the extent that the Canadian tax authorities disagree with Forest's determination of the amount of Canadian taxes due and attempt to assess and recover additional Canadian taxes from Forest, we will be required to indemnify, and if necessary reimburse, Forest with respect to such additional taxes, costs incurred in contesting such additional taxes, and any penalties and interest associated with such additional taxes. We believe that our maximum monetary exposure relating to this indemnity is approximately $90 million, plus interest. The triggering of this indemnity could have a material adverse impact on our liquidity and our ability to execute our business plan.

See "Our relationship with Forest—Agreements between Forest and us—Tax sharing agreement" on page 189 for a description of these restrictions and indemnities. See "Our relationship with Forest—Agreements between Forest and us" on page 183 for a description of the separation agreements.

The separation agreements may limit our ability to make acquisitions, dispose of assets, acquire equity or debt securities of another person, incur indebtedness, or take any other actions that could reasonably result in Forest being in breach of or in default under its bank credit facility, the indentures governing its senior notes, or any other contract or agreement.

We have agreed with Forest that we will not (without Forest's prior written consent) take any of the following actions prior to the spin-off:

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acquire any businesses or assets with an aggregate value of more than $20 million for all such acquisitions;

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dispose of any assets with an aggregate value of more than $20 million for all such dispositions; and

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acquire any equity or debt securities of any other person with an aggregate value of more than $5 million for all such acquisitions.

The separation agreements also provide that for so long as Forest owns 50% or more of the voting power of all then outstanding shares of our capital stock entitled to vote generally in the election of directors, we will not (without the prior written consent of Forest) take any actions that could reasonably result in Forest being in breach of, or in default under, any contract or agreement. In addition, for so long as Forest is required to consolidate our results of operations and financial position, we may not incur any additional indebtedness if the incurrence of indebtedness (1) will cause Forest to be in breach of, or default under, any contract or agreement, (2) is reasonably likely, in Forest's reasonable opinion, to adversely impact Forest's credit rating, or (3) involves more than $5 million, except that the restriction against the incurrence of additional indebtedness contained in this clause (3) will not restrict our ability to borrow under our bank credit facility.

For example, under the terms of the separation agreements, prior to the spin-off, we may not incur indebtedness, issue capital stock or sell assets, or take any other action in a manner that would cause Forest to be in breach of or in default under the financial or other covenants contained in its bank credit facility or the indentures governing its senior notes. Upon the completion of this offering and until the completion of the spin-off, Forest will be a guarantor of our bank credit facility, and we will be an unrestricted subsidiary under Forest's bank credit facility. Prior to the spin-off, we will be a restricted subsidiary under the indentures governing Forest's senior notes, and we will be required to comply with the following restrictive covenants in Forest's indentures:

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a limitation on indebtedness, which limits the ability of Forest and its restricted subsidiaries to incur any indebtedness, unless, after giving pro forma effect to the incurrence of indebtedness and the pro forma application of the net proceeds therefrom, the consolidated interest coverage ratio would have been at least 2.25 to 1.0 or such indebtedness is permitted indebtedness;

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a limitation on restricted payments, which limits the ability of Forest and its restricted subsidiaries to pay dividends on their capital stock, to repurchase their capital stock, to prepay any subordinated indebtedness, and to make any investment other than a permitted investment;

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a limitation on restrictions on distributions from restricted subsidiaries, which prohibits Forest from allowing its restricted subsidiaries, subject to certain exceptions, to have restrictions on their ability to pay dividends or to make other distributions on their capital stock to Forest or Forest's other restricted subsidiaries, to pay any indebtedness owed to Forest or Forest's other restricted subsidiaries, to make loans or advances to Forest or Forest's other restricted subsidiaries, or to transfer any of their properties or assets to Forest or any of Forest's other restricted subsidiaries;

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a limitation on asset sales, which limits the ability of Forest and its restricted subsidiaries to consummate asset sales and requires Forest to make a tender offer for its senior notes with certain net available proceeds received from asset sales;

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a limitation on transactions with affiliates, which restricts Forest and its restricted subsidiaries, subject to certain exceptions, in their dealings with any affiliate, unless certain standards are met and certain procedures are followed;

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a limitation on the issuance and sale of capital stock of restricted subsidiaries, which prohibits Forest from permitting (1) any restricted subsidiary to issue any capital stock other than to Forest or one of its wholly-owned subsidiaries or (2) any person other than Forest or one of its wholly owned subsidiaries to own any capital stock of any other restricted subsidiary, subject to certain exceptions; provided that any sale or issuance of capital stock of a restricted subsidiary will be deemed to be an asset sale and will be subject to compliance with the limitation on asset sales described above (this offering will be deemed to be an asset sale and will be made in compliance with the limitation on asset sales described above); and

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a limitation on liens, which limits the ability of Forest and its restricted subsidiaries to place certain liens on their assets securing their indebtedness unless the senior notes or any subsidiary guarantees are secured equally and ratably with (or prior to) the other secured indebtedness for so long as such indebtedness is so secured.

Indebtedness incurred by us under our bank credit facility will be guaranteed by Forest and that guarantee will be indebtedness under Forest's bank credit facility and indentures and will need to be incurred by us in compliance with the covenants in Forest's indentures relating to limitations on indebtedness. During the period prior to the spin-off, if we default under our bank credit facility, the default would cause a cross-default under Forest's indentures and possibly under Forest's bank credit facility.

This offering and sales of capital stock or assets by us prior to the spin-off will each be treated as asset sales under the limitation on asset sales covenant in Forest's indentures. Forest's indentures provide that the net available cash from asset sales may be applied by us, Forest, or another restricted subsidiary, as Forest may elect, (1) to prepay, repay, or purchase pari passu indebtedness of Forest or a subsidiary guarantor under Forest's indentures or any indebtedness of a restricted subsidiary that is not a subsidiary guarantor (in each case excluding indebtedness owed to Forest or its affiliates) or (2) to reinvest in additional assets (including by means of an investment in additional assets by a restricted subsidiary with net available cash received by Forest or another restricted subsidiary).

See "Our relationship with Forest—Agreements between Forest and us" on page 183 for a description of the separation agreements.

Prior to the spin-off, if Forest defaulted under its bank credit facility or the indentures governing its senior notes, such default would cause a cross-default under our bank credit facility and might result in a sale by Forest of its remaining interest in us and/or the exercise of contractual remedies by our lenders under our bank credit facility.

Prior to the spin-off, Forest will be a guarantor of our bank credit facility. If Forest defaults on any indebtedness aggregating CDN$15 million or more while it is a guarantor of our bank credit facility, such default would be an event of default under our bank credit facility, which event of default would (1) prohibit us from requesting additional borrowings under our bank credit facility, (2) prohibit us from converting existing borrowings under our bank credit facility to LIBOR, and (3) enable the majority lenders under our bank credit facility to either terminate their commitments or accelerate the outstanding loans under our bank credit facility, or both. In addition, prior to the spin-off, if Forest defaulted under its bank credit facility or the indentures governing its senior notes, Forest might be forced to sell its remaining interest in us to raise capital to satisfy its indebtedness.

We will not have complete control over our tax decisions and could be liable for income taxes owed by Forest.

For so long as Forest continues to own at least 80% of the total voting power and value of our common stock, we and our U.S. subsidiaries will be included in Forest's consolidated group for U.S. federal income tax purposes. In addition, we or one or more of our U.S. subsidiaries may be included in the combined, consolidated, or unitary tax returns of Forest or one or more of its subsidiaries for U.S. state or local income tax purposes. Under the tax sharing agreement, we generally will pay to, or receive from, Forest the amount of U.S. federal, state, and local income taxes that we would be required to pay to, or entitled to receive from, the relevant taxing authorities if we and our U.S. subsidiaries filed combined, consolidated, or unitary tax returns and were not included in the combined, consolidated, or unitary tax returns of Forest or its subsidiaries. In addition, by virtue of its controlling ownership and the tax sharing agreement, Forest will effectively control all of our U.S. tax decisions in connection with any combined, consolidated, or unitary income tax returns in which we (or any of our subsidiaries) are included. The tax sharing agreement provides that Forest will have sole authority to respond to and conduct all tax proceedings (including tax audits) relating to us, to file all income tax returns on our behalf, and to determine the amount of our liability to, or entitlement to payment from, Forest in connection with any combined, consolidated, or unitary income tax returns in which we (or any of our subsidiaries) are included. This arrangement may result in conflicts of interest between Forest and us. For example, under the tax sharing agreement, Forest will be able to choose to contest, compromise, or settle any adjustment or deficiency proposed by the relevant taxing authority in a manner that may be beneficial to Forest and detrimental to us. See "Our relationship with Forest—Agreements between Forest and us—Tax sharing agreement" on page 189.

Moreover, notwithstanding the tax sharing agreement, U.S. federal law provides that each member of a consolidated group is liable for the group's entire tax obligation. Thus, to the extent Forest or other members of the group fail to make any U.S. federal income tax payments required by law, we could be liable for the shortfall. Similar principles may apply for foreign, state, or local income tax purposes where we file combined, consolidated, or unitary returns with Forest or its subsidiaries for federal, foreign, state, or local income tax purposes.

If, following the completion of the spin-off, there is a determination that the spin-off is taxable for U.S. federal income tax purposes because the facts, assumptions, representations, or undertakings underlying the IRS private letter ruling or tax opinions are incorrect or for any other reason, then Forest and its shareholders could incur significant income tax liabilities, and we could incur significant liabilities.

This offering and the spin-off will be conditioned upon, among other things, Forest's receipt of a private letter ruling from the IRS, and/or an opinion of its outside tax advisor, in either case reasonably acceptable to the Forest board of directors, to the effect that the contribution by Forest of its direct and indirect ownership interest in CFOL to us and the distribution by Forest of the shares of our common stock held by Forest after the offering should qualify for U.S. federal income tax purposes as a tax-free transaction under Sections 355 and 368(a)(1)(D) of the Code. The ruling and the opinions will rely on certain facts, assumptions, representations, and undertakings from Forest and us regarding the past and future conduct of the companies' respective businesses and other matters. If any of these facts, assumptions, representations, or undertakings are incorrect or not otherwise satisfied, Forest and its shareholders may not be able to rely on the ruling or the opinions of its tax advisor and could be subject to significant tax liabilities. Notwithstanding the private letter ruling or the opinions of Forest's tax advisor, the IRS could determine upon audit that the spin-off is taxable if it determines that any of these facts, assumptions, representations, or undertakings are not correct or have been violated or if it disagrees with the conclusions in the opinion that are not covered by the private letter ruling, or for other reasons, including as a result of certain significant changes in the stock ownership of Forest or us after the spin-off. If the spin-off is determined to be taxable for U.S. federal income tax purposes, Forest and its shareholders could incur significant income tax liabilities, and we could incur significant liabilities. For a description of the sharing of such liabilities between Forest and us, see "Our Relationship with Forest—Agreements between Forest and us—Separation and distribution agreement" on page 184 and "—Tax sharing agreement" on page 189.

Third parties may seek to hold us responsible for liabilities of Forest that we did not assume in our agreements.

Third parties may seek to hold us responsible for retained liabilities of Forest. Under the separation agreements, Forest has agreed to indemnify us for claims and losses relating to these retained liabilities. However, if those liabilities are significant and we are ultimately held liable for them, we cannot assure you that we will be able to recover the full amount of our losses from Forest.

Our prior and continuing relationship with Forest exposes us to risks attributable to businesses of Forest.

Forest is obligated to indemnify us for losses that a party may seek to impose upon us or our affiliates for liabilities relating to the business of Forest that are incurred through a breach of the separation agreements or any ancillary agreement by Forest or its affiliates other than us, if losses are attributable to Forest in connection with this offering or are not expressly assumed by us under the separation agreements. Immediately following this offering, any claims made against us that are properly attributable to Forest in accordance with these arrangements would require us to exercise our rights under the separation agreements to obtain payment from Forest. We are exposed to the risk that, in these circumstances, Forest cannot, or will not, make the required payment.

Our directors and executive officers who own shares of common stock of Forest, who hold options to acquire common stock of Forest or other Forest equity-based awards, or who hold positions with Forest may have actual or potential conflicts of interest.

Ownership of shares of common stock of Forest, options to acquire shares of common stock of Forest, and other equity-based securities of Forest by certain of our directors and officers after this offering, and the presence of directors or officers of Forest on our board of directors could create, or appear to create, potential conflicts of interest when those directors and officers are faced with decisions that could have different implications for Forest than they do for us. Certain of our directors will hold director and/or officer positions with Forest or beneficially own significant amounts of common stock of Forest.

H. Craig Clark, the President and Chief Executive Officer and a director of Forest, and Patrick R. McDonald, an independent director of Forest, also serve as directors of Lone Pine. Mr. Clark will serve on our compensation committee and our nominating and governance committee, and Mr. McDonald will serve on our audit and reserves committee. As a member of our compensation committee and our nominating and corporate governance committee, Mr. Clark may make recommendations to our board of directors regarding compensation for our directors and officers, which could also create, or appear to create, similar potential conflicts of interest. In addition, Michael N. Kennedy, the Executive Vice President and Chief Financial Officer of Forest, will also serve as our Vice President and Chief Financial Officer on an interim basis. See "Management" beginning on page 125 for a description of the extent of the relationship between our directors and officers and directors and officers of Forest.

After the completion of this offering and prior to the spin-off, we will be a "controlled company" within the meaning of the NYSE rules and, as a result, will qualify for, and intend to rely on, exemptions from certain corporate governance requirements that provide protection to stockholders of other companies.

After the completion of this offering and prior to the spin-off, Forest will own more than 50% of the voting power of all then outstanding shares of our capital stock entitled to vote generally in the election of directors, and we will be a "controlled company" under the NYSE corporate governance standards. As a controlled company, we intend to rely on certain exemptions from the NYSE standards that will enable us not to comply with certain NYSE corporate governance requirements, including the requirements that:

•
a majority of our board of directors consists of independent directors;

•
we have a nominating and governance committee that is composed entirely of independent directors, with a written charter addressing the committee's purpose and responsibilities;

•
we have a compensation committee that is composed entirely of independent directors, with a written charter addressing the committee's purpose and responsibilities; and

•
we conduct an annual performance evaluation of the nominating and governance committee and compensation committee.

We intend to rely on some or all of these exemptions, and, as a result, prior to the spin-off, you will not have the same protection afforded to stockholders of companies that are subject to all of the NYSE corporate governance requirements.

Risks related to this offering

There currently exists no market for our common stock. An active trading market may not develop for our common stock, and the price of our common stock may be subject to factors beyond our control. If our share price fluctuates after this offering, you could lose all or a significant part of your investment.

Prior to this offering, no public market existed for our common stock. An active and liquid market for the common stock may not develop following the completion of this offering or, if developed, may not be maintained. If an active public market does not develop or is not maintained, you may have difficulty selling your shares. The initial public offering price of our common stock was determined by negotiations between us, Forest, and the underwriters for this offering and may not be indicative of the price at which the common stock will trade following the completion of this offering.

The market price of our common stock may also be influenced by many other factors, some of which are beyond our control, including, among other things:

•
actual or anticipated variations in quarterly and annual operating results;

•
changes in financial estimates and recommendations by research analysts following our common stock or the failure of research analysts to cover our common stock after this offering;

•
actual or anticipated changes in the Canadian and U.S. economies or the oil and gas industry;

•
terrorist acts or wars;

•
weather and acts of God;

•
changes in the stock price of other oil and gas companies;

•
announcements by us or our competitors of significant acquisitions, strategic partnerships, divestitures, joint ventures, or other strategic initiatives;

•
actual or anticipated sales or distributions of shares of our common stock by Forest, as well as by our officers and directors, whether in the market, in subsequent public offerings, or in the spin-off;

•
the trading volume of our common stock; and

•
changes in business, legal, or regulatory conditions, or other developments affecting the oil and gas industry.

As a result of this volatility, you may not be able to resell your shares at or above the initial public offering price. In addition, the stock market in general has experienced extreme price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of companies like us. These broad market and industry factors may materially reduce the market price of the common stock, regardless of our operating performance.

Investors purchasing common stock in this offering will incur substantial and immediate dilution.

The initial public offering price of our common stock is substantially higher than the net tangible book value per share of our outstanding common stock. Purchasers of our common stock in this offering will incur immediate and substantial dilution of $12.98 per share in the net tangible book value of our common stock from an assumed initial public offering price of $19.00 per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus. This means that if we were to be liquidated immediately after this offering, there might be no assets available for distribution to you after satisfaction of all our obligations to creditors. For a further description of the effects of dilution in the net tangible book value of our common stock, see "Dilution" on page 53.

Our share price may decline because of the ability of Forest and others to sell our common stock.

Sales of substantial amounts of our common stock after this offering, or the possibility of those sales, could adversely affect the market price of our common stock and impede our ability to raise capital through the issuance of equity securities. See "Shares eligible for future sale" beginning on page 206 for a discussion of possible future sales of our common stock.

After this offering, Forest will own 82.3% of the outstanding shares of our common stock (80.2% if the underwriters exercise their over-allotment option in full). Forest has no contractual obligation to retain any of our common stock, except for a limited period, as described under "Underwriting" beginning on page 217, during which it will not sell any of our common stock without the underwriters' consent until 180 days after the date of this prospectus. Subject to applicable securities laws, after the expiration of this 180-day lock-up period, or before, with consent of the representatives of the underwriters to this offering, Forest may sell any or all of our common stock that it beneficially owns. Moreover, a shorter 120-day lock-up period applies to the spin-off by Forest of its remaining ownership interest in us to its shareholders, and its shareholders that are not affiliates of our company would not be subject to any resale restrictions. The registration rights agreement we will enter into with Forest grants Forest the right to require us to register the shares of our common stock it holds in specified circumstances. See "Our relationship with Forest—Agreements between Forest and us—Registration rights agreement" on page 188.

The shares of our common stock sold in this offering will be freely tradable without restriction in Canada, except for any shares held by a control person of our company, and in the United States, except for any shares acquired by an affiliate of our company, which can be sold under Rule 144 under the U.S. Securities Act of 1933, as amended, or the Securities Act, subject to various volume and other limitations. Subject to limited exceptions, we, our executive officers and directors, and Forest have agreed not to sell, dispose of, or hedge any shares of our common stock or any securities convertible into, or exchangeable for, our common stock for 180 days after the date of this prospectus without the prior written consent of the underwriters, who may waive this restriction at any time without public notice. After the expiration of the 180-day lock-up period, our executive officers, directors, and Forest could dispose of all or any part of their shares of our common stock through a public offering, sales under Rule 144, or another transaction.

In the future, subject to certain limitations related to the spin-off, we may also issue additional common stock for a number of reasons, including to finance our operations and business strategy, to adjust our ratio of debt to equity, or to provide incentives pursuant to certain executive compensation arrangements. Such future issuances of equity securities, or the expectation that they will occur, could cause the market price for our common stock to decline. The price of our common stock also could be affected by hedging or arbitrage trading activity that may exist or develop involving our common stock. Any sale by Forest or us of shares of our common stock in the public market, or the perception that sales could occur (for example, as a result of the spin-off), could adversely affect prevailing market prices for our common stock.

Your percentage ownership in us may be diluted by future issuances of common stock or securities or instruments that are convertible into our common stock, which could reduce your influence over matters on which stockholders vote.

Our board of directors has the authority, without action or vote of our stockholders, to issue all or any part of our authorized but unissued shares of common stock, including shares issuable upon the exercise of options, shares that may be issued to satisfy our obligations under our incentive plans, shares of our authorized but unissued preferred stock, and securities and instruments that are convertible into our common stock. Issuances of common stock or voting preferred stock would reduce your influence over matters on which our stockholders vote and, in the case of issuances of preferred stock, likely would result in your interest in us being subject to the prior rights of holders of that preferred stock.

We do not anticipate paying any dividends on our common stock in the foreseeable future. As a result, you will need to sell your shares of common stock to receive any income or realize a return on your investment.

We do not anticipate paying any dividends on our common stock in the foreseeable future. Any declaration and payment of future dividends to holders of our common stock may be limited by the provisions of the Delaware General Corporation Law, or DGCL, certain restrictive covenants in our bank credit facility, and, prior to the spin-off, certain restrictive covenants in the indentures governing Forest's senior notes. The future payment of dividends will be at the sole discretion of our board of directors and will depend on many factors, including our earnings, capital requirements, financial condition, and other considerations that our board of directors deems relevant. As a result, to receive any income or realize a return on your investment, you will need to sell your shares of common stock. You may not be able to sell your shares of common stock at or above the price you paid for them.

Our certificate of incorporation, bylaws, stockholder rights plan, and Delaware state law contain provisions that may have the effect of delaying or preventing a change in control of our company.

Our certificate of incorporation authorizes our board of directors to issue preferred stock and to determine the designations, powers, preferences, and relative, participating, optional, or other special rights, if any, and the qualifications, limitations, or restrictions of our preferred stock, including the number of shares, in any series, without any further vote or action by the stockholders. The rights of the holders of our common stock will be subject to the rights of the holders of any preferred stock that may be issued in the future. The issuance of preferred stock could delay, deter, or prevent a change in control and could adversely affect the voting power or economic value of your shares.

In addition, some provisions of our certificate of incorporation and bylaws could make it more difficult for a third party to acquire control of us following the spin-off, even if the change of control would be beneficial to our stockholders, including:

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a classified board of directors, so that only approximately one-third of our directors are elected each year;

•
limitations on the removal of directors;

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limitations on the ability of our stockholders to call special meetings;

•
limitations on the ability of our stockholders to act by written consent in certain circumstances;

•
a separate vote of 75% of the voting power of the outstanding shares of capital stock in order for stockholders to amend the bylaws in certain circumstances; and

•
advance notice provisions for stockholder proposals and nominations for elections to the board of directors to be acted upon at meetings of stockholders.

For a further description of these provisions of our certificate of incorporation, bylaws, and Delaware law, see "Description of capital stock—Certain anti-takeover provisions of our certificate of incorporation, our bylaws, and Delaware law" on page 201.

In addition, the rights agreement will impose a significant penalty on any person or group that acquires, or begins a tender or exchange offer that would result in such person acquiring, 20% or more of our outstanding common stock without approval from our board of directors. These provisions under the rights agreement will not apply to Forest until such time as Forest and its affiliates cease to beneficially own at least 20% or more of our common stock. See "Description of capital stock—The rights agreement" on page 197.

Although we believe these provisions protect our stockholders from coercive or otherwise unfair takeover tactics and thereby provide an opportunity to receive a higher bid by requiring potential acquirers to negotiate with our board of directors, these provisions apply even if the offer may be considered beneficial by some stockholders. Further, these provisions may discourage potential acquisition proposals and may delay, deter, or prevent a change of control of our company, including through unsolicited transactions that some or all of our stockholders might consider to be desirable. As a result, efforts by our stockholders to change our direction or our management may be unsuccessful.

Forward-looking statements

This prospectus includes forward-looking statements. All statements, other than statements of historical facts or present facts, that address activities, events, outcomes, and other matters that we plan, expect, intend, assume, believe, budget, predict, forecast, project, estimate, or anticipate (and other similar expressions) will, should, or may occur in the future are forward-looking statements. Generally, the words "expects," "anticipates," "targets," "goals," "projects," "intends," "plans," "believes," "seeks," "estimates," variations of such words, and similar expressions identify forward-looking statements, and any statements regarding our future financial condition, results of operations, and business are also forward-looking statements. These forward-looking statements are based on our current expectations and assumptions about future events and are based on currently available information as to the outcome and timing of future events. When considering forward-looking statements, you should keep in mind the risk factors and other cautionary statements described under the heading "Risk factors" included elsewhere in this prospectus.

Forward-looking statements appear in a number of places in this prospectus, including "Prospectus summary," "Risk factors," "Management's discussion and analysis of financial conditions and results of operations," and "Business," and include statements with respect to, among other things:

•
estimates of our oil and natural gas reserves;

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estimates of our future oil, natural gas, and NGL production, including estimates of any increases or decreases in our production;

•
estimates of future capital expenditures;

•
our future financial condition and results of operations;

•
our future revenues, cash flows, and expenses;

•
our access to capital and our anticipated liquidity;

•
our future business strategy and other plans and objectives for future operations;

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our outlook on oil, natural gas, and NGL prices;

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the amount, nature, and timing of future capital expenditures, including future development costs;

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our ability to access the capital markets to fund capital and other expenditures;

•
our assessment of our counterparty risk and the ability of our counterparties to perform their future obligations;

•
the impact of federal, provincial, territorial, and local political, legislative, regulatory, and environmental developments in Canada, where we conduct business operations, and in the United States;

•
our estimates of additional costs and expenses we may incur as a separate stand-alone company; and

•
our separation from Forest and Forest's intention to spin-off its remaining ownership interest in us.

We believe the expectations and forecasts reflected in our forward-looking statements are reasonable, but we can give no assurance that they will prove to be correct. We caution you that these forward-looking statements can be affected by inaccurate assumptions and are subject to all of the risks and uncertainties, most of which are difficult to predict and many of which are beyond our control, incident to the exploration for and development, production, and sale of oil and gas. When considering forward-looking statements, you should keep in mind the assumptions, risk factors, and other cautionary statements described under the heading "Risk factors" included elsewhere in this prospectus. These assumptions and risks include, among other things:

•
the volatility of oil, natural gas, and NGL prices;

•
the availability of capital on economic terms to fund our significant capital expenditures and acquisitions;

•
our ability to obtain adequate financing to pursue other business opportunities;

•
our ability to replace and sustain production;

•
a lack of available drilling and production equipment, and related services and labor;

•
increases in costs of drilling, completion, and production equipment, and related services and labor;

•
unsuccessful exploration and development drilling activities;

•
regulatory and environmental risks associated with exploration, drilling, and production activities;

•
declines in the value of our oil and gas properties, resulting in a decrease in our borrowing base under our bank credit facility and ceiling test write-downs;

•
the adverse effects of changes in applicable tax, environmental, and other regulatory legislation;

•
a deterioration in the demand for our products;

•
the risks and uncertainties inherent in estimating proved oil and gas reserves and in projecting future rates of production and the timing of expenditures;

•
the risks of conducting exploratory drilling operations in new or emerging plays;

•
intense competition with companies with greater access to capital and staffing resources; and

•
the risks of conducting operations in Canada and the impact of fluctuations in currency exchange rates and political developments on the financial results of our operations.

Should one or more of the risks or uncertainties described above or elsewhere in this prospectus occur, or should underlying assumptions prove incorrect, our actual results and plans could differ materially from those expressed in any forward-looking statements.

We caution you not to place undue reliance on these forward-looking statements, which speak only as of the date of this prospectus, and we undertake no obligation to update this information to reflect events or circumstances after the date of this prospectus, except as required by law. All forward-looking statements, express or implied, included in this prospectus and attributable to us are expressly qualified in their entirety by these cautionary statements. These cautionary statements should also be considered in connection with any subsequent written or oral forward-looking statements that we or persons acting on our behalf may issue.

 Use of proceeds

We estimate that our net proceeds from the sale of shares of common stock in this offering, after deducting estimated underwriting discounts and commissions and estimated offering expenses, will be approximately $262.9 million ($303.1 million if the underwriters exercise their over-allotment option in full), assuming the shares are offered at $19.00 per share of common stock, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus.

The following table sets forth the anticipated sources and uses of funds we expect to receive from the sale of shares of common stock in this offering and related transactions as of May 9, 2011.

Sources of Funds		Uses of Funds

Estimated net proceeds from the sale of 15,000,000 shares of common stock in this offering	$262.9	Payment of cash consideration to Forest pursuant to the separation and distribution agreement(b)	$50.0
Borrowings under our new bank credit facility(a)	182.9	Repayment of intercompany debt due to Forest under the promissory note(b)	354.4
		Repayment of intercompany advances and accrued interest due to Forest(b)(c)	41.4

Total	$445.8	Total	$445.8

(a)   Our new bank credit facility will become effective immediately prior to the completion of this offering and will replace the existing CFOL bank credit facility. See "Management's discussion and analysis of financial condition and results of operations—Liquidity and capital resources—Bank credit facility" on page 81. If the underwriters exercise their over-allotment option in full, we expect to borrow $142.7 million under our bank credit facility. As of May 9, 2011, we had approximately $9.3 million in borrowings outstanding under our existing bank credit facility. We intend to refinance borrowings under our existing bank credit facility with borrowings under our new bank credit facility. On a pro forma basis, as of May 9, 2011, after giving effect to this offering, the application of the net proceeds therefrom, the related transactions, and the acquisition of certain natural gas properties located in the Narraway/Ojay fields described under "Prospectus summary—Recent Developments—Acquisition of natural gas properties in the Narraway/Ojay fields" on page 6, we estimate that we would have had $192.2 million in borrowings under our bank credit facility.

(b)   Under the separation and distribution agreement, we have agreed to use a portion of the net proceeds from this offering to pay $50 million to Forest as partial consideration for the contribution of CFOL and the Wiser Entities to us. In addition, we have agreed to use the remaining net proceeds from this offering and borrowings under our bank credit facility to repay all of our outstanding indebtedness to Forest, including amounts due to Forest under the promissory note and intercompany advances and accrued interest. As of March 31, 2011, we had approximately $284 million of intercompany debt payable to Forest under the promissory note and $44 million of intercompany advances and accrued interest due to Forest. As of May 9, 2011, we had approximately $354 million of intercompany debt payable to Forest, which includes additional borrowings used by us to complete the acquisition of certain gas properties in our Narraway/Ojay fields on April 29, 2011 for approximately CDN$75 million, under the promissory note, and $45 million of intercompany advances and accrued interest due to Forest.

(c)    Excludes $3.9 million of third-party costs related to this offering, which third-party costs are included in estimated offering expenses.

We have up to $500 million of availability under the promissory note payable to Forest, under which $284 million was outstanding as of March 31, 2011. As of May 9, 2011, we had approximately $354 million of intercompany debt payable to Forest, which includes additional borrowings used by us to complete the acquisition of certain gas properties in our Narraway/Ojay fields on April 29, 2011 for approximately CDN$75 million, under the promissory note. The promissory note is due on demand or, failing such demand, in November 2014. The interest rate charged on borrowings under the promissory note is three-month LIBOR plus a multiple of Forest's credit default swap rate, with such interest rate being reset on the first day of the quarter for that quarter. Interest accrues and compounds at the end of each calendar month, with the interest accruing for any calendar year to be deferred and paid on or before the last business day of the second calendar year following the year in which the interest accrued; provided, however, that if the principal amount becomes due and payable, all accrued interest shall also be due and payable. During 2010, we used borrowings under our promissory note to Forest to fund leasehold acquisitions in our Narraway/Ojay fields and for other general working capital purposes. During 2011, we used borrowings under our promissory note to Forest to fund the acquisition of certain gas properties in our Narraway/Ojay fields and for other general working capital purposes.

 Dividend policy

We do not anticipate paying any dividends on our common stock in the foreseeable future. We currently intend to retain our future earnings for use in the operation and expansion of our business. As a result, to receive any income or realize a return on your investment, you will need to sell your shares of common stock. You may not be able to sell your shares of common stock at or above the price you paid for them. Our present or future ability to pay dividends is governed by:

•
the provisions of the DGCL;

•
our bank credit facility; and

•
prior to the spin-off, the indentures governing Forest's senior notes.

The future payment of cash dividends, if any, on our common stock is within the discretion of our board of directors and will depend on our earnings, capital requirements, financial condition, and other relevant factors. Additionally, our bank credit facility restricts our ability to pay dividends. There is no assurance that we will pay any cash dividends.

For information regarding restrictions on our payment of dividends, see "Our relationship with Forest—Forest as our controlling stockholder," "Risk factors—Risks related to our relationship with Forest—As long as we are controlled by Forest, your ability to influence the outcome of matters requiring stockholder approval will be limited." on page 33, and "Risk factors—Risks relating to this offering—We do not anticipate paying any dividends on our common stock in the forseeable future. As a result, you will need to sell your shares of common stock to receive any income or realize a return on your investment." on page 45.

Capitalization

The following table sets forth our cash and capitalization as of March 31, 2011 on an historical basis and on a pro forma basis.

The pro forma financial information as of March 31, 2011 gives effect to (1) the completion of this offering at an assumed offering price of $19.00 per share of common stock, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus, (2) borrowings under our bank credit facility of approximately $111 million, (3) the payment of $50 million to Forest pursuant to the separation and distribution agreement, and (4) the application of the net proceeds from this offering and borrowings under our bank credit facility to repay $284 million of indebtedness payable to Forest and $44 million of intercompany advances and accrued interest due to Forest.

This table is derived from the consolidated financial statements of CFOL and the notes thereto included elsewhere in this prospectus and should be read together with "Use of proceeds" on page 49, "Selected historical consolidated financial and other data" beginning on page 55, "Unaudited pro forma consolidated financial information" beginning on page 59, "Management's discussion and analysis of financial condition and results of operations" beginning on page 67, and "Description of capital stock" beginning on page 196.

	As of March 31, 2011
(in thousands)	Historical	Pro forma

Cash	$2,383	$2,383

Debt:
Bank credit facility(1)	—	111,399
Promissory note payable to Forest(2)	283,885	—
Intercompany advances and accrued interest payable to Forest(3)	43,507	—

Total debt(1)	327,392	111,399

Stockholders' equity:
Common stock, $.01 par value per share, 1,000 shares authorized and 1 share issued and outstanding (historical); 300,000,000 shares authorized and 85,023,684 shares issued and outstanding (pro forma)	—	850
Capital surplus	144,813	406,863
Retained earnings	72,058	22,058
Accumulated other comprehensive income	101,916	101,916

Total stockholders' equity	318,787	531,687

Total capitalization	$646,179	$643,086

(1)   As of May 9, 2011, we had approximately $9.3 million in borrowings outstanding under our existing bank credit facility. On a pro forma basis, as of May 9, 2011, after giving effect to this offering, the application of the net proceeds therefrom, the related transactions, and the acquisition of certain natural gas properties located in the Narraway/Ojay fields described under "Prospectus summary—Recent developments—Acquisition of natural gas properties in the Narraway/Ojay fields" on page 6, we estimate that we would have had $192.2 million in borrowings under our bank credit facility.

(2)   As of May 9, 2011, we had approximately $354 million of intercompany debt payable to Forest, which includes additional borrowings used by us to complete the acquisition of certain gas properties in our Narraway/Ojay Fields on April 29, 2011 for approximately CDN$75 million, pursuant to the promissory note.

(3)   As of May 9, 2011, we had approximately $45 million of intercompany advances and accrued interest due to Forest.

After giving effect to the sale of common stock offered by us in this offering, there will be 85,023,684 shares of our common stock outstanding (87,273,684 shares if the underwriters exercise their over-allotment option in full) and no preferred shares outstanding. See "Description of capital stock" beginning on page 196.

 Dilution

Purchasers of the common stock in this offering will experience immediate and substantial dilution in the net tangible book value per share of the common stock for accounting purposes. On a pro forma basis as of March 31, 2011 before giving effect to this offering, our net tangible book value was approximately $245 million, or $3.50 per share. Pro forma net tangible book value per share is determined by dividing our pro forma tangible net worth (tangible assets less total liabilities) by the total number of outstanding shares of common stock that will be outstanding immediately prior to the closing of this offering, including giving effect to the issuance of restricted stock awards and phantom stock units upon completion of this offering. After giving effect to the sale of the shares in this offering and further assuming the receipt of the estimated net proceeds (after deducting estimated discounts and expenses of this offering), our adjusted pro forma net tangible book value as of March 31, 2011 would have been approximately $511 million, or $6.02 per share. This represents an immediate increase in the net tangible book value of $2.52 per share to our existing stockholders and an immediate dilution (i.e., the difference between the offering price and the adjusted pro forma net tangible book value after this offering) to new investors purchasing shares in this offering of $12.98 per share. The following table illustrates the per share dilution to new investors purchasing shares in this offering:

Assumed initial public offering price per share		$19.00

Pro forma net tangible book value per share as of March 31, 2011 before giving effect to this offering	$3.50
Increase per share attributable to new investors in this offering	2.52

As adjusted pro forma net tangible book value per share after giving effect to this offering		6.02

Dilution in pro forma net tangible book value per share to new investors in this offering		$12.98

The following table summarizes, on an adjusted pro forma basis as of March 31, 2011, the total number of shares of common stock owned by our existing stockholder and to be owned by new investors, the total consideration paid, and the average price per share paid by our existing stockholder and to be paid by new investors in this offering at $19.00, the midpoint of the range of the initial public offering prices set forth on the cover page of this prospectus, calculated before deduction of estimated underwriting discounts and commissions:

			Total Consideration
	Shares Acquired
(dollar amounts in thousands except per share amounts)					Average Price per Share
	Number	Percent	Amount	Percent

Forest(1)	70,000,000	82.3%	$144,813	33.7%	$2.07
New Investors(2)	15,023,684	17.7%	285,450	66.3%	19.00

Total	85,023,684	100.0%	$430,263	100.0%	$5.06

(1)   The total consideration represents the total capital surplus of CFOL as of March 31, 2011.

(2)   The number of shares presented above for new investors includes 23,684 shares of restricted stock and phantom stock units to be automatically issued to our non-employee directors upon the completion of this offering based on an assumed initial public offering price of $19.00 per common share. See "Executive Compensation—Director Compensation" on page 177.

If the underwriters exercise their option to purchase additional shares of common stock in full, the following will occur:

•
the percentage of our total outstanding common stock held by Forest will decrease to approximately 80.2%; and

•
the number of shares of common stock held by new investors will increase to 17,250,000, or approximately 19.8% of our total outstanding common stock.

Selected historical consolidated financial and other data

The following table sets forth the selected historical consolidated financial and other data of our predecessor, CFOL, as of and for each of the years in the five-year period ended December 31, 2010 and as of and for each of the three-month periods ended March 31, 2011 and 2010. We derived the selected historical consolidated financial data as of December 31, 2010 and 2009 and for the years ended December 31, 2010, 2009, and 2008 from the audited historical consolidated financial statements of CFOL included elsewhere in this prospectus. We derived the selected historical consolidated financial data of CFOL as of December 31, 2008 and for the year ended December 31, 2007 from the audited historical consolidated financial statements of CFOL, which are not included in this prospectus. We derived the selected historical consolidated financial data of CFOL as of March 31, 2011 and for the three months ended March 31, 2011 and 2010 from the unaudited historical consolidated financial statements of CFOL included elsewhere in this prospectus. We derived the selected historical consolidated financial data of CFOL as of December 31, 2007 and 2006 and March 31, 2010 and for the year ended December 31, 2006 from the unaudited historical consolidated financial statements of CFOL, which are not included in this prospectus.

The historical consolidated financial statements of CFOL include a management fee payable to Forest, which was intended to reimburse Forest for certain corporate functions provided to CFOL by Forest. The historical consolidated financial statements of CFOL included in this prospectus may not necessarily reflect the financial position, results of operations, and cash flows of CFOL as if it had operated as a stand-alone public company during all periods presented. Following the completion of this offering, we expect to incur incremental general and administrative costs related to being a stand-alone public company. Accordingly, for this and other reasons, the historical results should not be relied upon as an indicator of our future performance.

For a detailed discussion of the selected historical consolidated financial information contained in the following table, please read "Management's discussion and analysis of financial condition and results of operations" beginning on page 67. The following table should also be read in conjunction with the historical consolidated financial statements of CFOL and the accompanying notes thereto contained elsewhere in this prospectus.

	Canadian Forest Oil Ltd. historical consolidated
	Three months ended March 31,
			Year ended December 31,
(in thousands, except volumes, prices, and per unit data)
	2011	2010	2010	2009	2008	2007	2006

Statement of operations data:
Revenues	$36,273	$37,413	$146,070	$112,076	$251,111	$191,423	$180,359
Costs, expenses, and other:
Lease operating expenses	8,227	5,634	25,680	27,505	36,074	31,490	28,227
Production and property taxes	603	622	2,423	2,756	3,659	3,442	2,981
Transportation and processing costs	3,625	2,204	10,738	8,060	9,606	10,471	9,935
General and administrative	2,394	2,352	8,045	7,072	6,474	7,809	5,452
Depreciation, depletion, and amortization	19,019	13,267	63,645	56,464	86,331	84,585	75,697
Ceiling test write-down of oil and gas properties	—	—	—	199,021	—	—	—
Interest expense	1,380	740	6,956	16,157	14,364	14,380	7,985
Foreign currency exchange (gains) losses, net	(7,820)	(6,650)	(14,560)	(18,062)	20,440	(15,415)	70
Other, net	315	242	1,575	1,324	1,493	958	1,041

Earnings (loss) before income taxes	8,530	19,002	41,568	(188,221)	72,670	53,703	48,971
Income tax expense (benefit):
Current	—	—	—	—	280	(1,798)	140
Deferred	1,985	3,989	7,830	(49,293)	23,312	(2,098)	3,643

Total income tax	1,985	3,989	7,830	(49,293)	23,592	(3,896)	3,783
Earnings (loss) from continuing operations	6,545	15,013	33,738	(138,928)	49,078	57,599	45,188
Earnings from discontinued operations, net of tax(1)	—	—	—	—	—	—	2,422

Net earnings (loss)	$6,545	$15,013	$33,738	$(138,928)	$49,078	$57,599	$47,610

Other financial data:
Adjusted EBITDA(2)	$21,384	$26,624	$98,645	$66,368	$194,935	$138,156	$137,376
Balance sheet data (at period end):
Oil and gas properties, net	$659,705	$553,607	$585,115	$453,148	$675,135	$711,295	$522,819
Total assets	796,201	643,660	713,670	515,636	726,895	791,714	595,341
Long-term debt(3)	—	—	—	—	94,415	129,126	84,094
Amounts due to Forest(4)	322,020	190,302	286,480	156,726	106,063	84,454	69,728
Total shareholders' equity	321,066	281,801	306,606	257,554	368,123	403,022	291,936
Cash flow information:
Net cash provided by (used in) operating activities	$27,080	$(4,916)	$87,650	$50,339	$189,168	$124,168	$137,004
Net cash (used in) provided by investing activities	(57,791)	(39,495)	(218,155)	28,483	(202,941)	(164,322)	(150,155)
Net cash provided by (used in) financing activities	32,457	35,491	121,551	(70,030)	6,778	39,353	20,582

	Canadian Forest Oil Ltd. historical consolidated
	Three months ended March 31,
			Year ended December 31,
(in thousands, except volumes, prices, and per unit data)
	2011	2010	2010	2009	2008	2007	2006

Sales volumes and operating data:
Working interest sales volumes(5):
Natural gas (MMcf)	6,801	5,596	23,961	25,431	28,501	30,067	30,066
Oil and NGLs (MBbls)	207	285	1,142	1,076	1,300	1,259	1,384
Total natural gas equivalent (MMcfe)	8,043	7,306	30,814	31,888	36,300	37,622	38,367
Average daily sales volumes (MMcfe/d)(6)	89	81	84	87	99	103	105
Net sales volumes(7):
Natural gas (MMcf)	6,486	4,979	22,436	23,248	23,313	25,079	24,350
Oil and NGLs (MBbls)	174	227	962	856	1,102	1,060	1,139
Total natural gas equivalent (MMcfe)	7,530	6,341	28,208	28,384	29,925	31,439	31,184
Average daily sales volumes (MMcfe/d)(6)	84	70	77	78	82	86	85
Average sales price(8):
Natural gas (per Mcf)	$3.49	$4.57	$3.71	$3.15	$6.98	$5.29	$5.07
Oil and NGLs (per Bbl)	78.26	64.64	65.30	45.68	79.61	54.40	47.55
Cost and operating data per Mcfe(8):
Lease operating expenses	$1.09	$0.89	$0.91	$0.97	$1.21	$1.00	$0.91
Production and property taxes	0.08	0.10	0.09	0.10	0.12	0.11	0.10
Transportation and processing costs	0.48	0.35	0.38	0.28	0.32	0.33	0.32
General and administrative	0.32	0.37	0.29	0.25	0.22	0.25	0.17
Depreciation, depletion, and amortization	2.53	2.09	2.26	1.99	2.88	2.69	2.43

(1)   Discontinued operations relate to the sale of the business assets of our marketing subsidiary.

(2)   In addition to reporting net earnings as defined under GAAP, we also present Adjusted EBITDA, which is a non-GAAP performance measure. See "—Non-GAAP financial measure—Adjusted EBITDA," below, for a reconciliation of Adjusted EBITDA to reported net earnings, which is the most directly comparable financial measure calculated and presented in accordance with GAAP.

(3)   Represents amounts due under our bank credit facility.

(4)   Includes our note payable to Forest, intercompany advances due to Forest, and accrued interest payable to Forest.

(5)   "Working interest sales volumes" represents our working interest share of sales volumes before the impact of royalty burdens.

(6)   The comparability of the reported average daily working interest and net sales volumes reported for the year ended December 31, 2010 and for the three months ended March 31, 2011 to the prior comparative periods was impacted by divestitures of certain non-core oil and gas properties, primarily in December 2009 and April 2010, that, at the time the divestitures occurred, had a combined net production rate of 16 MMcfe/d.

(7)   "Net sales volumes" represents working interest volumes less the amount of volumes attributable to royalty burdens.

(8)   Calculated using net sales volumes.

Non-GAAP financial measure

Adjusted EBITDA

In addition to reporting net earnings as defined under GAAP, we also present, in the table above, earnings before interest, income taxes, depreciation, depletion, and amortization, and other non-cash operating items, or Adjusted EBITDA, which is a non-GAAP performance measure. Adjusted EBITDA consists of net earnings (loss) before interest expense, income taxes, depreciation, depletion, and amortization, as well as other non-cash operating items such as ceiling test write-downs of oil and gas properties, foreign currency exchange (gains) losses, and accretion of asset retirement obligations. Adjusted EBITDA does not represent, and should not be considered an alternative to, GAAP measurements, such as net earnings (loss) (its most comparable GAAP financial measure), and our calculations thereof may not be comparable to similarly-titled measures reported by other companies. By eliminating interest, income taxes, depreciation, depletion, amortization, and other non-cash items from earnings, we believe the result is a useful measure across time in evaluating our fundamental core operating performance. Our management also uses Adjusted EBITDA to manage our business, including the preparation of our annual operating budget and financial projections. We believe that Adjusted EBITDA is also useful to investors because similar measures are frequently used by securities analysts, investors, and other interested parties in their evaluation of companies in similar industries. As indicated, Adjusted EBITDA does not include interest expense on borrowed money or depletion, depreciation, and amortization expense on capital assets or the payment of income taxes, which are necessary elements of our operations. Because Adjusted EBITDA does not account for these and other expenses, its utility as a measure of our operating performance has material limitations. Because of these limitations, our management does not view Adjusted EBITDA in isolation and also uses other measurements, such as net earnings and revenues, to measure operating performance. The following table provides a reconciliation of net earnings (loss), the most directly comparable GAAP measure, to Adjusted EBITDA for the periods presented.

	Canadian Forest Oil Ltd. historical consolidated
	Three months ended March 31,		Year ended December 31,
(in thousands)	2011	2010	2010	2009	2008	2007	2006

Net earnings (loss)	$6,545	$15,013	$33,738	$(138,928)	$49,078	$57,599	$47,610
Income tax expense (benefit)	1,985	3,989	7,830	(49,293)	23,592	(3,896)	5,010
Foreign currency exchange (gains) losses, net	(7,820)	(6,650)	(14,560)	(18,062)	20,440	(15,415)	70
Interest expense	1,380	740	6,956	16,157	14,364	14,380	7,985
Accretion of asset retirement obligations	275	265	1,036	1,009	1,130	903	1,004
Ceiling test write-down of oil and gas properties	—	—	—	199,021	—	—	—
Depreciation, depletion, and amortization	19,019	13,267	63,645	56,464	86,331	84,585	75,697

Adjusted EBITDA	$21,384	$26,624	$98,645	$66,368	$194,935	$138,156	$137,376

Unaudited pro forma consolidated financial information

The following financial information sets forth our unaudited pro forma and historical consolidated statements of operations for the year ended December 31, 2010 and for the three months ended March 31, 2011, and the unaudited pro forma and historical consolidated balance sheets at March 31, 2011. We derived the historical consolidated statements of operations and balance sheets from the following sources:

•
the historical consolidated statement of operations of CFOL for the year ended December 31, 2010 was derived from the audited consolidated financial statements of CFOL for the year ended December 31, 2010, included elsewhere in this prospectus;

•
the historical consolidated statement of operations of CFOL for the three months ended March 31, 2011 and the historical consolidated balance sheet as of March 31, 2011 were derived from the unaudited consolidated financial statements of CFOL as of and for the three months ended March 31, 2011, included elsewhere in this prospectus;

•
the historical statement of operations of Lone Pine for the period from inception (September 30, 2010) to December 31, 2010 was derived from the audited financial statements of Lone Pine for the period from inception (September 30, 2010) to December 31, 2010, included elsewhere in this prospectus; and

•
the historical statement of operations of Lone Pine for the three months ended March 31, 2011 and the historical balance sheet as of March 31, 2011 were derived from the unaudited financial statements of Lone Pine as of and for the three months ended March 31, 2011, included elsewhere in this prospectus.

Our unaudited pro forma consolidated financial statements were prepared on a basis consistent with that used in preparing the audited consolidated financial statements of CFOL and audited financial statements of Lone Pine and includes all adjustments, consisting of normal and recurring items, that we consider necessary for a fair presentation of the financial position and results of operations for the unaudited periods.

The unaudited pro forma consolidated balance sheet as of March 31, 2011 assumes that the following items occurred on March 31, 2011, and the unaudited pro forma consolidated statements of operations for the year ended December 31, 2010 and for the three months ended March 31, 2011 assume that the following items occurred on January 1, 2010:

•
the contribution by Forest of its approximate 86.6% direct ownership interest in CFOL and its 100% direct and indirect ownership interest in each of the Wiser Entities, which collectively own the remaining interest in CFOL, to us, in exchange for 69,999,999 shares of our common stock and cash consideration of $50 million; and

•
the issuance by us to the public of 15,000,000 shares of common stock and the use of the net proceeds from this offering as described under "Use of proceeds" on page 49.

CFOL has been a wholly-owned subsidiary of Forest and certain of its subsidiaries since CFOL was acquired by Forest in 1996 and has held and operated all of Forest's interests in Canada since that time. We were incorporated on September 30, 2010 under the laws of the State of Delaware. Upon the completion of this offering, we will own and operate the business of our predecessor, CFOL. The contribution of the business of CFOL to us will be recorded at historical cost, as it is considered to be a reorganization of entities under common control.

The historical consolidated financial statements of CFOL include a management fee payable to Forest, which was intended to reimburse Forest for certain corporate functions provided to CFOL by Forest, including general corporate and shared services expenses. The historical consolidated financial statements of CFOL included in this prospectus may not necessarily reflect the financial position, results of operations, and cash flows of CFOL as if it had operated as a stand-alone public company during all periods presented. Upon the completion of this offering, we expect to incur incremental general and administrative costs related to becoming a stand-alone public company. Accordingly, the historical results should not be relied upon as an indicator of our future performance.

The unaudited pro forma consolidated financial data should be read in conjunction with "Use of proceeds" on page 49, "Selected historical consolidated financial and other data" beginning on page 55, "Management's discussion and analysis of financial condition and results of operations" beginning on page 67, and the historical consolidated financial statements of CFOL and historical financial statements of Lone Pine and accompanying notes to each included elsewhere in this prospectus. The unaudited pro forma consolidated financial statements are for informational purposes only and are not intended to represent what our results of operations would be after giving effect to this offering or to indicate our results of operations for any future period. Therefore, investors should not place undue reliance on the unaudited pro forma consolidated financial statements. The unaudited pro forma adjustments are based on available information and certain assumptions that we believe are reasonable and are described below in the accompanying notes.

	As of March 31, 2011
(in thousands, except share amounts)	Historical Lone Pine Resources Inc.	Historical Canadian Forest Oil Ltd.	Pro forma for contribution of Canadian Forest Oil Ltd. to Lone Pine Resources Inc.(1)	Pro forma combined	Pro forma adjustments for this offering(2)	Pro forma Lone Pine Resources Inc.

Pro forma balance sheet:
ASSETS
Current assets:
Cash	$—	$2,383	$—	$2,383	$—	$2,383
Accounts receivable	—	28,731	—	28,731	—	28,731
Prepaid expenses and other current assets	3,093	12,887	—	15,980	(3,093)	12,887

Total current assets	3,093	44,001	—	47,094	(3,093)	44,001
Property and equipment, at cost:
Oil and gas properties, full cost method of accounting:
Proved, net of accumulated depletion of $1,173,385 for Historical CFOL	—	554,295	—	554,295	—	554,295
Unproved	—	105,410	—	105,410	—	105,410

Net oil and gas properties	—	659,705	—	659,705	—	659,705
Other property and equipment, net of accumulated depreciation and amortization of $8,697 for Historical CFOL	—	63,948	—	63,948	—	63,948

Net property and equipment	—	723,653	—	723,653	—	723,653
Inventory	—	8,466	—	8,466	—	8,466
Goodwill	—	17,872	—	17,872	—	17,872
Other assets	—	2,209	—	2,209	—	2,209

	$3,093	$796,201	$—	$799,294	$(3,093)	$796,201

LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
Accounts payable and accrued liabilities	$—	$71,290	$—	$71,290	$—	$71,290
Advances and accrued interest payable to Forest	5,372	38,135	50,000	93,507	(93,507)	—
Note payable to Forest	—	283,885	—	283,885	(283,885)	—
Other current liabilities	—	2,779	—	2,779	—	2,779

Total current liabilities	5,372	396,089	50,000	451,461	(377,392)	74,069
Bank credit facility	—	—	—	—	111,399	111,399
Asset retirement obligations	—	13,899	—	13,899	—	13,899
Deferred income taxes	—	61,037	—	61,037	—	61,037
Other liabilities	—	4,110	—	4,110	—	4,110

Total liabilities	5,372	475,135	50,000	530,507	(265,993)	264,514
Commitments and contingencies:
Stockholders' equity:
Lone Pine common stock, $.01 par value per share, 1,000 shares authorized and 1 share issued and outstanding (historical); 300,000,000 shares authorized and 85,023,684 shares issued and outstanding (pro forma)	—	—	700	700	150	850
CFOL common stock; 2,106 no par shares issued and outstanding; unlimited authorized	—	—	—	—	—	—
Capital surplus	—	144,813	(700)	144,113	262,750	406,863
Retained earnings (accumulated deficit)	(2,279)	74,337	(50,000)	22,058	—	22,058
Accumulated other comprehensive income	—	101,916	—	101,916	—	101,916

Total stockholders' equity	(2,279)	321,066	(50,000)	268,787	262,900	531,687

	$3,093	$796,201	$—	$799,294	$(3,093)	$796,201

	Period from inception (September 30, 2010) to December 31, 2010	Year ended December 31, 2010
(in thousands, except per share amounts)	Historical Lone Pine Resources Inc.	Historical Canadian Forest Oil Ltd.	Pro forma for contribution of Canadian Forest Oil Ltd. to Lone Pine Resources Inc.(1)	Pro forma combined	Pro forma adjustments for this offering(2)(3)		Pro forma Lone Pine Resources Inc.(4)

Pro forma statement of operations:
Revenues	$—	$146,070	$—	$146,070	$—		$146,070
Costs, expenses, and other:
Lease operating expenses	—	25,680	—	25,680	—		25,680
Production and property taxes	—	2,423	—	2,423	—		2,423
Transportation and processing costs	—	10,738	—	10,738	—		10,738
General and administrative	1,222	8,045	—	9,267	450	(a)	9,717
Depreciation, depletion, and amortization	—	63,645	—	63,645	—		63,645
Interest expense	—	6,956	—	6,956	(4,661)	(b)	2,295
Foreign currency exchange (gains) losses, net	—	(14,560)	—	(14,560)	13,165	(c)	(1,395)
Other, net	—	1,575	—	1,575	—		1,575

Total costs, expenses, and other	1,222	104,502	—	105,724	8,954		114,678

Earnings (loss) before income taxes	(1,222)	41,568	—	40,346	(8,954)		31,392
Income tax expense (benefit):
Current	—	—	—	—	—		—
Deferred	—	7,830	—	7,830	(819)		7,011

Total income tax	—	7,830	—	7,830	(819)	(d)	7,011

Net earnings (loss)	$(1,222)	$33,738	$—	$32,516	$(8,135)		$24,381

Pro forma net earnings (loss) per share(4):
Basic		$.48		$.46			$.29
Diluted		.48		.46			.29
Weighted average shares outstanding(4):
Basic		70,000		70,000			85,000
Diluted		70,000		70,000			85,000

	Three months ended March 31, 2011
(in thousands, except per share amounts)	Historical Lone Pine Resources Inc.	Historical Canadian Forest Oil Ltd.	Pro forma for contribution of Canadian Forest Oil Ltd. to Lone Pine Resources Inc.(1)	Pro forma combined	Pro forma adjustments for this offering(2)(3)		Pro forma Lone Pine Resources Inc.(4)

Pro forma statement of operations:
Revenues	$—	$36,273	$—	$36,273	$—		$36,273
Costs, expenses, and other:
Lease operating expenses	—	8,227	—	8,227	—		8,227
Production and property taxes	—	603	—	603	—		603
Transportation and processing costs	—	3,625	—	3,625	—		3,625
General and administrative	1,057	2,394	—	3,451	113	(a)	3,564
Depreciation, depletion, and amortization	—	19,019	—	19,019	—		19,019
Interest expense	—	1,380	—	1,380	(361)	(b)	1,019
Foreign currency exchange (gains) losses, net	—	(7,820)	—	(7,820)	7,820	(c)	—
Other, net	—	315	—	315	—		315

Total costs, expenses, and other	1,057	27,743	—	28,800	7,572		36,372

Earnings (loss) before income taxes	(1,057)	8,530	—	7,473	(7,572)		(99)
Income tax expense (benefit):
Current	—	—	—	—	—		—
Deferred	—	1,985	—	1,985	(1,037)		948

Total income tax	—	1,985	—	1,985	(1,037)	(d)	948

Net earnings (loss)	$(1,057)	$6,545	$—	$5,488	$(6,535)		$(1,047)

Pro forma net earnings (loss) per share(4):
Basic		$.09		$.08			$(.01)
Diluted		.09		.08			(.01)
Weighted average shares outstanding(4):
Basic		70,000		70,000			85,024
Diluted		70,000		70,000			85,024

Notes to unaudited pro forma consolidated financial information
(in thousands, except share and per share amounts)

(1)
Represents the pro forma effect of the contribution by Forest of its approximate 86.6% direct ownership interest in CFOL and its 100% direct and indirect ownership interest in each of the Wiser Entities, which collectively own the remaining interest in CFOL, to us in exchange for 69,999,999 shares of Lone Pine common stock and cash consideration of $50 million.

(2)
Represents the pro forma effect of the offering of 15,000,000 shares of our common stock for net proceeds, after deducting underwriters' commissions and other direct expenses, of $262.9 million (assuming the shares are offered at $19.00 per share of common stock, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus) and the use of such proceeds to repay all amounts due under the note payable to Forest and all outstanding intercompany advances and accrued interest, including the $50 million cash consideration.

(a)
Represents the increase in equity compensation expense due to the automatic annual granting of restricted stock and phantom stock unit awards (the "annual share award") that vest one year from the date of grant to Lone Pine directors having a value equal to $450,000, all pursuant to Lone Pine's 2011 Stock Incentive Plan. For purposes of the pro forma statements of operations, the annual share award was assumed to take place at the beginning of each calendar year and was calculated by dividing $450,000 by the assumed public offering price of $19.00 per share.

Under Lone Pine's 2011 Stock Incentive Plan, restricted stock and phantom stock unit awards are "participating securities." Accordingly, the 23,684 annual share award that was assumed issued at the beginning of each pro forma period presented was not included in each respective period's calculation of basic or diluted shares outstanding, nor were they included in the calculation of pro forma diluted earnings per share for each respective period, as their inclusion would have an antidilutive effect.

(b)
Represents the reduction in interest expense associated with repayment of amounts due under the note payable to Forest and outstanding intercompany advances due to Forest as of January 1, 2010.

Pro forma interest expense primarily relates to interest expense on borrowings under our bank credit facility. See "Management's discussion and analysis of financial condition and results of operations—Liquidity and capital resources—Bank credit facility" beginning on page 81. The significant terms used in calculating the pro forma interest expense associated with our bank credit facility are as follows:

•
Borrowings bearing interest at the Canadian Prime Rate plus 75 to 175 basis points, depending on borrowing base utilization. The Canadian Prime Rate used in the pro forma calculations ranged from 2.25% – 3.00%.

•
A commitment fee of .5%, which accrues on the amount of unutilized commitment.

Actual interest rates under our bank credit facility can vary from those used in calculating the pro forma interest expense adjustments. If the historical Canadian Prime Rate used in the pro forma interest expense calculations had been 1/8 percent higher, pro forma net earnings for the year ended December 31, 2010 would have been approximately $18,000 lower and pro forma net loss for the three months ended March 31, 2011 would have increased by approximately $16,000.

  (c)
  The repayment of amounts due under the note payable to Forest and outstanding intercompany advances and accrued interest due to Forest as of January 1, 2010 would result in a realized foreign currency gain of $1 million and would have eliminated subsequent unrealized and realized gains recognized during the periods presented.

  (d)
  A statutory income tax rate of 26.5% and 28% was applied to pro forma adjustments to the statement of operations for 2011 and 2010, respectively. Changes to realized and unrealized foreign currency exchange gains and losses are treated as capital gains and losses in Canada and are subject to 50% of the statutory rate. No U.S. income taxes or Canadian withholding taxes are reflected as we expect that all future cash flows generated will continue to be reinvested in Canada for exploration, development, or acquisition activities or utilized to satisfy other obligations in Canada. If we repatriate Canadian earnings, we may be subject to U.S. income taxes and Canadian withholding taxes.

(3)
As a public company, we will incur increased legal, accounting, and other costs as a result of being a public company that are in addition to our historical expenses. No pro forma adjustment has been made for these additional expenses, as an estimate of these expenses is not objectively determinable.

(4)
Earnings per share for "Historical CFOL" was calculated assuming that the 70,000,000 shares of Lone Pine (as successor to CFOL) that will be owned by Forest after the contribution of Forest's approximate 86.6% direct ownership in CFOL and its 100% direct and indirect ownership interest in each of the Wiser Entities to Lone Pine, were also outstanding for "Historical CFOL." Historical earnings per share data using actual outstanding shares of 2,106 for CFOL was not considered meaningful or representative of a capital structure that would exist under public ownership. See "Earnings (loss) per share" in Note 1 to our consolidated financial statements included elsewhere in this prospectus.

Pro Forma Lone Pine Resources Inc. earnings (loss) per share was calculated using 85,000,000 shares of our common stock for 2010 and 85,023,684 for the three months ended March 31, 2011, which gives effect to the 2010 "annual share award" to directors of Lone Pine as discussed under Note 2(a) on page 64.

  The table below sets forth pro forma basic and diluted earnings per share, by period, for each pro forma column presented assuming 70,997,376 shares were outstanding in each period, which is the sum of the 70,000,000 shares assumed held by Forest plus an additional 997,376 shares, which is the number of shares that we would have been required to issue to fund the $50 million payment to Forest under the separation and distribution agreement as partial consideration for Forest's contribution of its approximate 86.6% direct ownership in CFOL and its 100% direct and indirect ownership interest in each of the Wiser Entities to Lone Pine, and for purposes of these pro forma financial statements, such payment is considered a dividend to Forest. The 997,376 shares that we would have been required to issue to fund the $50 million payment was calculated as $50 million minus the pro forma combined net earnings of $33 million for the year ended December 31, 2010 divided by an issue price per share of $17.53, which is the assumed initial public offering price of $19.00 per share less the estimated underwriting discounts and offering expenses.

	Pro forma Combined		Pro forma Lone Pine Resources Inc.
	Basic	Diluted	Basic	Diluted
Year ended December 31, 2010	$.46	$.46	$.34	$.34
Three months ended March 31, 2011	.08	.08	(.01)	(.01)

Management's discussion and analysis of
financial condition and results of operations

All expectations, forecasts, assumptions, and beliefs about our future financial results, condition, operations, strategic plans, and performance are forward-looking statements, as described in more detail in "Forward-looking statements" beginning on page 47. Our actual results may differ materially because of a number of risks and uncertainties. See "Risk factors" beginning on page 17.

You should read the following discussion and analysis of our financial condition and results of operations in conjunction with the unaudited interim consolidated financial statements of CFOL and the notes thereto for the three months ended March 31, 2011 and 2010, the audited consolidated financial statements of CFOL and notes thereto for the years ended December 31, 2010, 2009, and 2008, and the unaudited pro forma consolidated financial statements of Lone Pine as of and for the three months ended March 31, 2011 and for the year ended December 31, 2010 contained elsewhere in this prospectus.

Unless the context otherwise requires, all operating data presented in this prospectus on a per unit basis is calculated based on net sales volumes, all references to "dollars" or "$" in this prospectus are to U.S. dollars, and all references to "CDN$" are to Canadian dollars.

Overview

We are an independent oil and gas exploration, development, and production company with operations in Canada within the provinces of Alberta, British Columbia, and Quebec and the Northwest Territories. We were incorporated under the laws of the State of Delaware on September 30, 2010, and we are currently a wholly-owned subsidiary of Forest Oil Corporation. Our predecessor, Canadian Forest Oil Ltd., was acquired by Forest in 1996. As of December 31, 2010, we had approximately 376 Bcfe of estimated proved reserves, of which approximately 71% was natural gas and 29% was oil and natural gas liquids, or NGLs.

How we evaluate our operations

We use a variety of financial and operational measures to assess our performance. Among these measures are the following:

•
volumes of oil, natural gas, and NGLs produced and sold;

•
realized commodity prices;

•
production costs; and

•
earnings before interest, taxes, depreciation, depletion, and amortization, and other non-cash items, or Adjusted EBITDA.

Volumes of oil, natural gas, and natural gas liquids produced and sold

The volumes of oil, natural gas, and NGLs that we produce and sell are driven by several factors, including:

•
the amount of capital we invest in the exploration, development, and acquisition of oil and gas properties, including the drilling of new wells and the recompletion of existing wells;

•
the rate at which production volumes on our wells naturally decline;

•
the royalty percentage, or burden, that is levied on our sales volumes by Canadian provinces; and

•
the amount of production volumes associated with oil and gas properties we may sell from time to time.

Average daily working interest and net sales volumes for the three months ended March 31, 2011 and 2010 and for the years ended December 31, 2010, 2009, and 2008 are set forth in the table below. See "Results of operations—three months ended March 31, 2011 and 2010 and years ended December 31, 2010, 2009, and 2008—Oil and gas volumes and revenues" on page 72 for an evaluation of the information presented.

	Three months ended March 31,		Year ended December 31,
	2011	2010	2010	2009	2008

Working interest sales volumes—before royalty burden (MMcfe/d)	89	81	84	87	99
Less: royalty burden (MMcfe/d)	(5)	(11)	(7)	(9)	(17)

Net sales volumes (MMcfe/d)	84	70	77	78	82

Royalty burden (percentage of working interest sales volumes)	6%	13%	8%	11%	18%
Pro forma daily sales volumes giving effect to oil and gas property divestitures(1):
Working interest sales volumes (MMcfe/d)	89	75	83	69	79
Net sales volumes (MMcfe/d)	84	66	76	62	65

(1)   We divested certain non-core oil and gas properties, primarily in December 2009 and April 2010, that, at the time the divestitures occurred, had a combined net production rate of 16 MMcfe/d. The pro forma working interest and net daily sales volumes for oil and gas property divestitures represent the net daily sales attributable to the oil and gas properties in which we had an ownership interest as of March 31, 2011.

Realized commodity prices

We market our oil, natural gas, and NGL production to a variety of purchasers based on regional pricing. The prices we receive for our oil, natural gas, and NGLs are determined by various factors but are primarily driven by global and regional supply and demand fundamentals. NYMEX WTI futures prices are widely-used benchmarks in the pricing of oil and NGLs, and NYMEX Henry Hub and AECO futures prices are each used as benchmarks in the pricing of natural gas. The prices realized for each of our products compared to the NYMEX benchmark prices, or differential, will depend on various factors, which are discussed by product below.

The table below sets forth the prices we receive per unit of volume for each of our products compared to the benchmark prices for the periods indicated:

	Three months ended March 31,		Year ended December 31,
	2011	2010	2010	2009	2008

Oil:
Average NYMEX WTI price (per Bbl)	$94.10	78.72	$79.53	$61.80	$99.65
Average oil sales price (per Bbl)	80.71	69.31	67.51	51.14	86.68

Differential to NYMEX WTI	$13.39	$9.41	$12.02	$10.66	$12.97

Natural gas:
Average NYMEX Henry Hub price (per MMBtu)	$4.11	$5.30	$4.39	$3.98	$9.03
Average natural gas sales price (per Mcf)	3.49	4.57	3.71	3.15	6.98

Differential to NYMEX Henry Hub	$.62	$.73	$.68	$.83	$2.05

Average AECO price (per MMBtu)	$3.73	$5.06	$3.95	$3.50	$7.82
Average natural gas sales price (per Mcf)	3.49	4.57	3.71	3.15	6.98

Differential to AECO	$.24	$.49	$.24	$.35	$.84

NGL:
Average NYMEX WTI price (per Bbl)	$94.10	$78.72	$79.53	$61.80	$99.65
Average NGL sales price (per Bbl)	59.40	46.77	51.68	30.82	60.71
Percentage of NYMEX WTI	63%	59%	65%	50%	61%

Oil differentials

The primary factors influencing our oil differential to NYMEX are (1) the quality of our oil and (2) the proximity of our oil production to major consuming and refining markets.

Among other things, there are two characteristics that determine the quality of our oil: (1) the oil's American Petroleum Institute, or API, gravity and (2) the oil's sulfur content by weight. In general, lighter oil (with higher API gravity) sells at a higher price than heavier oil, because lighter oil produces a larger number of lighter liquid products, such as gasoline, that have a higher resale value. Oil with low sulfur content, or "sweet" crude oil, is less expensive to refine and, as a result, normally sells at a higher price than high sulfur-content oil, or "sour" crude oil.

The proximity of our oil production to major consuming and refining markets also impacts our oil differentials. Oil that is produced close to major consuming and/or refining markets, such as Edmonton or Hardisty in Alberta, is in higher demand than oil that is produced farther from these markets and, consequently, realizes a higher price due to the implied costs that must be incurred by the buyer of the oil at or near the wellhead to transport the oil to the consuming and refining markets.

Natural gas differentials

The primary factors influencing natural gas differentials include the proximity of natural gas production to consuming markets or, in instances when natural gas is produced in remote areas away from consuming markets, the amount of "takeaway capacity" available to transport natural gas produced to areas with higher demand. Generally, natural gas produced in close proximity to areas that consume large quantities of natural gas will command higher prices, as will natural gas produced in areas with adequate takeaway capacity to those consuming markets. The majority of the natural gas that we produce can access adequate takeaway capacity to major consuming markets, and approximately 75% of our current total natural gas production is transported to those markets under firm transportation contracts. As of May 9, 2011, we have a delivery commitment of approximately 21 Bbtu/d of natural gas, which provides for a price equal to NYMEX Henry Hub less $1.49 to a buyer through October 31, 2014, unless the Henry Hub price exceeds $6.50 per MMBtu, at which point we share the amount of the excess equally with the buyer. Accordingly, when NYMEX Henry Hub trades above $6.50 MMBtu, our reported differentials will widen, as was the case in 2008.

NGL realizations

NGL realizations, which are generally evaluated as a percentage of NYMEX WTI, are primarily driven by the composition of liquids. NGLs are primarily composed of five marketable components, which, ordered from lightest to heaviest, are: (1) ethane, (2) propane, (3) isobutane, (4) normal butane, and (5) natural gasoline. The heavier liquid components normally realize higher prices than the lighter components.

Production costs

In evaluating our production operations, we frequently monitor and assess our production expenses on a per unit of production basis, or "per Mcfe." This measure allows us to better evaluate our operating efficiency as production levels change.

Production costs are the costs incurred in the operation of producing our oil, natural gas, and NGLs and are primarily comprised of lease operating expense (including workover costs), production and property taxes, and transportation and processing costs. In general, lease operating expense and workover costs represent the components of production costs over which we have management control, while production and property taxes are primarily driven by the assessed valuation of our property and equipment by the taxing authorities. Transportation and processing costs are comprised of downstream pipeline transportation costs (primarily incurred to deliver natural gas to consuming regions in order to achieve a higher sales price) and processing costs, which includes the cost of separating NGLs from the natural gas stream and compressing the residue natural gas to a pressure adequate to meet pipeline requirements.

Certain components of lease operating expense are also impacted by energy and field services costs. For example, we incur power costs in connection with various production-related activities, such as pumping to recover oil and gas, and we purchase other products, such as methanol, to prevent the freezing of gas lines. Although these costs are highly correlated with production volumes, they are also influenced by commodity prices. Certain items, however, such as direct labor and materials and supplies, generally remain fixed across broad sales volume ranges, but can fluctuate depending on activities performed during a specific period. For instance, repairs to our pumping equipment or surface facilities result in increased expenses in periods during which they are performed.

The table below sets forth our production costs per Mcfe for the three months ended March 31, 2011 and 2010 and for the years ended December 31, 2010, 2009, and 2008. See "—Results of operations—three months ended March 31, 2011 and 2010 and years ended

December 31, 2010, 2009, and 2008—Oil and gas production expense" below for an evaluation of these production costs for each period presented.

	Three months ended March 31,		Year ended December 31,
	2011	2010	2010	2009	2008

Production expense per Mcfe:
Lease operating expenses	$1.09	$.89	$.91	$.97	$1.21
Production and property taxes	.08	.10	.09	.10	.12
Transportation and processing costs	.48	.35	.38	.28	.32

Production expense per Mcfe	$1.65	$1.33	$1.38	$1.35	$1.65

Adjusted EBITDA

We also evaluate the results of our operations using a non-GAAP financial measure, Adjusted EBITDA. Adjusted EBITDA is calculated as net earnings (loss) plus:

•
income tax expense (benefit);

•
foreign currency exchange (gains) losses, net;

•
interest expense;

•
accretion of asset retirement obligations;

•
ceiling test write-downs of oil and gas properties; and

•
depreciation, depletion, and amortization.

By eliminating interest, income taxes, depreciation, depletion, amortization, and other non-cash operating items, we believe the result is a useful measure across time in evaluating our fundamental core operating performance. Our management also uses Adjusted EBITDA to manage our business, including in preparing our annual operating budget and financial projections. We believe that Adjusted EBITDA is also useful to investors because similar measures are frequently used by securities analysts, investors, and other interested parties in their evaluation of companies in similar industries. As indicated, Adjusted EBITDA does not include interest expense on borrowed money or depletion, depreciation, and amortization expense on capital assets or the payment of income taxes, which are all necessary elements of our operations. Because Adjusted EBITDA does not account for these and other expenses, its utility as a measure of our operating performance has material limitations. Because of these limitations, our management does not view Adjusted EBITDA in isolation and also uses other measurements, such as net earnings and net revenues, to measure operating performance. See "—Results of operations—three months ended March 31, 2011 and 2010 and years ended December 31, 2010, 2009, and 2008" below and "—Reconciliation of non-GAAP measure—Adjusted EBITDA" on page 90 for our Adjusted EBITDA and the reconciliation to net earnings (loss), the most directly comparable GAAP measure, for the three months ended March 31, 2011 and 2010 and for the years ended December 31, 2010, 2009, and 2008.

Results of operations—three months ended March 31, 2011 and 2010 and years ended December 31, 2010, 2009, and 2008

The following table sets forth selected financial results for the three months ended March 31, 2011 and 2010 and for the years ended December 31, 2010, 2009, and 2008.

	Three months ended March 31,
			Year ended December 31,
(in thousands, except volumes and per unit data)
	2011	2010	2010	2009	2008

Oil and gas sales	$36,261	$37,407	$146,047	$112,251	$250,502
Total natural gas equivalent—working interest sales volumes (MMcfe)(1)	8,043	7,306	30,814	31,888	36,300
Total natural gas equivalent—net sales volumes (MMcfe)(1)	7,530	6,341	28,208	28,384	29,925
Realized equivalent sales per net Mcfe	$4.82	$5.90	$5.18	$3.95	$8.37
Net earnings (loss)	$6,545	$15,013	$33,738	$(138,928)	$49,078
Adjusted EBITDA(2)	$21,384	$26,624	$98,645	$66,368	$194,935

(1)   "Working interest sales volumes" represents our working interest volumes before the impact of royalty burdens. "Net sales volumes" represents working interest volumes less the amount of volumes attributable to royalty burdens.

(2)   In addition to reporting net earnings as defined under GAAP, we also present Adjusted EBITDA, which is a non-GAAP performance measure. See "—Reconciliation of non-GAAP Measure" on page 90 for a reconciliation of Adjusted EBITDA to reported net earnings (loss), which is the most directly comparable financial measure calculated and presented in accordance with GAAP.

Net earnings decreased for the three months ended March 31, 2011 to $7 million from $15 million for the three months ended March 31, 2010 primarily due to increased production expense and depreciation, depletion, and amortization expense. The decrease in EBITDA to $21 million for the three months ended March 31, 2011 from $27 million for the three months ended March 31, 2010 was primarily due to increased production expense and a decrease in average realized prices, partially offset by an increase in production. Net earnings (loss) for the years ended 2010, 2009, and 2008, was primarily impacted by changes in oil and gas sales driven by oil, natural gas, and NGL price fluctuations; however, net earnings did not change proportionately to the changes in oil and gas sales due to (1) non-cash foreign currency gains and losses in each period presented and (2) a $199 million non-cash ceiling test write-down recorded in the first quarter of 2009 caused by a significant decline in natural gas prices as of March 31, 2009 (see "—Critical accounting policies, estimates, judgments, and assumptions—Full cost method of accounting" on page 87 for information on ceiling test write-downs). Adjusted EBITDA, which excludes the impact of these two non-cash items, was highly correlated with the changes in oil and gas sales for the years ended 2010, 2009, and 2008.

A discussion of the components of the changes in our results of operations follows.

Oil and gas volumes and revenues

Oil, natural gas, and NGL sales volumes and revenues (which are reported net of royalty burdens) and average sales prices by product for the three months ended March 31, 2011 and

2010 and for the years ended December 31, 2010, 2009, and 2008 are set forth in the table below.

	Three months ended March 31,		Year ended December 31,
	2011	2010	2010	2009	2008

Working interest sales volumes(1):
Natural gas (MMcf)	6,801	5,596	23,961	25,431	28,501
Oil (MBbls)	179	222	957	769	914
Natural gas liquids (MBbls)	28	63	185	307	386
Total equivalent (MMcfe)	8,043	7,306	30,814	31,888	36,300
Daily working interest sales volumes (MMcfe/d)	89	81	84	87	99
Net sales volumes(1):
Natural gas (MMcf)	6,486	4,979	22,436	23,248	23,313
Oil (MBbls)	154	180	828	626	802
Natural gas liquids (MBbls)	20	47	134	230	300
Total equivalent (MMcfe)	7,530	6,341	28,208	28,384	29,925
Daily net sales volumes (MMcfe/d)	84	70	77	78	82
Revenues (in thousands):
Natural gas	$22,643	$22,734	$83,226	$73,147	$162,769
Oil	12,430	12,475	55,896	32,016	69,520
Natural gas liquids	1,188	2,198	6,925	7,088	18,213

Total oil and gas revenues	$36,261	$37,407	$146,047	$112,251	$250,502

Average sales price per unit:
Natural gas (Mcf)	$3.49	$4.57	$3.71	$3.15	$6.98
Oil (Bbls)	80.71	69.31	67.51	51.14	86.68
Natural gas liquids (Bbls)	59.40	46.77	51.68	30.82	60.71
Total equivalent (Mcfe)	$4.82	$5.90	$5.18	$3.95	$8.37

(1)   "Working interest sales volumes" represents our working interest share of sales volumes before the impact of royalty burdens. "Net sales volumes" represents working interest sales volumes less the amount of sales volumes attributable to royalty burdens.

Average net sales volumes for the three months ended March 31, 2011 of 84 MMcfe/d were 14 MMcfe higher than the 70 MMcfe/d produced in the same period in 2010 primarily as a result of drilling activities in 2010 offset by non-core oil and gas property sales in April 2010.

Our average net sales volumes for the year ended December 31, 2010 were 77 MMcfe/d compared to 78 MMcfe/d in 2009. The 1 MMcfe/d decrease was due to the sale of non-core oil and gas properties primarily in December 2009 and April 2010 that, at the time the divestitures occurred, had a combined net production rate of 16 MMcfe/d. The impact from the oil and gas property divestitures on our 2010 net sales volumes was nearly offset by production increases attributable to new wells drilled in 2010.

Average daily net sales volumes decreased 4 MMcfe/d to 78 MMcfe/d for the year ended December 31, 2009, compared to 82 MMcfe/d for the year ended December 31, 2008. The decrease was due to a significant decrease in drilling activity in 2009, which in turn was caused by global economic conditions and depressed commodity prices, offset in part by lower royalty burdens.

Oil and natural gas revenues were $36 million and $37 million for the three months ended March 31, 2011 and 2010, respectively. Oil and natural gas revenues were $146 million, $112 million, and $251 million for the years ended December 31, 2010, 2009, and 2008, respectively. The 3% decrease in revenues for the three months ended March 31, 2011 compared to the three months ended March 31, 2010 was due to a decrease in the average sales price per unit of 18%, offset by the increase in production discussed above. The 30% increase in revenues for the year ended December 31, 2010 to $146 million, compared to $112 million for the year ended December 31, 2009, was primarily due to a 31% increase in the average sales price per unit. The 55% decrease in revenues in 2009 as compared to 2008 was primarily due to a 53% decrease in the average sales price per unit. See "—How we evaluate our operations—Realized commodity prices" on page 68 for a comparison of our realized commodity prices compared to commonly used benchmark prices.

Oil and gas production expense

The table below sets forth the detail of production expense for the periods indicated.

	Three months ended March 31,		Year ended December 31,
(in thousands, except per Mcfe data)	2011	2010	2010	2009	2008

Production expense:
Lease operating expenses	$8,227	$5,634	$25,680	$27,505	$36,074
Production and property taxes	603	622	2,423	2,756	3,659
Transportation and processing costs	3,625	2,204	10,738	8,060	9,606

Total production expense	$12,455	$8,460	$38,841	$38,321	$49,339

Production expense per Mcfe:
Lease operating expenses	$1.09	$.89	$.91	$.97	$1.21
Production and property taxes	.08	.10	.09	.10	.12
Transportation and processing costs	.48	.35	.38	.28	.32

Total production expense per Mcfe	$1.65	$1.33	$1.38	$1.35	$1.65

Lease operating expenses

Lease operating expenses were $8 million, or $1.09 per Mcfe, in the first quarter of 2011 compared to $6 million, or $.89 per Mcfe, in the first quarter of 2010. The increase was due primarily to an increase in production, maintenance costs, higher utility and chemical costs, and a stronger Canadian dollar. Maintenance costs increased approximately $.7 million due primarily to start-up costs associated with bringing a large number of wells on-line in late 2010, which were previously shut-in due to infrastructure constraints. In conjunction with these wells coming on-line, a new remotely-located compression facility was also placed into service. For several months after the initial start-up of the new wells and the new compressor station, we incurred significant mechanical and electrical costs tied to the start-up, including trouble-shooting costs related to the new facilities and the prolonged shut-in of the wells. We do not expect these commencement costs in future periods. Utility costs increased $.3 million primarily due to higher utility rates as well as an increase in usage. Chemical costs, which primarily include methanol and glycol used to prevent the freezing of gas lines, increased $.2 million due to an increase in usage driven primarily by an unusually cold winter. The strengthening Canadian dollar also increased our reported lease operating expenses in U.S. dollars by approximately $.4 million.

Lease operating expenses decreased 7% to $26 million in the year ended December 31, 2010, compared to $28 million for the year ended December 31, 2009. Lease operating expenses also decreased $.06 on a per-unit of production basis to $.91 per Mcfe due primarily to cost-reduction initiatives. Per-unit lease operating expenses were higher in 2008 at $1.21 per Mcfe, primarily due to higher service costs and costs incurred to return previously shut-in oil properties back to production in response to the significant increase in oil prices in 2008.

Production and property taxes

Production and property taxes, which primarily consist of property taxes (ad valorem taxes) assessed by local governments, were relatively consistent during the periods presented, ranging from $.08 to $.12 per Mcfe.

Transportation and processing costs

Transportation and processing costs primarily consist of downstream gas transportation costs and field-level gas gathering and processing costs and were relatively consistent during the periods presented. The increases to $.48 and $.38 per Mcfe for the three months ended March 31, 2011 and for the year ended December 31, 2010, respectively, were primarily due to additional downstream capacity purchased for our Narraway/Ojay production which came online in late 2010.

General and administrative expense

The following table summarizes the components of general and administrative expense incurred during the periods indicated.

	Three months ended March 31,		Year ended December 31,
(in thousands, except per Mcfe data)	2011	2010	2010	2009	2008

Stock-based compensation costs	$762	$707	$3,535	$1,364	$467
Other general and administrative costs	2,957	2,939	10,109	11,202	11,500
General and administrative costs capitalized	(1,325)	(1,294)	(5,599)	(5,494)	(5,493)

General and administrative expense	$2,394	$2,352	$8,045	$7,072	$6,474

General and administrative expense per Mcfe	$.32	$.37	$.29	$.25	$.22

Stock-based compensation costs

Stock-based compensation costs represent the amortization of the value of stock options and performance and phantom stock units awarded by Forest, our parent company, as part of its equity incentive plans to our employees and Canadian directors of Forest. The estimated fair value of the phantom stock awards, which are accounted for as a liability since the units can be settled in cash or shares at Forest's discretion, is adjusted quarterly based on changes in Forest's common stock price. As such, the expense recognized from period to period has been subject to fluctuations. In connection with this offering, we intend to implement certain compensation plans and arrangements for our employees, such as severance agreements, annual incentive bonus plans, and long-term incentive compensation plans, that will be similar in philosophy to the Forest plans and arrangements described under "Executive Compensation,"

but they will be tailored to fit our specific business goals, rather than Forest's, on a going-forward basis. We have not taken any definitive actions to implement such plans at this time except that the forms of severance agreements have been approved and Lone Pine Resources Inc. 2011 Stock Incentive Plan has been adopted by our board of directors and approved by Forest as our sole stockholder. See "Executive compensation—Compensation discussion and analysis—What actions do we anticipate taking with respect to our own compensation plans and arrangements in connection with and following this offering?" on page 151.

Other general and administrative costs

Other general and administrative costs are primarily made up of the salaries and related benefit costs for our employees and office lease costs. Other general and administrative costs include management and insurance fees charged by Forest, which are intended to cover various costs incurred by Forest on our behalf, including, among other items, legal, accounting, treasury, and insurance costs. Other general and administrative costs were consistent between the comparable periods presented in the table above, but have trended lower in the last several years as a result of ongoing cost-control initiatives. Upon the completion of this offering, we expect to incur incremental general and administrative costs related to becoming a public company.

General and administrative costs capitalized

Under the full cost method of accounting, general and administrative costs related to exploration and development activities are capitalized. The percentage of general and administrative costs capitalized ranged from 35% to 46% during the periods presented.

Depreciation, depletion, and amortization expense

The following table summarizes depreciation, depletion, and amortization expense incurred during the periods indicated.

	Three months ended March 31,		Year ended December 31,
(in thousands, except per Mcfe data)	2011	2010	2010	2009	2008

Depreciation, depletion, and amortization expense	$19,019	$13,267	$63,645	$56,464	$86,331
Depreciation, depletion, and amortization expense per Mcfe	$2.53	$2.09	$2.26	$1.99	$2.88

Depreciation, depletion, and amortization expense, or DD&A, increased $.44 per Mcfe to $2.53 in the first quarter of 2011 compared to $2.09 in the first quarter of 2010, and DD&A increased $.27 per Mcfe to $2.26 per Mcfe in 2010 from $1.99 per Mcfe in 2009. The increases were primarily due to the $199 million ceiling test write-down recorded as of March 31, 2009 that substantially reduced our DD&A rate in 2009 to $1.99 per Mcfe. As we have added proved oil and gas reserves to our depletable base at higher average per-unit rates in excess of $1.99 since 2009, our DD&A rate has steadily increased, including during 2011. DD&A decreased $.89 per Mcfe to $1.99 in 2009, compared to $2.88 in 2008, primarily due to the ceiling test write-down discussed above.

Ceiling test write-down of oil and gas properties

Pursuant to the ceiling test limitation prescribed by the SEC for companies using the full cost method of accounting, we recorded a non-cash ceiling test write-down totaling $199 million in the first quarter 2009. The write-down was a result of significant declines in oil, natural gas, and NGL prices in the first quarter of 2009. See "—Critical accounting policies, estimates, judgments, and assumptions—Full cost method of accounting" on page 87 and "Risk factors—Risks relating to our business—Lower oil, natural gas, and NGL prices and other factors have resulted, and in the future may result, in ceiling test write-downs and other impairments of our asset carrying values" on page 24.

Interest expense

The following table summarizes interest expense incurred during the periods indicated.

	Three months ended March 31,		Year ended December 31,
(in thousands)	2011	2010	2010	2009	2008

Interest costs	$1,644	$740	$7,716	$16,157	$14,364
Interest costs capitalized	(264)	—	(760)	—	—

Interest expense	$1,380	$740	$6,956	$16,157	$14,364

The interest costs presented in the table above were primarily associated with borrowings incurred under our note payable to Forest and our bank credit facility. In December 2009, outstanding balances under our bank credit facility were repaid using proceeds from approximately $121 million in asset divestitures in 2009 and borrowings under the note payable to Forest.

Interest costs increased $1 million to $2 million for the three months ended March 31, 2011 compared to $1 million for the three months ended March 31, 2010 due to an increase in the average outstanding balance on the note payable to Forest as well as a slight increase in the variable interest rate charged on the note. Interest costs decreased $8 million for the year ended December 31, 2010 to $8 million, compared to $16 million for the year ended December 31, 2009, due primarily to a decrease in the variable interest rate on the note payable to Forest in 2010 compared to 2009. Effective January 1, 2009, the amended and restated note payable to Forest provided for a variable interest rate equal to the three-month LIBOR plus a multiple of Forest's credit default swap, or CDS, rate. During 2009, both LIBOR and Forest's CDS rate were higher as compared to 2010. In 2008, the interest rate on the note payable to Forest was fixed at 9%. Interest costs increased $2 million, or 12%, from 2008 to 2009, due primarily to higher interest rates and average outstanding balances on the note payable to Forest in 2009 as compared to 2008, partially offset by a decrease in interest expense on our bank credit facility.

Interest costs capitalized in 2011 and 2010 relate to our investment in unproved acreage in the Narraway/Ojay fields as a result of our leasing activities in late 2009 and early 2010. Under the full cost method of accounting, significant investments in unproved properties on which exploration or development activities are in progress are assets qualifying for capitalization of interest costs.

Foreign currency exchange

Our functional currency is the Canadian dollar, while our reporting currency is the U.S. dollar. Realized and unrealized foreign currency exchange gains and losses relate to outstanding indebtedness and advances, denominated in U.S. dollars, between us and Forest. See "Risk factors—Risks relating to our business—Our business, financial condition, cash flows, and results of operations may be adversely affected by foreign currency fluctuations and economic and political developments" on page 28.

The table below sets forth our foreign currency exchange gains and losses incurred during the periods indicated.

	Three months ended March 31,		Year ended December 31,
(in thousands)	2011	2010	2010	2009	2008

Unrealized foreign currency exchange (gains) losses, net	$(7,820)	$(6,650)	$(14,290)	$(17,974)	$19,481
Realized foreign currency exchange (gains) losses, net	—	—	(270)	(88)	959

	$(7,820)	$(6,650)	$(14,560)	$(18,062)	$20,440

Other, net

The table below sets forth the components of "Other, net" in our consolidated statements of operations for the periods indicated.

	Three months ended March 31,		Year ended December 31,
(in thousands)	2011	2010	2010	2009	2008

Accretion of asset retirement obligations	$275	$265	$1,036	$1,009	$1,130
Other, net	40	(23)	539	315	363

	$315	$242	$1,575	$1,324	$1,493

Accretion of asset retirement obligations

Accretion of asset retirement obligations is the expense recognized to increase the carrying amount of the liability associated with our asset retirement obligations as a result of the passage of time. See Note 2 to the consolidated financial statements of CFOL included elsewhere in this prospectus for more information on our asset retirement obligations.

Income tax

The table below sets forth our total income tax from continuing operations and effective tax rates for the periods indicated.

	Three months ended March 31,		Year ended December 31,
(in thousands, except percentages)	2011	2010	2010	2009	2008

Current income tax	$—	$—	$—	$—	$280
Deferred income tax	1,985	3,989	7,830	(49,293)	23,312

Total income tax	$1,985	$3,989	$7,830	$(49,293)	$23,592

Effective tax rate	23%	21%	19%	26%	32%

Our combined federal and provincial statutory tax rate for the periods presented ranged from 26.5% to 30%. However, our effective tax rate varied from 19% to 32%, due primarily to changes in our valuation allowances, as well as the impact of the gradual statutory rate reductions in Canada, which are scheduled to lower our statutory combined federal and provincial rate to 25% by 2012. See Note 5 to the consolidated financial statements of CFOL included elsewhere in this prospectus for a reconciliation of our income taxes at the statutory rate to income taxes at our effective rate for each period presented.

Liquidity and capital resources

Our exploration, development, and acquisition activities require us to make significant operating and capital expenditures. Historically, we have used cash flows from operations, our bank credit facility, and borrowings from Forest as our primary sources of liquidity. Additionally, as market conditions have permitted, we have engaged in non-core asset divestitures.

As part of a divestiture program that was initiated by Forest in 2008 and continued throughout 2009, Forest increased its cash position significantly by the fourth quarter of 2009. In order to reduce its consolidated debt and interest expense, Forest advanced us $42 million in December 2009, which we used to pay down our bank credit facility. Since that time, we have continued to utilize our bank credit facility to fund short-term borrowing needs associated with our daily disbursement requirements, which we repay utilizing cash flows from operations and borrowings from Forest. Since paying off our bank credit facility in December 2009, and through March 31, 2011, our borrowings under our note payable to Forest have increased from $136 million to $284 million, primarily due to significant leasing activity and pipeline infrastructure costs in our Narraway/Ojay fields. In addition, advances from Forest have increased from $7 million to $21 million, and accrued interest on the note payable to Forest and advances from Forest has increased from $14 million to $23 million during the same period. As of March 31, 2011, we had approximately $284 million of intercompany debt payable to Forest and $44 million of advances and accrued interest due to Forest. As of May 9, 2011, we had approximately $354 million of intercompany debt payable to Forest, which includes additional borrowings used by us to complete the acquisition of certain gas properties in our Narraway/Ojay fields on April 29, 2011 for approximately CDN$75 million, pursuant to the promissory note, and $45 million of intercompany advances and accrued interest due to Forest. We intend to use a portion of the net proceeds from this offering and borrowings under our bank credit facility to repay all of our outstanding indebtedness to Forest, including advances and accrued interest. We do not expect to be able to borrow from, or receive intercompany advances from, Forest after the completion of this offering.

Following the completion of this offering, we intend to rely on cash flows from operations and borrowings under our bank credit facility as our primary sources of liquidity. As of March 31, 2011, we had a working capital deficit of approximately $30 million, pro forma for (1) Forest's contribution of its direct and indirect ownership interests in CFOL and the Wiser Entities to Lone Pine and (2) this offering, each as reflected in the pro forma balance sheet on page 61. This working capital deficit is due primarily to an increase in our accounts payable and accrued capital expenditures as a result of our accelerated drilling program in the first quarter of 2011. We plan to utilize cash flow from operations and borrowings from our bank credit facility to fund the payment of these obligations when they become due.

For so long as Forest is required to consolidate our results of operations and financial position, we may not incur any additional indebtedness if the incurrence of indebtedness (1) will cause Forest to be in breach of or default under any contract or agreement, (2) is reasonably likely, in Forest's reasonable opinion, to adversely impact Forest's credit rating, or (3) involves more than

$5 million, except that the restriction against the incurrence of additional indebtedness contained in this clause (3) will not restrict our ability to borrow under our bank credit facility. Following the completion of this offering, and prior to the later of the spin-off and the expiration of the lock-up period under the underwriting agreement, we will be unable to issue any additional stock to fund our exploration, development, and acquisition activities, subject to certain limited exceptions. See "Underwriting" beginning on page 217. In addition, we will be restricted in our ability to sell assets. Following the spin-off and the expiration of the lock-up period under the underwriting agreement, we may access the private or public equity or debt capital markets or complete asset sales to fund such activities, subject to certain restrictions. In connection with the spin-off, we will enter into a tax sharing agreement with Forest, under which, for a period through and including the two years following the spin-off, we will be restricted in our ability to sell assets outside the ordinary course of business, to issue or sell our common stock or other securities (including securities convertible into our common stock but excluding certain compensation arrangements), or to enter into any other corporate transaction that would cause us to undergo either a 50% or greater change in the ownership of our voting stock or a 50% or greater change in the ownership (measured by value) of all classes of our stock (in either case, taking into account shares issued in this offering).

Changes in the market prices for oil, natural gas, and NGLs directly impact our level of cash flows generated from operations. Natural gas has historically comprised approximately 80% of our production; as a result, our operations and cash flows have been more sensitive to fluctuations in the market price for natural gas than to fluctuations in the market price for oil.

Historically, our bank credit facility has been a part of Forest's combined $1.8 billion bank credit facility and had a borrowing base of $145 million, which was used to fund our daily operations as needed. We had no amounts borrowed as of March 31, 2011. As of May 9, 2011, we had approximately $9 million in borrowings outstanding under our existing bank credit facility. Please see Note 4 to the consolidated financial statements included elsewhere in this prospectus for a more detailed discussion of our historical bank credit facility. In connection with the separation and this offering, we have entered into a stand-alone bank credit facility that will be guaranteed by Forest until the completion of the spin-off. See "—Bank credit facility" below.

We also have engaged in asset dispositions as a means of generating additional cash to fund expenditures and enhance our financial flexibility. For example, during 2009, we sold certain non-strategic assets for approximately $121 million, which proceeds were used to pay off outstanding balances under our bank credit facility in 2009.

We believe that our cash flows provided by operating activities and the funds available under our expanded credit facility will be sufficient to fund our normal recurring operating needs, anticipated capital expenditures, and our contractual obligations. However, if our revenue and cash flows decrease in the future as a result of a significant decline in commodity prices, we may elect to reduce our planned capital expenditures. We believe that this financial flexibility to adjust our spending levels will provide us with sufficient liquidity to meet our financial obligations should economic conditions deteriorate. See "Risk factors" beginning on page 17 for a discussion of the risks and uncertainties that affect our business and financial and operating results.

Bank credit facility

On March 18, 2011, we entered into a stand-alone, CDN$500 million Canadian credit facility among us, as parent, CFOL, as borrower, and a syndicate of banks led by JPMorgan Chase Bank, N.A., Toronto Branch. On April 29, 2011, we entered into an amendment to the bank credit facility. The operative provisions of our new bank credit facility will become effective upon the closing of this offering, and will replace the existing CFOL bank credit facility at such time. Our bank credit facility will mature on March 18, 2016. Availability under our bank credit facility will be governed by a borrowing base, which is currently CDN$350 million. The determination of the borrowing base will be made by the lenders, in their sole discretion, taking into consideration the estimated value of CFOL's oil and gas properties in accordance with the lenders' customary practices for oil and gas loans. The borrowing base will be redetermined semi-annually, and the available borrowing amount under our bank credit facility could increase or decrease based on such redetermination. In April 2011, the lenders set the borrowing base at CDN$350 million and the first redetermination is expected to occur in the third quarter of 2011. In addition, CFOL and the lenders each have discretion at any time, but not more often than once during any calendar year, to have the borrowing base redetermined.

The borrowing base is also subject to change in the event (1) we or any of our subsidiaries issue senior notes, in which case the borrowing base will immediately be reduced by an amount equal to 25% of the stated principal amount of such issued senior notes, excluding any senior notes that we or any of our subsidiaries may issue to refinance existing senior notes, if any, or (2) CFOL sells oil and gas properties included in the borrowing base having a fair market value in excess of 10% of the borrowing base then in effect. The borrowing base is subject to other automatic adjustments under our bank credit facility. A lowering of the borrowing base could require CFOL and us to repay indebtedness in excess of the borrowing base in order to cover a deficiency.

Borrowings under our bank credit facility bear interest at one of two rates that may be elected by CFOL. Borrowings bear interest at a rate that may be based on:

(1)
the sum of the applicable bankers' acceptance rate including a stamping fee of between 175 to 275 basis points, depending on borrowing base utilization; or

(2)
the Canadian Prime Rate plus 75 to 175 basis points, depending on borrowing base utilization.

Our bank credit facility includes terms and covenants that place limitations on certain types of activities, including restrictions, or requirements with respect to additional debt, liens, asset sales, hedging activities, investments, dividends, mergers, and acquisitions, and also includes a financial covenant. Our bank credit facility provides that CFOL will not permit its ratio of total debt outstanding to consolidated EBITDA (as adjusted for non-cash charges) to be greater than 4.00 to 1.00 for four consecutive fiscal quarters.

Under certain conditions, amounts outstanding under our bank credit facility may be accelerated. Bankruptcy and insolvency events with respect to us, CFOL, or certain of our or CFOL's subsidiaries will result in an automatic acceleration of the indebtedness under our bank credit facility. Subject to notice and cure periods, certain events of default under our bank credit facility will result in acceleration of the indebtedness under the facility at the option of the lenders. Such other events of default include non-payment, breach of warranty, non-performance of obligations under our bank credit facility (including the financial covenant), default on other indebtedness, certain pension plan events, certain adverse judgments, change of control, a failure of the liens securing our bank credit facility and, until completion of the spin-off, an event of default under Forest's credit facility.

Our bank credit facility is collateralized by our assets. Under our bank credit facility, CFOL is required to mortgage and grant a security interest in 75% of the present value of the proved oil and gas properties and related assets of CFOL and its subsidiaries. CFOL is required to, and has, pledged the stock of its subsidiary to the lenders to secure our bank credit facility. Under certain circumstances, CFOL could be obligated to pledge additional assets as collateral. Upon completion of the spin-off, the stock of all of our subsidiaries will be pledged to the lenders to secure our bank credit facility. Upon completion of this offering and until the spin-off, Forest will guarantee the obligations of CFOL under our bank credit facility. Following the spin-off, we and the Wiser Entities will guarantee the obligations of CFOL under our bank credit facility.

Of the CDN$500 million total nominal amount under our bank credit facility, JPMorgan Chase Bank and 10 other banks hold 100% of the total commitments, with JPMorgan Chase holding 13.3% of the total commitments, two lenders holding 11.7% each of the total commitments, three lenders holding 10% each of the total commitments, and the other lenders holding 6.7% each of the total commitments.

From time to time, Forest and its affiliates have engaged in other transactions with a number of the lenders under our bank credit facility. Such lenders or their affiliates may serve as underwriters or initial purchasers of Forest's or our equity and debt securities, act as agent or directly purchase Forest's or our production, or serve as counterparties to Forest's or our commodity and interest rate derivative agreements.

Note payable to Forest

We have up to $500 million of availability under a promissory note payable to Forest, under which borrowings of $354 million, $284 million, and $250 million were outstanding as of May 9, 2011, March 31, 2011, and December 31, 2010, respectively. The increase in borrowings from March 31, 2011 to May 9, 2011 is due to additional borrowings used by us to complete the acquisition of certain gas properties in our Narraway/Ojay fields on April 29, 2011 for approximately CDN$75 million. The promissory note is due on demand or, failing such demand, in November 2014. The current interest rate charged on borrowings under the promissory note is three-month LIBOR plus a multiple of Forest's credit default swap rate, with such interest rate being reset on the first day of the quarter for that quarter. Interest accrues and compounds at the end of each calendar month, with the interest accruing for any calendar year to be deferred and paid on or before the last business day of the second calendar year following the year in which the interest accrued; provided, however, that if the principal amount becomes due and payable, all accrued interest shall also be due and payable. We expect to use a portion of the net proceeds from this offering and borrowings under our bank credit facility to repay all outstanding amounts owed to Forest, after which point the promissory note will be cancelled.

Historical cash flow

Net cash provided (used) by operating activities, net cash (used) provided by investing activities, and net cash provided (used) by financing activities for the three months ended March 31, 2011 and 2010 and for the years ended December 31, 2010, 2009, and 2008 were as follows:

	Three months ended March 31,		Year ended December 31,
(in thousands)	2011	2010	2010	2009	2008

Net cash provided (used) by operating activities	$27,080	$(4,916)	$87,650	$50,339	$189,168
Net cash (used) provided by investing activities	(57,791)	(39,495)	(218,155)	28,483	(202,941)
Net cash provided (used) by financing activities	32,457	35,491	121,551	(70,030)	6,778

Net cash provided by operating activities is primarily affected by sales volumes and commodity prices. The increase in net cash provided by operating activities of $32 million in the three months ended March 31, 2011, compared to the three months ended March 31, 2010, was primarily due to a decreased investment in net operating assets (i.e., working capital) partially offset by a decrease in the overall average realized commodity price. The increase in net cash provided by operating activities of $37 million in 2010 compared to 2009 was primarily due to higher commodity prices. The decrease in net cash provided by operating activities in 2009 as compared to 2008 was primarily due to decreased commodity prices in 2009 as compared to 2008.

Net cash (used) provided by investing activities is primarily comprised of the exploration and development of oil and gas properties, net of dispositions of oil and gas properties. The major components of cash (used) provided by investing activities for the three months ended March 31, 2011 and 2010 and for the years ended December 31, 2010, 2009, and 2008 were as follows:

	Three months ended March 31,		Year ended December 31,
(in thousands)	2011	2010	2010	2009	2008

Exploration and development of oil and gas properties and leasehold acquisitions(1)	$(48,944)	$(49,956)	$(201,753)	$(91,679)	$(203,472)
Proceeds from sale of assets	403	10,569	27,492	120,570	1,359
Other fixed assets	(9,250)	(108)	(43,894)	(408)	(828)

Net cash (used) provided by investing activities	$(57,791)	$(39,495)	$(218,155)	$28,483	$(202,941)

(1)   Cash paid for exploration and development costs and leasehold acquisitions as reflected in the Consolidated Statement of Cash Flows differs from the reported capital expenditures in the "Capital expenditures" table due to the timing of when the capital expenditures are incurred and when the actual cash payment is made.

The increase in net cash used by investing activities of $18 million for the three months ended March 31, 2011, compared to the three months ended March 31, 2010 was primarily due to a decrease in proceeds received from the sale of assets. The $247 million increase in net cash used by investing activities for the year ended December 31, 2010, compared to the year ended December 31, 2009, was primarily due to an increase in exploration and development of oil and gas properties, leasehold acquisitions, and other fixed assets, partially offset by a decrease in proceeds from the sale of non-core oil and gas properties. Approximately $39 million of the increase was attributable to leasehold acquisition costs we incurred in 2010 in connection with our acquisition of 40,000 net acres in the Narraway/Ojay fields and 10,000 net acres in the Evi area. The remaining net increase was primarily associated with an increase in drilling activities in the Narraway/Ojay fields and the Evi area and the installation of gathering infrastructure in the Narraway/Ojay fields. Net cash provided by investing activities of $28 million in the year ended December 31, 2009 included $121 million of proceeds from the sale of non-core oil and gas properties that primarily occurred during the fourth quarter of 2009, partially offset by cash used in exploration and development activities. Net cash used by investing activities in 2008 was comprised primarily of exploration and development costs. See "—Capital expenditures" below for more detail on our capital expenditures.

Net cash provided by financing activities of $32 million and $35 million for the three months ended March 31, 2011 and 2010, respectively, were primarily comprised of borrowings from Forest. Net cash provided by financing activities of $122 million for the year ended December 31, 2010 was primarily comprised of borrowings from Forest, while net cash used in financing activities of $70 million for the year ended December 31, 2009 included net repayments of our bank credit facility of $115 million, offset somewhat by borrowings from Forest of $46 million. Net cash provided by financing activities of $7 million in 2008 was comprised primarily of $23 million in borrowings from Forest, partially offset by $17 million in net repayments of our bank credit facility.

As part of a divestiture program that was initiated by Forest in 2008 and continued through early 2010, Forest increased its cash position significantly by the fourth quarter of 2009. In order to reduce its consolidated debt and interest expense, Forest advanced us $42 million in December 2009, which we used to pay down our bank credit facility. Since that time, we have continued to utilize our bank credit facility to fund short-term borrowing needs associated with our daily disbursements, which we repay utilizing cash flows from operations and borrowings from Forest. Since paying off our bank credit facility in December 2009, and through March 31, 2011, our borrowings under our note payable to Forest have increased from $136 million to $284 million. In addition, advances from Forest have increased from $7 million to $21 million, and accrued interest on the note payable to Forest and advances from Forest have increased from $14 million to $23 million during the same period. The majority of the $148 million increase in borrowings under our note payable to Forest was attributable to $39 million in leasehold acquisition costs we incurred in connection with our acquisition of 40,000 net acres in the Narraway/Ojay fields and 10,000 net acres in the Evi area and $66 million attributable to an expansion of our gathering infrastructure (including $6 million of pipe and equipment inventory at March 31, 2011) in the Narraway/Ojay fields, which we expect will provide gathering capacity for a large portion of the anticipated production growth in that field over the next several years. As of March 31, 2011, we had approximately $284 million of intercompany debt payable to Forest and $44 million of intercompany advances and accrued interest due to Forest. As of May 9, 2011, we had approximately $354 million of intercompany debt payable to Forest, which includes additional borrowings used by us to complete the acquisition of certain gas properties in our Narraway/Ojay fields on April 29, 2011 for approximately CDN$75 million, pursuant to the promissory note, and $45 million of intercompany advances and accrued interest due to Forest. Under the separation and distribution agreement, we have agreed to use a portion of the net proceeds from this offering to pay $50 million to Forest as partial consideration for the contribution of CFOL and the Wiser Entities to us. We intend to use the remaining net proceeds from this offering and borrowings under our bank credit facility to repay all of our outstanding indebtedness to Forest, including intercompany advances and accrued interest. We do not expect to be able to borrow from, or receive intercompany advances from, Forest after the completion of this offering.

Capital expenditures

Expenditures for acquisition, exploration, development, and leasehold acquisition costs were as follows:

	Three months ended March 31,		Year ended December 31,
(in thousands)	2011	2010	2010	2009	2008

Acquisition, exploration, development, and leasehold acquisition costs:
Direct costs:
Unproved properties	$398	$24,874	$38,685	$11,428	$6,880
Exploration and development	75,956	81,473	157,987	71,356	185,580
Overhead capitalized	1,325	1,294	5,599	5,494	5,493
Interest capitalized	264	—	760	—	—

Total capital expenditures(1)(2)	$77,943	$107,641	$203,031	$88,278	$197,953

(1)   Total capital expenditures include cash and accrued expenditures. Total capital expenditures also include changes in estimated discounted asset retirement obligations of ($.3) million and ($1.0) million recorded during the three months ended March 31, 2011 and 2010, respectively, and ($1.0) million, $1.8 million, and ($3.2) million recorded during the years ended December 31, 2010, 2009, and 2008, respectively.

(2)   In addition to capital expenditures incurred for the exploration and development of oil and gas properties, we incurred $48 million of capital expenditures during the year ended December 31, 2010 in connection with the installation of gathering infrastructure in our Narraway/Ojay fields, which we expect to utilize to transport third-party gas (in addition to our own production) in exchange for a gathering fee.

Due to the downturn in the global economy in late 2008 and the resulting negative impact on the prices for oil, natural gas, and NGLs, we chose to significantly reduce our capital expenditures and drilling activity in 2009. As a result of significantly increased liquidity in 2010 due to non-core oil and gas property divestitures, higher oil and NGL prices, and focusing our development primarily on our core areas with expected high growth potential, we determined to increase our drilling activity in 2010. Primary factors impacting the level of our capital expenditures include oil, natural gas, and NGL prices, the volatility in these prices, the cost and availability of field services, general economic and market conditions, and weather disruptions.

We have established a capital budget of approximately $250 million for our drilling programs in the Narraway/Ojay fields and the Evi area in 2011 and the acquisition described under "Prospectus summary—Recent developments—Acquisition of natural gas properties in the Narraway/Ojay fields" on page 6. Subsequent to the completion of this offering, we expect to increase our capital expenditure budget for 2011 to $291 million to continue our drilling programs in the Deep Basin area and the Evi area and to re-enter an existing wellbore in the Liard Basin in late 2011. Prior to completion of this offering, we plan to use cash flows from operations and borrowings from Forest to fund our capital expenditures in 2011. Subsequent to the completion of this offering, we plan to use cash flows from operations and borrowings under our bank credit facility to fund our capital expenditures in 2011.

Contractual obligations

The following table summarizes our contractual obligations as of March 31, 2011:

(in thousands)	2011	2012	2013	2014	2015	2016	After 2016	Total

Long-term debt(1)	$249	$140	$—	$—	$—	$—	$—	$389
Amounts due to Forest(2)	322,020	—	—	—	—	—	—	322,020
Operating leases(3)	797	39	17	15	1	—	—	869
Unconditional purchase obligations(4)	6,052	5,662	2,386	—	—	—	—	14,100
Other liabilities(5)	53	2,853	1,682	1,332	784	886	7,314	14,904

Total contractual obligations	$329,171	$8,694	$4,085	$1,347	$785	$886	$7,314	$352,282

(1)   Long-term debt consists of commitment fees on the existing CFOL bank credit facility based on our borrowing base as of March 31, 2011. There were no outstanding borrowings or letters of credit under our bank credit facility as of March 31, 2011. As discussed in "Liquidity and capital resources—Bank credit facility" on page 81 and "Liquidity and capital resources—Note payable to Forest" on page 82, we have entered into a stand-alone credit facility that will become effective upon the closing of this offering and will replace the existing CFOL bank credit facility at such time. We expect to use borrowings under the stand-alone credit facility along with a portion of the net proceeds from this offering to repay all outstanding amounts owed to Forest.

(2)   Amounts due to Forest includes (i) $284 million due on demand or, failing such demand, in November 2014 under our note payable to Forest, (ii) $22 million of accrued interest on the note payable that is due at the same time as the principal amount, and (iii) $17 million in advances from Forest (and related accrued interest) that are due in the second month following the month in which the related transaction occurred or, for those advances related to equity compensation, are due immediately upon notice of an equity award settlement or exercise. See Note 4 and Note 10 to the consolidated financial statements of CFOL included elsewhere in this prospectus for more information regarding our note payable to Forest and advances from Forest, respectively.

(3)   Operating leases consist of leases for office facilities and equipment and vehicles. In April 2011, we entered into a sale leaseback transaction where we sold compressors for CDN$7.7 million and simultaneously entered into a lease that provides for annual lease payments of approximately CDN$1.5 million for five years.

(4)   Unconditional purchase obligations consist of firm transportation commitments.

(5)   Other liabilities are comprised of postretirement benefit obligations and asset retirement obligations, for which neither the timing nor the amount of ultimate settlement can be precisely determined in advance. See "—Critical accounting policies, estimates, judgments, and assumptions" below for a more detailed discussion of the nature of the accounting estimates involved in estimating asset retirement obligations.

Off-balance sheet arrangements

From time to time, we enter into off-balance sheet arrangements and other transactions that can give rise to off-balance sheet obligations. As of March 31, 2011, the off-balance sheet arrangements and other transactions that we have entered into include (1) operating lease agreements, (2) drilling commitments, (3) firm transportation commitments, and (4) other contractual obligations for which we have recorded estimated liabilities on the balance sheet, but the ultimate settlement amounts are not fixed and determinable, such as asset retirement obligations and postretirement benefit obligations. We do not believe that any of these arrangements are reasonably likely to materially affect our liquidity or availability of, or requirements for, capital resources.

Critical accounting policies, estimates, judgments, and assumptions

Full cost method of accounting

The accounting for our business is subject to special accounting rules that are unique to the oil and gas industry. There are two allowable methods of accounting for oil and gas business activities: the full cost method and the successful efforts method. The differences between the two methods can lead to significant variances in the amounts reported in financial statements. We have elected to follow the full cost method, which is described below.

Since we operate in one country, under the full cost method, we maintain one cost center. All costs incurred in the acquisition, exploration, and development of properties (including costs of surrendered and abandoned leaseholds, dry holes, and overhead related to exploration and development activities) are capitalized to this cost center. The fair value of estimated future costs of site restoration, dismantlement, and abandonment activities is capitalized, and a corresponding asset retirement obligation liability is recorded.

Costs capitalized to the full cost center are depleted using the units-of-production method, based on conversion to common units of measure, using one barrel of oil as an equivalent to six thousand cubic feet of natural gas. Changes in estimates of reserves or future development costs are accounted for in the current quarter and prospectively in the depletion calculations. We have historically updated our quarterly depletion calculations with our quarter-end reserve estimates. Based on this accounting policy, our December 31, 2010 reserve estimates were used for our fourth quarter 2010 depletion calculation. These reserve estimates were calculated in accordance with the SEC's "Modernization of Oil and Gas Reporting" rule, which was first effective for 2009 year-end reporting. See "Business—Reserves" on page 107 and Note 13 to the consolidated financial statements of CFOL included elsewhere in this prospectus for a more complete discussion of this rule and our estimated proved reserves as of December 31, 2010.

Companies that use the full cost method of accounting for oil and gas exploration and development activities are required to perform a ceiling test each quarter for each cost center. The full cost ceiling test is a limitation on capitalized costs prescribed by SEC Regulation S-X Rule 4-10. The ceiling test is not a fair value-based measurement. Rather, it is a standardized mathematical calculation. The test determines a limit, or ceiling, on the book value of oil and gas properties. That limit is basically the after tax present value of the future net cash flows from proved oil and gas reserves. This ceiling is compared to the net book value of the oil and gas properties, reduced by any related net deferred income tax liability. If the net book value reduced by the related deferred income taxes exceeds the ceiling, an impairment or non-cash write-down is required. We recorded a $199 million non-cash ceiling test write-down in the first quarter of 2009 based on the March 31, 2009 spot prices for natural gas and oil of $3.63 per MMBtu and $49.66 per barrel, respectively. We did not incur a ceiling test write-down from March 31, 2009 through March 31, 2011. Our ceiling test calculations are based on the twelve-month average natural gas and oil prices since December 31, 2009.

In areas where the existence of proved reserves has not yet been determined, leasehold costs, seismic costs, and other costs incurred during the exploration phase remain capitalized as unproved property costs until proved reserves have been established or until exploration activities cease. Investments in unproved properties are not depleted, pending the determination of the existence of proved reserves. If exploration activities result in the establishment of proved reserves, amounts are reclassified as proved properties and become subject to depreciation, depletion, and amortization, and the application of the ceiling limitation. Unproved properties are assessed periodically to ascertain whether impairment has occurred. Unproved properties whose costs are individually significant are assessed individually by considering the primary lease terms of the properties, the holding period of the properties, and geographic and geologic data obtained relating to the properties. Where it is not practicable to individually assess properties whose costs are not individually significant, such properties are grouped for purposes of assessing impairment. The amount of impairment assessed is added to the costs to be amortized in the full cost pool.

Under the alternative successful efforts method of accounting, surrendered, abandoned, and impaired leases, delay lease rentals, exploratory dry holes, and overhead costs are expensed as incurred. Capitalized costs are depleted on a property-by-property basis. Impairments are also assessed on a property-by-property basis and are charged to expense when assessed.

The full cost method is used to account for our oil and gas exploration and development activities because we believe it appropriately reports the costs of our exploration programs as part of an overall investment in discovering and developing proved reserves.

Goodwill

Goodwill is tested for impairment on an annual basis in the second quarter of the year. In addition, we test goodwill for impairment if events or circumstances change between annual tests, indicating a possible impairment.

In the first step of testing for goodwill impairment, we estimate the fair value of the reporting unit and compare the fair value with the carrying value of the reporting unit. If the carrying value of the reporting unit is positive and less than the fair value of the reporting unit, then no impairment results. If the carrying value of the reporting unit is zero, negative, or greater than the fair value of the reporting unit, then we would perform a second step and determine the fair value of the goodwill. In this second step, the fair value of goodwill is determined by deducting the fair value of the reporting unit's identifiable assets and liabilities from the fair value of the reporting unit as a whole, as if that reporting unit had just been acquired and the purchase price were being initially allocated. If the fair value of the goodwill is less than its carrying value for a reporting unit, an impairment charge would be recorded to earnings in our consolidated statement of operations.

To determine the fair value of the reporting unit, we use a discounted cash flow model to value our total estimated reserves, which include proved, probable, and possible reserves. This approach relies on significant judgments about the quantity of reserves, the timing of the expected production, the pricing that will be in effect at the time of production, and the appropriate discount rates to be used. Our discount rate assumptions are based on an assessment of our weighted average cost of capital.

We did not record an impairment charge as a result of our goodwill impairment tests that we performed in 2007 through the second quarter of 2010, and no events or circumstances have occurred since then that have indicated a possible impairment, requiring an updated test. Based on the test we performed in the second quarter of 2010, our reporting unit is not reasonably likely to fail the first step in a future goodwill impairment test. However, due to the significant judgments that go into the test, as discussed above, there can be no assurance that our goodwill will not be impaired at any time in the future.

Oil and gas reserve estimates

Our estimates of proved reserves are based on the quantities of oil and gas that geoscience and engineering data demonstrate, with reasonable certainty, to be economically producible from a given date forward from known reservoirs under existing economic conditions, operating methods, and government regulations, prior to the time at which contracts providing the right to operate expire. The accuracy of any reserve estimate is a function of the quality of available data, engineering and geological interpretation, and judgment. For example, we must estimate the amount and timing of future operating costs, production and property taxes, development costs, and workover costs, all of which may in fact vary considerably from actual results. In addition, as prices and cost levels change from year to year, the estimate of proved reserves may also change. Any significant variance in these assumptions could materially affect the estimated quantity and value of our reserves. Despite the inherent uncertainty in these engineering estimates, our reserves are used throughout our financial statements. For example, since we use the units-of-production method to amortize our oil and gas properties, the quantity of reserves could significantly impact our DD&A expense. Our oil and gas properties are also subject to a "ceiling test" limitation, based in part on the quantity of our proved reserves. Finally, these reserves are the basis for our supplemental oil and gas disclosures included in Note 13 to CFOL's consolidated financial statements contained elsewhere in this prospectus.

See "Business—Reserves" on page 107 and "Risk factors—Risks relating to our business—Our proved reserves are estimates and depend on many assumptions. Any material inaccuracies in these assumptions could cause the quantity and value of our oil and natural gas reserves, and our revenue, profitability, and cash flow, to be materially different from our estimates" on page 25.

Asset retirement obligations

We have obligations to remove tangible equipment and restore locations at the end of the oil and gas production operations. Estimating the future restoration and removal costs, or asset retirement obligations, is difficult and requires management to make estimates and judgments, because most of the obligations are many years in the future, and contracts and regulations often have vague descriptions of what constitutes removal. Asset removal technologies and costs are constantly changing, as are regulatory, political, environmental, safety, and public relations considerations.

Inherent in the calculation of the present value of our asset retirement obligations, or ARO, are numerous assumptions and judgments, including the ultimate settlement amounts, inflation factors, credit adjusted discount rates, timing of settlement, and changes in the legal, regulatory, environmental, and political environments. To the extent future revisions to these assumptions impact the present value of the existing ARO liability, a corresponding adjustment is made to the oil and gas property balance. Increases in the discounted ARO liability resulting from the passage of time are reflected as accretion expense in our consolidated statements of operations.

Reconciliation of non-GAAP measure

Adjusted EBITDA

In addition to reporting net earnings as defined under GAAP, we also present earnings before interest, income taxes, depreciation, depletion, and amortization, or Adjusted EBITDA, which is a non-GAAP performance measure. Adjusted EBITDA consists of net earnings (loss) before interest expense, income taxes, depreciation, depletion, and amortization, as well as other non-cash operating items such as ceiling test write-downs of oil and gas properties, foreign currency exchange (gains) losses, and accretion of asset retirement obligations. Adjusted EBITDA does not represent, and should not be considered an alternative to, GAAP measurements, such as net earnings (loss) (its most comparable GAAP financial measure), and our calculations thereof may not be comparable to similarly-titled measures reported by other companies. By eliminating interest, income taxes, depreciation, depletion, amortization, and other non-cash items from earnings, we believe the result is a useful measure across time in evaluating our fundamental core operating performance. Our management also uses Adjusted EBITDA to manage our business, including the preparation of our annual operating budget and financial projections. We believe that Adjusted EBITDA is also useful to investors because similar measures are frequently used by securities analysts, investors, and other interested parties in their evaluation of companies in similar industries. As indicated, Adjusted EBITDA does not include interest expense on borrowed money or depletion, depreciation, and amortization expense on capital assets or the payment of income taxes, which are necessary elements of our operations. Because Adjusted EBITDA does not account for these and other expenses, its utility as a measure of our operating performance has material limitations. Because of these limitations, our management does not view Adjusted EBITDA in isolation and also uses other measurements, such as net earnings and revenues, to measure operating performance. The following table provides a reconciliation of net earnings (loss), the most directly comparable GAAP measure, to Adjusted EBITDA for the periods presented.

	Three months ended March 31,		Year ended December 31,
(in thousands)	2011	2010	2010	2009	2008

Net earnings (loss)	$6,545	$15,013	$33,738	$(138,928)	$49,078
Income tax expense (benefit)	1,985	3,989	7,830	(49,293)	23,592
Foreign currency exchange (gains) losses, net	(7,820)	(6,650)	(14,560)	(18,062)	20,440
Interest expense	1,380	740	6,956	16,157	14,364
Accretion of asset retirement obligations	275	265	1,036	1,009	1,130
Ceiling test write-down of oil and gas properties	—	—	—	199,021	—
Depreciation, depletion, and amortization	19,019	13,267	63,645	56,464	86,331

Adjusted EBITDA	$21,384	$26,624	$98,645	$66,368	$194,935

Quantitative and qualitative disclosures about market risk

We are exposed to market risk, including the effects of adverse changes in commodity prices, interest rates, and foreign currency exchange rates as discussed below.

Commodity price risk

We produce and sell natural gas, crude oil, and NGLs. As a result, our financial results are affected when prices for these commodities fluctuate. Such effects can be significant. In order to reduce the impact of fluctuations in commodity prices on a consolidated basis, we intend to make use of an oil, natural gas, and NGL hedging strategy whereby we would enter into commodity swaps, collars, and other derivative financial instruments with third parties. These arrangements, which are typically based on prices available in the financial markets at the time the contracts are entered into, are anticipated to be settled by us in cash and will likely not require physical deliveries of hydrocarbons. As of May 9, 2011 and for the years ended December 31, 2010, 2009, and 2008, we were not a party to any such arrangements. As of May 9, 2011, we had a delivery commitment of approximately 21 Bbtu/d of natural gas, which provides for a price equal to NYMEX Henry Hub less $1.49 to a buyer through October 31, 2014, unless the Henry Hub price exceeds $6.50 per MMBtu, at which point we share the amount of the excess equally with the buyer.

Interest rate risk

The following table presents principal amounts and related interest rates for our obligations under which interest is accrued as of the dates presented.

(in thousands)	March 31, 2011	December 31, 2010

Note payable to Forest:
Balance	$283,885	$250,183
Average variable interest rate for the period	1.8%	3.0%
Intercompany advances payable to Forest:
Balance	$14,139	$13,875
Average variable interest rate for the period	8.25%	8.25%

As of and for the three months ended March 31, 2011 and as of and for the year ended December 31, 2010, the note payable to Forest bore interest at three-month LIBOR plus two times Forest's credit default swap rate, with such interest rate being reset on the first day of the quarter for that quarter. The balance is due upon Forest's demand or, failing such demand, on November 11, 2014. The interest bearing intercompany advances payable to Forest are due no later than the end of the second calendar month following the month in which the related transaction occurred; however, Forest has historically accepted repayment of this balance in the second year following the initial accrual. Interest accrues on this balance at prime plus 5% per annum.

Foreign currency exchange rate risk

Our functional currency is the Canadian dollar, and our reporting currency is the U.S. dollar. Our note payable to, and advances from, Forest are denominated in U.S. dollars. Because of these factors, we are subject to foreign currency exchange rate risk on cash flows related to sales, expenses, financing, and investing transactions. We have not entered into any foreign currency forward contracts or other similar financial instruments to manage this risk.

Business

Overview

We are an independent oil and gas exploration, development, and production company with operations in Canada within the provinces of Alberta, British Columbia, and Quebec and the Northwest Territories. We were incorporated under the laws of the State of Delaware on September 30, 2010, and we are currently a wholly-owned subsidiary of Forest Oil Corporation. Our predecessor, Canadian Forest Oil Ltd., was acquired by Forest in 1996. As of December 31, 2010, we had approximately 376 Bcfe of estimated proved reserves, of which approximately 71% was natural gas and approximately 55% was classified as proved developed, and approximately 181 gross (139 net) proved undeveloped drilling locations. As of March 31, 2011, we had approximately 1.1 million gross (.8 million net) acres of land (approximately 80% of which is undeveloped).

The following table presents summary data for each of our significant properties as of March 31, 2011, unless otherwise indicated.

	Estimated proved reserves (Bcfe)(1)(2)	Estimated proved developed reserves (Bcfe)(1)(2)	Average daily sales volumes (MMcfe/d)(2)(3)		Acreage		Proved undeveloped drilling locations(1)
	Net	Net	Working Interest	Net	Gross	Net	Gross	Net

Narraway/Ojay(4)	132	59	39	36	129,166	91,682	28	16
Wild River	84	65	23	23	25,760	12,853	26	13
Other Deep Basin	22	21	7	7	47,254	24,889	3	1

Total Deep Basin	237	145	69	66	202,180	129,424	57	30
Evi	90	22	7	6	48,000	41,062	107	101
Other light oil	7	7	2	2	5,600	4,450	—	—

Total light oil	97	29	9	8	53,600	45,512	107	101
Utica Shale	—	—	—	—	432,310	273,780	—	—
Liard Basin	—	—	—	—	61,720	60,927	—	—

Total shales	—	—	—	—	494,030	334,707	—	—
Other	42	35	11	10	354,636	279,910	17	8

Total	376	209	89	84	1,104,446	789,553	181	139

(1)   As of December 31, 2010.

(2)   Reserves and sales volumes are presented on a gas-equivalent basis using a conversion of 6 Mcf "equivalent" per barrel of oil or NGL. This conversion is based on energy equivalence and not price equivalence. For 2010, the average of the first day of the month marker gas price was $4.38 per Mcf for NYMEX Henry Hub ($3.93 per MMBtu at AECO), and the average of the first day of the month oil price was $79.81 per barrel. If a price equivalent conversion based on these twelve-month average prices was used, the conversion factor would be approximately 18 Mcf per barrel of oil or NGL rather than 6 Mcf per barrel of oil or NGL.

(3)   Represents average daily working interest and net sales volumes for the three months ended March 31, 2011. "Working interest sales volumes" represents our working interest share of volumes before the impact of royalty burdens. "Net sales volumes" represents our working interest volumes less the amount of volumes attributable to royalty burdens.

(4)   On April 29, 2011, we completed the acquisition of certain gas properties located in the Narraway/Ojay fields. See "—Significant properties—Deep Basin area—Narraway/Ojay fields" on page 95. The amounts in the table do not include these properties.

Our history

During the past five years, we have primarily focused on the development of our Deep Basin and Evi areas, which were acquired in connection with Forest's acquisition of The Wiser Oil Company, or Wiser, in 2004. More recently, in the Deep Basin, we have applied our experience from the Wild River field to the development and expansion of our Narraway/Ojay fields.

From 2004 and through 2010, we have organically added nearly 500 Bcfe of estimated proved reserves, primarily through the development of our fields in the Deep Basin and our Evi area. Beginning in 2009, we applied multi-zone slick-water fracture completion technology to our Narraway/Ojay fields that yielded improved results. As a result, we undertook a significant leasing campaign in the Narraway/Ojay area, which increased our acreage position from approximately 21,000 net acres at December 31, 2008, to approximately 92,000 net acres at March 31, 2011. During the same period, we drilled, completed, and commenced production on a total of 20 vertical wells that achieved 24-hour average initial gross production rates of 11 MMcfe per day with 30-day average gross production rates of 6 MMcfe per day. One well in the field, placed on production in April 2009, tested as high as 32 MMcfe/d (gross) and has produced over 8.6 Bcfe (gross) as of March 31, 2011.

We also increased our oil drilling activity in our Evi area in 2009, accelerating our horizontal drilling program that began in 2006. Through December 31, 2010, we have drilled, completed, and commenced production on 25 gross horizontal oil wells that achieved average maximum recorded initial production rates ("MRIP") of 190 Bbls per day (on a gross basis) with 30-day average gross production rates of 123 Bbls per day. The average cost of these 25 horizontal wells was $2.6 million. Due to the success of our initial horizontal wells, we undertook a significant leasing campaign in the Evi area, which increased our net acreage position from approximately 11,000 net acres at December 31, 2004 to approximately 41,000 net acres at March 31, 2011. During the first quarter of 2011, we resumed operations in the Evi area with a three-rig development program, drilling a total of 17 short horizontal wells, utilizing new pad drilling techniques, and increasing the number of fracture stimulation stages from an average of six to ten stages. Our working interest in all 17 of these wells is 100%. As of March 31, 2011, these wells were in various stages of completion. For the seven of these new wells that appear to have completed flow-back of fracture stimulation fluids, the average MRIP was approximately 300 Bbls per day on a working interest basis (approximately 285 Bbls per day on a net basis). We expect to have 11 of the 17 wells drilled during the first quarter on production by mid-May of 2011. The remaining six wells are expected to be completed after the conclusion of spring break-up, during which field operations are suspended while the spring thaw occurs and roads dry sufficiently to allow resumed operations.

Through our leasing efforts in Quebec, which began in 2007, we have acquired approximately 274,000 net acres in the Utica Shale play. To date, we have participated in the drilling of ten exploration wells and acquired approximately 112 miles of two-dimensional seismic data. We intend to continue to evaluate our acreage for future development while working with the Quebec Oil & Gas Association and provincial government agencies.

In addition to our large shale gas position in Quebec, we have approximately 61,000 contiguous net acres in the Northwest Territories in the Muskwa shale gas play within the Liard Basin, which is located adjacent to the Horn River Basin.

As we have expanded into new plays, we also have divested assets that did not meet our development growth strategy. Starting in the fourth quarter of 2009 and through December 31, 2010, we divested approximately $142 million of certain non-core or non-operated oil and gas properties, primarily in December 2009 and April 2010, that, at the time the divestitures occurred, had a combined net production rate of 16 MMcfe/d.

From the first quarter of 2009 to the first quarter of 2011, we achieved company-wide annualized organic production growth, pro forma for divestitures, of approximately 22%, and we intend to build on that growth going forward.

Significant properties

We have a well-balanced portfolio of oil and gas properties, consisting of low-risk natural gas and premium-priced light oil resource plays, as well as significant undeveloped potential associated with two shale gas plays. Our primary area of focus is in the Western Canadian Sedimentary Basin, which includes our Narraway/Ojay and Wild River fields in the Deep Basin and our Evi area in the Peace River Arch. Our principal area of natural gas development is in the Deep Basin, which runs along the Canadian Foothills in Alberta and British Columbia, where we target stacked pay intervals. We believe that the stacked pay intervals in our Narraway/Ojay and Wild River fields represent low-risk, repeatable development opportunities. Our primary oil development resource play, the Evi area, is located in northern Alberta in the Peace River Arch, where we are targeting lower permeability oil-bearing carbonates in the Slave Point formation. Finally, the Utica Shale in Quebec and the Liard Basin in the southwest portion of the Northwest Territories are shale gas prospects that we believe have significant development potential. Each of these areas is discussed in more detail below.

Deep Basin area

As of March 31, 2011, we had approximately 129,000 net acres in the Deep Basin. We own approximately 2,000 square miles of three-dimensional seismic data and approximately 7,000 miles of two-dimensional seismic data in the Deep Basin area. Our development of these assets is primarily focused on our Narraway/Ojay and Wild River fields. Geologically, these fields have a minimum of ten different stacked producing intervals, with the Nikanassin being the anchor formation in our Narraway/Ojay fields and the Cadomin being the anchor formation in our Wild River field. Although many of these intervals have not been exploited horizontally, we believe that horizontal drilling and slick-water fracture stimulation, while more expensive than vertical wells, will result in better initial production rates and recoveries than vertical wells.

The following map sets forth our acreage in the Deep Basin area as of March 31, 2011.

Narraway/Ojay fields

As of March 31, 2011, we had approximately 92,000 net acres in the Narraway/Ojay fields, located in Alberta and British Columbia. This acreage position establishes us as one of the top acreage holders in the area. Following positive drilling results in the Narraway/Ojay fields during 2009, we increased our acreage position from approximately 21,000 net acres at December 31, 2008 to approximately 92,000 net acres at March 31, 2011 through significant leasehold acquisitions. As of March 31, 2011, our acreage position in the Narraway field consists of 139 gross sections (125 net) on which we have 27 gross productive wells (16 net). As of December 31, 2010, we had 25 gross proved undeveloped drilling locations (14 net). Regulatory spacing in the Narraway field currently provides for four wells per section. Our acreage position in the Ojay field as of March 31, 2011, consists of 63 gross sections (18 net) on which we have 9 gross productive wells (4 net). As of December 31, 2010, we had 3 gross proved undeveloped locations (2 net). Regulatory spacing in the Ojay field currently provides for one well per section.

Since implementing slick-water fracture stimulation techniques, we have drilled and completed 20 vertical wells that had average initial gross 24-hour production rates of 11 MMcfe per day with 30-day average gross production rates of 6 MMcfe per day. One well in the field, placed on production in April 2009, tested a gross rate as high as 32 MMcfe/d and has produced over 8.6 Bcfe (gross) as of March 31, 2011. From the fourth quarter of 2008 to the first quarter of 2011, we have increased our net sales volumes from 5 to 36 MMcfe/d, which we believe demonstrates the significant growth potential of the Narraway/Ojay fields. Further, as of March 31, 2011, for wells that have been drilled and completed, we have reduced the average number of days to drill each well in the field by 50% and reduced average drilling costs by 38% since 2008. Our wells in the Narraway/Ojay fields provide multi-zone completion opportunities, with the Nikanassin formation as the anchor zone, and with numerous gas bearing formations in zones above, or uphole of, the anchor zone. These uphole zones can be commingled for production purposes. The Nikanassin is the anchor formation in the fields and we sometimes refer to the Narraway/Ojay fields as part of the Nikanassin Resource Play.

Utilizing zone-specific production data collected from production tests in our vertical wells, we completed drilling and testing of our first horizontal well in the Narraway/Ojay fields in the first quarter of 2011. Due to slower than expected drilling rates and operational time constraints, the first horizontal well was drilled with a shorter lateral length and completed with fewer fracture stages than originally planned. This well had an initial gross 24-hour production rate of 6.4 MMcfe/d. We believe the application of horizontal drilling and multi-stage fracturing technology, while more expensive than vertical wells, will enhance the economic development of the Narraway/Ojay fields as we target specific horizons.

We have 28 gross (16 net) proved undeveloped vertical drilling locations as of December 31, 2010. Our per-location proved undeveloped reserves (based on vertical wellbores) in the Narraway/Ojay fields, at December 31, 2010, ranged from 4.1 Bcfe to 9.5 Bcfe on a 100% working interest basis (2.1 Bcfe and 4.8 Bcfe, respectively, net to our interests). The average of the undiscounted future development costs and operating costs associated with our proved undeveloped locations in the Narraway/Ojay fields, as reflected in our proved reserve estimates at December 31, 2010 and on a 100% working interest basis, are $8.3 million and $0.98 per Mcfe, respectively. For the remainder of 2011, we plan to run a one-rig drilling program in the Narraway/Ojay fields, investing approximately $92 million to drill approximately 8 wells. In addition to the drilling locations tied to our proved undeveloped reserves, we have identified other drilling locations in the Narraway/Ojay fields. Based on current economic conditions and our existing geoscientific and engineering understanding, we believe that 35 of such other locations (net) could be drilled during the five-year period starting on January 1, 2011.

On April 29, 2011, we completed the acquisition of certain natural gas properties located in the Narraway/Ojay fields for approximately CDN$75 million using funds advanced to us by Forest under our promissory note payable to Forest. The purchase price is subject to adjustment based on an adjustment date of April 1, 2011. We estimate that the proved reserves (unaudited) associated with these properties were approximately 64 Bcfe as of December 31, 2010, of which approximately 67% were classified as proved developed. The acquisition increased our working interests in certain properties already owned and operated by CFOL in the Narraway field from approximately 50% to 100% and provided us with additional capacity in gathering systems and a gas plant in the Narraway field. In addition, the acquisition increased our acreage position by approximately 85,100 gross (35,700 net) acres, of which we expect approximately 69,100 gross (29,200 net) acres to be retained through exploitation.

The following map outlines our operations in our Narraway/Ojay fields as of March 31, 2011.

Wild River field

We have approximately 13,000 net acres in the Wild River field, located in the southeast portion of the Deep Basin. We acquired our position in 2004 as part of Forest's acquisition of Wiser. As of March 31, 2011, our acreage position in the Wild River field consists of 40 gross sections (20 net) on which we have 156 gross productive wells (92 net). As of December 31, 2010, we had 26 gross proved undeveloped drilling locations (13 net). Regulatory spacing in the Wild River field currently provides for eight wells per section.

We have drilled 143 wells in the Wild River field since our acquisition in 2004 and increased our net sales volumes from 7 MMcfe/d to 23 MMcfe/d in the first quarter of 2011. During this same period, we also reduced the average number of days to drill each well by approximately 30%. We have targeted multiple-zone intervals, with the Cadomin formation as the anchor zone. The stacked pay in our Wild River field has provided drilling opportunities that have been vertically developed; however, we believe the application of horizontal drilling and multi-stage fracturing technology, while more expensive than vertical wells, will further enhance the economic development of this field. Industry activity in the area has demonstrated horizontal success targeting the uphole, liquids-rich Cardium interval, and we believe our acreage is also prospective for this interval.

The following map outlines our operations in our Wild River field as of March 31, 2011.

Evi area

We have approximately 41,000 net acres in and near the Evi field, located in the Peace River Arch. This position offers us a significant development opportunity for premium-priced light oil. We acquired our initial acreage position in the Evi field in 2004 as part of Forest's acquisition of Wiser, and we have acquired approximately 30,000 net acres through Crown leasing as of March 31, 2011 to add to this position. As of March 31, 2011, our acreage position in the Evi area consists of 75 gross sections (64 net) on which we have 74 gross productive wells (55 net)

in the Slave Point formation, of which 25 are horizontal wells. As of December 31, 2010, we had 107 gross proved undeveloped drilling locations (101 net). Initially, we plan to drill six horizontal wells per section, although regulatory spacing in the Evi field for the Slave Point formation currently provides for eight wells per section.

Through December 31, 2010, we drilled, completed, and commenced production on 25 gross horizontal wells in the Evi field that achieved average MRIP rates of 190 Bbls per day (on a gross basis) with 30-day average gross production rates of 123 Bbls per day. Our historical costs to drill and complete these 25 horizontal wells have ranged from $2.0 million to $4.5 million per well. Since 2008, for wells that have been drilled, completed, and commenced production on as of March 31, 2011, we have reduced the average number of days to drill each well by 47% and reduced our average drilling costs by 27%. This horizontal program was primarily focused in 2010, with the completion of 17 wells during the period from January to April, which resulted in an increase in our average daily net sales volumes from approximately 700 Bbls per day in January to approximately 2,100 Bbls per day in May 2010.

During the first quarter of 2011, we resumed operations in the Evi area with a three-rig development program, drilling a total of 17 short horizontal wells, utilizing new pad drilling techniques, and increasing the number of fracture stimulation stages from an average of six to ten stages. Our working interest in all 17 of these wells is 100%. As of March 31, 2011, these wells were in various stages of completion. For the seven of these new wells that appear to have completed flow-back of fracture stimulation fluids, the average MRIP was approximately 300 Bbls per day on a working interest basis (approximately 285 Bbls per day on a net basis). We expect to have 11 of the 17 wells drilled during the first quarter on production by mid-May of 2011. The remaining six wells are expected to be completed after the conclusion of spring break-up, during which field operations are suspended while the spring thaw occurs and roads dry sufficiently to allow resumed operations.

We have identified over 107 gross (101 net) proved undeveloped drilling locations as of December 31, 2010. Our per-location proved undeveloped reserves (based on horizontal wellbores) in the Evi field, at December 31, 2010, ranged from 52 MBbls to 187 MBbls on a 100% working interest basis (13 MBbls and 187 MBbls, respectively, net to our interests). The average of the undiscounted future development costs and operating costs associated with our proved undeveloped locations in the Evi field, as reflected in our proved reserve estimates at December 31, 2010 and on a 100% working interest basis, are $2.3 million and $7.21 per Bbl, respectively. We believe that we can ultimately enhance production rates and recoveries in the Evi area through further development drilling and secondary recovery techniques, such as waterflooding. In 2011, we plan to run a three-rig drilling program in the Evi field, investing approximately $106 million to drill approximately 42 wells. In addition to the drilling locations tied to our proved undeveloped reserves, we have identified other drilling locations in the Evi field. Based on current economic conditions and our existing geoscientific and engineering understanding, we believe that 135 of such other locations (net) could be drilled during the five-year period starting on January 1, 2011.

The following map outlines our operations in our Evi area as of March 31, 2011.

Utica Shale

We have approximately 274,000 net acres in Quebec that are prospective for the Utica Shale. Natural gas produced from the Utica Shale in Quebec is in close proximity to major markets in Canada and the northeastern United States, which generally provides for a $0.50 to $1.00 premium in product pricing compared to NYMEX Henry Hub. In addition, the Utica Shale is relatively shallow compared to other shale plays in North America, which provides for an economic advantage relative to the drilling costs associated with developing the resource.

In 2006 and 2007, we took cores from three vertical test wells targeting a section of the upper Utica Shale, or the Upper Utica, and tested two of these wells at a peak rate of 1,000 Mcfe per day. We then drilled three horizontal test wells (each with two thousand foot laterals and four fracture stimulation stages), which had similar initial production test rates. Our historical costs to drill and complete these horizontal wells in the Utica Shale have ranged from $5.8 million to $7.0 million.

We have performed tests on the cores recovered from the first wells drilled and analyzed how the Utica Shale compares and contrasts with other shales that have been commercially developed in North America. Based on this analysis, our drilling target is now focused on the middle section of the Utica Shale, or the Middle Utica, which we believe to be more brittle than the Upper Utica and therefore a better fracturing candidate.

We participated in a vertical well in the area during the fourth quarter of 2010 and took samples to further confirm the rock properties associated with the Middle Utica. Subject to minimal capital commitment, approximately 0.2% of our acreage in the play is under leases with terms that will expire in 2015, approximately 44.0% of our acreage is under leases that will expire in 2016, approximately 15.3% of our acreage is under leases that will expire in 2019, and approximately 40.5% of our acreage is under leases that will expire in 2020. Furthermore, transportation infrastructure is already in place in the Utica Shale, which should lower development expenditures. We believe that these factors, coupled with the area's premium natural gas prices, provide favorable development economics.

On March 8, 2011, the Government of Quebec announced that it would move forward with a strategic environmental assessment of shale gas drilling in the province as recommended by the Bureau d'audiences publiques sur l'environnement, or BAPE, the province's environmental public hearings board, in a report delivered to the Quebec Minister of Sustainable Development, Environment and Parks. The strategic environmental assessment is expected to take 18 to 30 months, during which time, we understand that hydraulic fracturing will only be permitted in Quebec for scientific data gathering purposes. During this period, we will be able to explore and gather scientific data on our undeveloped shale acreage positions. We are currently working with the Quebec Oil and Gas Association to initiate discussions with the province regarding regulatory changes and lease tenure extensions. See "Risk factors—Risks relating to our business—"New laws or regulatory requirements relating to hydraulic fracturing could make it more difficult or costly for us to perform fracturing of producing formations and could have an adverse effect on our ability to produce oil and gas from new wells." on page 29 and "—Environmental regulation" on page 120.

The following map sets forth our acreage in the Utica Shale as of March 31, 2011.

Liard Basin

We have approximately 61,000 net acres in the Liard Basin, located in the Northwest Territories, that are prospective for the Muskwa Shale. This is a newly developing natural gas shale play adjacent to the producing Horn River Basin. We believe that our acreage in the Liard Basin is analogous to the Muskwa Shale in the Horn River Basin. Our acreage is located in close proximity to a pipeline in the Northwest Territories providing for the sale and distribution of any natural gas produced. Subsequent to the completion of this offering, we expect to commence the evaluation of our assets in the Liard Basin in late 2011, with the re-entry of an existing wellbore.

The following map sets forth our acreage in the Liard Basin as of March 31, 2011. In addition, the following map presents the reported initial gross production rate for a significant industry well in the Horn River, a resource play in close proximity to our acreage.

Infrastructure

During 2010, we spent $48 million on the construction of key infrastructure and the purchase of related equipment in the Narraway/Ojay fields. In late November 2010, we completed construction of a natural gas pipeline connecting shut-in wells from our Ojay acreage in British Columbia to sales meters in western Alberta. Our gas gathering system and associated facilities at the Narraway/Ojay fields were expanded in order to alleviate capacity restrictions, improve timely takeaway of our gas, and enable us to proceed with our development plan. We believe that we have installed sufficient capacity to meet our near-term drilling plans for our assets in those fields and accommodate third-party volumes. At the Evi area, we have installed infrastructure that allows us to transport by pipeline the majority of our oil production, which has minimized the cost of trucking and the downtime associated with weather-dependent access to some locations. We intend to install, as needed, additional infrastructure in our core areas, which should allow us to continue to substantially control the pace of development, ensure timely takeaway of our production volumes, and continue our commitment to improving operational efficiencies and cost control.

Our business strategy

Our business strategy is to increase stockholder value by efficiently increasing production, reserves, and cash flow by applying horizontal drilling and new completion technologies to our significant and diversified undeveloped acreage positions. We expect to execute this strategy while managing our debt levels relative to our estimated proved reserves, cash flow from operations, and EBITDA. We endeavor to execute this strategy as follows:

•
Exploit and develop resource plays by applying horizontal drilling and new completion technologies.  We intend to apply the latest exploitation technologies to our resource plays, including horizontal drilling and multi-stage hydraulic fracture stimulation techniques. We believe these technologies, while more expensive than vertical wells, will provide for efficient production and reserve growth from our significant undeveloped acreage positions. Each of our Deep Basin and Evi areas has a large number of remaining drilling locations where delineation drilling has established the existence of a consistent geologic trend, creating what we believe are repeatable development opportunities through horizontal and vertical drilling. For the remainder of 2011, we intend to run a three-rig drilling program in the Evi area, targeting premium-priced light oil and a one-rig drilling program in the Deep Basin, targeting the multi-stacked natural gas intervals in our Narraway/Ojay fields.

•
Enhance returns by focusing on operational control and cost efficiencies.  We plan to develop and execute large-scale, repeatable drilling programs in areas where we have high working interests, concentrated land positions, large drilling inventory, and operational control to reduce costs and achieve economies of scale, thereby attaining higher rates of return on invested capital. Our plan is to further shift our focus from vertical development programs to horizontal drilling in order to improve initial production rates and overall recoveries, thereby enhancing overall program economics.

•
Develop, expand, and rationalize our asset base through leasehold and property acquisitions, divestitures, and exploration.  We intend to pursue leasehold and property acquisitions to enhance existing business operations in our core areas and to gain entrance into new, complementary resource plays with a preference for liquids-rich hydrocarbon prospects. We also plan to pursue a measured exploration drilling program in these areas in order to expand the ultimate scope of commercial development of our asset base. As economic conditions permit, we intend to divest assets that do not fit our primary business strategy, including those without significant development opportunities.

•
Develop large shale positions.  We have significant undeveloped shale acreage positions in the Utica Shale in Quebec and the Liard Basin in the Northwest Territories, which are in the early stages of evaluation and have the potential to contain large-scale gas accumulations. We have achieved early progress in the Utica Shale through the drilling of ten exploration wells and the application of horizontal drilling and multi-stage fracturing technologies, which have demonstrated the potential to improve extraction efficiencies and economics. As part of our long-term business strategy, we plan to further explore each of our shale positions by taking deliberate steps to transition them into large-scale development projects. Subsequent to the completion of this offering, we expect to evaluate our large acreage position in the Liard Basin, commencing in late 2011, with the re-entry of an existing wellbore.

•
Maintain financial flexibility.  We expect to maintain a strong liquidity position to successfully execute our growth strategy through the application of budget controls and prudent financial management. We intend to focus on managing our debt levels relative to our estimated proved reserves, cash flow from operations, and EBITDA. We also plan to support our prospective cash flow and EBITDA through the implementation of a measured commodity hedging program.

Our competitive strengths

We believe we have a number of competitive strengths that will help us to execute our business strategy:

•
Large, contiguous acreage positions, with multi-year, diversified drilling inventory.  Our leasing efforts, which have included early identification and leasehold acquisition of acreage in prospective areas, have enabled us to develop large, contiguous acreage positions. In total, we have accumulated approximately 1.1 million gross (.8 million net) acres in prospective areas, with approximately 80% of the acreage classified as undeveloped as of March 31, 2011. Our acreage positions allow us to be more competitive in our development efforts through the execution of large-scale drilling and multi-stage fracture stimulation programs and the establishment of centralized gas gathering systems and associated facilities. We have a commodity-diverse drilling portfolio with approximately 57 gross (30 net) proved undeveloped drilling locations as of December 31, 2010 in the Deep Basin targeting natural gas and natural gas liquids, or NGLs, and approximately 107 gross (101 net) proved undeveloped drilling locations as of December 31, 2010 in our Evi area targeting premium-priced light oil. In addition, we have significant long-term exploration potential across our acreage in the Utica Shale and the Liard Basin.

•
Multi-stacked intervals in the Deep Basin, which yield low-risk incremental development opportunities.  The Deep Basin has historically been a highly prospective area for the production of natural gas and NGLs. The Deep Basin fields produce from a minimum of ten different intervals, many of which have not been exploited horizontally. With the advancement of drilling and completion technology, many of these intervals now have the potential to be developed with favorable economic results. We believe our interests in over 250 productive wells in the Deep Basin, completed in multiple zones, and our understanding of the geology of the basin, give us a competitive advantage in the development of these unexploited intervals. Our primary focus in the Deep Basin will be in the Narraway/Ojay fields, with the Nikanassin interval being our anchor zone. We believe that the application of horizontal drilling and multi-stage fracturing technologies, while more expensive than vertical wells, will allow us to develop this and other intervals at enhanced economic rates of return.

•
Management and technical team with demonstrated operational and technical skills and experience in horizontal drilling.  Our management and technical team has extensive expertise in the oil and gas industry. We believe that our team is one of our principal competitive strengths, as evidenced by our track record in establishing, developing, and expanding our core assets with profitable rates of return. Our team has successfully implemented horizontal drilling and multi-stage hydraulic fracturing technologies and plans to expand the application of these technologies across our resource plays. Since the completion of our first horizontal well in the Evi area in 2006 and through December 31, 2010, we have drilled, completed, and commenced production on a total of 25 gross horizontal wells, improved production rates and recoveries by increasing the number of fracturing stages, and reduced drilling costs through efficiency gains. Further, key members of the team have gained lasting knowledge and experience through our relationship with Forest. We expect to continue to pursue the application of horizontal drilling and multi-stage fracturing technologies on our resource bases.

•
Operating control over a majority of our properties, with limited near-term lease expiries.  We have high working interests in our properties and currently operate 80% of our production. Further, we expect to operate substantially all of our planned 2011 drilling program. As the designated operator, we believe we can maintain control over capital expenditures, operating costs, and the pace of exploration and development. We also have limited near-term lease expiries. At March 31, 2011, approximately 89% of our net acreage was held by leases whose terms extend beyond the next three years.

•
Focus on operational efficiencies and cost containment.  We have focused and will continue to focus on improving operational efficiencies and controlling costs. From 2008 to 2010, we reduced our lease operating expense per unit by approximately 25%, to $.91 per Mcfe.

•
Strong balance sheet.  Upon the completion of this offering, we anticipate repaying any intercompany amounts due to Forest in full and having an attractive debt level relative to our estimated proved reserves and capitalization. Further, we expect to have a credit facility with sufficient availability that can be utilized to independently fund a multi-year exploration and development strategy associated with our large, multi-year drilling resource bases.

Reserves

The following table summarizes our estimated quantities of proved reserves as of December 31, 2010, based on the NYMEX Henry Hub price of $4.38 per MMBtu and AECO price of $3.93 per MMBtu for natural gas and the NYMEX West Texas Intermediate price of $79.81 per barrel for oil, each of which represents the unweighted arithmetic average of the first-day-of-the-month prices during the twelve-month period prior to December 31, 2010. See "—Preparation of reserve estimates" below, "—Independent audit of reserves" on page 109, and Note 13 to the consolidated financial statements of CFOL included elsewhere in this prospectus for additional information regarding our estimated proved reserves.

	Estimated proved reserves(1)
	Natural gas (MMcf)	Oil and liquids (MBbls)	Total (MMcfe)

Developed	169,292	6,594	208,856
Undeveloped	97,594	11,663	167,572

Total estimated proved reserves	266,886	18,257	376,428

(1)   Estimated proved reserves are based on anticipated sales volumes and do not contain those volumes of gas that we expect to be consumed in operations, flared, or injected.

As of December 31, 2010, we had estimated proved reserves of 376 Bcfe. During 2010, we added 103 Bcfe of estimated proved reserves through extensions and discoveries, which were primarily due to successful drilling results in our Narraway/Ojay fields. These additions were offset by property sales of 14 Bcfe and net negative revisions of 7 Bcfe, which were primarily related to various performance revisions on existing wells, and approximately 2 Bcfe related to proved undeveloped reserves, or PUDs, that had been booked longer than five years. As of December 31, 2010, PUDs were estimated to be 168 Bcfe, or 45% of total estimated proved reserves, compared to 115 Bcfe, or 36% of total estimated proved reserves as of December 31, 2009. The net increase of 53 Bcfe was primarily due to additional reserve bookings in our Narraway/Ojay fields and our Evi area associated with positive drilling results. The additional PUD bookings were primarily from direct offsets to existing wells. During the year ended December 31, 2010, we invested $67 million to convert an estimated 26 Bcfe of our December 31, 2009 PUD reserves to proved developed reserves. We intend to convert the PUD reserves disclosed as of December 31, 2010, to proved developed reserves within five years of when they were initially disclosed as PUDs.

Preparation of reserve estimates

Our reserve estimates as of December 31, 2010 presented herein were made in accordance with the SEC's "Modernization of Oil and Gas Reporting" rules, which were effective for annual reports for fiscal years ending on or after December 31, 2009. The new SEC rules include updated definitions of proved oil and gas reserves, proved undeveloped oil and gas reserves, oil and gas producing activities and other terms used in estimating proved oil and gas reserves. Pursuant to the SEC rules, proved oil and gas reserves as of December 31, 2010, were calculated based on the prices for oil and natural gas during the twelve-month period before the reporting date, determined as unweighted arithmetic averages of the first-day-of-the-month prices for each month within such period, rather than the year-end spot prices, which had been used in years prior to 2009. Undrilled locations can be classified as having PUD reserves if a development plan has been adopted indicating that they are scheduled to be drilled within five years, unless the specific circumstances justify a longer time. The new SEC rules broadened the types of technologies that a company may use to establish reserve estimates and also broadened the definition of oil and gas producing activities to include the extraction of non-traditional resources, including bitumen extracted from oil sands, as well as oil and natural gas extracted from shales.

Uncertainties are inherent in estimating quantities of proved reserves, including many factors beyond our control. Reserve engineering is a subjective process of estimating subsurface accumulations of oil and natural gas that cannot be measured in an exact manner, and the accuracy of any reserve estimate is a function of the quality of available data and its interpretation. As a result, estimates by different engineers often vary, sometimes significantly. In addition, physical factors such as the results of drilling, testing, and production subsequent to the date of an estimate, as well as economic factors such as changes in product prices or development and production expenses, may require revision of such estimates. Accordingly, oil and natural gas quantities ultimately recovered will vary from reserve estimates.

Reserve estimates included in this prospectus were prepared by Forest's and CFOL's internal staff of engineers with significant consultation with internal geologists and geophysicists. The reserve estimates are based on production performance and data acquired remotely or in wells, and are guided by petrophysical, geologic, geophysical, and reservoir engineering models. Access to the database housing reserves information is restricted to select individuals from our engineering department. Moreover, new reserve estimates and significant changes to existing reserves are reviewed and approved by various levels of management, depending on their magnitude. Proved reserve estimates are reviewed and approved by Forest's Senior Vice President, Business Development and Engineering, and audited by independent reserve engineers prior to review by Forest's Audit Committee. See "—Independent audit of reserves" on page 109. In connection with its review, Forest's Audit Committee meets privately with personnel from DeGolyer and MacNaughton, the independent petroleum engineering firm that audits our reserves, to confirm that DeGolyer and MacNaughton has not identified any concerns or issues relating to the audit and maintains independence. In addition, Forest's internal audit department randomly selects a sample of new reserve estimates or changes made to existing reserves and tests to ensure that they were properly documented and approved.

Forest's Senior Vice President, Business Development and Engineering, Glen Mizenko, has over 25 years of experience in oil and gas exploration and production and has served in this position at Forest since May 2007. Prior to that time, Mr. Mizenko held positions of increasing responsibility since joining Forest in early 2001. Prior to joining Forest, Mr. Mizenko held various positions in reservoir engineering, development planning, and operations management with Shell Oil Company, Benton Oil and Gas Company, and British Borneo Oil and Gas PLC. Mr. Mizenko received a Bachelor of Science degree in Petroleum Engineering from the Colorado School of Mines in 1985 and a Masters of Business Administration from the University of Houston in 1993. He is a 26-year member of the Society of Petroleum Engineers.

Upon completion of this offering, we will begin our transition to assuming responsibility for the preparation of our reserve estimates. Our reserve estimates will ultimately be prepared by our internal staff of engineers with significant consultation with internal geologists and geophysicists. The reserve estimates will continue to be based on production performance and data acquired remotely or in wells, and will be guided by petrophysical, geologic, geophysical, and reservoir engineering models. Access to the database housing reserves information will be restricted to select individuals from our engineering department. Moreover, we expect that new reserve estimates and significant changes to existing reserves will be reviewed and approved by various levels of management, depending on their magnitude. Proved reserve estimates will be reviewed and approved by our President and Chief Executive Officer, David M. Anderson, and audited by independent reserve engineers prior to review by our audit and reserves committee. See "—Independent audit of reserves" below. In connection with its review, we expect that our audit and reserves committee will meet privately with personnel from the independent petroleum engineering firm that audit our reserves to confirm that the independent petroleum engineering firm has not identified any concerns or issues relating to the audit and maintains independence. Prior to the spin-off, we expect that Forest will continue to remain involved in the preparation and oversight of our reserve estimates.

David M. Anderson has 18 years of experience in oil and gas exploration and production and has served as our President since August 2008. During his 18 years of experience, both with CFOL and other exploration and production companies, Mr. Anderson has held various positions of responsibility in reservoir and production engineering, operations, and development planning. He has worked in Canada, the United States, and North Africa, both onshore and offshore. Mr. Anderson received a Bachelor of Science degree in Petroleum Engineering from the University of Alberta in 1992. He is a certified Professional Engineer and a member of the Association of Professional Engineers, Geologists and Geophysicists of Alberta.

Independent audit of reserves

Forest has engaged in the past, and we intend to engage in the future, independent reserve engineers to audit a substantial portion of our reserves. Forest's audit procedures require the independent engineers to prepare their own estimates of proved reserves for fields comprising at least 80% of the aggregate net present value of our year-end proved reserves, discounted at 10% per annum, or NPV. The fields selected for audit also must comprise at least 80% of our fields based on the discounted present value of such fields and a minimum of 80% of the NPV added during the year through discoveries, extensions, and acquisitions. The procedures prohibit exclusions of any fields, or any part of a field, that comprises part of the top 80%. The independent reserve engineers compare their estimates to those prepared by Forest's internal staff of engineers. Forest's audit guidelines require its internal estimates, which are used for financial reporting purposes, to be within ten percent of the independent reserve engineers' quantity estimates in each country in which proved reserves are recorded. The independent reserve audit is conducted based on the definition of reserves and cost and price parameters specified by the SEC.

For the years ended December 31, 2010, 2009, and 2008, we engaged DeGolyer and MacNaughton, an independent petroleum engineering firm, to perform reserve audit services. For the year ended December 31, 2010, DeGolyer and MacNaughton independently audited estimates relating to properties in our Narraway/Ojay, Wild River, and Evi fields constituting approximately 81% of our reserves as of December 31, 2010. In the aggregate, Forest's and CFOL's estimates of total proved reserves for the fields audited were within ten percent of DeGolyer and MacNaughton's aggregate estimate of proved reserves. When compared on a field-by-field basis, Forest's and CFOL's estimates of proved reserves in our Narraway, Wild River, and Evi fields were greater than the estimates prepared by DeGolyer and MacNaughton, and Forest's and CFOL's estimates of proved reserves in our Ojay field were less than the estimates prepared by DeGolyer and MacNaughton. In the aggregate, Forest's and CFOL's estimates of total proved reserves for the fields audited were 9.2 percent greater than the estimates prepared by DeGolyer and MacNaughton when compared on a net gas equivalent basis. In its audit report, DeGolyer and MacNaughton stated that in its opinion the net proved reserves estimates prepared by Forest on the properties reviewed by DeGolyer and MacNaughton were reasonable. The lead technical person at DeGolyer and MacNaughton primarily responsible for overseeing the audit of our reserves is a Registered Professional Engineer in the State of Texas, is a member of the International Society of Petroleum Engineers and the American Association of Petroleum Geologists, and has in excess of 35 years of experience in oil and gas reservoir studies and reserves evaluations.

Drilling activities

The following table summarizes the number of wells drilled during the three months ended March 31, 2011 and the years ended December 31, 2010, 2009, and 2008, excluding any wells drilled under farmout agreements, royalty interest ownership, or any other wells in which we do not have a working interest. As of March 31, 2011, we had three gross (two net) wells in progress. As of December 31, 2010, we had two gross (one net) wells in progress. Our year-to-date 2011 drilling program has achieved a 100% success rate and our 2010 drilling program achieved a 100% success rate due to the multiple number of reservoirs our wells penetrated during drilling in these particular fields.

			Year ended December 31,
	Three months ended March 31, 2011
			2010		2009		2008
	Gross	Net	Gross	Net	Gross	Net	Gross	Net

Development wells, completed as:
Productive	16	16	39	27	7	3	64	39
Non-productive(1)	—	—	—	—	—	—	—	—

Total development wells	16	16	39	27	7	3	64	39

Exploratory wells, completed as:
Productive	3	3	—	—	4	2	10	8
Non-productive(1)	—	—	—	—	—	—	—	—

Total exploratory wells	3	3	—	—	4	2	10	8

(1)   A non-productive well is a well found to be incapable of producing either oil or natural gas in sufficient quantities to justify completion as an oil or natural gas well; also known as a dry well (or dry hole).

Oil and gas wells and acreage

Productive wells

Productive wells consist of producing wells and wells capable of production, including shut-in wells. A well bore with multiple completions is counted as only one well. We owned interests in 261 and 256 gross wells containing multiple completions as of March 31, 2011 and

December 31, 2010, respectively. The following table summarizes our productive wells as of March 31, 2011 and December 31, 2010.

	March 31, 2011		December 31, 2010
	Gross	Net	Gross	Net

Gas	513	342	507	338
Oil	324	265	317	258

Total	837	607	824	596

Acreage

The following table summarizes developed and undeveloped acreage in which we owned a working interest or held an exploration license as of March 31, 2011 and December 31, 2010. Acreage related to royalty, overriding royalty, and other similar interests is excluded from this summary, as well as acreage related to any options held by us to acquire additional leasehold interests. At December 31, 2010, approximately 3%, 9%, and 1% of our net undeveloped acreage was held under leases that will expire in 2011, 2012, and 2013, respectively, if not extended by exploration or production activities.

	March 31, 2011				December 31, 2010
	Developed acreage		Undeveloped acreage		Developed acreage		Undeveloped acreage
Location	Gross	Net	Gross	Net	Gross	Net	Gross	Net

Deep Basin	74,047	37,250	128,133	92,174	72,668	36,233	131,433	94,663
Evi	12,600	8,086	35,400	32,976	11,320	7,126	36,840	33,736
Utica Shale	—	—	432,310	273,780	—	—	432,310	273,780
Liard Basin	—	—	61,720	60,927	—	—	61,720	60,927
Other	134,290	105,081	225,946	179,279	134,276	104,915	226,684	179,544

Total	220,937	150,417	883,509	639,136	218,264	148,274	888,987	642,650

Production, average sales prices, and production costs

The following table reflects our sales volumes, average sales price, and production cost information for the three months ended March 31, 2011 and the years ended December 31, 2010, 2009, and 2008.

		Year ended December 31,
	Three months ended March 31, 2011
		2010	2009	2008

Natural Gas:
Average sales price (per Mcf)	$3.49	$3.71	$3.15	$6.98
Net sales volumes (MMcf)	6,486	22,436	23,248	23,313
Liquids:
Oil and condensate:
Average sales price (per Bbl)	$80.71	$67.51	$51.14	$86.68
Net sales volumes (MBbls)	154	828	626	802
Natural gas liquids:
Average sales price (per Bbl)	$59.40	$51.68	$30.82	$60.71
Net sales volumes (MBbls)	20	134	230	300
Total liquids:
Average sales price (per Bbl)	$78.26	$65.30	$45.68	$79.61
Net sales volumes (MBbls)	174	962	856	1,102
Average sales price (per Mcfe)	$4.82	$5.18	$3.95	$8.37
Total net sales volumes (MMcfe)	7,530	28,208	28,384	29,925
Production costs (per Mcfe):
Lease operating expenses	$1.09	$.91	$.97	$1.21
Transportation and processing costs	.48	.38	.28	.32

Production costs, excluding production and property taxes (per Mcfe)	1.57	1.29	1.25	1.53
Production and property taxes	.08	.09	.10	.12

Total production costs (per Mcfe)	$1.65	$1.38	$1.35	$1.65

The following table sets forth the net sales volumes (MMcfe) attributable to fields that contain 15% or more of our total estimated proved reserves as of March 31, 2011 and December 31, 2010.

		Year ended December 31,
Field	Three months ended March 31, 2011	2010	2009	2008

Narraway/Ojay	3,225	6,997	3,329	1,857
Wild River	2,033	9,792	9,372	12,343
Evi	518	2,920	1,554	1,850

Marketing and delivery commitments

Our natural gas production is generally sold on a month-to-month basis in the spot market, priced in reference to published indices. Our oil production is generally sold under short-term contracts at prices based upon refinery postings and is typically sold at or near the wellhead. Our natural gas liquids production is typically sold under term agreements at gas processing facilities at prices based on the average of posted prices less pipeline tariffs and fractionation fees. We believe that the loss of one or more of our current oil, natural gas, or natural gas liquids purchasers would not have a material adverse effect on our ability to sell our production, because any individual purchaser could be readily replaced by another purchaser, absent a broad market disruption. As of May 9, 2011, we have a delivery commitment of approximately 21 Bbtu/d of natural gas, which provides for a price equal to NYMEX Henry Hub less $1.49 to a buyer through October 31, 2014, unless the Henry Hub price exceeds $6.50 per MMBtu, at which point we share the amount of the excess equally with the buyer. Approximately 90% of our current natural gas production, or approximately 60 MMcfe/d, in Alberta and British Columbia is available to be used as source gas for this delivery commitment. Based on our estimated proved reserves as of December 31, 2010, approximately 72 MMcfe/d, 64 MMcfe/d, and 74 MMcfe/d will be available as source gas from these fields in 2011, 2012, and 2013, respectively.

Competition

We encounter competition in all aspects of our business, including acquisition of properties and oil and gas leases, marketing oil, natural gas, and NGLs, obtaining services and labor, and securing drilling rigs and other equipment necessary for drilling and completing wells. Our ability to increase reserves in the future will depend on our ability to generate successful prospects on our existing properties, execute on major development drilling programs, and acquire additional leases and prospects for future development and exploration. A large number of the companies that we compete with have substantially larger staffs and greater financial and operational resources than we have. Because of the nature of our oil and gas assets and management's experience in exploiting our reserves and acquiring properties, management believes that we effectively compete in our markets. See "Risk factors—Risks relating to our business—Competition within our industry is intense and may have a material adverse effect on our business, financial condition, cash flows, and results of operations" on page 28.

Seasonality

The level of activity in the Canadian oil and gas industry is influenced by seasonal weather patterns. Wet weather and spring thaw may make the ground unstable. Consequently, municipalities and provincial transportation departments enforce road bans that restrict the movement of drilling rigs and other heavy equipment, thereby limiting or temporarily halting our drilling and producing activities and other oil and gas operations. These constraints and the resulting shortages or high costs could delay or temporarily halt our operations and materially increase our operating and capital costs. Such seasonal anomalies can also pose challenges for meeting our well drilling objectives and may increase competition for equipment, supplies, and personnel during the winter months, which could lead to shortages and increase costs or delay or temporarily halt our operations.

Industry regulation

The oil and gas industry in Canada is subject to extensive controls and regulations imposed by various levels of government, and our oil and gas operations are subject to various Canadian federal, provincial, territorial, and local laws and regulations. These laws and regulations may be changed in response to economic or political conditions, and regulate, among other things, land tenure and the exploration, development, production, handling, storage, transportation, and disposal of oil and gas, oil and gas by-products, and other substances and materials produced or used in connection with oil and gas operations. More particularly, matters subject to current governmental regulation and/or pending legislative or regulatory changes include the licensing for drilling of wells, the method and ability to produce wells, surface usage, transportation of production from wells, conservation matters, the discharge or other release into the environment of wastes and other substances in connection with drilling and production activities (including fracture stimulation operations), bonds or other financial responsibility requirements to cover drilling contingencies and well plugging and abandonment costs, reports concerning our operations, the spacing of wells, unitization and pooling of properties, and royalties and taxation. Failure to comply with the laws and regulations in effect from time to time may result in the assessment of administrative, civil, and criminal penalties, the imposition of remedial obligations, and the issuance of injunctions that could delay, limit, or prohibit certain of our operations. We cannot predict the ultimate cost of compliance with these requirements or their effect on our operations.

Federal authorities do not regulate the price of oil and gas in export trade. Legislation exists, however, that regulates the quantities of oil, natural gas, and NGLs which may be removed from the provinces and exported from Canada in certain circumstances. At various times, regulatory agencies have imposed price controls and limitations on oil and natural gas production. In order to conserve supplies of oil and natural gas, these agencies may also restrict the rates of flow of oil and natural gas wells below actual production capacity. Further, a significant spill from one of our facilities could have a material adverse effect on our results of operations, competitive position, or financial condition.

We do not expect that any of these regulatory controls and restrictions will affect us in a manner significantly different from other oil and gas companies of similar size with operations in Canada.

Royalties

General

Each of the provinces and territories in which we operate has legislation and regulations governing royalties, land tenure, production rates and taxes, environmental protection, and other matters under their respective jurisdictions. The royalty regime applicable in the provinces and territories in which we operate is a significant factor in the profitability of our production. Crown royalties are determined by government regulation and are typically calculated as a percentage of the value of production. The value of the production and the rate of royalties payable depend on prescribed reference prices, well productivity, geographical location, and the type of product produced.

Royalties payable on production from privately owned lands are determined by negotiations between us and the landowners. Any such royalties (or royalty-like interests) are carved out of the working interest owner's interest through non-public transactions and are often referred to as overriding royalties, gross overriding royalties, net profit interests, or net carried interests.

Governments sometimes adopt incentive programs to stimulate oil and gas exploration and development activity in their jurisdictions, which may include royalty rate reductions, drilling credits, royalty holidays, or royalty tax credits. Such programs are often of limited duration and target specified types of oil and gas activities.

Alberta

The majority of our current oil and gas production is from properties located in Alberta.

On October 25, 2007, the Government of Alberta released its New Royalty Framework, or NRF, proposals, which included significant changes to Alberta's oil and gas royalty system. The NRF was implemented on January 1, 2009. On March 11, 2010, the Government of Alberta announced further adjustments to the royalty framework, reducing maximum royalty rates and making certain temporary incentive programs permanent effective January 1, 2011, and re-naming the NRF the Alberta Royalty Framework, or ARF.

The NRF established new royalties for conventional oil, natural gas, and bitumen that are linked to price and production levels and apply to both new and existing conventional oil and gas activities and oil sands projects. Under the NRF (now ARF), the royalties payable for conventional oil and natural gas are derived using sliding rate formulae, which incorporate a market price component and a production volume component.

In November 2008, in connection with the implementation and phase-in of the NRF, the Alberta Government announced a five-year program of "transitional" royalty rates providing for lower royalties at certain price points in the initial years of a qualifying well's life. Under the transitional royalty program, companies drilling new natural gas and conventional oil deep wells at depths between 1,000 meters and 3,500 meters (3,281 feet and 11,483 feet) spud after November 19, 2008 had a one-time option, on a well-by-well basis, to elect for the production from such wells to be subject to the transitional royalty rates or those provided for under the NRF. The option for producers to elect for transitional royalties in respect of qualifying deep wells ended on December 31, 2010. Any wells spudded on or after January 1, 2011 are subject to the royalty rates provided for under the ARF. Wells that are subject to transitional royalty rates will automatically revert to ARF rates on January 1, 2014.

Under the ARF, royalty rates for conventional oil currently range from 0% to 40%; and royalty rates for natural gas (methane and ethane) currently range from 5% to 36%. ARF rates for propane and butane are fixed at 30% and for pentane are fixed at 40%. Condensate royalties under the ARF are calculated on a basis similar to royalties for conventional oil and currently range from 0% to 40%.

The Government of Alberta has also introduced a number of royalty reduction and credit incentive programs to encourage oil and gas exploration and development in Alberta, which include the following programs currently in effect:

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The New Well Royalty Rate, or NWRR, creates incentives for new wells that commence production on or after April 1, 2009. Other wells may also qualify for the NWRR depending on the periods for which they were previously shut-in or producing prior to April 1, 2009. Eligible wells under the NWRR are subject to a flat royalty rate of 5% for the first 12 months of production to a maximum of 500 MMcf of natural gas or 50,000 Bbls of oil. The NWRR was originally announced in March 2009 as a temporary measure but was made permanent (subject to the same 12-month time and specified volume limitations) on March 11, 2010.

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The Drilling Royalty Credit applies to new oil, natural gas, and non-project oil sands wells that spud after April 1, 2009 and finish drilling before April 1, 2011 and provides a royalty credit of up to CDN$200 per meter (CDN$61 per foot) drilled, a percentage of which can then be applied to offset the company's total net royalties payable. The percentage available as a credit is calculated according to a government formula based on the company's average production level for a prescribed period. A well need not be successful in order to be eligible for the Drilling Royalty Credit.

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The Deep Oil Exploration Program provides royalty relief of up to CDN$1,000,000 or 12 months of production, whichever comes first, for qualifying deep exploration oil wells with a true vertical depth greater than 2,000 meters (6,562 feet) that spud on or after January 1, 2009. Wells drilled after December 31, 2013 will not qualify for relief under this program and the relief will expire on December 31, 2018.

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The Natural Gas Deep Drilling Program, as revised effective May 1, 2010, provides for a sliding scale production royalty credit for qualifying deep exploration and development gas wells with a true vertical depth greater than 2,000 meters (6,562 feet) that spud on or after May 1, 2010. The production credit is calculated according to the measured (drilled) depth to the bottom of the lowest producing interval of the qualifying wells, and increases at certain trigger depths. The credit ranges from CDN$625 per meter (CDN$191 per foot) to a maximum of CDN$3,000 per meter (CDN$914 per foot) for a qualifying development well and CDN$3,750 per meter (CDN$1,143 per foot) for a qualifying exploration well. A minimum 5% royalty will apply to these gas wells.

On May 27, 2010, the Alberta Government announced a number of additional incentive programs for qualifying wells coming on production after May 1, 2010, as follows:

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the Shale Gas New Well Royalty Rate, which extends the 5% NWRR on qualifying shale gas wells from 12 months to 36 months and removes the 500 MMcf volume limit;

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the Coalbed Methane New Well Royalty Rate, which extends the 5% NWRR on qualifying coalbed methane wells from 12 months to 36 months and increases the 500 MMcf volume limit to 750 MMcf;

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the Horizontal Gas New Well Royalty Rate, which extends the 5% NWRR on qualifying horizontal gas wells from 12 months to 18 months and maintains the 500 MMcf volume limit; and

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the Horizontal Oil New Well Royalty Rate, which extends the 5% NWRR on qualifying horizontal oil wells from 12 months to a minimum of 18 months and increases producing time and volume limits according to the measured depth of the well's qualifying interval to a maximum of 48 months or 100,000 Bbls, respectively.

British Columbia

After Alberta, the remainder of our current oil and gas production is from properties located in British Columbia.

The British Columbia royalty regime for natural gas produced on Crown lands is price-sensitive and determined by a sliding scale formula based on a reference price, which is the greater of the producer price and a prescribed minimum price. The Government of British Columbia determines the producer price by averaging the actual selling prices for gas sales with shared characteristics for each company minus applicable costs. Natural gas in British Columbia is classified as either "conservation gas" or "non-conservation gas." There are three royalty categories applicable to non-conservation gas (not produced in association with oil), which are dependent on the date on which title was acquired from the Crown and the date on which the well was drilled. The royalty rate may also be impacted by the select price, a parameter in the royalty rate formula to account for inflation. The base royalty rate for non-conservation gas ranges from 9% to 15%. A lower base royalty rate of 8% is applied to conservation gas as an incentive to produce gas that might otherwise have been flared. The royalty rate may be reduced for low productivity wells.

The British Columbia royalty regime for oil is dependent on the type and age of the oil and the quantity produced. Oil is classified as "old," "new," or "third tier" depending on the discovery date of the pool from which the oil is produced, and a different formula is used to determine the royalty rate depending on the classification. Royalty rates are further varied depending on production. Lower royalty rates apply to low productivity wells and third tier oil (produced from pools discovered after June 1, 1998) to reflect the increased cost of exploration and extraction.

As with Alberta, the Government of British Columbia has introduced a number of oil and natural gas royalty reduction and credit incentive programs to encourage oil and gas exploration and development in British Columbia. Currently included among these programs are the following:

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A temporary royalty rate of 2% for the first 12 months of production is available for new wells drilled between September 1, 2009 and June 30, 2010 and brought on production before December 31, 2010.

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The Summer Royalty Program provides a royalty credit of 10% of drilling and completion costs to a maximum of CDN$100,000 for qualifying wells spud between April 1 and November 30 of each year.

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The Deep Royalty Program and Deep Re-Entry Royalty Program provide royalty credits for qualifying deep vertical wells with a true vertical depth greater than 2,500 meters (8,202 feet) and horizontal wells with a true vertical depth greater than 1,900 meters (6,234 feet), which spud after August 31, 2009, and for deep re-entry wells with a true vertical depth greater than 2,300 meters (7,546 feet) and a re-entry date after December 31, 2003. The royalty credit is calculated according to the measured (drilled) depth of the qualifying well and associated drilling costs.

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The Deep Discovery Royalty Program provides for a three-year royalty holiday or 283,000,000 m3 (10,000 MMcf) of royalty-free gas production, whichever is the lesser, for qualifying deep discovery wells with a true vertical depth greater than 4,000 meters (13,123 feet) that have finished drilling after November 2003 and whose surface locations are at least 20 kilometres (12.4 miles) away from the surface location of any well in a recognized pool of the same formation.

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The Coalbed Gas Royalty Program provides a royalty reduction for coalbed gas wells with average daily production less than 17,000 m3 (0.6 MMcf/d), as well as a royalty credit for coalbed gas wells equal to CDN$50,000 for wells drilled on Crown land and a tax credit equal to CDN$30,000 for coalbed gas wells drilled on freehold land.

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The Marginal Royalty Program provides a royalty reduction for low productivity natural gas wells with an average monthly production rate of under 25,000 m3 (0.88 MMcf/d) during the first 12 months of production and an average daily production rate of less than 23 m3 (0.80 Mcf/d) for every meter (3.3 feet) of depth to the applicable zone.

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The Ultra-Marginal Royalty Program provides additional royalty breaks for low productivity shallow natural gas wells with a true vertical depth of less than 2,300 meters (7,546 feet) if horizontal or less than 2,500 meters (8,202 feet) if vertical, an average monthly production volume of under 60,000 m3 (2,130 Mcf) during the first 12 months of production, and an average daily production rate of less than 11.5 m3 (0.4 Mcf/d) for development wells or 17 m3 (0.6 Mcf/d) for exploratory wildcat wells, for every 100 meters (328  feet) of depth to the applicable zone.

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The Net Profit Royalty Program targets the development and commercialization of technically complex resources in British Columbia, such as coalbed gas, tight gas, shale gas, enhanced oil recovery, or resources that are remote from existing infrastructure, and provides for a reduction in initial royalty rates while a producer is recovering capital costs in exchange for higher royalty rates once these costs have been recovered. The program allows for the calculation of royalties based on the net profits of a particular project.

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The Infrastructure Royalty Credit Program provides royalty credits for up to 50% of the cost of certain approved road construction or pipeline infrastructure projects. The Government of British Columbia announced that CDN$120 million in royalty credits was allocated to this program for 2010.

Quebec

Although oil and gas exploration and development in Quebec is subject to regulation under various laws and regulations, there is not yet a legislative and regulatory regime in Quebec that is specific to the oil and gas industry. Royalties are currently set pursuant to regulation made under the province's mining laws, which prescribe royalty rates of 5% to 12.5% for crude oil and 10% to 12.5% for natural gas apply, depending on the quantity produced.

The Government of Quebec, which had been expected to introduce new oil and gas legislation sometime in the spring of 2011, has postponed the adoption of new rules for shale gas exploration and development pending completion of the strategic environmental assessment, or SEA, announced on March 8, 2011. See "—Environmental regulation" below. It is unclear whether any portions of the new legislation will be introduced before completion of the SEA, which is currently expected to take 18 to 30 months to complete.

The Government of Quebec also announced on March 17, 2011, a proposal to introduce a new shale gas royalty regime that would come into effect once the SEA has been completed and the legal and regulatory framework has been adapted to its conclusions. The details of this proposal are summarized in "A Fair and Competitive Royalty System for Responsible Shale Gas Production" which was presented as part of the 2011-2012 budget proposal.

The new royalty structure will only come into effect should the Quebec budget be approved by the provincial government. The proposal includes the following measures:

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The new royalty regime proposes a progressive royalty rate, calculated on a per well basis, ranging from 5% to 35% for shale gas. The applicable rate will be determined according to a formula that is based on the price of natural gas (with the price component expected to take into account market price, transportation cost, processing cost and other items, with terms and conditions still to be specified) and the well's productivity (with the production component expected to be based on average daily production volume for a given month).

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The current provincial 15% tax credit for resources will be eliminated with respect to shale gas exploration and replaced by a non-refundable royalty credit for exploration, the exact terms and conditions of which will be announced at a later date but are expected to apply to an individual well and generally provide for a royalty credit of up to 15% of eligible exploration expenses subject to a minimum royalty rate of 5% and an ability to carry forward any unused portion of the credit to a subsequent year for the same well.

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Businesses that have completed wells before introduction of the new system will be able to continue operating under the current royalty regime throughout the production life of those wells, even after the new royalty regime takes effect.

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The government will also introduce a gas development program, the stated objective of which is to encourage exploration by allowing businesses to pay lower royalties in the initial development and commercialization stages of authorized projects in exchange for progressively higher royalties once they have recouped their investments. The program would provide for a minimum royalty of 2% of gross revenue starting at the time that a well is brought into production until eligible investment and operating costs plus interest have been recouped (subject to a maximum of 10 years of rate relief), and increased rates thereafter. After eligible investment and operating costs plus interest have been recouped or 10 years, whichever comes first, royalty rates would increase to the higher of 5% of gross revenue and (1) 15% of net revenue, until the business has achieved a 25% rate of return plus interest on its initial investment, (2) 20% of net revenue, until the business has achieved a 100% rate of return plus interest on its initial investment, and (3) 25% of net revenue after the business has achieved a 100% rate of return plus interest on its initial investment.

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During the transition period leading to introduction of the new royalty system, businesses will have the option of continuing under the current royalty system or participating in the new gas development program. Businesses participating in the SEA will also be allowed to make their wells subject retroactively to the gas development program.

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In addition to royalty-related measures, the government announced that municipalities will be compensated for quantifiable additional costs attributable to shale gas exploration and production and would also receive CDN$100,000 for each shale gas well operated on its territory, to be paid over a 10-year period, in each case to be financed by industry in a manner yet to be determined.

Northwest Territories

Royalties payable on production from Crown land in the Northwest Territories are reserved to the Canadian federal government and are payable once production from project lands has commenced (being the time at which the petroleum products become marketable). Royalties are not payable during the pre-production period when activities such as exploration, testing, and drilling are being conducted.

Crown royalty rates are calculated with reference to whether payout (being the point at which the cumulative adjusted gross revenue from the property exceeds adjusted cumulative costs) has been reached. Prior to payout, royalties are payable on a graduated monthly basis. For the first 18 months of production the royalty rate is 1% of gross revenues, increasing to 2% of gross revenues from the 19th to the 36th month after production has commenced, to 3% of gross revenues from the 37th to the 54th month, to 4% of gross revenues from the 55th to the 72nd month, and to 5% of gross revenues from the 73rd month until payout is achieved. Once payout is achieved, the monthly royalty is fixed at the greater of 30% of net revenue and 5% of the gross revenues of the project.

Land tenure

The majority of oil and natural gas resources located in the provinces of Alberta, British Columbia, and Quebec and in the Northwest Territories are owned by the respective provincial governments and, in the case of the Northwest Territories, the Canadian federal government. Rights are granted to energy companies to explore for and produce oil and natural gas pursuant to leases, licenses, and permits and regulations as legislated by the respective governments. Lease terms vary in length from two years and longer. Other terms and conditions to maintain a mineral lease are set forth in the relevant legislation or are negotiated.

Jurisdictions in Canada, including the provinces of Alberta and British Columbia, have legislation in place for mineral rights reversion to the Crown of both shallow and deep formations that cannot be shown to be capable of production at the end of their primary lease term. Such legislation may also include mechanisms available to energy companies to "continue" lease terms for non-productive lands, having met certain criteria as laid out in the relevant legislation.

Environmental regulation

As an operator of oil and gas properties in Canada, we are subject to stringent federal, provincial, territorial, and local laws and regulations relating to environmental protection, as well as controlling the manner in which various substances, including wastes generated in connection with oil and gas exploration, production, and transportation operations, are released into the environment. Compliance with these laws and regulations can affect the location or size of wells and facilities, prohibit or limit the extent to which exploration and development may be allowed, and require proper closure of wells and restoration of properties when production ceases. Failure to comply with these laws and regulations may result in the assessment of administrative, civil, or criminal penalties, imposition of remedial obligations, incurrence of capital or increased operating costs to comply with governmental standards, and even injunctions that limit or prohibit exploration and production activities or that constrain the disposal of substances generated by oil field operations.

We currently operate or lease, and have in the past operated or leased, a number of properties that for many years have been used for the exploration and production of oil and natural gas. Although we have utilized operating and disposal practices that were standard in the industry at the time, hydrocarbons or other wastes may have been disposed of or released on or under the properties operated or leased by us or on or under other locations where such wastes have been taken for disposal. In addition, many of these properties have been operated by third parties whose treatment and disposal or release of hydrocarbons or other wastes was not under our control. These properties and the wastes disposed thereon may be subject to laws and regulations imposing joint and several, strict liability, without regard to fault or the legality of the original conduct, that could require us to remove previously disposed wastes or remediate property contamination, or to perform well plugging or pit closure or other actions of a remedial nature to prevent future contamination.

We believe that it is reasonably likely that the trend in environmental legislation and regulation will continue toward stricter standards. While we believe that we are in substantial compliance with applicable environmental laws and regulations currently in effect and that continued compliance with existing requirements will not have a material adverse impact on us, we cannot give any assurance with respect to the effect on us of future legislative or regulatory initiatives or changes, or that we will not be adversely affected in the future by new requirements, whether as a result of the direct or indirect costs of compliance or restrictions on the extent to which exploration and development may be allowed. In the province of Quebec, for example, BAPE was requested to review environmental and health and safety issues concerning the development of the shale gas industry in Quebec, including hydraulic fracturing operations, in connection with the government's consideration of a new oil and gas regulatory regime for the province and in anticipation of new oil and gas legislation expected to be introduced by the Government of Quebec later in 2011 or 2012. The BAPE report, released on March 8, 2011, recommends that the province undertake a strategic environmental assessment, or SEA, of shale gas drilling and that development be controlled during the assessment process. In response to the report the Quebec Minister of Sustainable Development, Environment and Parks announced that the work of the BAPE would guide future action by the provincial government and that he would move forward with a SEA through a committee of experts and representatives from government, municipalities and industry. The Minister indicated that hydraulic fracturing will only be authorized when required to advance scientific knowledge for the assessment, and that necessary transitional regulations would be adopted in the short term. A SEA could take 18 to 30 months to complete, during which time further shale gas activities in Quebec, including the use of hydraulic fracturing techniques, may be prohibited or otherwise significantly restricted. The particulars of any such prohibitions or other restrictions, including their duration, transitional provisions, and exceptions, if any, are not yet known. We have established internal guidelines to be followed in order to comply with environmental laws and regulations in the jurisdictions in which we operate. We employ an environmental, health, and safety department whose responsibilities include providing assurance that our operations are carried out in accordance with applicable environmental guidelines and safety precautions. Although we maintain pollution insurance against the costs of cleanup operations, public liability, and physical damage, there is no assurance that such insurance will be adequate to cover all such costs or that such insurance will continue to be available in the future.

Climate change regulation

Federal (Canada)

Canada is a signatory to the United Nations Framework Convention on Climate Change and has ratified the Kyoto Protocol established thereunder to set legally binding targets to reduce nation-wide emissions of carbon dioxide, methane, nitrous oxide, and other GHGs. At the Copenhagen Conference held in December 2009, government leaders and representatives from approximately 170 countries met in Copenhagen, Denmark to negotiate a successor to the Kyoto Protocol, which expires in 2012. The primary result of the Copenhagen Conference was the Copenhagen Accord, which represents a broad political consensus rather than a binding international treaty like the Kyoto Protocol. The Copenhagen Accord reinforces the commitment to reducing GHG emissions contained in the Kyoto Protocol and promises funding to help developing countries mitigate and adapt to climate change. Although Canada has committed under the Copenhagen Accord to reducing its GHG emissions by 17% from 2005 levels by 2020, the Copenhagen Accord does not establish binding GHG emissions reduction targets. The Copenhagen Accord calls for a review of implementation of its stated goals before 2016.

The Canadian federal government previously released the Regulatory Framework for Air Emissions, updated March 10, 2008 by Turning the Corner: Regulatory Framework for Industrial Greenhouse Emissions, collectively, the Regulatory Framework, in respect of regulating GHG emissions and in which it proposed mandatory emissions intensity reduction obligations on a sector-by-sector basis. Regulations to implement the Regulatory Framework had been expected, but the federal government has delayed the release of any such regulations, and potential federal requirements in respect of GHG emissions are unclear. On January 30, 2010, the Canadian federal government announced its new target to reduce overall Canadian GHG emissions by 17% below 2005 levels by 2020, from the previous target of 20% from 2006 levels by 2020, in order to align itself with U.S. policy. In 2009, the Canadian federal government announced its commitment to work with the provincial governments to implement a North America-wide cap and trade system for GHG emissions, in cooperation with the United States. Under the system, Canada would have its own cap-and-trade market for Canadian-specific industrial sectors that could be integrated into a North American market for carbon permits. It is uncertain whether or when either Canadian federal GHG regulations or an integrated North American cap-and-trade system will be implemented, or what obligations might be imposed under any such systems.

Alberta

Alberta introduced the Climate Change and Emissions Management Act, which provides a framework for managing GHG emissions by reducing specified gas emissions, relative to gross domestic product, to an amount that is equal to or less than 50% of 1990 levels by December 31, 2020. The accompanying regulation, the Specified Gas Emitters Regulation, or SGER, effective July 1, 2007, applies to facilities in Alberta that have produced 100,000 or more tons of GHG emissions in 2003 or any subsequent year, and requires reductions in GHG emissions intensity (i.e. the quantity of GHG emissions per unit of production) from emissions intensity baselines that are established in accordance with the SGER. The SGER distinguishes between "established" facilities that completed their first year of commercial operation before January 1, 2000 or have completed eight years of commercial operation, and "new" facilities that have completed their first year of commercial operation on December 31, 2000 or a subsequent year and have completed less than eight years of commercial operation. Generally, the baseline for an established facility reflects the average of emissions intensity in 2003, 2004, and 2005, and for a new facility emissions intensity in the third year of commercial operation. For an established facility, the required reduction in GHG emissions is 12% from its baseline, and such reduction must be maintained over time. For a new facility, the required reduction from its baseline is phased in by annual 2% increments beginning in the fourth year of commercial operation until the annual 12% reduction requirement is reached, and once reached such 12% reduction must be maintained over time.

There are three methods for operators of facilities that are subject to the SGER to comply with the annual emission intensity reduction requirements: improve emissions intensity at the facility; purchase offset credits in the open market, which are generated from Alberta based projects; and/or purchase "fund credits" by paying CDN$15/per ton of carbon dioxide equivalent, or CO2e, to the Alberta Climate Change and Emissions Management Fund run by the Alberta Government. Compliance reports for facilities subject to the SGER are due to Alberta Environment on March 31 annually.

The Specified Gas Reporting Regulation imposes GHG emissions reporting requirements if a company has GHG emissions of 100,000 tons or more from a facility in a year. Alberta Environment has publicly announced its intention to lower this reporting threshold for facilities to 50,000 tons of GHG emissions annually. In addition, Alberta facilities must currently report emissions of industrial air pollutants and comply with obligations in permits and under other environmental regulations. The Province of Alberta announced in January 2008 a new climate change plan setting out a goal of achieving a 14% absolute reduction in GHG emissions below 2005 levels in the province by 2050. The Canadian federal government currently proposes to enter into equivalency agreements with provinces to establish a consistent regulatory regime for GHGs, but the success of any such plan is uncertain, possibly leaving overlapping levels of regulation. The direct and indirect costs of these regulations may adversely affect our operations and financial results.

British Columbia

Pursuant to the Greenhouse Gas Reduction Targets Act, the Province of British Columbia has set a goal of reducing its GHG emissions to 33% below 2007 levels by 2020, with interim targets of 6% below 2007 levels by 2012 and 18% below 2007 levels by 2016. The provincial government is required under that legislation to report every second year on the amount of reductions achieved in the province. In June 2008, British Columbia released its Climate Action Plan, which outlines a number of strategies and initiatives to take British Columbia approximately 73% towards meeting the goal of reducing greenhouse gas emissions by 33% below 2007 levels by 2020. The province has also enacted framework legislation providing for a provincial cap and trade system and has imposed GHG emissions reporting requirements under the Greenhouse Gas Reduction (Cap and Trade) Act and the Reporting Regulation. Additionally, British Columbia has implemented a carbon tax on the purchase or use of fossil fuels within the province, starting at CDN$10/ton of CO2e emissions from the combustion of each fuel commencing on July 1, 2008 and rising by CDN$5 per year to CDN$30/ton in 2012. Requirements that may be imposed in British Columbia may have operational or financial adverse consequences for our business.

Quebec

The Province of Quebec has adopted a 2006 - 2012 Climate Change Action Plan, or the Quebec Climate Plan, which calls for governmental actions to reduce GHG emissions to 6% below 1990 levels in 2012. The Quebec Climate Plan includes fuel oil energy efficiency measures, measures to encourage cleaner energy alternatives and tightened fuel oil sulphur level standards. Quebec proposes to negotiate voluntary agreements with industrial sectors to reduce GHG emissions rather than use regulations. While the Quebec Climate Plan does not contain mandatory and enforceable GHG emission reduction targets, policies that may result from negotiations under it may have operational or financial adverse consequences for our business. Quebec has also enacted a carbon tax on the consumption of fossil fuels in the province and has signed a memorandum of understanding with the Province of Ontario on a possible GHG cap and trade system, though the eventual implementation of such a system is uncertain.

Northwest Territories

In October 1998, the Government of the Northwest Territories adopted an official position on climate change, which it reaffirmed in 2004. The official position commits the Government of Northwest Territories to working with the federal and provincial governments to develop an equitable approach to Canada's international commitment to reduce national emissions to 6% below 1990 levels by the year 2013. The effect of the implementation of this policy on oil and gas operations is not clear and governmental action taken to fulfill it could adversely affect our operations and financial results.

Title to properties

Title to our oil and gas properties may be subject to royalty, overriding royalty, carried, net profits, working, and similar interests customary in the oil and gas industry. Under the terms of our bank credit facility, CFOL will grant the lenders a lien on the majority of our properties. In addition, our properties may also be subject to liens incident to operating agreements, as well as other customary encumbrances, easements, and restrictions, and for current taxes not yet due. Our general practice is to conduct a title examination on material property acquisitions. Prior to the commencement of drilling operations, a title examination and, if necessary, curative work is performed. The methods of title examination that we have adopted are reasonable in the opinion of management and are designed to ensure that production from our properties, if obtained, will be salable for our account.

Employees

As of March 31, 2011, we had 62 employees. None of our employees is currently represented by a union for collective bargaining purposes.

Geographical data

We operate in one industry segment and our oil and gas exploration and production activities are exclusively within Canada.

Offices

Our principal executive office is located in Calgary, Alberta, Canada, and we also lease or own field offices in the areas in which we conduct our operations.

Legal proceedings

Although we may, from time to time, be involved in litigation and claims arising out of our operations in the normal course of business, we are not currently a party to any material legal proceeding. In addition, we are not aware of any material legal or governmental proceedings against us, or contemplated to be brought against us.

Management

Directors and executive officers

Set forth below is certain information regarding persons who are expected to serve as our executive officers and directors upon completion of this offering.

Name	Age	Position

David M. Anderson	41	President, Chief Executive Officer, and Director
Michael N. Kennedy	36	Vice President and Chief Financial Officer
Douglas W. Axani	40	Vice President, Exploration
Gordon W. Howe	36	Vice President, Land & Negotiations
Shona F. Mackenzie	40	Vice President, Engineering & Exploitation
H. Craig Clark	54	Director
Patrick R. McDonald	54	Director
David M. Fitzpatrick	52	Director Nominee
Loyola G. Keough	55	Director Nominee
H. Clayton Peterson	65	Director Nominee

Our directors who are not executive officers

H. Craig Clark.    Mr. Clark was elected as a director of Lone Pine in February 2011. Mr. Clark has served as President and Chief Executive Officer and as a director of Forest since July 2003. He joined Forest in September 2001 and served as President and Chief Operating Officer through July 2003. Mr. Clark was employed by Apache Corporation, an oil and gas exploration and production company, from 1989 to 2001, where he served in various management positions including Executive Vice President—U.S. Operations and Chairman and Chief Executive Officer of Pro Energy, an affiliate of Apache. Mr. Clark is a member of the Forest Executive Committee. Mr. Clark graduated from Texas A&M University with a bachelor of science degree in engineering.

We believe that Mr. Clark is well qualified to serve as a director of Lone Pine for several reasons. Mr. Clark has many years of experience in the oil and gas exploration and production industry, and we believe that such experience is vital in order to quickly identify, understand, and address new trends, challenges, and opportunities that Lone Pine will face. Mr. Clark has also gained knowledge and understanding of corporate governance issues through his years of serving as a public company senior executive and board member. We believe that Mr. Clark's engineering training and his years of experience in and understanding of significant functional areas of oilfield operations, including engineering, exploration, production, and marketing, will make him an excellent resource for Lone Pine's management and its other directors.

Patrick R. McDonald.    Mr. McDonald was elected as a director of Lone Pine in March 2011. Mr. McDonald has been a director of Forest since 2004. Mr. McDonald has served as Chief Executive Officer, President, and Director of Nytis Exploration Company, an oil and gas exploration company, since April 2003. From 1998 to 2003, Mr. McDonald served as President, Chief Executive Officer, and Director of Carbon Energy Corporation, an oil and gas exploration and production company. From 1987 to 1997, Mr. McDonald served as Chief Executive Officer, President, and Director of Interenergy Corporation, a natural gas gathering, processing, and marketing company. Prior to that, he worked as an exploration geologist with Texaco International Exploration Company where he was responsible for oil and gas exploration efforts in the Middle East and Far East. Mr. McDonald is a member of the Forest Audit Committee and serves as Chairman of the Compensation Committee. He is a Certified Petroleum Geologist and is a member of the American Association of Petroleum Geologists. Mr. McDonald received a bachelor's degree in geology and economics from Ohio Wesleyan University and an MBA in finance from New York University.

We believe that Mr. McDonald is well qualified to serve as a director of Lone Pine for several reasons. Mr. McDonald has many years of experience in the oil and gas exploration and production industry, and we believe that such experience is essential in order to quickly identify, understand, and address new trends, challenges, and opportunities that Lone Pine will face. Mr. McDonald has also gained knowledge and understanding of corporate governance issues through his years of serving as a public company senior executive and board member. We believe that Mr. McDonald's geologic training and extensive knowledge and experience with exploration and production companies with operations focused mainly in the United States and Canada will make him an excellent resource for Lone Pine's management and its other directors.

David M. Fitzpatrick.    Mr. Fitzpatrick will be elected as a director prior to the completion of this offering. Mr. Fitzpatrick is an independent businessman and prior thereto, from 1996 to 2007, served as President, CEO and Director of Shiningbank Energy Ltd. (acquired by PrimeWest Energy Trust), an oil and gas company. Mr. Fitzpatrick has served as a director of Compton Petroleum Corporation, an oil and gas exploration and production company, since March 2009 and Twin Butte Energy Ltd., also an oil and gas exploration and production company, since July of 2008, as well as Pinecrest Energy Inc., an oil and gas exploration company, and Eagle Energy Trust since May 2010 and November 2010 respectively. From April 2004 to May 2007, Mr. Fitzpatrick served as director for Strike Petroleum Ltd. From July 2007 to January 2008 he was a director for Prime West Energy, and from January 2008 to June 2010 he served as a director of Enerchem International Inc., a producer and distributor of hydrocarbon drilling and fracturing fluids. Before his directorships, Mr. Fitzpatrick was a principal at Richardson Capital Ltd. from June 2008 to September 2008. He is a member of the Society of Petroleum Engineers, the Association of Professional Engineers, Geologists and Geophysicists of Alberta, and has a Chartered Director designation.

We believe that Mr. Fitzpatrick is well qualified to serve as a director of Lone Pine for several reasons. Mr. Fitzpatrick has many years of experience in the oil and gas exploration and production industry, and we believe that such experience is essential in order to quickly identify, understand, and address new trends, challenges, and opportunities that Lone Pine will face. Mr. Fitzpatrick has also gained knowledge and understanding of corporate governance issues through his years of serving as a public company board member. We believe that Mr. Fitzpatrick's geologic training and extensive knowledge and experience with exploration and production companies with operations focused mainly in Canada will make him an excellent resource for Lone Pine's management and its other directors.

Loyola G. Keough.    Mr. Keough will be elected as a director prior to the completion of this offering. Mr. Keough has served as a partner of Bennett Jones LLP, a Canadian law firm, since 1990, chairs that firm's regulatory department, and represents utility companies, pipelines, project developers, industry associations, gas buyers, producers, and banks. He has particular experience in oil, gas, electricity, liquefied natural gas (LNG), and compressed natural gas (CNG) matters. Mr. Keough has also been a member of the board of directors of WBI Canadian Pipeline, Ltd. and Nytis Exploration Company.

We believe that Mr. Keough is well qualified to serve as a director of Lone Pine for several reasons. As chair of his firm's regulatory department, Mr. Keough has extensive knowledge of Canadian regulatory matters. Mr. Keough has many years of experience advising companies in the oil and gas exploration and production industry, and we believe that such experience is essential in order to quickly identify, understand, and address new trends, challenges, and opportunities that Lone Pine will face. In addition, Mr. Keough has gained knowledge and understanding of corporate governance issues through serving as a board member. We believe that Mr. Keough's regulatory expertise and extensive knowledge and experience with exploration and production companies with operations focused mainly in Canada will make him an excellent resource for Lone Pine's management and its other directors.

H. Clayton Peterson.    Mr. Peterson will be elected as a director prior to the completion of this offering. During his 33-year career with Arthur Andersen LLP, he specialized in audits of oil and gas companies. Most recently, from January 2000 to September 2002, Mr. Peterson was Managing Partner of the Denver office of Arthur Andersen LLP and Regional Managing Partner of the audit practices of Arthur Andersen LLP in Tulsa, Oklahoma City, and Dallas. Since September 2002, Mr. Peterson has been a business consultant, including to the Estate of Kim Magness, from August 2003 to August 2006. He has been a member of the board of directors of RE/MAX International, Inc. since May 2005 and co-chair of its audit committee. He also served as a member of the board of directors of Mariner Energy, Inc. from March 2006 to November 2010, was designated as the financial expert on their board of directors and was Chairman of their audit committee and a member of their executive committee.

We believe that Mr. Peterson is well qualified to serve as a director of Lone Pine for several reasons. Mr. Peterson has held leadership positions with a major accounting firm and has extensive experience with energy company audits and audit committees, and related risk management matters. We believe that Mr. Peterson's many years of experience as an auditor specializing in the oil and gas exploration and production industry is essential in order to quickly identify, understand, and address new trends, challenges, and opportunities that Lone Pine will face. Mr. Peterson has also gained knowledge and understanding of corporate governance issues through his years of serving as a public company board member. We believe that Mr. Peterson's financial background and extensive knowledge and experience with exploration and production companies will make him an excellent resource for Lone Pine's management and its other directors.

Our executive officers

David M. Anderson.    Mr. Anderson was appointed as the President of Lone Pine in November 2010 and as the President and Chief Executive Officer and a director of Lone Pine in December 2010. Mr. Anderson has served as President of CFOL since August 2008. Mr. Anderson previously worked for CFOL from August 1998 until April 2006 as Production Engineer, Project Manager, and Exploitation Manager, and he also completed a special one-year engineering management assignment to Forest's Alaska business unit during that period. From April 2006 until October 2007, Mr. Anderson served as an area manager with Kereco Energy Ltd., and from November 2007 until he returned to CFOL, Mr. Anderson served as a developmental manager with

Verenex Energy, Inc. Mr. Anderson received a Bachelor of Science degree in Petroleum Engineering from the University of Alberta in 1993. He is a certified Professional Engineer and a member of the Association of Professional Engineers, Geologists and Geophysicists of Alberta.

We believe that Mr. Anderson is well qualified to serve as a director of Lone Pine for several reasons. Mr. Anderson has many years of experience in the oil and gas exploration and production industry, and we believe that such experience is vital in order to quickly identify, understand, and address new trends, challenges, and opportunities that Lone Pine will face. Mr. Anderson's engineering training, his extensive experience, and his role serving as President of CFOL since August 2008, which has involved his supervision of CFOL's business, make him well-suited to serve on Lone Pine's board.

Michael N. Kennedy.    Mr. Kennedy was appointed to serve as our Vice President in November 2010 and our Vice President and Chief Financial Officer in April 2011. Mr. Kennedy has served as the Executive Vice President and Chief Financial Officer of Forest since December 2009 and will continue to serve Forest in such role. Mr. Kennedy joined Forest in February 2001. He served as Senior Financial Analyst until April 2003, at which time he became Manager of Investor Relations. Mr. Kennedy served in that role until November 2005 when he became Managing Director of Capital Markets and Treasurer and in April 2008 assumed the role of Vice President—Finance and Treasurer. Prior to joining Forest, Mr. Kennedy worked for Arthur Andersen as a member of its audit and business advisory practice.

Douglas W. Axani.    Mr. Axani was appointed as our Vice President of Exploration in March 2011. Since February 2009, Mr. Axani has served as Exploration Manager (Canadian Business Unit) of CFOL. From April 2008 to October 2008, Mr. Axani worked for Terralliance Technologies Canada Inc., an oil and gas exploration and development company, as Manager of Exploration, where he managed the Canadian operations within the Calgary office. Mr. Axani worked for Kereco Energy Ltd., an oil and gas exploration and development company, from February 2005 to January 2008, where he started as a senior exploration geologist and moved into the position of Manager of Exploration for the Northern Business District. Mr. Axani's responsibilities at Kereco Energy Ltd. included mapping and developing new prospects and selecting well locations to add to corporate production and reserves. Mr. Axani received a Bachelor of Science degree in Geology from the University of Alberta in 1994. He is a Professional Geologist and a member of the Association of Professional Engineers, Geologists and Geophysicists of Alberta.

Gordon W. Howe.    Mr. Howe was appointed as our Vice President of Land and Negotiations in March 2011. Mr. Howe has served as Land Manager of CFOL since January 2010. From August 2005 to December 2009, Mr. Howe was the Land Manager at Iteration Energy Ltd., an oil and gas exploration and development company, where he acted as the Land Lead for Acquisitions, Divestitures, Evaluations and Negotiations. From September 2000 to August 2005, Mr. Howe worked for Penn West Petroleum Ltd., an exploration and production company, holding various positions including Land Manager, Negotiating Landman, and Surface Landman. Mr. Howe graduated with a Bachelor of Commerce degree in Petroleum Land Management from the University of Calgary in 1999 and is an active member of the Canadian Association of Petroleum Landmen.

Shona F. Mackenzie.    Ms. Mackenzie was appointed as our Vice President of Engineering and Exploitation in March 2011. Ms. Mackenzie has served as Manager of Engineering and

Exploitation of CFOL since October 2009. Prior to joining CFOL, Ms. Mackenzie served as the Reservoir Engineering Manager of RPS Group Plc, a petroleum engineering consultancy company, from February 2007 to October 2009, where she managed a team working in field development planning, field rehabilitation, reserves evaluation, and reservoir simulation. From August 1999 to February 2007, Ms. Mackenzie worked for APA Petroleum Engineering Inc., a petroleum engineering consultancy company, as the Integrated Studies Manager, where she managed the construction and application of Integrated Field Models. Ms. Mackenzie received a Bachelor of Engineering degree in Offshore (Civil) Engineering from Heriot-Watt University in 1992 and a Master of Engineering degree in Petroleum Engineering from Heriot-Watt University in 1994. She is a certified Professional Engineer and a member of the Association of Professional Engineers, Geologists and Geophysicists of Alberta.

Planned resignations

Certain of our directors and officers who are also officers or employees of Forest or any of its consolidated subsidiaries, and who will continue as officers and employees of Forest or any of its consolidated subsidiaries after the completion of this offering, will resign as directors or officers of our company immediately prior to the completion of this offering. Therefore, immediately prior to the completion of this offering, we expect that Cyrus D. Marter IV, our Vice President and Secretary, Arthur C. Anderson, our Vice President, Cecil N. Colwell, our Vice President, Daniel R. Richardson, our Treasurer, and Joseph G. Walker, our Assistant Secretary, will resign as officers of our company. Upon completion of this offering, Mr. Kennedy will serve as our Vice President and Chief Financial Officer in addition to his role as the Executive Vice President and Chief Financial Officer of Forest. We intend to appoint a new Chief Financial Officer prior to the date of the spin-off. At such time, Mr. Kennedy will resign as our Vice President and Chief Financial Officer.

Board composition

Pursuant to our certificate of incorporation, the authorized number of directors will be between five and 12. The directors will be divided into three classes, as nearly equal in number as possible, designated as Class I, Class II, and Class III. The initial division of our board of directors into three classes will be made by our board of directors. The members of each class will serve for a staggered, three-year term, except that:

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the initial Class I directors will serve for a term expiring at our first annual meeting of stockholders following the completion of this offering;

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the initial Class II directors will serve for a term expiring at the second annual meeting of stockholders following the completion of this offering; and

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the initial Class III directors will serve for a term expiring at the third annual meeting of stockholders following the completion of this offering.

Each director in each class shall hold office until his or her successor is duly elected and qualified. At each annual meeting of stockholders beginning with the first annual meeting of stockholders following completion of this offering, the successors of the class of directors whose term expires at that meeting shall be elected to hold office for a term expiring at the annual meeting of stockholders to be held in the third year following the year of their election, with each director in each such class to hold office until his or her successor is duly elected and qualified. Each director will be elected to serve until the election of the director's successor at an annual meeting of stockholders for the election of directors for the year in which the director's term expires or at a special meeting called for that purpose. Pursuant to our bylaws, the number of directors will be set exclusively by resolution of our board of directors.

Our board of directors will consist of six directors. Messrs. Clark and Keough will be designated as Class I directors. Messrs. McDonald and Peterson will be designated as Class II directors. Messrs. Anderson and Fitzpatrick will be designated as Class III directors.

Our long-term goal is that a substantial majority of the directors should be independent directors. Upon closing of this offering, it is expected that a majority of our directors will be considered "independent," as contemplated under the NYSE listing standards and Canadian securities laws. For purposes of NYSE listing standards, a director will be designated as independent if he or she: (1) has no material relationship with us or our subsidiaries; (2) satisfies the other criteria specified by NYSE listing standards; (3) has no employee status or business conflict with us; and (4) otherwise meets applicable independence criteria specified by law, regulation, exchange requirement, or the board of directors.

A director is considered to be independent for the purposes of Canadian securities laws if the director has no direct or indirect material relationship to the company. A material relationship is a relationship that could, in the view of the board of directors, be reasonably expected to interfere with the exercise of a director's independent judgment. Certain individuals, such as our employees and executive officers, are deemed by Canadian securities laws to have material relationships with us.

David M. Anderson, as our President and Chief Executive Officer, is considered to have a material relationship with us and is therefore not independent. Due to his position as President and Chief Executive Officer of Forest, H. Craig Clark will not be considered to be independent at the time of the closing of this offering. Our board of directors has determined that upon completion of this offering, each of Patrick R. McDonald, David M. Fitzpatrick, and H. Clayton Peterson will be independent within the meaning of the independent director standards of the SEC, the NYSE, and applicable Canadian securities laws. Loyola G. Keough will be independent within the meaning of the independent director standards of the NYSE.

Patrick R. McDonald has been appointed to serve as Chairman of our board of directors. The responsibility of the Chairman will be, among other matters, to facilitate the functioning of the board of directors independently of management. The specific responsibilities of the Chairman will include:

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ensuring that the responsibilities of our board of directors are well understood by both the directors and management and the boundaries between the directors and management are clearly understood and respected;

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providing leadership to ensure that our board of directors works in an independent, cohesive fashion;

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ensuring that a process is in place to regularly assess the effectiveness of our board of directors, its committees, and individual directors;

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ensuring that functions delegated to board committees are carried out as represented and results are reported to our board of directors;

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ensuring that our board of directors has in place adequate processes for monitoring and evaluating the performance and accountability of the CEO; and

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chairing regular meetings of independent board members without management present.

In compliance with the NYSE listing standards, our board will annually conduct a self-evaluation to determine whether it is functioning effectively.

Upon the closing of this offering and prior to the spin-off, Forest will control a majority of our voting common stock, and we will be a "controlled company" within the meaning of the NYSE corporate governance standards. Accordingly, we will elect to be exempt from certain of the NYSE corporate governance standards, and we will not be required to, and may not, have a majority of independent directors, a compensation committee, or a nominating and governance committee. However, we will remain subject to the NYSE corporate governance standard requiring us to have an audit committee composed entirely of independent directors. As a result, we must have at least one independent director on our audit committee by the date our common stock is listed on the NYSE, or the listing date, at least two independent directors within 90 days of the listing date, and at least three independent directors within one year of the listing date.

If Forest completes the spin-off of all of the shares of our common stock that it owns to its shareholders, we will no longer be a "controlled company" within the meaning of the NYSE corporate governance standards. As a result, once we cease to be a "controlled company," our board of directors will be required to have a compensation committee and a nominating and governance committee, each with at least one independent director. Within 90 days of ceasing to be a "controlled company," we will be required to have each of a compensation committee and a nominating and governance committee with a majority of independent directors, and within one year of ceasing to be a "controlled company," a majority of our board of directors must be comprised of independent directors.

Position Descriptions

Our board of directors intends, prior to the closing of this offering, to develop and implement a written position description for each of the Chairman, the CEO, and the chair of each of our Board committees.

Orientation and Continuing Education

Newly elected members of our board of directors will be provided with a director orientation session, and continuing directors will be provided opportunities for continuing education to become more knowledgeable about specific areas of importance to our operations and governance.

Ethical Business Conduct

Our board of directors has adopted a code of business conduct and ethics that applies to all of our directors, as well as a code of business conduct and ethics for our employees and officers, including our CEO and senior financial officers. Copies of these documents will be available on our corporate website at www.lonepineresources.com prior to or upon completion of this offering.

A copy of the code of business conduct and ethics for directors will be provided to each new director, and will be reviewed by the directors on a regular basis. A copy of the code of business conduct and ethics for employees and officers will be provided to each new employee (including officers), and each such person will be required to acknowledge that he or she has read the policy before commencing as an employee. In addition, select employees (including officers) will be required to acknowledge at least every two years that he or she has read and understood the code of business conduct and ethics for employees and officers.

Corporate Governance Guidelines

Our board of directors has adopted corporate governance guidelines, which will be available on our corporate website at www.lonepineresources.com prior to or upon completion of this offering.

Committees of our board of directors

Audit and reserves committee

In connection with this offering, our board of directors has established an audit and reserves committee. We expect that Messrs. Keough, McDonald, and Peterson will serve on our audit and reserves committee. The board of directors has determined that all of our audit and reserves committee members are financially literate and that Mr. Peterson is an audit committee financial expert, as such term is defined by the SEC. Furthermore, the board of directors is required to affirmatively determine that each member of our audit and reserves committee is independent in accordance with the listing standards of the NYSE and the requirements of the SEC. Each of Messrs. McDonald and Peterson will be independent in accordance with the listing standards of the NYSE and the requirements of the SEC. Mr. Keough currently is a partner of Bennett Jones LLP, a law firm that provides services to Forest and us. As a result, Mr. Keough may be deemed to have received indirect compensation from Forest and us and would therefore not be independent pursuant to Rule 10A-3(b)(1)(ii)(A) of the Exchange Act in connection with service on our audit and reserves committee. In connection with the offering, we are relying on the exemption contained in the listing standards of the NYSE and in Rule 10A-3(b)(1)(iv)(A) of the Exchange Act to permit Mr. Keough to initially serve on our audit and reserves committee. We expect that our audit committee will be comprised solely of independent directors within one year from the date of this offering.

Our audit and reserves committee's functions will include providing assistance to the board of directors in fulfilling its oversight responsibility relating to our financial statements and the financial reporting process, compliance with legal and regulatory requirements, the qualifications and independence of our independent registered public accounting firm, our system of internal controls, the internal audit function, our code of ethical conduct, retaining and, if appropriate, terminating the independent registered public accounting firm, pre-approving audit and non-audit services to be performed by the independent registered public accounting firm, approving the selection of our independent petroleum engineers, and meeting with management and our independent petroleum engineers to review the estimates of our oil and gas reserves. In connection with any pre-approval of any audit and permitted non-audit services provided by the independent registered public accounting firm, the audit and reserves committee will, if applicable, consider whether the provision by the independent registered public accounting firm of any non-audit services to us is compatible with maintaining the independence of the independent registered public accounting firm. In compliance with the NYSE listing standards, our audit and reserves committee will annually conduct a self-evaluation to determine whether it is functioning effectively.

Our compliance with the requirements of the NYSE regarding the role and composition of audit committees will serve as the basis for an exemption from comparable requirements otherwise applicable under applicable Canadian securities laws.

Our board of directors has adopted a written charter for our audit and reserves committee, which will be available on our corporate website at www.lonepineresources.com prior to or upon completion of this offering.

Each member of our audit and reserves committee will have experience reviewing financial statements and dealing with related accounting and auditing issues.

Compensation committee

In connection with this offering, our board of directors has established a compensation committee. We expect that Messrs. Clark, Peterson, and Fitzpatrick will serve on our compensation committee. Each of Messrs. Peterson and Fitzpatrick will be independent, as discussed above. Our compensation committee's functions will include reviewing the compensation strategies and programs for our officers and other employees; determining the individual elements and compensation of our President and Chief Executive Officer; reviewing and approving the corporate goals and objectives relevant to executive officer compensation; evaluating the performance of executive officers (either as a committee or with the other independent directors); and determining the components and total compensation of these officers in accordance with the corporate goals and objectives. Our compensation committee (or a subcommittee thereof) will also administer and determine any awards under and oversee our compensation and benefit plans.

Our board of directors has adopted a written charter for our compensation committee, which will be available on our corporate website at www.lonepineresources.com prior to or upon completion of the spin-off.

Nominating and governance committee

In connection with this offering, our board of directors has established a nominating and governance committee. We expect that Messrs. Clark, Keough, and Fitzpatrick will serve on our nominating and governance committee. Each of Messrs. Keough and Fitzpatrick will be independent, as discussed above. Our nominating and governance committee's functions will include oversight of our corporate governance principles and the recommendation of candidates to be nominated for election to our board of directors. In addition, our nominating and governance committee will identify qualified candidates and make recommendations to our board of directors for selection of the candidates for all directorships to be filled by our board of directors or by our stockholders at an annual or special meeting. Our nominating and governance committee will also review and assist with the structure and composition of our other board committees. Our nominating and governance committee will also be responsible for overseeing the evaluation of our board of directors and our executive officers, and reviewing on an annual basis, non-employee director compensation and recommending any changes to our board of directors.

Our board of directors has adopted a written charter for our nominating and governance committee, which will be available on our corporate website at www.lonepineresources.com prior to or upon completion of the spin-off.

Interlocks and insider participation

Initially, compensation recommendations regarding our executive officers and directors will be made by our board of directors. Our board of directors has appointed a compensation committee in connection with this offering. None of our executive officers serve on the compensation committee or board of directors of any other company of which any of the members of our board of directors is an executive officer.

Limitation of liability and indemnification matters

We have included in our certificate of incorporation provisions to eliminate the personal liability of our directors for monetary damages for breach of their fiduciary duties as directors to the fullest extent permitted by Delaware law. In addition, our bylaws provide that we are required to indemnify our officers and directors under a number of circumstances, and we are required to pay expenses to our officers and directors as incurred in connection with proceedings against them for which they may be indemnified in advance of a final determination of their entitlement to indemnification. We are not currently aware of any pending or threatened litigation or proceeding involving a director, officer, employee, or agent of ours in which indemnification would be required or permitted. We believe these indemnification provisions are necessary to attract and retain qualified persons as directors and officers.

Insofar as indemnification for liabilities arising under the Securities Act may be granted to directors, officers, or persons controlling us under the foregoing provision, we have been informed that, in the opinion of the SEC this indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Executive compensation

Compensation discussion and analysis

Most of the executive officers who have been largely responsible for conducting our business and for managing our operations during the 2010 fiscal year and during the first quarter of 2011 are also executive officers of Forest. However, our president, David M. Anderson, has been an officer of and employed by CFOL. We have not historically maintained an independent board of directors or a compensation committee; thus, we relied on the Compensation Committee of Forest's Board of Directors, or the Compensation Committee, to make compensation decisions for our executive officers. For the fiscal year ending December 31, 2010, the Forest and CFOL employees who comprised our executive team and who we will refer to as our "named executive officers" were:

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David M. Anderson—President
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Michael N. Kennedy—Vice President
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Cyrus D. Marter IV—Vice President and Secretary
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Cecil N. Colwell—Vice President
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Daniel R. Richardson—Treasurer

Mr. Anderson has served as our principal executive officer, and Mr. Kennedy has served as our principal financial officer. Messrs. Kennedy and Marter were also named executive officers of Forest for the 2010 fiscal year and were included in the compensation disclosures of Forest's 2010 proxy statement. The historical compensation discussion for our named executive officers that follows reflects the total compensation that the individuals received from Forest or CFOL, as applicable, during the 2010 fiscal year. Because Forest's Compensation Committee made the compensation decisions for CFOL's senior executives, such as Mr. Anderson, as well as for the Forest executives, the discussion reflects the compensation philosophy and policies of Forest that drove the compensation decisions for all of our named executive officers.

These individuals (other than Messrs. Anderson and Kennedy) will not continue to serve as our executive officers following the offering. The individuals who will serve as our executive officers as of the time of this offering are listed under "Management" beginning on page 125.

As further described under "Management" beginning on page 125, in connection with this offering our board of directors has established a compensation committee. In the future, our compensation philosophy and specific compensatory policies will be determined by our compensation committee and, consequently, may differ from the philosophy and policies that governed the historic compensation of our named executive officers as described below.

What are the objectives of Forest's compensation program?

Forest's compensation program is administered by the Compensation Committee. The objectives of Forest's compensation program are to keep compensation consistent with Forest's strategic business and financial objectives and competitive within the oil and gas industry and to enable Forest to attract, motivate, and retain executive personnel as the Compensation Committee deems necessary to maximize return to shareholders.

What is the compensation program designed to reward?

Ultimately, Forest's compensation program is designed to encourage behavior and performance among Forest's and CFOL's key employees, including our named executive officers, that the Compensation Committee believes are in the best interest of Forest's shareholders. During 2010, the incentive portion of the compensation program was designed to reward positive annual performance with respect to (1) production, (2) rate-of-return on capital investments, (3) business unit or corporate department performance objectives, (4) cash cost per unit of production, and (5) total shareholder return relative to a peer group of competitor companies.

The compensation program is also structured so as to provide each executive officer and key employee with a competitive income, to incentivize outstanding individual performance, to create meaningful incentive for this group of employees to remain at Forest and CFOL and not be unreasonably susceptible to recruiting efforts by competitors of Forest and CFOL, and to align the interests of this group of employees with those of Forest's shareholders. Forest and CFOL have been forced to address efforts by competitors to persuade their employees to leave Forest and CFOL in favor of positions elsewhere, and in fact Forest's former chief financial officer left Forest in December 2009 to work in the private equity arena of the oil and gas industry. Forest's compensation program and the magnitude of its specific components reflect the competitive nature of the oil and gas industry. Further, although the principles described above apply to all key employees and the design of the compensation program, the Compensation Committee also intends that outstanding individual performance by executive officers and key employees be rewarded.

What is each element of compensation?

Forest's compensation program, in which all employees participate, currently consists of three primary components: an annual base salary, an annual incentive bonus, and periodic grants of longer-term stock options, restricted stock, phantom stock units, or performance units. Further, all U.S. employees participate in Forest's Retirement Savings Plan, or 401(k) Plan, and Forest also allows its U.S. executive officers to participate in an executive deferred compensation plan; both plans contain employer-matching provisions. Mr. Anderson, as the only named executive officer who is a Canadian citizen, does not participate in the 401(k) Plan or the executive deferred compensation plan. Mr. Anderson participates in the Group Savings Plan, or GSP, and the Defined Contribution Pension Plan feature, or the DCPP, of the Group Pension Plan, or GPP, retirement arrangements that are maintained by CFOL for its Canadian employees. The GSP is a voluntary plan that allows employees to contribute a percentage of their salaries, and CFOL will then match such contributions up to a maximum of four percent. The GPP is a retirement savings plan intended to supplement personal savings and income from government plans upon a retirement of a Canadian employee. Employees are not allowed to contribute to the GPP. Subject to a maximum imposed by law, CFOL annually contributes an amount equal to five percent of a Canadian employee's salary to each DCPP participant's GPP account to be paid out following the employee's retirement. All employees may also participate in the Forest Oil Corporation 1999 Employee Stock Purchase Plan wherein Forest common stock may be purchased at a discount within limits established by the Internal Revenue Code of 1986, as amended, or the Code. Forest's U.S. and Canadian executive officers participate in other benefit plans that are provided to all U.S. and Canadian employees, respectively, and the officers are also reimbursed for the costs associated with tax-preparation and an annual extensive physical examination. Forest does not have employment agreements with its executive officers, but it does have severance agreements with them (and with Mr. Anderson) that provide for benefits in the event of certain defined involuntary terminations.

The amount of base salary and annual incentive bonus awarded to our named executive officers for 2010 are stated in the Summary Compensation table on page 161. The restricted stock awards, phantom stock unit awards, and performance units awarded to the named executive officers in 2010 are shown in the 2010 Grants of Plan-Based Awards table on page 162. Information for each of the named executive officers regarding Forest's and CFOL's employer contribution to the 401(k) Plan, executive deferred compensation plans, GPP, and GSP are described in the Summary Compensation table on page 161, in the Pension Benefits table on page 166, and in the Nonqualified Deferred Compensation table on page 168. The remaining limited perquisites provided to the named executive officers are described in the Summary Compensation table and the footnotes thereto.

Why does Forest choose to pay each element?

The purpose of base salary is to create cash compensation for executive officers that is competitive in the industry and will enable Forest to attract, motivate, and retain capable executives. Forest chooses to pay annual incentive bonuses to ensure focus on and reward the achievement of key objectives because it believes that the satisfaction of the goals of its annual incentive plan, which satisfaction triggers the right to and determines the amount of the bonuses, furthers the interests of Forest's shareholders. The purpose of Forest's long-term incentives (i.e., performance units, restricted stock, phantom stock units, and stock options) is to reward individual performance, align the executive officers' compensation with their contribution to the success of Forest in creating shareholder value, tie their long-term economic interest directly to those of Forest's shareholders, and provide a retentive effect on the executive officers. Performance units (assuming the successful achievement of the performance criteria), restricted stock, and stock options also allow executive officers to have equity ownership in Forest, in addition to their direct purchases of Forest stock under the Forest employee stock purchase plan, and to share in the appreciation in value of Forest's stock over time. The annual incentive bonus and restricted stock, phantom stock unit, and option programs cover all employees.

Forest's 401(k) Plan is designed to encourage all U.S. employees, including the participating named executive officers, to save for the future. Because of their higher compensation levels, our named executive officers are generally prevented from receiving what would otherwise be their full employer-match under the 401(k) Plan. Once the maximum Forest match allowable under the 401(k) Plan has been made, the remainder of the match is contributed on behalf of the officer to the executive deferred compensation plan (if the executive elected to participate in the latter plan). For Canadian employees, including Mr. Anderson, the GSP provides individuals with a retirement savings opportunity similar to the benefits of a U.S. retirement plan qualified under Section 401(k) of the Code, and the GPP provides participants with supplemental income benefits upon retirement. Forest also reimburses the named executive officers for tax-preparation and estate or financial planning expenses and the cost of an annual extensive physical examination. Such benefits are common for executive officers in our industry. They increase the competitiveness of the total compensation package, save the executive officer's time spent on the important but time-consuming activities associated with tax preparation and estate or financial planning, and aid in retaining these key individuals.

Finally, the equity compensation award agreements may contain a "single trigger" for accelerated vesting of equity awards, which means vesting accelerates upon a change-of-control irrespective of whether the officer is terminated. Forest also has certain change-of-control severance agreements that provide for post-termination payments following a qualifying termination in connection with a change-of-control event, or what is commonly referred to as a "double trigger" (however, please see our discussion regarding Mr. Colwell's severance agreement further below). Forest believes that these provisions create important retention tools for Forest, as providing for accelerated vesting of equity awards upon a change-of-control enables employees to realize value from these awards in the event that Forest undergoes a change-of-control transaction, while post-termination payments allow employees to walk away with value in the event of certain terminations of employment that were beyond their control. In addition, Forest believes that it is important to provide the named executive officers with a sense of stability, both in the middle of transactions that may create uncertainty regarding their future employment and post-termination as they seek future employment. Whether or not a change-of-control results in a termination of its officers' employment with Forest or a successor entity, Forest wants to provide its officers with certain guarantees regarding the importance of the equity incentive compensation awards they were granted prior to that change-of-control. Forest believes that change-of-control protection allows management to focus their attention and energy on the business transaction at hand without any distractions regarding the effects of a change-of-control. Likewise, post-termination payments allow management to focus their attention and energy on making the best objective business decisions that are in the interest of the company without allowing personal considerations to cloud the decision-making process. Further, Forest believes that such protections maximize shareholder value by encouraging the named executive officers to review objectively any proposed transaction in determining whether such proposed transaction is in the best interest of Forest's shareholders, whether or not the executive will continue to be employed. Executive officers at other companies in Forest's industry and the general market against which Forest competes for executive talent commonly have equity compensation plans that provide for accelerated vesting upon a change-of-control event of that company and post-termination payments, and Forest has consistently provided this benefit to the named executive officers in order to remain competitive in attracting and retaining skilled professionals in our industry. This goal is further served through the severance agreements that Forest enters into with key non-officer employees and through Forest's general severance plan, which applies to all other employees.

How does Forest determine the amount (and, where applicable, the formula) for each element?

Base salary.    The Compensation Committee has historically reviewed the base salaries of Forest's executive officers and Mr. Anderson on roughly an annual basis. However, in August 2009, the Compensation Committee determined to freeze executive salaries in light of the continued downturn in the U.S. economy and in the oil and gas industry in particular. That freeze remained in place until August 2010. At its regular meeting in August 2010, in connection with the end of the salary freeze, the Compensation Committee reviewed and determined to increase the base salary of Mr. Anderson, Mr. Kennedy, Mr. Colwell, Mr. Richardson, and Mr. Marter.

When considering the adjustments to the base salaries of executive officers, the Compensation Committee reviewed and discussed data on salaries in the oil and gas industry for 2010, with specific focus on salaries among Forest's peer group of companies (described below). The Compensation Committee engaged Hewitt Associates in 2010 to review and provide advice regarding the compensation of Forest's executive officers. During 2010, Forest did not use Hewitt Associates for any services other than with respect to the items described in this paragraph. In 2010, Hewitt was asked to assist the Compensation Committee in designing and implementing new performance unit awards for Forest officers and Mr. Anderson, which are described below. In October 2010, Hewitt entered into certain transactions with a third party that resulted in the professionals at Hewitt that had previously assisted the Compensation Committee to become employed at a new entity, Meridian Compensation Partners, LLC, or Meridian. During the last three months of 2010, the Compensation Committee utilized the consulting professionals at Meridian when seeking advice regarding executive compensation, but the Compensation Committee did not use Meridian for any other services.

In analyzing the base salaries of Forest's executive officers, the Compensation Committee used industry surveys provided by Hewitt Associates and Towers Perrin, along with data gathered by Forest's Vice President, Human Resources, including data regarding Forest's peer companies. With respect to the available data, the Compensation Committee generally tried to set the base salary of Forest's executive officers at or near the 50th percentile of salaries of comparable executive officers at Forest's peer group of companies. Assuming the accuracy of Forest's compensation data and industry surveys, Mr. Anderson's base salary, after the increase to his base salary in August 2010, was approximately at the 50th percentile of base salaries for business unit leaders; Mr. Kennedy's base salary, after the increase to his base salary in August 2010, was approximately at the 40th percentile of base salaries for chief financial officers; Mr. Colwell's base salary, after the increase to his base salary in August 2010, was approximately at the 50th percentile of base salaries for vice presidents of drilling; Mr. Richardson's base salary, after the increase to his base salary in August 2010, was approximately at the 50th percentile of base salaries for treasurers; and Mr. Marter's base salary, after the increase to his base salary in August 2010, was approximately at the 60th percentile of base salaries for chief legal officers.

The Compensation Committee also reviewed the responsibilities and performance of each of the executives for whom salary increases in 2010 were considered with Forest's President and Chief Executive Officer, H. Craig Clark. The salary increases approved in 2010 were based on the Compensation Committee's decision that the executive officers' individual performances, corporate performance, industry inflation, and the competitive aspects of the oil and gas industry justified the increases. With respect to Mr. Anderson's increase in 2010, the Compensation Committee considered his efforts in improving the CFOL organization and its personnel, in focusing on growth in production and reserves, and playing a lead role in CFOL's development of and progress in the Narraway/Ojay fields in the Deep Basin of Alberta and British Columbia. With respect to Mr. Kennedy's 2010 salary increase, the Compensation Committee considered his leadership role over, and the strong performance of, the finance, accounting, treasury, corporate planning, and investor relations groups and the need to maintain his salary at a competitive level. With respect to Mr. Colwell's 2010 salary increase, the Compensation Committee considered his management of Forest's worldwide drilling activities, including the management of Forest's wholly-owned drilling subsidiary, and his expertise in horizontal drilling and completion techniques in light of the increasing role that horizontal wells play in Forest's and CFOL's current and future activities. With respect to Mr. Richardson's 2010 salary increase, the Compensation Committee considered his integral role in the treasury group, building relationships in the financial community, hedging activites, and in successful efforts to achieve advantageous financing terms through sale-leaseback transactions involving the drilling rigs of Forest's subsidiary, Lantern Drilling. With respect to Mr. Marter's 2010 salary increase, the Compensation Committee considered his efforts with respect to Forest's high-yield debt and equity offerings in 2009, Forest and CFOL's successful divestitures in both 2009 and 2010, and his oversight of Forest's various legal issues.

In addition, in executive session at each of its regular meetings during 2010, the full board of directors of Forest reviewed and discussed the performance of Forest's entire senior management team.

Annual incentive bonus.    The annual incentive bonuses for fiscal 2010 were awarded under the terms of Forest's Annual Incentive Plan for 2010, or the 2010 AIP, which was adopted by the Compensation Committee. The 2010 AIP was filed with the SEC on February 24, 2010. (Forest also filed a report on Form 8-K on July 2, 2010 announcing that the Compensation Committee had approved an amendment to the 2010 AIP increasing the size of the plan's peer company group.) In general terms, the 2010 AIP was designed to meet the following objectives:

•
provide an annual incentive plan framework that was performance-driven and focused on objectives that were critical to Forest's success in 2010;

•
offer competitive cash compensation opportunities to all employees; and

•
incentivize and reward outstanding achievement.

The 2010 AIP provided for annual incentive awards determined primarily on the basis of Forest's results under specified performance measures. The framework of the 2010 AIP was similar to annual incentive plans utilized by Forest in the past. Each year, the Compensation Committee establishes the threshold, target, and outstanding (or maximum) performance levels for each performance measure and its appropriate weighting. These performance measures and their weighting are reviewed annually in light of changing Forest priorities and strategic objectives. The awards under the 2010 AIP were based upon the success of business units, including CFOL, and corporate staff of Forest in achieving the objectives established by the Compensation Committee and included in the plan. These goals, stated in terms of the specific performance measures, were derived in part from Forest's 2010 business plan. The Compensation Committee also maintains discretion to adjust awards up or down to account for corporate achievements and results during the year that are not captured in the performance measures.

For 2010, performance measures were established for (1) production, (2) rate-of-return on capital investments, (3) business unit or corporate department performance objectives, (4) cash cost per unit of production (Mcfe), and (5) total shareholder return. With the exception of rate-of-return on capital investments and total shareholder return, which were determined on a company-wide basis, the performance measures for each executive officer were tied to that officer's business unit. If the officer worked in the corporate group, the performance measures were tied to Forest as a whole, with the exception of the corporate department performance objectives, which were tied to that officer's department.

Cash cost per Mcfe was defined as the sum of direct operating expense and expensed workovers, but excluding ad valorem taxes, transportation expense, allocated general and administrative, or G&A, expense for the applicable business unit, and total company-wide expensed G&A costs, divided by the business unit's total net production for the year. Production was defined under the 2010 AIP as total net production, excluding royalty and other burdens; provided that adjustments would be made for increased capital spending, acquisitions, and divestitures. Rate-of-return on capital investments was defined as the pre-tax rate of return on all capital spent during the year, including drilling projects, acquisitions, recompletions, leaseholds, seismic, and capitalized G&A costs, while taking into account all revisions to estimated proved reserves made during the year. More specifically, rate of return on capital projects is estimated by using actual oil and gas production volumes, lease operating costs, future capital expenses, and oil and gas prices to date, in conjunction with forecasts of each of those components for the remaining life of the project. The business unit and department performance objectives were individual objectives, designed specifically for each business unit and corporate department, that the Compensation Committee and Mr. Clark determined would advance Forest's interests in a meaningful fashion during 2010 and were reasonably measurable; the objectives included, e.g., completing technical field studies, lowering finding and development costs, improving midstream infrastructure options, and completing defined divestiture efforts.

Total shareholder return was defined as the percentage increase in the trading price of Forest common stock that occurred from the last trading day in December 2009 to the last trading day in December 2010, with the measure judged in relation to a peer group of companies. The Compensation Committee is responsible for selecting Forest's peer group of companies. The Compensation Committee tries to select non-integrated, oil and gas production companies that closely resemble Forest in terms of market capitalization, revenues, geographic focus, employee count, and operational challenges. The Compensation Committee determined that the size of the peer companies selected for the 2010 AIP should increase from the nine peer companies selected for the 2009 AIP, by adding SandRidge Energy Inc., Comstock Resources Inc., and Quicksilver Resources Inc. This change was designed to match the peer group used for the AIP with the peer group used for the new performance unit awards, described below, that were implemented in May 2010. The peer group of companies that the Compensation Committee chose to consider during 2010 consists of the following:

1.
Newfield Exploration Company

2.
Pioneer Natural Resources Company

3.
SM Energy Company (formerly named St. Mary Land & Exploration Company)

4.
EXCO Resources, Inc.

5.
Plains Exploration & Production Company

6.
Petrohawk Energy Corporation

7.
Cimarex Energy Co.

8.
Range Resources Corporation

9.
Cabot Oil & Gas Company

10.
SandRidge Energy Inc.

11.
Comstock Resources, Inc.

12.
Quicksilver Resources Inc.

Each participant in the 2010 AIP had a target bonus expressed as a percentage of his or her base salary. The Compensation Committee determined not to change the target bonus percentage for each named executive officer from what the percentage had been in 2009. For the named executive officers, the aggregate target percentages of salary were as follows:

Executive	Aggregate target bonus as % of salary

David Anderson	40%
Michael Kennedy	75%
Cyrus Marter	60%
Cecil Colwell	60%
Daniel Richardson	40%

The total expected pool under the 2010 AIP is equal to the sum of the target bonuses for each of the participants in the plan. However, as described below, the final size of the pool could be lower or higher than the expected amount and is dependent on the extent to which Forest and its business units satisfied the 2010 performance measures.

With respect to each of the five performance measures under the 2010 AIP, the Compensation Committee determined a "threshold," "target," and "outstanding" (or maximum) performance level. The "threshold" level is equal to 25% of the target level and is the level at which payout under the 2010 AIP begins for the applicable performance measure. If the actual performance level for a measure is below the threshold level, no payout will occur with respect to that measure. The "target" level is that at which 100% of the expected payout for the applicable performance measure will occur. Where applicable, the target levels for the 2010 AIP performance measures correlated with production and cost projections contained in Forest's 2010 business plan. The "outstanding" level is that at which 200% of the expected payout for the applicable performance measure will occur. The maximum total bonus pool achievable under the 2010 AIP is limited to 200% of target.

Actual performance that falls somewhere between the threshold and target levels or between the target and outstanding levels is rewarded in direct proportion to where it falls relative to the three performance level benchmarks. For example, actual performance that is higher than the target level, and reaches 20% of the difference between the target level and the outstanding level, would dictate a payout equal to 120% of the expected payout for the applicable performance measure. Actual performance that is above the threshold level, and reaches 10% of the difference between the threshold level and the target level, would dictate a payout equal to 32.5% of the expected payout for the applicable performance measure, since the threshold level represents 25% of the target level.

The table below contains the specific performance levels for the cash costs, production, and rate-of-return on capital investment, or ROR, performance measures.

Business unit/department	Threshold	Target	Outstanding

Forest (and corporate	Cash Cost—$0.719/Mcfe	Cash Cost—$0.685/Mcfe	Cash Cost—$0.616/Mcfe
departments)*	Production—155.75 Bcfe	Production—163.95 Bcfe	Production—180.34 Bcfe
	ROR—10%	ROR—12%	ROR—15%

Canada (CFOL)	Cash Cost—$0.949/Mcfe	Cash Cost—$0.904/Mcfe	Cash Cost—$0.814/Mcfe
	Production—31.49 Bcfe	Production—33.15 Bcfe	Production—36.46 Bcfe

Eastern	Cash Cost—$0.652/Mcfe	Cash Cost—$0.621/Mcfe	Cash Cost—$0.559/Mcfe
	Production—49.80 Bcfe	Production—52.42 Bcfe	Production—57.66 Bcfe

Western	Cash Cost—$0.534/Mcfe	Cash Cost—$0.509/Mcfe	Cash Cost—$0.458/Mcfe
	Production—34.28 Bcfe	Production—36.09 Bcfe	Production—39.70 Bcfe

Southern	Cash Cost—$0.80/Mcfe	Cash Cost—$0.743/Mcfe	Cash Cost—$0.669/Mcfe
	Production—40.17 Bcfe	Production—42.28 Bcfe	Production—46.51 Bcfe

*      Cash Cost, Production, and ROR for Forest as a whole and the corporate departments reflect the cumulative performance of the Canada, Eastern, Western, and Southern business units, as well as the International and New Ventures business units.

With respect to total shareholder return, (1) the "threshold" was reached if Forest's share performance was tenth best (out of thirteen—the twelve peer companies plus Forest) and resulted in deemed 50% completion of target, (2) a seventh place finish by Forest was deemed "target" and resulted in 100% completion of target, (3) a fourth place finish resulted in 150% completion of target, and (4) a first place finish was deemed "outstanding" and resulted in 200% completion of target. With respect to the business unit and corporate department objectives, an achievement percentage ranging from zero to 200% was assigned to each business unit or corporate department based on an assessment by Mr. Clark with input from relevant supervisors, of the accomplishment of its objectives.

Each participant's target bonus was to be paid if all of the 2010 performance measures reached the target level and the individual's contribution merited a bonus. Each performance measure represented a percentage of the total target bonus. In 2010, the weightings for each participant, as set by the Compensation Committee, were as follows: (1) 15% for cash cost, (2) 25% for production, (3) 20% for rate-of-return on capital investments, (4) 20% for business unit or corporate department performance objectives, and (5) 20% for total shareholder return. The specific payout for each performance measure was dictated by where the actual performance level for the measure falls in relation to the threshold, target, and outstanding benchmark levels. An individual's performance was considered in the context of the extent to which his or her performance during 2010 contributed to the overall success of Forest or, if applicable, to the success of his or her business unit or corporate department. If in the opinion of the Compensation Committee and Mr. Clark (with respect to executive officers other than himself), the individual made a disproportionately positive contribution, his or her bonus would be adjusted upward; conversely, if the individual did not contribute appropriately, his or her bonus would be adjusted downward.

At its regular meeting in February 2011 and in subsequent communications with Mr. Clark, the Compensation Committee reviewed the performance of Forest and its business units under the 2010 AIP. The Compensation Committee also reviewed with Mr. Clark other accomplishments during 2010. With respect to the first four performance measures, the results under the 2010 AIP were as follows:

Business unit/department	Cash cost per Mcfe (% of target)	Production (% of target)	Rate of return on capital investments (% of target)	Business unit or department objectives (% of target)

Forest	185	106	200	Not applicable
All corporate departments	185	106	200	Range
(a) Treasury				117
(b) Corporate Planning and Investor Relations				110
(c) Legal				105
(d) Accounting				116
(e) Drilling				67
Canada (CFOL)	142	0	0	70
Eastern	115	0	0	62
Western	200	200	200	118
Southern	124	36	100	72

With respect to the total shareholder return performance measure, the result was that Forest placed third among the thirteen total companies, resulting in a 167% of target completion for this measure.

The Compensation Committee reviewed with Mr. Clark, during its February 2011 regular meeting and in subsequent communications, the 2010 individual performance of each executive officer. With respect to Mr. Anderson, the Compensation Committee considered the strong performance of CFOL during 2010 and Mr. Anderson's leadership of that organization, along with his integral role in the work needed to position Lone Pine for this offering. With respect to Mr. Kennedy, the Compensation Committee considered his key role in Forest's finance efforts, his involvement in Forest's hedging program, his coordination of Forest's bank credit facilities, and his significant role in the design and implementation of efforts to position Lone Pine for this offering. With respect to Mr. Colwell, the Compensation Committee considered his role in the successful application of horizontal drilling and completion techniques to the Granite Wash play in the Texas Panhandle and in the transition of those techniques to the Evi area in Alberta and the Deep Basin area in Alberta and British Columbia, his leadership role at Forest's drilling subsidiary, Lantern Drilling Company, and, in general, the consistent drilling results and operational efficiencies across all of Forest's operations. With respect to Mr. Richardson, the Compensation Committee considered his integral role in managing the day-to-day aspects of Forest's bank credit facilities and Forest's hedging activities, his role with respect to Forest's 2010 sale-leaseback transactions, and his involvement in the development and negotiation of Lone Pine's new bank credit facility. With respect to Mr. Marter, the Compensation Committee considered his coordination of Forest's various legal matters and transactions during 2010 and his significant role in efforts to position Lone Pine for this offering.

Looking at Forest's performance as a whole, the calculated payout under the 2010 AIP was equal to 147.7% of the total target payout. The named executive officers were granted bonus awards ranging from approximately 50% to 121% of base salary; or, stated differently, the actual bonus awards ranged from approximately 122% to 162% of the officer's target award. Individual executive officer bonus awards were reviewed and approved by the Compensation Committee.

The Compensation Committee establishes the target level of performance such that achievement of the target level on any financial or operating measure represents above-average performance by management. At the time target levels are established, the outcome is intended to be substantially uncertain but achievable with a high level of performance from Forest's executives. Further, the Compensation Committee intends that achievement of the "outstanding" level on any financial or operating measure be very difficult. For the years 2006 through 2010, Forest has achieved performance in excess of its target levels four times, that being in 2006, 2007, 2009, and 2010. The following table shows the specific achievement percentage under AIPs, for Forest as a whole, for such years:

Year	AIP achievement percentage—total company

2006	110.5% of target
2007	169.0% of target
2008	95.6% of target
2009	131.8% of target
2010	147.7% of target

Bonus awards for executive officers in charge of business units are calculated in accordance with the performance of their business unit, which may vary from the performance of Forest as a whole.

Special bonuses.    There were no special bonuses awarded for fiscal 2010.

Long-term incentive awards.    At its regular meeting in May 2010 and through subsequent communications with Mr. Clark, the Compensation Committee made long-term incentive awards—equity awards—to our named executive officers (and authorized awards to all other Forest and CFOL employees). The May 2010 equity awards were based on the executive officers' performance during 2009.

The Compensation Committee has followed the trend in our industry and in industry in general toward the granting of restricted stock (rather than stock options) to the executive officers. The Committee chose restricted stock for recent grants, because (1) the majority of Forest's competitors have shifted to restricted stock awards, or to a combination of restricted stock awards and stock option awards, and away from stock option awards only, (2) restricted stock awards are less dilutive than stock options, and (3) in the Committee's opinion, restricted stock provides a more effective retention incentive.

In 2010, the Compensation Committee implemented performance unit awards for the officers of Forest and CFOL. The performance unit awards are tied to Forest's total shareholder return, or TSR, over a three-year period (April 1, 2010 through March 31, 2013) relative to that of twelve peer companies. The peer companies selected by the Compensation Committee for purposes of the 2010 awards are the following:

1.
Newfield Exploration Company

2.
Pioneer Natural Resources Company

3.
SM Energy Company (formerly named St. Mary Land & Exploration Company)

4.
EXCO Resources, Inc.

5.
Plains Exploration & Production Company

6.
Petrohawk Energy Corporation

7.
Cimarex Energy Co.

8.
Range Resources Corporation

9.
Cabot Oil & Gas Corporation

10.
SandRidge Energy, Inc.

11.
Comstock Resources, Inc.

12.
Quicksilver Resources Inc.

The peer group for the performance unit awards was designed to mirror the peer companies chosen for Forest's 2010 AIP, with three new companies added to ensure that the peer group remained a representative population for the entire three-year performance period under the awards.

Each officer's performance unit award is governed by a performance unit award agreement, the forms of which were approved by the Compensation Committee in advance and filed with the SEC on May 26, 2010. Each officer's award contains a target number of performance units, each performance unit representing a contractual right to receive one share of Forest common stock. For example, Mr. Anderson's target under his 2010 performance unit award is 12,500 performance units. Under the terms of the performance unit award agreements, at the end of the three-year performance period the recipient will earn from 200% of the target number of shares down to 0% of the target, depending on Forest's TSR performance relative to the peer companies. All payments in respect to earned performance units will be made in shares of Forest common stock no later than the 15th day of the third calendar month following the end of the three-year performance period.

The Compensation Committee is responsible for administering the Forest Oil Corporation 2007 Stock Incentive Plan, or the 2007 Stock Plan, which was the source of the May 2010 long-term incentive awards to the named executive officers. The awards in 2010 were in the form of (a) for U.S. named executive officers: performance units and restricted stock, and (b) for Mr. Anderson: performance units and phantom stock units to be settled in cash or shares of Forest common stock or a combination of both. The awards are governed by individual restricted stock, phantom stock unit, and performance unit agreements, all of which were approved in advance by the Compensation Committee. Under the terms of those agreements, the restricted stock, phantom stock units, and performance units are subject to forfeiture provisions that generally lapse 100% on the third anniversary of the date of the award, although the acceleration of vesting will occur upon a change-of-control of Forest or a termination of the executive's employment by death, disability, or an involuntary termination (subject, in the case of performance units, to satisfaction of the applicable performance goals in the case of a change-of-control or involuntary termination). If the named executive officer resigns or is terminated for unsatisfactory performance of his duties (as determined by Forest in its sole discretion) prior to the conclusion of the three years, all of the restricted shares, phantom stock units, and performance units are forfeited. There are no other qualitative and quantitative targets that impact the vesting of the restricted stock and the phantom stock units. As described above, Forest's actual TSR during the three-year performance period will dictate the number of Forest shares ultimately awarded to each officer under the 2010 performance unit award agreements.

With respect to the awards of restricted stock, Mr. Anderson's phantom stock units that may be settled in the form of cash or Forest common stock, and performance units, the awards were based on the Compensation Committee's recognition of the performance of our executive officers in Forest's successful effort to reduce its debt level and otherwise strengthen its balance sheet in the midst of a difficult asset divestiture market and continued depressed natural gas prices. The Compensation Committee also recognized the value in further aligning the interests of our officers and shareholders, and implemented the performance units as a result.

Because restricted stock awards granted to Canadian employees are taxed upon grant (rather than upon vesting as would be the typical result for U.S. employees receiving such awards), Mr. Anderson received phantom stock unit awards in 2008, 2009, and 2010 in lieu of an award of restricted stock in such years. For 2009, a portion of Mr. Anderson's phantom stock units may be settled in cash, Forest common stock, or a combination of both, at the discretion of the Compensation Committee, and the remainder of his phantom stock units must be settled in cash. For the 2008 and 2010 years, the entirety of Mr. Anderson's phantom stock unit awards may be settled in cash, Forest common stock, or a combination of both.

With respect to the May 2010 grants, the Compensation Committee determined to award up to (1) 927,000 shares of restricted stock to all U.S. Forest employees, including officers, (2) 112,500 traditional phantom stock units (that may settle in either stock or cash, at Forest's discretion) to all CFOL employees, including Mr. Anderson, and (3) performance units with a cumulative target of 264,500 shares of Forest stock to Forest officers and Mr. Anderson. Mr. Anderson received a grant of 12,500 traditional phantom stock units and performance units with a target of 12,500 shares. Our named executive officers received an aggregate of 62,500 shares of restricted stock (or, in Mr. Anderson's case, phantom stock units) and performance units with a cumulative target of 62,500 shares of Forest stock. In determining the individual awards to our named executive officers, the Compensation Committee and Mr. Clark considered the individual's performance during 2009, the magnitude of his or her responsibilities within the Forest and CFOL organizations, and how critical the individual's position is in terms of retention.

In the event that Forest conducts a spin-off following this offering, Mr. Anderson will be considered to have incurred an involuntary termination of employment pursuant to his performance unit award agreement and his phantom stock unit agreements on the date of the spin-off (assuming that such a spin-off occurs prior to the end of the performance period or vesting period, as applicable). Under his cash-settled phantom stock unit agreement, an involuntary termination of Mr. Anderson's employment will cause the forfeiture restrictions to lapse with respect to 100% of the phantom stock units, and Mr. Anderson will receive, with respect to each share of Forest's common stock covered by a phantom stock unit, an amount in cash equal to the fair market value of one share of Forest's common stock determined as of the settlement date (subject to any withholding taxes required by law). Under Mr. Anderson's phantom stock unit agreements that may be settled in cash or in shares of Forest common stock, Mr. Anderson's awards will receive the same vesting treatment, but in the event that the Compensation Committee determines to settle his awards in shares of Forest common stock rather than cash, actual shares of Forest common stock will be delivered to Mr. Anderson no later than March 15th of the calendar year following the spin-off. For the performance unit award, if this involuntary termination occurs prior to the end of the performance period for that award, then upon such an involuntary termination under the performance unit agreement, Mr. Anderson will be issued a number of shares of Forest common stock equal to the number of performance units that would have become "earned" performance units assuming that the performance period ended on the date of his involuntary termination, and based upon the actual performance against the stated performance criteria required under his agreement. Any distribution of Forest common stock in settlement of the performance units will occur before the 15th day of the third calendar month following the spin-off.

Retirement plans.    Forest's 401(k) Plan is designed to encourage U.S. employees, including the named executive officers other than Mr. Anderson, to save for the future. This compensation program generally is not linked to Forest's performance and was not so linked during 2010. The 401(k) Plan provides Forest's U.S. employees with the opportunity to contribute certain eligible earnings on a pre-tax basis to an account investing in various investment options. Employees may elect to contribute up to 80% of their eligible compensation, subject to certain limitations. Forest matches employee contributions up to a designated percentage of an employee's total eligible compensation, with Forest's contributions vesting for newly-hired employees over a period of five years. During 2010, Forest contributed a total of $37,396 to the 401(k) Plan on behalf of the named executive officers.

Forest also has adopted an executive deferred compensation plan (the "EDC Plan"). Subject to an executive's election to participate and defer a sufficient amount of base salary into the EDC Plan, the EDC Plan allows the participant to receive into the EDC Plan the company's 401(k) matching contribution that cannot be made into the 401(k) Plan due to limits on 401(k) plans. During 2010, Forest contributed a total of $60,244 to the EDC Plan on behalf of the named executive officers.

Forest does not maintain an active defined benefit retirement program for its U.S. employees.

With respect to its Canadian employees, CFOL maintains the GSP, a voluntary, contributory retirement plan similar to a U.S. retirement plan qualified under Section 401(k) of the Code. The GSP is designed to encourage Canadian employees to save a portion of their current compensation for post-retirement living. Subject to certain limitations imposed by law, Canadian employees may contribute one to nine percent of their regular base pay to the plan through payroll deductions, and CFOL will then match that contribution up to a maximum of four percent. Like the 401(k) Plan, the GSP participants may choose to invest their account balances in certain investment options within the plan. During the 2010 year, CFOL contributed a total of CDN$10,548 (U.S. $10,605 based on the Bank of Canada exchange rate at December 31, 2010) to the GSP on Mr. Anderson's behalf.

CFOL's employees are also eligible to participate in the GPP. CFOL wants to assist its employees in achieving their retirement goals, and the GPP provides participants a basic income at retirement that will supplement personal savings and income from Canadian governmental plans. Each month, CFOL contributes an amount equal to five percent of the salary of each Canadian employee participating in the DCPP portion of the GPP (subject to contribution limitations imposed on such retirement plans by the Canada Revenue Agency). Employees do not directly contribute funds to the GPP, but they may direct CFOL to invest their account balances in certain investment options provided under the GPP. During the 2010 year, CFOL contributed a total of CDN$13,185 (U.S. $13,256 based on the Bank of Canada exchange rate at December 31, 2010) to the GPP on Mr. Anderson's behalf. Some of the Canadian employees who participated in the GPP prior to April 1, 2000 are eligible to receive certain defined benefit retirement benefits under the GPP; however, Mr. Anderson only participates in the DCPP portion of the GPP.

Other benefits.    During 2010, the Compensation Committee did not make any changes to the other benefits or perquisites that the named executive officers receive at Forest or CFOL. Those benefits include participation in plans available to all Forest and CFOL employees, such as medical and dental plans, group term life and accidental death and dismemberment insurance plans, and short-term and long-term disability plans. Named executive officers also receive reimbursement of tax-preparation and estate or financial planning expenses and the cost of an annual extensive physical examination. Historically, the reimbursements have involved small dollar amounts, and the Compensation Committee believes that they are reasonable and consistent with, or less generous than, the compensation practices of Forest's and CFOL's competitors.

In general, the severance agreements and the benefits that would flow to the executive officers in the event of an involuntary termination are explained below under "—Potential payments upon termination or change-of-control." In addition to the rationale provided above under "—Compensation discussion and analysis—Why does Forest choose to pay each element?," the Compensation Committee also believes that the double-trigger change-of-control severance benefits generally provided under the severance agreements provide a sufficient level of protection for the executive officer, as well as a retention incentive benefiting Forest and its shareholders, without creating an unreasonable obstacle to potential bona fide purchasers of Forest.

Forest entered into a severance agreement with one of the named executive officers, Mr. Colwell, prior to 2003. This "grandfathered" form provided for defined severance benefits in the event of (1) an involuntary termination that occurs in conjunction with a change-of-control or (2) an involuntary termination (defined to exclude from its scope a termination "for cause") that is not in conjunction with a change-of-control. When Forest entered into a new form of severance agreements with the executives, Forest determined that Mr. Colwell should also retain the additional severance benefit from his previous agreement that was based solely upon a termination of employment without reference to a change-of-control. This decision was based on the fact that, historically, the type of severance benefits provided to employees has been tied to when he or she first became an officer of Forest. The Compensation Committee believes that the longevity and demonstrated loyalty of the officers that had grandfathered forms should be taken into account and rewarded with the additional benefits contained in those forms. Forest ceased using the grandfathered agreement forms in 2003, and so officers such as Messrs. Anderson, Kennedy, Marter, and Richardson, who were first elected after 2003, do not have the severance benefits provided by the grandfathered forms.

All of the severance agreements with Forest's officers contain an excise tax gross-up provision for any "golden parachute" excise taxes within the meaning of Section 280G of the Code. Based on a review of peer company disclosures, the Compensation Committee believes that the vast majority of comparable exploration and production companies continue to provide its officers with excise tax gross-up provisions in their severance agreements. The Compensation Committee believes that, at the present time, such provisions are necessary in order for Forest to recruit and retain talented officers, and the Committee does not believe it is in Forest's best interest to take the lead in responding to certain groups' call for the elimination of such provisions.

Forest and CFOL keep records regarding other expenses that they pay on behalf of executive officers. If those expenses are not related to company business, they are paid directly by the officer or are reimbursed to Forest or CFOL. Certain expenses that are, in fact, related to company business represent additional compensation.

How does each compensation element and Forest's decisions regarding that element fit into Forest's overall compensation objectives and affect decisions regarding other elements?

The Compensation Committee considers each element of Forest's compensation program and, when making decisions regarding specific elements, takes into account how that element fits into Forest's overall compensation objectives. The Committee also considers how that element is affected by the other elements in the program.

The Compensation Committee has instructed Forest's Vice President, Human Resources, to continue to survey peer group companies and present updates to the Committee on a quarterly basis. The Committee also intends to continue using advice from its compensation consultant, Meridian, as a means to make informed decisions regarding all of the components of Forest's compensation program.

How do we assess any risks to which our compensation policies and practices may expose Forest?

The Compensation Committee has conducted a risk assessment of Forest's compensation policies and practices. All aspects of Forest's compensation programs, including base salary, annual incentive compensation, long-term incentive compensation, and benefits, including severance benefits payable upon involuntary termination of employment, have been reviewed in terms of the long-term best interests of shareholders. The Compensation Committee believes that Forest's executive pay practices comprise adequate financial security and incentives for executive officers to achieve the optimal short-term and long-term objectives of Forest. The Compensation Committee has concluded that Forest's compensation policies and practices do not create risks that are reasonably likely to have a material adverse effect on Forest.

How does accounting and tax treatments of each element of compensation impact Forest's decisions to provide the named executive officers with that element of compensation?

Forest's Compensation Committee generally makes compensation decisions for the named executive officers that are considered appropriate for the individual's position generally in

Forest's industry, what is considered competitive for that position at peer companies, his past performance, and any changes in duties that the individual may experience in the near future. The resulting accounting and tax treatment to the individual or Forest from the compensation is generally a secondary consideration to the Compensation Committee's decisions regarding what is proper compensation for the individual or Forest in light of then-current circumstances. However, Forest does account for its equity compensation expenses under the rules of FASB ASC Topic 718, which requires Forest to estimate and record an expense for each award of long-term incentive compensation over the vesting period of the award. Accounting rules also require Forest to record cash compensation as an expense at the time the obligation is accrued.

As noted above, the Compensation Committee considers the tax implications of awarding restricted stock awards to Canadian employees. The Compensation Committee made a decision to award phantom stock unit awards to Mr. Anderson in lieu of the restricted stock awards granted to our other named executive officers in order to offer our Canadian resident officer an equivalent value with respect to his long-term incentive awards as that granted to the other named executive officers.

Section 162(m) of the Code and its underlying regulations pertain to the deductibility of compensation to certain named executive officers in excess of $1,000,000, but this restriction on deductibility is limited to Forest's chief executive officer and Forest's three other most highly compensated employees other than its chief financial officer that were serving in those capacities at the end of 2010. Therefore, with respect to our named executive officers, Section 162(m) of the Code would have been applicable only to Messrs. Kennedy and Marter. Forest has adopted a policy to provide "performance-based compensation" that is exempt from the Section 162(m) of the Code limitations to the extent practicable. The 2007 Stock Plan has been approved by Forest's shareholders, and as a result, certain elements of the 2007 Stock Plan are designed to provide performance-based incentive compensation, which would be fully deductible under Section 162(m) of the Code. The 2010 performance unit grants made to Messrs. Kennedy and Marter are intended to be fully deductible under Section 162(m) of the Code. While the deductibility of compensation is important to Forest and actions will sometimes be taken to ensure the deductibility of compensation, the Compensation Committee has also determined that some flexibility is required, notwithstanding the statutory and regulatory provisions, in negotiating and implementing incentive compensation programs. It has, therefore, retained the discretion to award some bonus payments based on non-quantitative performance measurements and other criteria that it may determine, in its discretion, from time to time, such as described with respect to the 2010 AIP.

What actions do we anticipate taking with respect to our own compensation plans and arrangements in connection with and following this offering?

In connection with this offering, we intend to implement certain compensation plans and arrangements for our employees, such as severance agreements, annual incentive bonus plans, and long-term incentive compensation plans, that will be similar in philosophy to the Forest plans and arrangements described above, but they will be tailored to fit our specific business goals, rather than Forest's, on a going forward basis. We have adopted the Lone Pine Resources Inc. 2011 Stock Incentive Plan and approved the forms of severance agreements, but have not taken any definitive actions to implement such other plans and arrangements at this time. We anticipate that such other plans and arrangements will contain terms and conditions similar to the descriptions we have provided below.

Severance Agreements.    We intend to enter into severance agreements with each of our executive officers, including Mr. Anderson, and certain of our and CFOL's key employees, which agreements will be effective immediately upon the completion of this offering. Each severance agreement will provide benefits only in connection with an "involuntary termination" of employment that occurs within two years after a "change of control" of Lone Pine. For this purpose, we expect an "involuntary termination" of employment to occur if the employee's employment is terminated by us or CFOL for any reason other than for cause or if the employee resigns within 60 days after becoming subject to a "change of duties" (except that a termination as a result of death, disability, or resignation on or after attaining age 65 will not be considered to be an involuntary termination of employment). A "change of duties" is generally defined under the severance agreements as a significant change in the employee's authorities or duties, a reduction in the employee's annual base salary, a diminution in eligibility to participate in bonus, stock option, incentive award, and other compensation plans, a diminution in employee benefits and perquisites, or a change in the employee's principal place of employment by more than 50 miles. The severance agreement defines a "change of control" generally as the occurrence of any one of the following: (1) the acquisition by any individual or group of beneficial ownership of 50% or more of either the then outstanding shares of our common stock or the combined voting power of our then outstanding voting securities; (2) individuals who, immediately after the closing of the offering, constitute our board of directors (and certain new directors approved by certain members of our board of directors) cease to constitute a majority of our board of directors; or (3) the consummation of a reorganization, merger, consolidation or other business combination of Lone Pine or any of its subsidiaries, or the sale, lease or other disposition of all or substantially all of our assets, or our liquidation or dissolution, unless following any such transaction the owners of our securities before the transaction own more than 50% of the resulting or acquiring company and at least a majority of the members of the board of directors of the resulting company were members of our board of directors at the time of the approval of such transaction. In the event that an employee's employment is involuntarily terminated as described above within two years after a change of control occurs, the severance benefits provided under the severance agreement consist of a lump sum cash payment equal to 2.5 times the employee's annual base salary (which amount will be payable 60 days after such termination of employment), continued coverage under our medical and dental benefit plans for the employee and his spouse and eligible dependents for a period of two years without any cost to the employee, and the full vesting of outstanding options to purchase our common stock and any accrued benefits under nonqualified deferred compensation plans that we sponsor. Generally, as a condition to receiving any payments or benefits, the severance agreement will require the employee to release us in writing from all claims and causes of action, including those arising out of the employee's employment or his termination of employment. Each severance agreement is expected to have an initial term of 30 months, subject to automatic successive renewal periods of 30 months unless the compensation committee of our board of directors chooses not to renew the agreement.

Lone Pine Resources Inc. Annual Incentive Plan.    Our board of directors intends to adopt the Lone Pine Resources Inc. Annual Incentive Plan, or the Lone Pine 2011 AIP, following the completion of this offering. In general terms, the Lone Pine 2011 AIP will be designed to meet the following objectives:

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provide an annual incentive plan framework that is performance-driven and focused on objectives that will be critical to our success;

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offer competitive cash compensation opportunities to all of our employees; and

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incentivize and reward outstanding achievement.

Lone Pine Resources Inc. 2011 Stock Incentive Plan.    Our board of directors has adopted the Lone Pine Resources Inc. 2011 Stock Incentive Plan, or the Lone Pine Stock Incentive Plan, in connection with this offering, and the Lone Pine Stock Incentive Plan has been approved by Forest as our sole stockholder. The Lone Pine Stock Incentive Plan is designed to enable us and our affiliates to provide a means to attract able directors, employees, and consultants and to provide a means whereby those individuals upon whom the responsibilities of the successful administration and management of us and our affiliates rest, and whose present and potential contributions to us and our affiliates are of importance, can acquire and maintain stock ownership, thereby strengthening their concern for our welfare and that of our affiliates. A further purpose of the Lone Pine Stock Incentive Plan is to provide such individuals with additional incentives and reward opportunities designed to enhance our profitable growth and that of our affiliates. Accordingly, the Lone Pine Stock Incentive Plan provides for the following types of awards:

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discretionary grants to our employees and employees of our subsidiary corporations of stock options that constitute incentive stock options as defined in Section 422 of the Code, which are referred to herein as incentive stock options;

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discretionary grants to employees, consultants, and directors of us and our affiliates of (1) stock options that do not constitute incentive stock options, which are referred to herein as non-statutory stock options, (2) shares of our common stock that are subject to restrictions on disposition and forfeiture to us under certain circumstances, which are referred to herein as restricted stock, (3) shares of our common stock, cash payments, or a combination thereof that may be earned based on the satisfaction of various performance measures, which are referred to herein as performance awards, and (4) shares of our common stock, cash payments, or a combination thereof that vest over a period of time, which are referred to herein as phantom stock awards; and

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non-discretionary grants of restricted stock or phantom stock awards to our non-employee directors, which are referred to herein as non-discretionary director stock awards.

Number of shares to be subject to the Lone Pine Stock Incentive Plan and award limits.    The aggregate maximum number of shares of our common stock that may be issued under the Lone Pine Stock Incentive Plan, including the aggregate maximum number of shares of our common stock that may be issued under the Lone Pine Stock Incentive Plan through incentive stock options, will not exceed 7,500,000 shares of common stock. These amounts will be subject to adjustment upon a reorganization, stock split, recapitalization, or other change in our capital structure. In addition, awards made under the Lone Pine Stock Incentive Plan that terminate unexercised or are forfeited, and shares surrendered in payment of the purchase price of an award or withheld for payment of applicable taxes, will again become available for future awards under the Lone Pine Stock Incentive Plan.

The Lone Pine Stock Incentive Plan includes a limit on the maximum number of shares of our common stock that may be subject to awards denominated in such shares granted under the Lone Pine Stock Incentive Plan to any one individual during the term of such plan in an amount equal to 50% of the maximum number of shares that may be issued under such plan. The Lone Pine Stock Incentive Plan also includes a $5 million limit on the amount of compensation that may be paid under all performance awards under the Lone Pine Stock Incentive Plan denominated in cash (including the fair market value of any shares of our common stock paid in satisfaction of such performance awards) granted to any one individual during any calendar year, and that any payment due with respect to a performance award will be paid no later than 10 years after the date of grant of such performance award.

Eligibility and participation in the Lone Pine Stock Incentive Plan.    All of our employees, consultants and directors, as well as the employees and consultants of our affiliates, are eligible to participate in the Lone Pine Stock Incentive Plan. The selection of those employees, consultants and directors, from among those eligible, who will receive awards will be within the discretion of the administrators of the Lone Pine Stock Incentive Plan. However, non-discretionary director stock awards will be awarded only to our non-employee directors, and incentive stock options may be granted only to our employees and those of our parent and subsidiary corporations.

Administration.    The Lone Pine Stock Incentive Plan will be administered by a committee of, and appointed by, our board of directors and will be comprised solely of two or more non-employee directors who also qualify as "outside directors" (within the meaning assigned to such term under Section 162(m) of the Code). Our board of directors has appointed a subcommittee of our compensation committee to administer the Lone Pine Stock Incentive Plan. However, prior to the completion of this offering, our board of directors may appoint the compensation committee of Forest's board of directors to administer the Lone Pine Stock Incentive Plan.

The committee has full authority, subject to the terms of the Lone Pine Stock Incentive Plan, to establish rules and regulations for the proper administration of the Lone Pine Stock Incentive Plan, to select the employees, consultants and directors to whom awards are granted, and to set the date of grant, the type of award that shall be made and the other terms of the awards. When granting awards, the committee will consider such factors as an individual's duties and present and potential contributions to our success. However, the committee will not have the authority or discretion to determine the number of shares of our common stock that will be subject to non-discretionary director stock awards as such number will be determined automatically under the terms of the Lone Pine Stock Incentive Plan. In addition, our board of directors has all of the powers under the Lone Pine Stock Incentive Plan that have been granted to the committee. Thus, our board of directors may, among other things, grant awards under the Lone Pine Stock Incentive Plan.

We anticipate that the committee may, from time to time and in its sole discretion, delegate to our chief executive officer the administration of the Lone Pine Stock Incentive Plan, including the right to grant awards, insofar as such administration and power to grant awards relates to any person who is not subject to Section 16 of the Securities Exchange Act of 1934, as

amended. Such delegation may be effective only so long as the chief executive officer is also one of our directors, and the committee has the authority to revoke the delegation at any time. The committee, in its sole discretion, also has the authority to place any conditions and restrictions on the powers delegated to the chief executive officer. In the event of a conflict in a determination or interpretation under the Lone Pine Stock Incentive Plan as between the committee and our chief executive officer, the determination or interpretation of the committee will be conclusive.

Term of Lone Pine Stock Incentive Plan.    The Lone Pine Stock Incentive Plan became effective on April 25, 2011, which was the date such plan was adopted by our board of directors and approved by Forest, as our sole stockholder. No further awards may be granted under the Lone Pine Stock Incentive Plan after the date which is 10 years after the effective date of the plan, and the Lone Pine Stock Incentive Plan will terminate thereafter once all awards have been satisfied, exercised, or expire. Our board of directors in its discretion may terminate the Lone Pine Stock Incentive Plan at any time with respect to any shares of our common stock for which awards have not theretofore been granted.

Stock options

Term of option.    The term of each option will be as specified by the committee at the date of grant (but not more than 10 years). The effect of the termination of an optionee's employment, consulting relationship, or membership on our board of directors will be specified in the option contract that evidences each option grant.

Option price.    The option price will be determined by the committee and will be no less than the fair market value of the shares on the date the option is granted. Except for adjustments for certain changes in our common stock, the committee will not have the authority, without the approval of our stockholders, to amend any outstanding option contract that evidences an option grant to lower the option price (or cancel, replace, or exchange any outstanding option contract for a cash payment, another award under the Lone Pine Stock Incentive Plan, or an option contract having a lower option price).

Special rules for certain shareholders.    If an incentive stock option is granted to an employee who then owns, directly or by attribution under the Code, stock possessing more than 10% of the total combined voting power of all classes of our stock or that of a subsidiary, then the term of the option will not exceed five years, and the option price will be at least 110% of the fair market value of the shares on the date that the option is granted.

Size of grant.    Subject to the limitations described above, the number of shares for which an option will be granted to an employee, consultant or director will be determined by the committee.

Status of options.    The status of each option that may be granted to an employee as either an incentive stock option or a non-statutory stock option will be designated by the committee at the time of grant. If, however, the aggregate fair market value (determined as of the date of grant) of shares with respect to which incentive stock options become exercisable for the first time by an employee exceeds $100,000 in any calendar year, the options with respect to the excess shares will be non-statutory stock options. All options granted to consultants and non-employee directors will be non-statutory stock options.

Payment.    The option price upon exercise may, at the discretion of the committee, be paid by an optionee in cash, other shares of our common stock owned by the optionee, or by a combination of cash and shares of our common stock. Additionally, stock appreciation rights may be granted to optionees in conjunction with stock options granted under the Lone Pine Stock Incentive Plan. Stock appreciation rights will give the holder, among other things, the right to a payment in cash, shares of our common stock, or a combination thereof, in an amount equal to the number of stock appreciation rights exercised by the holder multiplied by the excess of the fair market value of the common stock on the exercise date over the option exercise price. The Lone Pine Stock Incentive Plan also allows the committee, in its discretion, to establish procedures pursuant to which an optionee may effect a cashless exercise of an option.

Option agreement.    All options will be evidenced by a written contract containing provisions consistent with the Lone Pine Stock Incentive Plan and such other provisions as the committee deems appropriate.

Transferability.    An incentive stock option will not be transferable other than by will or the laws of descent and distribution or as otherwise permitted under the Code, and may be exercised during the employee's lifetime only by the employee or his or her guardian or legal representative. A non-statutory stock option will not be transferable other than by will or the laws of descent and distribution, pursuant to a qualified domestic relations order, or with the consent of the committee.

Restricted stock

Transfer restrictions and forfeiture obligations.    Pursuant to any restricted stock award the committee may grant, shares of our common stock will be issued or delivered to the employee, consultant, or director at the time the award is made without any payment to us (other than for any payment amount determined by the committee in its discretion), but such shares will be subject to certain restrictions on the disposition thereof and certain obligations to forfeit and surrender such shares to us as may be determined in the discretion of the committee. The committee will have the authority to provide that the restrictions on disposition and the obligations to forfeit the shares will lapse based on the following:

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the attainment of one or more performance measures to be established by the committee that are based on such items as: (1) the price of a share of our common stock, (2) our earnings per share, (3) our market share, (4) the market share of one of our business units as designated by the committee, (5) our sales, (6) the sales of a business unit designated by the committee, (7) our operating income or operating income margin or that of one of our business units, (8) our net income or net income margin (before or after taxes) or that of any one of our business units as designated by the committee, (9) our cash flow or return on investment or that of any of our business units as designated by the committee, (10) our earnings or earnings margin before or after interest, taxes, depreciation, and/or amortization or that of any of our business units designated by the committee, (11) the economic value added, (12) our return on capital, assets, or shareholders' equity, or (13) our total shareholders' return;

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the holder's continued employment or continued service as a consultant or director with us and our affiliates for a specified period;

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the occurrence of any event or the satisfaction of any other condition specified by the committee in its sole discretion; or

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a combination of any of these factors.

The performance measures may be made subject to adjustment for specified significant extraordinary items or events, and may be absolute, relative to one or more other companies, or relative to one or more indexes, and may be contingent upon our future performance or the future performance of any of our affiliates and/or business units. Upon the issuance of shares of our common stock pursuant to a restricted stock award, except for the foregoing restrictions and unless otherwise provided, the recipient of the award will have all the rights of one of our shareholders with respect to such shares, including the right to vote such shares and to receive all dividends and other distributions paid with respect to such shares. At the time of such award, the committee will have the authority, in its sole discretion, to prescribe additional terms, conditions or restrictions relating to restricted stock awards, including but not limited to rules pertaining to the effect of the termination of employment or service as a consultant or a director of a recipient of restricted stock (by reason of retirement, disability, death, or otherwise) prior to the lapse of any applicable restrictions.

Non-discretionary director stock awards.    The Lone Pine Stock Incentive Plan provides that our non-employee directors will receive certain automatic restricted stock awards or, in the case of our Canadian non-employee directors, phantom stock unit awards under such plan. The Lone Pine Stock Incentive Plan provides that, upon completion of this offering, each of our non-employee directors will receive, as of such date, an award covering a number of shares of our common stock equal to the quotient obtained by dividing $100,000 (or, in the case of the chairman of our board of directors, $150,000) by the offering price under our initial public offering. This award will vest upon the earlier of the first anniversary of the completion of the offering, a change of control of Lone Pine, or the date of the director's termination of service as a director by reason of death or disability. In addition, the Lone Pine Stock Incentive Plan provides that each non-employee director who is elected to our board of directors for the first time after the completion of this offering will receive, as of the date of such election, an award covering a number of shares of our common stock equal to the quotient obtained by dividing $100,000 (or, in the case of the chairman of our board of directors, $150,000) by the fair market value of a share of our common stock on the date of such election. The Lone Pine Stock Incentive Plan also provides that, as of the date of each annual meeting of our stockholders that occurs after the completion of this offering, each of our non-employee directors then in office and who is not entitled to receive (and who has not, during the period beginning on January 1 next preceding the date of such annual meeting and ending on the date of such annual meeting, received) a non-discretionary director stock award as described above will receive an award covering a number of shares of our common stock equal to the quotient obtained by dividing $100,000 (or, in the case of the chairman of our board of directors, $150,000) by the fair market value of a share of our common stock on the date of such annual meeting. Notwithstanding the above, for so long as Forest is our affiliate (within the meaning of the Lone Pine Stock Incentive Plan), a non-employee director of Lone Pine who is also an employee of Forest or any of its subsidiaries will not receive a non-discretionary director stock award as described above; however, if such a non-employee director would have received such an award if he or she was not so employed, then, on the date Forest ceases to be our affiliate, such non-employee director will receive an award (provided he or she is then still a non-employee director) as described above determined as if the individual was elected to our board of directors for the first time on the date Forest ceases to be our affiliate. Each non-discretionary director stock award that is made after the completion of this offering will be subject to certain transfer restrictions and obligations to forfeit and surrender such shares to us as may be determined in the discretion of the committee prior to the date of grant of the award.

Accelerated vesting.    The committee has the power, in its discretion, to fully vest any outstanding restricted stock award as of a date determined by the committee, but, except in connection with a corporate change as discussed below, the committee may not take any action to vest a restricted stock award that has been granted to a covered employee (within the meaning of Section 162(m) of the Code) if such award has been designed to meet the exception for performance-based compensation under Section 162(m) of the Code.

Other terms and conditions.    The committee has the authority to establish other terms and conditions for the issuance of restricted stock awards under the Lone Pine Stock Incentive Plan.

Performance awards

Performance period.    The committee has the ability, in its sole discretion, to grant performance awards under the Lone Pine Stock Incentive Plan that may be paid in cash, shares of our common stock, or a combination thereof, as determined by the committee. At the time of the grant, the committee will establish the maximum number of shares of our common stock subject to, or the maximum value of, each performance award and the performance period over which the performance applicable to the award will be measured. A performance award will terminate if the recipient's employment or service as a consultant or director of us and our affiliates terminates during the applicable performance period, except as otherwise determined by the committee.

Performance measures.    The receipt of cash or shares of our common stock pursuant to a performance award will be contingent upon our satisfaction, or satisfaction by any of our affiliates, divisions, or departments, of performance targets established by the committee either (1) prior to the beginning of the performance period, or (2) within 90 days after the beginning of the performance period if the outcome of the performance targets is substantially uncertain at the time the targets are established, but not later than the date that 25% of the performance period has elapsed. The performance targets may be made subject to adjustment for specified significant extraordinary items or events and may be absolute, relative to one or more other companies, or relative to one or more indexes. The performance targets may be based upon items such as the following:

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the price of a share of our common stock;

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our earnings per share;

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our market share or the market share of one of our business units designated by the committee;

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our sales or the sales of one of our business units designated by the committee;

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our operating income or operating income margin or that of one of our business units;

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our net income or net income margin (before or after taxes) or that of any of our business units designated by the committee;

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our cash flow or return on investment or that of any of our business units designated by the committee;

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our earnings or earnings margin before or after interest, taxes, depreciation, and/or amortization or that of any of our business units designated by the committee;

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the economic value added;

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our return on capital, assets, or shareholders' equity achieved;

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our total shareholders' return achieved; or

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any combination of any of the foregoing.

The committee has the authority, in its sole discretion, to provide for an adjustable performance award value based upon the level of achievement of performance measures and/or provide for a reduction in the value of a performance award during the performance period.

Payment.    Following the end of the performance period, the committee will determine and certify in writing the amount payable to the holder of the performance award, not to exceed the maximum number of shares of our common stock subject to, or the maximum value of, the performance award, based on the achievement of the performance measures for such performance period. Payment will be made in cash, shares of our common stock, or a combination thereof, as determined by the committee. Such payment may be made in a lump sum or in installments as prescribed by the committee. If a performance award covering shares of our common stock is to be paid in cash, then such payment will be based on the fair market value of such stock on the payment date or such other date as may be specified by the committee.

Other terms and conditions.    The committee has the authority to establish other terms and conditions for performance awards under the Lone Pine Stock Incentive Plan.

Phantom stock awards

Awards and forfeiture.    Phantom stock awards under the Lone Pine Stock Incentive Plan will be awards of rights to receive shares of our common stock (or the fair market value thereof), or rights to receive amounts equal to share appreciation over a specific period of time. Such awards will vest over a period of time established by the committee, without satisfaction of any performance criteria or objectives. The committee has the right, in its discretion, to require payment or other conditions of the recipient of a phantom stock award. A phantom stock award may include a stock appreciation right that is granted independently of a stock option. A phantom stock award will terminate if the recipient's employment or service as a consultant or director of us and our affiliates terminates during the applicable vesting period, except as otherwise determined by the committee.

Payment.    The payment of a phantom stock award will be made in cash, shares of our common stock, or a combination thereof. Payment may be made in a lump sum or in installments as prescribed by the committee. Any payment to be made in cash will be based on the fair market value of our common stock on the payment date or such other date as may be specified by the committee.

Other terms and conditions.    The committee has the authority to establish other terms and conditions for phantom stock awards under the Lone Pine Stock Incentive Plan.

Corporate change and other adjustments.    Upon a corporate change, as defined below, the committee may accelerate the vesting of options and stock appreciation rights, cancel options and stock appreciation rights and cause us to make payments in respect thereof in cash, or adjust the outstanding options and stock appreciation rights as appropriate to reflect such corporate change (including, without limitation, adjusting an option or stock appreciation right to provide that the number and class of shares of stock covered by such award will be adjusted so that the award will thereafter cover securities of the surviving or acquiring corporation or other property (including cash) as determined by the committee). Upon the occurrence of a corporate change, the committee has the ability to adjust the outstanding restricted stock awards as appropriate to reflect such corporate change or fully vest such outstanding restricted stock awards and, upon such vesting, all restrictions applicable to such restricted stock will terminate. The Lone Pine Stock Incentive Plan provides that a corporate change shall occur if (1) we are to be dissolved and liquidated, (2) we are not the surviving entity in any merger, consolidation, or other business combination or reorganization (or survive only as a subsidiary of an entity), (3) we sell, lease, or exchange or agree to sell, lease, or exchange all or substantially all of our assets, (4) any person, entity, or group acquires or gains ownership or control of more than 40% of the outstanding shares of our voting stock, or (5) after a contested election of directors, the persons who were directors before such election cease to constitute a majority of our board of directors.

The Lone Pine Stock Incentive Plan states that the maximum number of shares that may be issued under the Lone Pine Stock Incentive Plan, the maximum number of shares that may be issued under the Lone Pine Stock Incentive Plan as incentive stock options, and the maximum number of shares that may be issued to any one individual and the other award limitations, as well as the number and price of shares of our common stock or other consideration subject to an award under the Lone Pine Stock Incentive Plan, will be appropriately adjusted by the committee in the event of changes in our outstanding common stock by reason of recapitalizations, reorganizations, mergers, consolidations, combinations, split-ups, split-offs, spin-offs, exchanges, or other relevant changes in capitalization or distributions to the holders of our common stock occurring after an award is granted.

Amendments.    Our board of directors may from time to time amend the Lone Pine Stock Incentive Plan; however, any change that would impair the rights of a participant with respect to an award theretofore granted will require the participant's consent. Further, without the prior approval of our stockholders, our board of directors may not amend the Lone Pine Stock Incentive Plan to change the class of eligible individuals, increase the number of shares of our common stock that may be issued under the Lone Pine Stock Incentive Plan, increase the number of shares of our common stock that may be issued under the Lone Pine Stock Incentive Plan through incentive stock options, amend the Lone Pine Stock Incentive Plan in a manner that requires shareholder approval pursuant to the requirements of any exchange on which shares of our common stock are listed, or amend or delete the provisions of the Lone Pine Stock Incentive Plan that restrict the ability of our board of directors to amend the Lone Pine Stock Incentive Plan or prevent the committee from amending any outstanding option contract to lower the option price (or cancel, replace, or exchange any outstanding option contract for a cash payment, another award under the Lone Pine Stock Incentive Plan, or an option contract having a lower option price).

Summary compensation table

The table below discloses the total compensation paid or earned by the individuals that served as our principal executive officer, our principal financial officer, and the other three most highly paid executive officers who we refer to as the "named executive officers," or "NEOs," for the fiscal year ending December 31, 2010.

As reflected in the table, in 2010, on average, the named executive officers' base salary accounted for approximately 23% of total compensation, non-equity incentive compensation (consisting of cash bonuses awarded under Forest's 2010 AIP) for services rendered in 2010 accounted for approximately 21% of total compensation, long-term equity incentive awards accounted for 54% of total compensation, and the remainder was comprised of other benefits and perquisites. The footnotes to the Summary Compensation table provide disclosure for fiscal year 2010, unless otherwise indicated.

Name and principal position (a)	Year (b)	Salary ($)(c)(1)		Bonus ($)(d)(2)	Stock awards ($)(e)(3)	Option awards ($)(f)(3)	Non-equity incentive plan compensation ($)(g)(4)		Change in pension value and nonqualified deferred compensation earnings ($)(h)(5)	All other compensation ($)(i)(6)		Total ($)(j)

David M. Anderson President	2010 2009	265,124 247,198	(7) (7)	0 0	698,625 290,320	0 0	170,000 204,286	(7) (7)	0 0	23,861 21,051	(7) (7)	1,157,610 762,855
Michael N. Kennedy(8) Vice President	2010 2009	312,500 218,333		0 0	1,257,525 836,860	0 0	425,000 275,000		0 0	26,478 21,182		2,021,503 1,351,375
Cyrus D. Marter IV(8) Vice President, Secretary	2010 2009	355,000 350,000		0 0	838,350 399,190	0 0	375,000 300,000		0 0	30,221 32,574		1,598,571 1,081,764
Cecil N. Colwell(8) Vice President	2010 2009	321,250 315,000		0 0	419,175 272,175	0 0	250,000 190,000		2,968 3,527	30,294 28,122		1,023,687 808,824
Daniel R. Richardson(8) Treasurer	2010	231,750		0	279,450	0	120,000		0	21,242		652,442

(1)   Amounts shown represent base salary paid during the fiscal year, as described under the caption "—Compensation discussion and analysis—How does Forest determine the amount (and, where applicable, the formula) for each element—Base salary" on page 138.

(2)   The named executive officers did not receive payments that would be characterized as "Bonus" payments for the fiscal year ended December 31, 2010. Cash Bonus Awards that were paid under Forest's 2010 AIP in March 2011 are reflected in the column "Non-equity incentive plan compensation" and discussed in footnote (4) below.

(3)   Amounts reflect the aggregate grant date fair value of stock awards computed in accordance with FASB ASC Topic 718, disregarding any estimates of forfeitures relating to service-based vesting conditions, for fiscal 2010 and 2009, respectively. The grant date fair value of the restricted stock and phantom stock units was determined by averaging the high and low stock price of a share of Forest's common stock as published by the New York Stock Exchange on the date of grant. The grant date fair value of the performance units was determined using a process that takes into account probability-weighted shareholder returns assuming a large number of possible stock price paths (which are modeled based on inputs such as volatility and the risk-free interest rate). See "—2010 Grants of Plan-Based Awards" below.

(4)   Amounts reflect the cash bonus awards to the NEOs under the 2010 AIP, which is discussed in further detail under the caption "—Compensation discussion and analysis—How does Forest determine the amount (and, where applicable, the formula) for each element—Annual incentive bonus" on page 140. Bonus awards under the 2010 AIP were accrued and earned in 2010 and were paid in March 2011.

(5)   Amounts reflect the actuarial increase in the present value of the NEO's benefits under the Forest Oil Corporation Pension Trust Agreement, or the Pension Trust. This amount is determined using interest rate and mortality rate assumptions consistent with those used in Forest's financial statements and include amounts that the NEO may not currently be entitled to receive because such amounts are not vested. Mr. Colwell is the only NEO that participates in the Pension Trust. Earnings on nonqualified deferred compensation are not included in this column, since no named executive officer earned above-market or preferential earnings on nonqualified deferred compensation during the fiscal year.

(6)   Amounts shown for Mr. Anderson include contributions of U.S. $13,256 with respect to amounts contributed to the GPP and U.S. $10,605 with respect to amounts contributed to the GSP. Amounts contributed on Mr. Anderson's behalf into the GPP represent five percent of his annual compensation, as further described in "—Compensation discussion and analysis" above. Amounts shown for each of the other NEOs include: (i) matching contributions to the 401(k) Plan, Mr. Marter, $12,125; (ii) matching contributions to the executive deferred compensation plan, Mr. Kennedy, $18,000, Mr. Marter, $16,275, and Mr. Colwell, $16,550; and (iii) the taxable value of group term life insurance coverage in excess of $50,000. The amounts attributable to each such perquisite or benefit for each NEO did not exceed the greater of $25,000 or 10% of the total amount of perquisites received by the NEO.

(7)   Amounts shown have been converted from Canadian to U.S. dollars, using the Bank of Canada exchange rate of 1.0054 as of noon on December 31, 2010.

(8)   Amounts shown for these named executive officers were paid by, and earned as compensation from, Forest.

2010 grants of plan-based awards

The following table provides information about Forest's plan-based awards, including cash payouts, phantom stock units, restricted stock, and performance units awarded to each of the named executive officers for services provided during 2010.

								All other stock awards: number of shares of stock or units(3) (#) (i)		All other option awards: number of securities underlying options (#)(4) (j)
		Estimated future payouts under non-equity incentive plan awards(1)			Estimated future payouts under equity incentive plan awards(2)						Exercise or base price of option awards ($/Sh) (k)	Grant date fair value of stock and option awards(5) ($) (l)
Name (a)	Grant date (b)	Threshold ($) (c)	Target ($) (d)	Maximum ($) (e)	Threshold (#) (f)	Target (#) (g)	Maximum (#) (h)

David M. Anderson		28,081	112,323	224,647
Performance Units	05/21/10				0	12,500	25,000			0	N/A	395,375
Phantom Units	05/21/10							12,500	(6)			303,250

Michael N. Kennedy		65,625	262,500	525,000
Performance Units	05/21/10				0	22,500	45,000			0	N/A	711,675
Restricted Stock	05/21/10							22,500				545,850

Cyrus D. Marter IV		55,500	222,000	444,000
Performance Units	05/21/10				0	15,000	30,000			0	N/A	474,450
Restricted Stock	05/21/10							15,000				363,900

Cecil N. Colwell		51,000	204,000	408,000
Performance Units	05/21/10				0	7,500	15,000			0	N/A	237,225
Restricted Stock	05/21/10							7,500				181,950

Daniel R. Richardson		23,700	94,800	189,600
Performance Units	05/21/10				0	5,000	10,000					158,150
Restricted Stock	05/21/10							5,000		0	N/A	121,300

(1)   Amounts represent a range of possible cash payouts under Forest's 2010 AIP. As described under "—Compensation discussion and analysis" above, the Compensation Committee sets target bonus amounts at the beginning of the fiscal year under Forest's annual incentive plan. The threshold amount shown in column (c) reflects the minimum payment level under the 2010 AIP, which is 25% of the target amount shown in column (d); however, no payments will be made under this plan unless the minimum 25% performance targets are achieved. The maximum amount shown in column (e) is 200% of such target amount, which represents the maximum payment level under the 2010 AIP; however, the maximum limit for individual employees, including the NEOs, is determined by the Compensation Committee, and it has discretion to increase the size of individual awards in excess of 200%. The amounts shown in columns (c), (d), and (e) are based on the NEO's December 31, 2010 salary and position. The actual amounts awarded for fiscal 2010 are set forth in the Summary Compensation table in the non-equity incentive plan compensation column. Amounts shown for Mr. Anderson have been converted to U.S. dollars, using the Bank of Canada exchange rate of 1.0054 as of noon on December 31, 2010.

(2)   The amounts represent the threshold, target, and maximum payouts for performance unit awards granted under the 2007 Stock Plan to each NEO during fiscal 2010 by the Compensation Committee. The restrictions on these awards lapse on the dates shown in the footnotes to the Outstanding Equity Awards at Fiscal Year-End table, with total payout based on relative shareholder return compared to a list of peer companies. Under the terms of the performance unit award agreements, each performance unit represents a contractual right to receive one share of Forest's common stock; provided that the actual number of shares that may be deliverable under an award will range from 0% to 200% of the number of performance units awarded, depending on Forest's relative total shareholder return in comparison to an identified peer group during the 36-month performance period ending on March 31, 2013. The payouts will be at (a) zero if Forest's relative total shareholder return ranks 11th or worse among a group of 13 companies including Forest and its 12 peer companies, (b) target (or 100% of the initial award) if Forest's relative total shareholder return is 7th, and (c) maximum (or 200% of the initial award) if Forest's relative total shareholder return is among the top three. Forest's required ranking to achieve a specified level of payout is subject to change as provided in the performance unit award agreement if the number of peer companies is reduced during the performance period. For purposes of the performance unit awards, "total shareholder return" means the annualized rate of return shareholders receive through stock price changes and the assumed reinvestment of dividends paid over the applicable 36-month performance period, and is calculated using the 20-trading day average prior to the date of grant and the end of the performance period, respectively.

(3)   Amounts represent shares of restricted stock awarded to each of the NEOs (other than Mr. Anderson) under the 2007 Stock Plan, which were approved by the Compensation Committee. The restrictions on these awards lapse on the dates shown in the footnotes to the Outstanding Equity Awards at Fiscal Year-End table. As reflected in the table, the restrictions generally lapse 100% on the third anniversary of the date of the award, subject to the NEO's continued employment. The restricted shares are held by Forest until the restrictions lapse; however, the NEO may exercise voting power and participate in dividends, if any, declared on Forest's common stock.

(4)   No stock options were awarded to the named executive officers during fiscal year 2010.

(5)   The amounts shown in this column reflect the grant date fair value of the awards under FASB ASC Topic 718 used by Forest for financial statement reporting purposes, disregarding estimated forfeitures. The grant date fair value of the restricted stock and phantom stock units was determined by averaging the high and low stock price of a share of Forest's common stock as published by the New York Stock Exchange on the date of grant. The grant date fair value of the performance units was determined using a process that takes into account probability-weighted shareholder returns assuming a large number of possible stock price paths (which are modeled based on inputs such as volatility and the risk-free interest rate).

(6)   Amount represents a phantom stock unit award to Mr. Anderson under the 2007 Stock Plan, which was approved by the Compensation Committee. The restrictions on this award will lapse on the dates shown in the footnotes to the Outstanding Equity Awards at Fiscal Year-End table. As reflected in the table, the restrictions generally lapse 100% on the third anniversary of the date of the award, subject to the Mr. Anderson's continued employment.

Narrative disclosure to Summary Compensation table and grants of plan-based awards table

The restricted stock agreements, the phantom stock unit agreements, and the performance unit award agreements that govern the restricted stock, phantom stock unit awards, and performance unit awards made to our named executive officers during the 2010 year generally provide that the awards will remain restricted, unvested, or unearned for a period of three years from the date of grant. However, with respect to any outstanding restricted stock awards or phantom stock unit awards, in the event of an executive's termination due to death, disability, an involuntary termination, or the occurrence of a corporate change, such awards will no longer be subject to restrictions, or will receive accelerated vesting, as applicable. With respect to the performance unit awards, (a) upon a termination due to death or disability, the executive will be deemed to have earned a number of shares of Forest common stock equal to the number of initial performance units granted pursuant to the award multiplied by a fraction, the numerator of which is the number of months of the three-year performance period that the executive was employed and the denominator of which is 36, and (b) in the event of an involuntary termination or the occurrence of a corporate change, the executive will be entitled to receive a number of shares of common stock that would have been earned based on Forest's total shareholder return in comparison to its peer companies, assuming the date of termination or corporate change, as the case may be, as the last day of the performance period. In addition, in the event of a corporate change the Compensation Committee may elect, in its sole discretion, to have Forest satisfy the executive's rights in respect of any performance units, in whole or in part, by making a cash payment in lieu of shares of Forest common stock.

For purposes of the awards granted under the 2007 Stock Plan, an executive generally will be considered to have a "Disability" if, as a result of the executive's incapacity due to physical or mental illness, the executive has been absent from full-time performance of the executive's duties for a period of six consecutive months, and the executive has not returned to full-time employment within a thirty-day period after the executive has been given notice by Forest that his employment will be terminated due to his disability. The agreements generally define an "Involuntary Termination" as any termination that does not result from the executive's resignation, but does not include a termination as a result of death, disability, or a termination by Forest by reason of the executive's unsatisfactory performance or a final conviction of a misdemeanor involving moral turpitude or a felony. A "Corporate Change," or change-of-control, pursuant to the agreements is defined to include: (1) a merger, consolidation, or other reorganization where Forest is not the surviving entity; (2) a sale, lease, or exchange of all or substantially all of Forest's assets; (3) a dissolution or liquidation of Forest; (4) a person or entity acquiring or gaining ownership or control of more than 50% of Forest's voting stock; or (5) the persons who were directors of Forest prior to a contested election of directors no longer constitute a majority of the board of directors following such an election.

The named executive officers have no rights to vote or receive dividend equivalents with respect to any shares covered by the phantom stock unit awards or the performance unit awards. With respect to Mr. Anderson's phantom stock units that are required to be, or, in the discretion of the Compensation Committee, are to be, settled in the form of cash, his payment will be in the form of Canadian dollars. If the Compensation Committee determines to settle his awards in securities, Mr. Anderson will receive one share of Forest common stock for each whole phantom stock unit then being settled, but Mr. Anderson will have no rights to vote or to receive dividend equivalents with respect to shares covered by these phantom stock unit awards.

As described above, in the event that Forest conducts a spin-off following this offering, Mr. Anderson will be considered to have had an "involuntary termination" of employment under his existing outstanding equity award agreements such that the forfeiture restrictions will lapse with respect to his phantom stock units, as well as entitle Mr. Anderson to receive any earned common shares under his performance unit award agreement.

While the settlement of Mr. Anderson's awards will occur in the manner set forth above in connection with any spin-off of our common stock, because Forest is not obligated to consummate such a spin-off, we have disclosed Mr. Anderson's awards and their original vesting provisions throughout this disclosure in the same manner as the other named executive officers on the assumption that the spin-off is not a certainty.

Outstanding equity awards at 2010 fiscal year-end

The following table provides information on the current stock option, performance unit, and stock award holdings by each of the named executive officers. This table includes unexercised stock options, unvested performance units, unvested restricted stock awards, and unvested phantom stock unit awards. The vesting dates for each option grant and stock award are shown in the accompanying footnotes. The market value of the stock awards is based on the closing market price of Forest's common stock as of December 31, 2010, which was $37.97. The market values may not reflect the value actually realized by the named executive officers.

	Option awards					Stock awards
Name (a)	Number of securities underlying unexercised options (#) exercisable (b)	Number of securities underlying unexercised options (#) unexercisable (c)(1)	Equity incentive plan awards: number of securities underlying unexercised unearned options (#)(d)	Option exercise price ($)(e)	Option expiration date (f)	Number of shares or units of stock that have not vested (#)(g)(1)		Market value of shares or units of stock that have not vested ($)(h)	Equity incentive plan awards: number of unearned shares, units, or other rights that have not vested (#)(i)(2)	Equity incentive plan awards: market or payout value of unearned shares, units, or other rights that have not vested ($)(j)

David M. Anderson	N/A	N/A	N/A	N/A	N/A	36,500	(3)	1,385,905	25,000	949,250
						4,000	(4)	151,880

Michael N. Kennedy	7,430	0	N/A	20.60	12/08/14	59,000	(5)	2,240,230	45,000	1,708,650
						18,500	(6)	702,445

Cyrus D. Marter IV	7,430	0	N/A	16.85	02/25/14	45,000	(7)	1,708,650	30,000	1,139,100
	13,374	0		20.60	12/08/14	7,000	(8)	265,790

Cecil N. Colwell	5,944	0	N/A	20.60	12/08/14	34,500	(9)	1,309,965	15,000	569,550
	4,829	0		16.85	02/25/14	3,000	(10)	113,910

Daniel R. Richardson	9,375	3,125	B/A	42.405	06/13/17	13,400	(11)	508,798	10,000	379,700
						4,875	(12)	185,104

(1)   Unvested options vest in equal increments of 25%, commencing on the first anniversary of the date of the grant, and have a term of ten years. Shares of restricted stock vest 100% on the third anniversary of the date of the award or, if earlier, upon a change-of-control and certain termination events, including involuntary termination not for cause, death, or disability. Phantom stock unit awards vest 100% on the third anniversary of the date of the award or, if earlier, upon a change-of-control and certain termination events, including involuntary termination not for cause, death, or disability.

(2)   This column shows the maximum number of performance shares outstanding. Each performance unit represents a contractual right to receive one share of Forest's common stock; provided that the actual number of shares that may be deliverable under an award will range from 0% to 200% of the number of performance units awarded, depending on Forest's relative total shareholder return in comparison to an identified peer group during the 36-month performance period ending on March 31, 2013.

(3)   The forfeiture restrictions on Mr. Anderson's unvested phantom stock unit awards will lapse as follows: 12,000 shares on September 8, 2011, 12,000 shares on May 27, 2012, and 12,500 shares on May 21, 2013. These phantom stock unit awards will be settled in cash or Forest common stock, as the Compensation Committee determines in its discretion at the time of settlement.

(4)   The forfeiture restrictions on Mr. Anderson's unvested phantom stock unit award will lapse on May 27, 2012, and will be settled solely in cash.

(5)   The forfeiture restrictions on Mr. Kennedy's unvested restricted stock will lapse as follows: 12,000 shares on May 8, 2011, 12,000 shares on May 27, 2012, 12,500 shares on December 1, 2012, and 22,500 shares on May 21, 2013.

(6)   The forfeiture restrictions on Mr. Kennedy's unvested phantom stock unit awards will lapse as follows: 6,000 units on May 27, 2012 and 12,500 units on December 1, 2012, and will be settled solely in cash.

(7)   The forfeiture restrictions on Mr. Marter's unvested restricted stock will lapse as follows: 15,000 shares on May 8, 2011, 15,000 shares on May 27, 2012, and 15,000 shares on May 21, 2013.

(8)   The forfeiture restrictions on Mr. Marter's unvested phantom stock unit award will lapse on May 27, 2012, and will be settled solely in cash.

(9)   The forfeiture restrictions on Mr. Colwell's unvested restricted stock will lapse as follows: 15,000 shares on May 8, 2011, 12,000 shares on May 27, 2012, and 7,500 shares on May 21, 2013.

(10) The forfeiture restrictions on Mr. Colwell's unvested phantom stock unit award will lapse on May 27, 2012, and will be settled solely in cash.

(11) The forfeiture restrictions on Mr. Richardson's unvested restricted stock will lapse as follows: 900 shares on May 8, 2011, 3,500 shares on May 27, 2012, 4,000 shares on December 1, 2010, and 5,000 shares on May 21, 2013.

(12) The forfeiture restrictions on Mr. Richardson's unvested phantom stock unit awards will lapse as follows: 875 units on May 27, 2012 and 4,000 units on December 1, 2012; and will be settled solely in cash.

Option exercises and stock vested

The following table provides information, on an aggregate basis, about stock options that were exercised and restricted stock awards that vested during the fiscal year ended December 31, 2010 for each of the named executive officers.

	Option awards		Stock awards
Name (a)	Number of shares acquired on exercise (#)(b)	Value realized on exercise ($)(c)(1)	Number of shares acquired on vesting (#)(d)(2)(3)	Value realized on vesting ($)(e)(2)(3)

David M Anderson	0	0	0	0
Michael N. Kennedy	0	0	7,000	214,550
Cyrus D. Marter IV	0	0	15,000	459,750
Cecil N. Colwell	0	0	15,000	459,750
Daniel R. Richardson	0	0	2,500	88,738

(1)   The realized value is based on the difference between the market price of the shares purchased on the date of exercise and the option exercise price multiplied by the number of shares covered by the exercised option.

(2)   The number of shares and the value realized upon the lapsing of the forfeiture restrictions include shares that were surrendered by the NEO to Forest at the time of vesting to satisfy tax withholding requirements.

(3)   Forfeiture restrictions lapsed on June 11, 2010 for Messrs. Kennedy, Marter, and Colwell. The value realized was calculated by multiplying the number of shares shown in the table by $30.65, which was the mean of the high and low sales prices of Forest's common stock as listed on the NYSE on June 10, 2010. The forfeiture restrictions lapsed on December 3, 2010 for Mr. Richardson. The value realized was calculated by multiplying the number of shares shown in the table by $35.495, which was the mean of the high and low sales prices of Forest's common stock as listed on the NYSE on December 2, 2010.

Pension benefits

Forest does not maintain an active pension plan for its U.S. employees, but it maintains a qualified, non-contributory defined benefit pension plan, the Forest Oil Corporation Pension Trust Agreement, which is currently frozen. Benefit accruals under this plan were suspended effective as of May 31, 1991. The following table sets forth the information on pension benefits for Mr. Colwell, the only named executive officer who was eligible to participate in this plan prior to the date that it was frozen.

Name	Plan name	Number of years credited service (#)	Present value of accumulated benefit ($)	Payments during 2010 fiscal year ($)

Cecil N. Colwell	Forest Oil Corporation	3	26,033	0
	Pension Trust Agreement

Forest Oil Corporation Pension Trust Agreement.    The following table shows the estimated maximum annual benefits payable upon retirement at age 65 as a straight life annuity to participants in the pension plan for the indicated levels of average annual compensation and various periods of service, assuming no future changes in this plan. Mr. Colwell has three years of credited service, and the estimated annual accrued benefit payable, based on a life annuity benefit, upon normal retirement for Mr. Colwell is $2,524. Mr. Colwell is eligible to receive his annual accrued benefit upon reaching age 65.

	Estimated maximum annual pension benefits(2) years of service
Remuneration(1)	10	20	30

$100,000	$36,846	$48,060	$53,400
200,000	73,692	96,120	106,800
300,000	79,282	103,412	114,902
400,000	79,282	103,412	114,902

(1)   The level of compensation used to determine benefits payable under the pension plan is the participant's annual base salary prior to May 31, 1991.

(2)   Normal retirement benefits attributable to our contributions are limited under certain provisions of the Code to $195,000 in 2010, and increase annually thereafter for cost of living adjustments.

The amount of our contribution, payment, or accrual in respect to any specified person in the pension plan is not and cannot readily be separately or individually calculated by the pension plan actuaries. Annual benefits at normal retirement are approximately 24% of average annual earnings (excluding bonuses) for any consecutive 60-month period that produces the highest amount, plus 21% of those earnings prorated over 20 years of credited service, and one-half of 1% of those earnings for each year of credited service in excess of 20, subject to certain adjustments for lack of plan participation. The relevant 60-month period must occur during the last 15 years prior to the earlier of retirement or May 31, 1991, when benefit accruals ceased. There is no offset for Social Security benefits. These benefits are payable for life with a 10-year certain period, or the actuarial equivalent of that benefit.

Nonqualified deferred compensation

In addition to Forest's 401(k) Plan, which is a qualified plan within the meaning of Section 401(a) of the Code, Forest maintains a non-qualified deferred compensation plan, known as the Executive Deferred Compensation Plan, or the Executive Plan, that provides deferred compensation benefits for certain U.S. officers whose annual accumulations under the 401(k) Plan are limited by certain provisions of the Code. Under the 401(k) Plan, a participant may elect to defer up to 80% of his or her compensation and Forest makes certain specified contributions on behalf of each participant; however, the Code imposes several limitations, or the Limitations, on the amount of such deferrals and employer contributions, including the following: (1) the maximum employee elective deferral for 2010 was $16,500, and remains $16,500 for 2011 ($22,000 if the participant will attain at least age 50 by the end of the particular year); (2) the maximum amount of participant compensation that may be taken into account under the 401(k) Plan was $245,000 for 2010, and was unchanged at $245,000 for 2011; (3) certain employee elective deferrals and employer matching contributions must be returned to highly compensated employees or forfeited if the 401(k) Plan does not pass applicable nondiscrimination tests; and (4) the maximum sum of employee elective deferrals and employer contributions made under the 401(k) Plan on a participant's behalf for 2010 could not exceed the lesser of 100% of compensation or $49,000 (which amount was unchanged for 2011).

Subject to certain conditions and restrictions, during 2010 a participant could defer under the Executive Plan a portion of his or her compensation with respect to which his or her elective deferrals under the 401(k) Plan were limited as a result of the application of the Limitations. In addition, amounts deferred by a participant under the Executive Plan for 2010 were matched under this plan by Forest based on the matching formula used in the 401(k) Plan (which, for 2010, was a dollar-for-dollar match up to 8% of compensation). The Executive Plan also allows for the participant to defer, per an election, all or a portion of his or her bonus compensation. The bonus compensation deferral election must occur prior to the start of the Plan year and is irrevocable. The Executive Plan also provides a participant with an additional employer contribution generally to compensate the participant for reductions in his or her share of employer contributions under the 401(k) Plan by reason of the application of the Limitations. The Executive Plan permits distributions only upon a termination of service, except that in-service distributions are permitted as necessary to fulfill a domestic relations order.

The Executive Plan provides for a slate of investment options, primarily mutual funds (including the options available under the 401(k) Plan) and exchange traded funds that are selected by Forest. Participants may designate from time to time how deferred amounts are deemed to be invested among such options. As a result, the fair value of the liability recorded with respect to the deferred amounts under the Executive Plan will fluctuate due to gains and losses associated with the selected investment options. The amounts credited to participant accounts under the Executive Plan are not held in a trust, and all such amounts are subject to the claims of Forest's creditors. The Executive Plan is designed and operated in a manner that is intended to satisfy the requirements of Section 409A of the Code.

The following table provides information concerning contributions to the Executive Plan by each of the U.S. named executive officers and by Forest and the aggregate earnings in the Executive Plan during 2010:

Name (a)	Executive contributions in last FY ($)(b)(1)	Registrant contributions in last FY ($)(c)(2)	Aggregate earnings in last FY ($)(d)	Aggregate withdrawals/ distributions ($)(e)		Aggregate balance at last FYE ($)(f)(3)

David M. Anderson(4)	N/A	N/A	N/A	N/A		N/A
Michael N. Kennedy	101,000	18,000	2,752	0		213,394
Cyrus D. Marter IV	22,550	16,275	18,579	0		175,289
Cecil N. Colwell	31,688	16,550	30,686	0		349,661
Daniel R. Richardson	18,263	9,419	2,092	40,702	(5)	29,774

(1)   Amount contributed to the Executive Plan by each NEO is included in the amount reflected in the "Salary" column of the Summary Compensation table above.

(2)   Amount contributed to the Executive Plan by Forest for each NEO is included in the amount reflected in the "All Other Compensation" column of the Summary Compensation table above.

(3)   Aggregate amounts reported as compensation to each NEO in the Summary Compensation table for fiscal year 2009 are as follows: Mr. Kennedy, $54,121, Mr. Marter, $37,882, and Mr. Colwell, $46,807.

(4)   As an employee of CFOL, Mr. Anderson is not eligible to participate in the Executive Plan.

(5)   Pursuant to Mr. Richardson's prior election, he received this deferred distribution from The Houston Exploration Company 2005 Executive Deferred Compensation Plan (the "THX Plan"). The THX Plan was adopted by The Houston Exploration Company ("THX") and allowed certain highly compensated employees to save on a tax deferred basis a portion of their eligible compensation, subject to limitations imposed by the plan. Forest became the sponsor of the THX Plan, and froze it from future participation, when Forest acquired THX in 2007.

Potential payments upon termination or change-of-control

None of our named executive officers have employment agreements with Forest, and their employment may be terminated at any time at the discretion of Forest's board of directors. As described below, Forest has entered into severance agreements with each of our named executive officers that provide for certain payments and other benefits if the officer's employment is terminated under certain circumstances, and typically within two years following a change-of-control, and with respect to Mr. Colwell, if the officer's employment is terminated under certain circumstances other than within the two-year period following a change-of-control. We have renegotiated Mr. Anderson's agreement in connection with this offering. See "—Compensation discussion and analysis—What actions do we anticipate taking with respect to our own compensation plans and arrangements in connection with and following this offering" on page 151.

Forest provides for the accelerated vesting of equity awards upon a single-trigger change-of-control event. Generally, Forest's severance agreements provide for only double-trigger severance benefits to the executive officers, with the exception of Mr. Colwell, who continues to receive a severance benefit without a change-of-control event as originally provided in the severance agreement Forest entered into with Mr. Colwell when he became an officer of Forest. The rationale for providing both the single- and double-trigger benefits within the severance agreements and the equity compensation awards has been provided in "—Compensation discussion and analysis" beginning on page 135.

Severance agreements with the named executive officers.    Forest entered into severance agreements, dated December 17, 2007, with Messrs. Marter and Colwell, which agreements were subsequently amended. Forest entered into severance agreements with Messrs. Kennedy and Richardson effective December 1, 2009, and with Mr. Anderson on August 11, 2008, which agreements were subsequently amended. The terms and conditions of these severance agreements, as they have been amended from time to time, include terms that are directed at complying with Section 409A of the Code and applicable regulations. These severance agreements provide for certain payments and benefits if the executive's employment is terminated under specified conditions, and the executive's rights upon termination will depend on the circumstances of their termination and the terms included in their severance agreement. The severance agreements with the named executive officers provide for certain payments and benefits if the executive is Involuntarily Terminated (as defined below) within two years following a change-of-control of Forest. See below for a summary of the term "change-of-control." With respect to Mr. Colwell, his severance agreement also provides for certain payments and benefits if his employment is Involuntarily Terminated other than within two years after a change-of-control of Forest.

Under the severance agreements, an executive will be considered Involuntarily Terminated if his employment is terminated by Forest for any reason other than cause or if he resigns within 60 days after receiving notice of a "change of duties" (except that an executive will not be considered Involuntarily Terminated if the termination is as a result of death, disability, or resignation on or after attaining age 65). A "change of duties" is generally defined under the severance agreements as a significant change in the executive's authorities or duties, a reduction in the executive's annual base salary, or a diminution in employee benefits and perquisites or, in circumstances that occur within a two-year period following a change-of-control, in addition to the foregoing reasons, a "change of duties" also includes a change in the executive's principal place of employment by more than 50 miles, or a diminution in eligibility to participate in bonus, stock option, incentive award, and other compensation plans. Forest's "change of duties" definition is commonly referred to as a "Good Reason" termination at many of Forest's peer companies. Generally, as a condition to receiving any payments under a severance agreement, the executive must release Forest in writing from all claims and causes of action arising out of the executive's employment or his termination of employment. In addition, as a condition to receiving payments and benefits under a severance agreement that are not tied to a change-of-control, Mr. Colwell must agree not to compete with or solicit employees of Forest for a period of two years following his termination of employment. See the Potential Severance Payments and Benefits Upon Termination or Change-of-Control table on page 176, for additional information.

Change-of-control.    Each of the named executive officer's severance agreements includes a definition of a "change-of-control" that is intended to comply with applicable definitions and requirements of Section 409A of the Code and applicable regulations. Generally, under the agreements, a "change-of-control" means the occurrence of any one of the following types of events:

•
One person (or more than one person acting as a group) acquires stock ownership of Forest constituting more than 50% of the total fair market value or total voting power of Forest's stock;

•
A majority of the members of Forest's board of directors is replaced during any 12-month period by directors whose appointment or election is not endorsed by a majority of the members of the board before the date of such appointment or election; or

•
One person (or more than one person acting as a group) acquires during a 12-month period assets from Forest that have a total gross fair market value (the value of the assets determined without regard to any liabilities associated with such assets) equal to or more than 60% of the total gross fair market value of all of the assets of Forest immediately before such acquisition.

Severance payments upon a change-of-control.    In the event any of the named executive officers' employment with Forest is Involuntarily Terminated as described above within 24 months after the date upon which a change-of-control occurs, the executive will receive the following severance benefits under his respective severance agreement or equity award agreement:

•
a lump sum payment, referred to as the Cash Severance Payment, in an amount equal to (1) for each of Messrs. Anderson and Richardson, 2.5 times his annual base salary, and (2) for the other named executive officers, 2.5 times the sum of his annual base salary and the annual bonus most recently paid;

•
continued coverage under Forest's medical and dental benefit plans for the executive and his spouse and his eligible dependents for a period of 30 months with respect to Mr. Colwell,

  and 24 months with respect to Messrs. Anderson, Kennedy, Marter, and Richardson, without any cost to the executive (this coverage will be terminated if the executive becomes eligible to receive coverage from a subsequent employer during such period);

•
all outstanding stock options, restricted stock, and phantom stock units will immediately vest;

•
with respect to the performance unit awards, (a) upon a termination due to death or disability, the executive will be deemed to have earned a number of shares of Forest common stock equal to the number of initial performance units granted pursuant to the award multiplied by a fraction, the numerator of which is the number of months of the three-year performance period that the executive was employed and the denominator of which is 36, and (b) in the event of an involuntary termination or the occurrence of a change-of-control, the executive will be entitled to receive a number of shares of common stock that would have been earned based on Forest's total shareholder return in comparison to its peer companies, assuming the date of termination or change-of-control, as the case may be, as the last day of the performance period. In addition, in the event of a change-of-control, the Compensation Committee may elect, in its sole discretion, to have Forest satisfy the executive's rights in respect of any performance units, in whole or in part, by making a cash payment in lieu of shares of Forest common stock;

•
in the case of Messrs. Kennedy, Marter, and Colwell, outstanding stock options will remain exercisable for a period of 12 months following the executive's last day of employment (but in no event will an option be exercisable for a longer period than the original term of the option or a shorter period than already provided for under the terms of the option);

•
any accrued benefits under non-qualified deferred compensation plans will become immediately non-forfeitable;

•
in the case of Messrs. Kennedy, Marter, and Colwell, payment of an annual bonus pursuant to the terms of Forest's annual incentive plan, based on partial year results, which will be in an amount to be determined by the Compensation Committee on or before the date of the change-of-control; and

•
if any payment, distribution, or benefit, whether pursuant to the severance agreement or otherwise, is subject to the federal excise tax on "excess parachute payments," under the terms of the severance agreement, Forest will be obligated to pay the executive an additional amount as may be necessary so that the executive realizes, after the payment of any income or excise tax on such additional amount, an amount sufficient to pay all such excise taxes.

The Cash Severance Payment (plus any applicable interest as described below) will be paid on January 15 of (1) for Mr. Marter, the first calendar year following the year in which the executive's termination occurs, and (2) for Mr. Colwell, the second calendar year following the year in which the executive's termination occurs. Messrs. Anderson's, Kennedy's, and Richardson's agreements, as amended, provide that the Cash Severance Payment will be paid to each of them on the date that is 60 days following their respective terminations of employment. Interest on the Cash Severance Payment for Messrs. Marter and Colwell will also be paid at the time the Cash Severance Payment is paid; as soon as practicable after the executive's termination of employment, Forest will contribute the Cash Severance Payment (plus the applicable interest) to an irrevocable grantor, or rabbi, trust if the payment of the

Cash Severance Payment (plus interest) will occur more than six months after the date of the executive's termination of employment. In addition, as described below, the payments and benefits and any reimbursements that may be payable to the executives under their severance agreements may be delayed for a period of six months if the payment of the amount or distribution of benefits is subject to Section 409A of the Code. Interest, if any, due to Messrs. Anderson, Kennedy, and Richardson with respect to any such required delay in the receipt of their Cash Severance Payment shall be calculated at the prime or base rate of interest announced by JPMorgan Chase Bank or its successor.

Severance payments upon involuntary termination not involving a change-of-control.    In the event Mr. Colwell's employment with Forest is Involuntarily Terminated as described above, other than within 24 months after the date upon which a change-of-control occurs, he will receive severance benefits including:

•
continued payment of his base salary on a monthly basis for a term of months equal to the whole number of times that his annual base salary can be divided by $10,000, limited to 30 months (each monthly payment will be reduced by 50% if the executive obtains new employment during the term of payment); and

•
continued coverage under Forest's medical and dental benefit plans for the executive and his spouse and his eligible dependents throughout the term of such base salary continuation, without any cost to the executive (this coverage will be terminated if the executive becomes eligible to receive coverage from a subsequent employer during such period).

The monthly severance payment provided to Mr. Colwell will be paid on the first day of each month throughout the severance period; provided, however, that the amendment to Mr. Colwell's severance agreement in September 2010 now requires that the first of such monthly payments will not be made to him until the date that is 60 days following his termination of employment and will include all amounts that would have been paid to him during the 60-day period, absent the delay in payment.

Delayed severance payment restrictions.    Among other things, Section 409A of the Code places restrictions on the timing of certain types of payments to the named executive officers and the other officers, including the payments and benefits that may be payable under each of the officers' severance agreements. As a result, the severance agreements with the named executive officers include restrictions that will delay the payment of any amount until a date that is six months after the date of the executive's termination of employment, or an earlier date to the extent such amount may be paid to the executive without being subject to additional taxes and interest under Section 409A of the Code. If the payment of any amount is delayed, the amounts of any payments that are delayed will accrue interest from the date that such payment would have been made had Section 409A of the Code and the six-month payment restrictions not applied to the actual date the amount is paid to the executive (however, interest may accrue from an earlier date as described above under "—Severance payments upon a change-of-control."

Payments upon retirement or death or disability.    If a named executive officer retires in accordance with Forest's normal retirement policies, or his employment is terminated as a result of death or disability, he will receive various benefits as reflected in the following table, which are generally available to all Forest employees. Forest's retirement policy states that an individual may retire when he has attained the age of 65, or, if earlier, after attaining age 55 but having also completed 15 years of service with Forest. Under the terms of Forest's forms of stock option, restricted stock agreements, and phantom stock unit agreements, upon death, disability, or, in the case of stock options (but not restricted stock or phantom stock units), retirement, any vesting or forfeiture provisions will lapse and the executive will be entitled to receive the underlying shares and any outstanding stock options will remain exercisable for a period of 12 months. In addition, upon attaining age 65 or termination of employment due to death or disability, a participant in Forest's 401(k) Plan (including a named executive officer who is a participant) will have a 100% vested interest in his accounts under such plan. Generally, the Forest benefit and incentive plans define retirement as a voluntary resignation on or after reaching age 62 and 15 years of qualifying service, although the severance agreements and Forest's 401(k) Plan provide that retirement means reaching age 65. As of the date of this filing, none of the named executive officers are eligible to receive retirement benefits.

Mr. Anderson's equity award agreements.    As noted above in "—2010 grants of plan-based awards—Narrative disclosure to Summary Compensation table and grants of plan-based awards table," Mr. Anderson will incur an involuntary termination of employment upon a spin-off conducted by Forest following this offering pursuant to his equity compensation award agreements. In the event that such a spin-off occurs, Mr. Anderson's involuntary termination from Forest triggers accelerated vesting of both his outstanding phantom and cash-settled phantom stock unit awards. As described in "—Compensation discussion and analysis" above, Mr. Anderson will also incur an involuntary termination of employment pursuant to the performance unit awards granted to him in 2010.

Summary of Forest's payment obligations and other benefits upon termination of employment.    The following table summarizes Forest's payment obligations and the continuation of benefits to the named executive officers under various termination circumstances and assumes that the termination occurred on December 31, 2010.

Termination as a result of
	Resignation for good reason or termination without cause(1)	Change- of- control(2)		For cause or without good reason	Voluntary resignation	Retirement	Death or disability

Unpaid base salary through date of termination	x	x		x	x	x	x
Accrued but unpaid vacation	x	x		x	x	x	x
Earned but unpaid annual incentive compensation(3)		x
Unpaid deferred compensation	x	x		x	x	x	x
Unpaid reimbursements	x	x		x	x	x	x
Multiple of (a) base salary in effect at termination plus (b) amount equal to annual incentive bonus for last year(4)		x
Excise tax and gross up		x
Continued base salary payments(5)	x
Continued medical and dental benefits(6)	x	x				x
Full and immediate vesting under stock option agreements		x	(8)			x	x
Full and immediate vesting under restricted stock agreements	x	x	(8)				x
Full and immediate vesting under phantom stock unit agreements	x	x	(8)				x
Vesting of earned performance units	x	x					x
Retiree medical benefits(7)						x
Disability income or life insurance payments							x

(1)   Includes payments and benefits that may be available under the named executive officer's severance agreement if the named executive officer's employment is Involuntarily Terminated.

(2)   Includes payments and benefits that may be available under the named executive officer's severance agreement and assumes the named executive officer's employment is Involuntarily Terminated within 24 months after a change-of-control.

(3)   This applies to all named executive officers other than Messrs. Anderson and Richardson.

(4)   Subsection (b) of this item is not applicable to Messrs. Anderson and Richardson.

(5)   Mr. Colwell alone has a severance agreement that provides for continued payment of his base salary for a term following the date of termination. See "—Severance payments upon involuntary termination not involving a change-of-control" above.

(6)   Upon a change-of-control and a termination not involving a change-of-control, Mr. Colwell (and his spouse and eligible dependents) will receive these benefits for a period of up to 30 months. Upon a change-of-control, the remaining named executive officers (and their spouse and eligible dependents) will receive these benefits for 24 months.

(7)   Retiree medical benefits require retirement on or after reaching age 62 and 15 years of continuous qualifying service. None of the named executive officers are currently eligible to receive any retirement benefits.

(8)   Equity awards vest upon a change-of-control, regardless of termination.

Potential severance payments and benefits upon termination or change-of-control.    The following table assumes that each of the named executive officers terminated employment (other than as a result of death, disability, or retirement) with Forest on December 31, 2010. On that date, the closing price of Forest's common stock was $37.97. These amounts are in addition to any benefits generally available to all U.S. employees upon a voluntary termination without cause, such as distributions from the 401(k) Plan, the payment of accrued vacation, and, subject to the terms of restricted stock and option agreements, the right to exercise or receive vested stock options and stock awards. These amounts represent our best estimates, as the actual amounts to be paid to the NEOs can only be determined on the actual date of separation.

			Long-term incentive plans(2)
										Total value of payments and accelerated vesting of shares ($)(5)
Name/termination or resignation scenario	Severance & bonus ($)(1)		Value of accelerated restricted stock ($)	Value of accelerated PSUs ($)	Value of accelerated performance units ($)	Executive deferred compensation plan ($)(3)	Other benefits ($)(4)		Excise tax & gross-up ($)

David M. Anderson
Involuntary—Not Within 24 Months of a Change-of-Control	0		1,385,905	151,880	711,938	N/A	0		N/A	2,249,723
Involuntary—Within 24 Months After a Change-of-Control	712,792	(6)	1,385,905	151,880	711,938	N/A	13,320	(6)	N/A	2,975,835
Voluntary resignation(7)	0		0	0	0	N/A	0		0	0
Termination For Cause(7)	0		0	0	0	N/A	0		0	0

Michael N. Kennedy
Involuntary—Not Within 24 Months of a Change-of-Control	0		2,240,230	702,445	1,281,488	213,394	0		0	4,437,557
Involuntary—Within 24 Months After a Change-of-Control	1,586,367		2,240,230	702,445	1,281,488	213,394	80,163		1,165,411	7,269,498
Voluntary resignation(7)	0		0	0	0	213,394	0		0	213,394
Termination For Cause(7)	0		0	0	0	213,394	0		0	213,394

Cyrus D. Marter, IV
Involuntary—Not Within 24 Months of a Change-of-Control	0		1,708,650	265,790	854,325	175,289	0		0	3,004,054
Involuntary—Within 24 Months After a Change-of-Control	1,725,848		1,708,650	265,790	854,325	175,289	80,163		672,580	5,482,645
Voluntary resignation(7)	0		0	0	0	175,289	0		0	175,289
Termination For Cause(7)	0		0	0	0	175,289	0		0	175,289

Cecil N. Colwell
Involuntary—Not Within 24 Months of a Change-of-Control	850,000		1,309,965	113,910	427,163	349,661	68,818		0	3,119,517
Involuntary—Within 24 Months After a Change-of-Control	1,410,450		1,309,965	113,910	427,163	349,661	68,818		0	3,679,967
Voluntary resignation(7)	0		0	0	0	349,661	0		0	349,661
Termination For Cause(7)	0		0	0	0	349,661	0		0	349,661

Daniel R. Richardson(7)
Involuntary—Not Within 24 Months of a Change-of-Control	0		508,798	185,104	284,775	29,774	0		0	1,008,451
Involuntary—Within 24 Months After a Change-of-Control	601,915		508,798	185,104	284,775	29,774	25,188		237,482	1,873,036
Voluntary resignation	0		0	0	0	29,774	0		0	29,774
Termination For Cause	0		0	0	0	29,774	0		0	29,774

(1)   Reflects the cash benefits payable in the event of a termination under the executive's severance agreement. The amount includes the executive's annual base salary and, in the event of termination of Messrs. Marter, Kennedy, and Colwell within 24 months of a change-of-control, annual bonus. In addition, if Messrs. Marter or Colwell is Involuntarily Terminated within 24 months after a change-of-control, the amount includes interest for the period from January 1, 2011 to the date of payment of the severance amount (June 30, 2011 in the case of Mr. Marter and January 15, 2012 in the case of Mr. Colwell based on an interest rate (compounded annually on January 15 of each year) of 6.25% (which is 3% plus the prime rate of interest as reported in The Wall Street Journal on December 31, 2010). The amounts for Messrs. Anderson, Kennedy, and Richardson also reflect a delayed payment of six months in order to comply with the requirements of Section 409A of the Code, as required by the terms of their respective severance agreements. In such event, the severance amounts due Messrs. Anderson, Kennedy, and Richardson shall accrue interest, on a non-compounded basis, at a rate of 3.25%, which was the JPMorgan Chase Bank prime interest rate on December 31, 2010.

(2)   Reflects the value of shares of restricted stock, performance units, and cash-settled phantom stock units and, for Mr. Anderson, phantom stock units that may be settled in cash or Forest common stock or a combination of the same, awarded under the terms of Forest's stock incentive plans and related agreements that would become nonforfeitable or vest, respectively, upon the indicated event. The performance unit amount represents a number of shares vested equal to 150% of the initial performance units awarded, based on Forest's total-shareholder-return ranking among its peers as of December 31, 2010 for the performance period beginning on April 1, 2010. Each named executive officer's stock options are fully vested, except for

Mr. Richardson who has 3,125 out-of-the money option shares that are not vested and which have an exercise price per share of $42.405, and, upon termination, the named executive officer would have the right to exercise all vested, unexercised stock options. The amounts shown in the table are based on the closing price of a share of Forest common stock on December 31, 2010, $37.97. The named executive officers, other than Mr. Anderson, will have a period of 12 months to exercise their stock options instead of the three months generally available to employees. See the caption "Outstanding equity awards at 2010 fiscal year-end" on page 164, for details regarding the securities held by the named executive officers at December 31, 2010.

(3)   For NEOs other than Mr. Anderson, reflects the amount payable to the named executive officers under the Executive Plan as of December 31, 2010.

(4)   Reflects the cost of continued medical and dental coverage for the executive, his spouse, and any dependents at least equal to the cost of such coverage had the executive not been terminated. With respect to Messrs. Anderson, Kennedy, Marter, and Richardson, the amount assumes this insurance coverage for 24 months, and with respect to Mr. Colwell for a period of 30 months, after an involuntary termination within the 24-month period following a change-of-control. With respect to an Involuntary Termination of Mr. Colwell not within the 24-month period following a change-of-control, the number of months is assumed to equal 30.

(5)   Except as described in note (1) above, the amounts assume that the timing of any payment or benefit is not delayed. If Forest delays making any payment or providing any benefit as a result of a determination that a delay in any such payment or benefit is required pursuant to Section 409A of the Code, then Forest will pay interest on any delayed payment from the date the payment should have been made until the time the payment is actually made at the prime rate on a non-compounded basis (except as otherwise described in note (1) above).

(6)   Amounts shown have been converted from Canadian to U.S. dollars, using the Bank of Canada exchange rate of 1.0054 as of Noon on December 31, 2010.

(7)   Upon a voluntary resignation (other than under circumstances pursuant to which a named executive officer's employment would be considered Involuntarily Terminated as described under "—Severance agreements with the named executive officers" above) or termination for cause, the named executive officer would not receive any additional payments, except: (i) amounts generally payable to any terminating employee, including accrued vacation, their vested 401(k) Plan balance, the delivery of any vested shares awarded under the stock incentive plan, and vested, unexercised options, which may be exercised for a period of three months following termination; and (ii) amounts held for their benefit under the Executive Plan.

Compensation practices and risk

Please see our discussion in "—Compensation discussion and analysis" beginning on page 135 regarding the risks associated with our compensation policies and practices.

Director compensation

The individuals that have historically served on our board of directors are also named executive officers. The compensation of each of these directors has been disclosed in compensation disclosures applicable to our named executive officers. David M. Anderson was elected to our board of directors in December 2010, H. Craig Clark was elected to our board of directors in February 2011, and Patrick R. McDonald was elected to our board of directors in March 2011. We intend to appoint Loyola G. Keough, H. Clayton Peterson, and David M. Fitzpatrick to our board of directors in connection with this offering.

Following the completion of this offering, we will provide compensation to the non-employee directors of our board of directors, including a $60,000 base director fee, an additional $15,000 fee to the chair of the audit committee, an additional $10,000 fee to the chair of any other committee, and a $5,000 fee to other committee members for their service in such roles.

In addition, our non-employee directors will receive restricted stock awards or, in the case of our Canadian non-employee directors, phantom stock awards. Upon completion of this offering, each of our non-employee directors will receive, as of such date, an award covering a number of shares of our common stock equal to the quotient obtained by dividing $100,000 (or, in the case of the chairman of our board of directors, $150,000) by the initial public offering price set forth on the cover page of this prospectus. This award will vest upon the earlier of the first anniversary of the completion of the offering, a change of control of Lone Pine, or the date of the director's termination of service as a director by reason of death or disability. In addition, each non-employee director who is elected to our board of directors for the first time after the completion of this offering will receive, as of the date of such election, an award covering a number of shares of our common stock equal to the quotient obtained by dividing $100,000 (or, in the case of the chairman of our board of directors, $150,000) by the fair market value of a share of our common stock on the date of such election. As of the date of each annual meeting of our stockholders that occurs after the completion of this offering, each of our non-employee directors then in office and who is not entitled to receive (and who has not, during the period beginning on January 1 next preceding the date of such annual meeting and ending on the date of such annual meeting, received) an award as described above shall receive an award covering a number of shares of our common stock equal to the quotient obtained by dividing $100,000 (or, in the case of the chairman of our board of directors, $150,000) by the fair market value of a share of our common stock on the date of such annual meeting. Notwithstanding the above, for so long as Forest is our affiliate (within the meaning of our 2011 Stock Incentive Plan), a non-employee director of Lone Pine who is also an employee of Forest or any of its subsidiaries will not receive an equity award as described above; however, if such a non-employee director would have received such an award if he was not so employed, then, on the date Forest ceases to be our affiliate, such non-employee director will receive an award (provided he or she is then still a non-employee director) as described above determined as if the individual was elected to our board of directors for the first time on the date Forest ceases to be our affiliate. Each award described in this paragraph that is made after the completion of this offering will be subject to vesting conditions determined in the discretion of our board of directors or a committee thereof prior to the time of grant of the award.

It is anticipated that each non-employee director will be reimbursed for out-of-pocket expenses in connection with attending meetings of the board of directors or committees, and that each director will be fully compensated by us for actions associated with being a director to the extent permitted under Delaware law.

Our employees who also serve as directors will not receive additional compensation. Prior to the spin-off, Mr. Clark, as an employee of Forest, will not receive additional compensation for serving on our board of directors.

Ownership of our common stock

The following table sets forth information with respect to the beneficial ownership of our common stock as of May 9, 2011 by:

•
each person who is expected to serve as an executive officer upon completion of this offering;

•
each person who is expected to serve as a director upon completion of this offering;

•
all persons who are expected to serve as directors and executive officers, as a group, upon completion of this offering; and

•
Forest, which is the only stockholder known by us to be the beneficial owner of more than 5% of our outstanding shares of common stock.

Prior to the completion of this offering, we may appoint additional persons to serve as our executive officers upon completion of this offering.

Beneficial ownership is determined in accordance with the Canadian securities laws and rules of the SEC and includes the power to vote or direct the voting of securities, or to dispose or direct the disposition thereof, or the right to acquire such powers within 60 days. Except as otherwise indicated, the persons or entities listed below have sole voting and investment power with respect to all shares of our common stock beneficially owned by them. The address for Forest Oil Corporation is 707 Seventeenth Street, Suite 3600, Denver, Colorado 80202. Unless otherwise indicated, the address for each director and executive officer listed is: c/o Lone Pine Resources Inc., Suite 2500, 645-7 Avenue SW, Calgary, Alberta, Canada T2P 4G8.

	Number of shares beneficially owned		Percentage of shares beneficially owned
Beneficial owner	Before the offering	After the offering(1)	Before the offering	After the offering(1)

5% Stockholders:
Forest Oil Corporation(2)(3)(4)	1	70,000,000	100%	82.3%
Directors and Executive Officers:
David M. Anderson	—	—	—	*
Michael N. Kennedy	—	—	—	*
Douglas W. Axani	—	—	—	*
H. Craig Clark	—	—	—	*
David M. Fitzpatrick(5)	—	5,263	—	*
Gordon W. Howe	—	—	—	*
Loyola G. Keough(6)	—	5,263	—	*
Shona F. Mackenzie	—	—	—	*
Patrick R. McDonald(7)	—	7,895	—	*
H. Clayton Peterson(8)	—	5,263	—	*
All directors and executive officers as a group (10 persons)

*      Less than 1%.

(1)   Assumes no exercise of the underwriters' option to purchase additional shares.

(2)   Under applicable provisions of the Delaware General Corporation Law and our certificate of incorporation, Forest will be able, acting alone, to elect our entire board of directors and approve any action requiring stockholder approval.

(3)   The shares of our common stock owned by Forest are owned both of record and beneficially.

(4)   In connection with the contribution by Forest to us of CFOL and the Wiser Entities pursuant to the separation and distribution agreement, we will issue to Forest an additional 69,999,999 shares of our common stock.

(5)   Upon completion of this offering, Mr. Fitzpatrick, as a non-employee director, will receive, as of such date, an award of phantom stock units covering a number of shares of our common stock equal to the quotient obtained by dividing $100,000 by $19.00, assuming the shares are offered at $19.00 per share of common stock, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus. This award will vest upon the earlier of the first anniversary of the completion of this offering, a change of control of Lone Pine, or the date of the director's termination of service as a director by reason of death or disability. Each phantom stock unit will be settled, upon vesting, with one share of our common stock.

(6)   Upon completion of this offering, Mr. Keough, as a non-employee director, will receive, as of such date, an award of phantom stock units covering a number of shares of our common stock equal to the quotient obtained by dividing $100,000 by $19.00, assuming the shares are offered at $19.00 per share of common stock, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus. This award will vest upon the earlier of the first anniversary of the completion of this offering, a change of control of Lone Pine, or the date of the director's termination of service as a director by reason of death or disability. Each phantom stock unit will be settled, upon vesting, with one share of our common stock.

(7)   Upon completion of this offering, Mr. McDonald, as a non-employee director and chairman of our board of directors, will receive, as of such date, a restricted stock award covering a number of shares of our common stock equal to the quotient obtained by dividing $150,000 by $19.00, assuming the shares are offered at $19.00 per share of common stock, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus. This award will vest upon the earlier of the first anniversary of the completion of this offering, a change of control of Lone Pine, or the date of the director's termination of service as a director by reason of death or disability.

(8)   Upon completion of this offering, Mr. Peterson, as a non-employee director, will receive, as of such date, a restricted stock award covering a number of shares of our common stock equal to the quotient obtained by dividing $100,000 by $19.00, assuming the shares are offered at $19.00 per share of common stock, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus. This award will vest upon the earlier of the first anniversary of the completion of this offering, a change of control of Lone Pine, or the date of the director's termination of service as a director by reason of death or disability.

Stock ownership of directors and executive officers

All of our common stock is currently owned by Forest, and thus none of our executive officers or directors currently owns any of our common stock. To the extent our executive officers and directors own shares of Forest common stock at the time of the spin-off, they will participate in the spin-off on the same terms as other holders of Forest common stock. The treatment of all Forest stock options, restricted stock, performance units, phantom stock units, and other equity awards held by our employees is discussed under "Our relationship with Forest—Agreements between Forest and us—Employee matters agreement" on page 191.

The following table sets forth the beneficial ownership of shares of common stock of Forest held by each person who is expected to serve as a director and/or executive officer upon completion of this offering, and by such persons as a group, as of May 9, 2011. Except as otherwise noted, the individual director or executive officer (including his or her family members) had sole voting and investment power with respect to the shares of common stock of Forest.

Name(1)	Shares of common stock beneficially owned(2)	Other share equivalents	Total	Percent of class outstanding

David M. Anderson	1,359	0	1,359	*
Michael N. Kennedy	72,095	0	72,095	*
Douglas W. Axani	2,117	0	2,117	*
H. Craig Clark	857,234	0	857,234	*
David M. Fitzpatrick	—	—	—	*
Gordon W. Howe	—	—	—	*
Loyola G. Keough	—	—	—	*
Shona F. Mackenzie	233	0	233	*
Patrick R. McDonald	40,580	0	40,580	*
H. Clayton Peterson	—	—	—	*
All directors and executive officers as a group (10 persons)	973,618	0	973,618	*

*      Less than 1%.

(1)   The address of each beneficial owner is c/o Lone Pine Resources Inc., Suite 2500, 645-7th Avenue SW, Calgary, Alberta, Canada T2P 4G8.

(2)   Includes stock options exercisable within 60 days following the completion of this offering and restricted shares. Amounts do not include holdings of phantom stock nor performance units.

The information regarding beneficial ownership is based on information furnished by each director or executive officer or information contained in filings made with the SEC.

 Our relationship with Forest

General

Prior to this offering, we were operated as a wholly-owned subsidiary of Forest. Immediately following this offering, Forest will continue to own of record and beneficially 82.3% of our common stock, or 70,000,000 shares. If the underwriters exercise their over-allotment option in full, immediately following this offering, Forest will own of record and beneficially 80.2% of our common stock. As long as Forest continues to control 50% or more of the voting power of all then outstanding shares of our capital stock entitled to vote generally in the election of directors, Forest will continue to have the power, acting alone, to approve any action requiring a vote of the majority of our voting shares and to elect all of our directors.

Historical relationship with Forest

Our predecessor has been a wholly-owned subsidiary of Forest since 1996. Forest has historically provided corporate services such as executive oversight, insurance and risk management, treasury, information technology, legal, accounting, tax, marketing, corporate engineering, human resources, and other services to us. Forest has charged us management and insurance fees to cover these costs. These management and insurance fees and other costs incurred by Forest on our behalf, such as direct costs associated with acquisition and divestiture activities, settlements of equity compensation awards to CFOL employees and Canadian directors of Forest, and other general and administrative expenses, such as travel and legal, have been accrued in an account payable to Forest, which account is classified as a current liability within CFOL's consolidated balance sheet. Interest has accrued on this balance, except for the portion attributable to equity compensation awards, at prime plus 5% per annum. The interest-bearing balance is to be repaid no later than the end of the second calendar month following the month in which the related transaction occurred, and the non-interest bearing balance is to be repaid immediately upon notice of an equity award settlement or exercise; however, Forest has historically accepted repayment of these balances in the second year following the initial accrual.

We have a $500 million promissory note payable to Forest, under which we owed $284 million as of March 31, 2011. In addition, as of March 31, 2011, we had $21 million of intercompany advances and $23 million of accrued interest due to Forest. As of May 9, 2011, we had approximately $354 million of intercompany debt payable to Forest, which includes additional borrowings used by us to complete the acquisition of certain gas properties in our Narraway/Ojay fields on April 29, 2011 for approximately CDN$75 million, pursuant to the promissory note, and $45 million of intercompany advances and accrued interest due to Forest. Borrowings under the promissory note bear interest at three-month LIBOR plus two times Forest's credit default swap rate, with such interest rate averaging 3.0% for 2010, and interest-bearing advances bear interest at prime plus 5.0%, with such interest rate averaging 8.25% for 2010. Since January 1, 2007 through May 9, 2011, the largest aggregate amount of principal outstanding on the promissory note was $354 million as of May 9, 2011. During 2007, we paid $47 million in principal and $8 million in interest on the outstanding balance of the promissory note. We have not made a principal payment on the promissory note since 2007. During 2008 and 2009, we paid $8 million and $9 million in interest on the promissory note, respectively. No interest payments were made during 2010.

The promissory note is due on demand or, failing such demand, on November 11, 2014. Interest on the promissory note accrues and compounds at the end of each calendar month, with the interest accruing for any calendar year to be deferred and paid on or before the last business day of the second calendar year following the year in which the interest accrued; provided, however, that if the principal amount becomes due and payable, all accrued interest shall also be due and payable. We expect to use a portion of the net proceeds from this offering to repay all outstanding amounts owed to Forest, after which point the promissory note will be cancelled.

Forest as our controlling stockholder

As long as Forest continues to control 50% or more of the voting power of all then outstanding shares of our capital stock entitled to vote generally in the election of directors, Forest will be able to direct the election of all of the members of our board and exercise a controlling influence over our business and affairs, including any determinations with respect to mergers or other business combinations involving us, our acquisition or disposition of assets, our incurrence of indebtedness, our issuance of any additional common stock or other equity securities, and the payment of dividends with respect to our common stock. Similarly, Forest will have the power to determine matters submitted to a vote of our stockholders without the consent of our other stockholders, will have the power to prevent a change in control of our company, and will have the power to take other actions that might be favorable to Forest but unfavorable to us.

Forest has advised us that, as soon as practicable following the completion of this offering and the expiration or waiver of the applicable lock-up period described under "Underwriting" beginning on page 217, it intends to distribute, or spin-off, all of the remaining shares of our common stock that it owns by means of a special dividend to its shareholders. Forest expects that the spin-off will occur approximately four months following the completion of this offering. Beneficial ownership of at least 80% of the total voting power and value of our outstanding common stock is required for Forest to continue to include us in its consolidated group for U.S. federal income tax purposes, and beneficial ownership of at least 80% of the total voting power and 80% of each class of nonvoting capital stock is required for Forest to effect a tax-free spin-off or certain other tax-free transactions relating to us. As a result, we cannot be sure how long Forest will own our common stock following this offering.

Agreements between Forest and us

This section provides a summary description of agreements between Forest and us relating to this offering and our relationship with Forest after this offering. When used in this section, "separation date" refers to the date on which Forest will contribute the Canadian business and operations to us, and "distribution date" refers to the date, if any, following the offering on which Forest will distribute, or spin-off, its remaining shares of our common stock to its shareholders.

This description of the agreements is a summary and, with respect to each such agreement, is qualified by reference to the terms of the agreement, each of which has been filed as an exhibit to the registration statement of which this prospectus is a part. We encourage you to read the full text of these agreements. We will enter into these agreements with Forest immediately prior to the completion of this offering; accordingly, we will enter into these agreements with Forest in the context of our relationship as a wholly-owned subsidiary of Forest. The prices and other terms of these agreements may be less favorable to us than those we could have obtained in arm's-length negotiations with unaffiliated third parties for similar services or under similar agreements.

Separation and distribution agreement

The separation and distribution agreement will contain the key provisions related to our separation from Forest, this offering, and the spin-off of the remaining shares of our common stock held by Forest to its shareholders following the completion of this offering.

The separation.    The separation and distribution agreement will provide, among other things, for, subject to the terms and conditions contained therein, the contribution by Forest of its approximate 86.6% direct ownership interest in CFOL and its 100% direct and indirect ownership interest in each of the Wiser Entities, which collectively own the remaining interest in CFOL, to us in exchange for 69,999,999 shares of our common stock and cash consideration of $50 million.

Conditions to offering and spin-off.    The separation and distribution agreement will provide that this offering and the spin-off will be subject to the satisfaction or waiver of certain conditions. In particular, the separation and distribution agreement will provide that Forest will not effect this offering or the spin-off of the shares of our common stock it owns to its shareholders unless Forest has obtained a private letter ruling from the IRS and/or an opinion of its outside tax advisor, in either case reasonably acceptable to the Forest board of directors, to the effect that the contribution by Forest of its direct and indirect ownership interest in CFOL to us and the distribution by Forest of the shares of our common stock held by Forest after the offering should qualify, for U.S. federal income tax purposes, as a tax-free transaction under Sections 355 and 368(a)(1)(D) of the Code.

Forest may decide not to complete this offering or the spin-off if, at any time, Forest's board of directors determines, in its sole discretion, that this offering or the spin-off is not in the best interests of Forest or its shareholders. In the event of such determination, following the separation, neither party will have any liability to the other party under the separation and distribution agreement in respect of this offering, the separation, or the spin-off.

Claims.    Generally, we will assume liability for all pending, threatened, and unasserted legal matters related to our business or our assumed or retained liabilities, and Forest will retain liability for all pending, threatened, and unasserted legal matters related to its business or its assumed or retained liabilities. We and Forest will each indemnify the other for any liability to the extent arising from such assumed or retained legal matters.

Releases.    Except as otherwise provided in the separation and distribution agreement, each of Forest and us will release and discharge the other and their respective subsidiaries, successors, and assigns from all liabilities existing or arising from any acts or events occurring or failing to occur, or alleged to have occurred or to have failed to occur, or any conditions existing or alleged to have existed on or before the separation from Forest. The releases will not extend to obligations or liabilities under any agreements between Forest and us that remain in effect following the separation, which agreements include, but are not limited to, the separation and distribution agreement, the transition services agreement, the registration rights agreement, the tax sharing agreement, and the employee matters agreement.

Indemnification.    In addition, the separation and distribution agreement will provide for cross-indemnities principally designed to place financial responsibility for the obligations and liabilities of our business with us and financial responsibility for the obligations and liabilities of Forest's business with Forest. Specifically, each party will indemnify, defend, and hold harmless the other party, its affiliates, and subsidiaries, successors, and assigns, and its officers, directors, employees, and agents for any losses arising out of or otherwise in connection with:

•
the liabilities each such party assumed or retained pursuant to the separation and distribution agreement;

•
the operation of such party's business; and

•
any breach by such party of the separation and distribution agreement or the other separation agreements.

We will indemnify, defend, and hold harmless Forest, its affiliates, and subsidiaries, successors, and assigns, and its officers, directors, employees, and agents for any losses arising out of or otherwise in connection with any untrue statement or alleged untrue statement of a material fact or omission or alleged omission to state a material fact required to be stated in the registration statement of which this prospectus is a part or in this prospectus or necessary to make the statements in such registration statement or this prospectus not misleading.

The separation and distribution agreement also specifies procedures with respect to claims subject to indemnification and related matters.

Insurance.    The separation and distribution agreement will provide for the allocation among the parties of rights and obligations under existing insurance policies with respect to occurrences prior to the separation and will set forth procedures for the administration of insured claims and the allocation of proceeds. In addition, the separation and distribution agreement will provide that upon completion of the spin-off, Forest and we will be solely responsible for our respective programs of insurance, which will be separate and apart from one another. The separation and distribution agreement will also provide that each party will obtain, subject to the terms of the agreement, certain directors and officers insurance policies for acts and omissions occurring on or after the effective date of the registration statement of which this prospectus is a part.

The spin-off.    The separation and distribution agreement also governs the rights and obligations of Forest and us regarding the proposed spin-off by Forest to its shareholders of the remaining shares of our common stock held by Forest following this offering. Forest expects to accomplish this distribution through a spin-off, which is a pro rata distribution by Forest of its remaining shares of our common stock to holders of Forest's common stock. Forest has advised us that, as soon as practicable following the completion of this offering and the expiration or waiver of the applicable lock-up period described under "Underwriting" beginning on page 217, it intends to distribute all of the remaining shares of our common stock that it owns by means of a special dividend to its shareholders. Forest expects that the spin-off will occur approximately four months following the completion of this offering. There are various conditions to the completion of the spin-off. In addition, Forest has the sole discretion to determine the timing, form, structure, and all other terms of any transactions to effect the spin-off. Forest may determine not to complete the spin-off at any time if the Forest board of directors, in its sole discretion, determines that the spin-off is not in the best interests of Forest or its shareholders. Consequently, we cannot assure you as to when or whether the spin-off will occur. See "Risk factors—Risks related to our relationship with Forest—Your investment in our common stock may be adversely affected if Forest does not spin-off the shares of our common stock owned by Forest" on page 36.

If Forest determines to effect the spin-off, we will be required by the separation and distribution agreement to cooperate with Forest in all respects to accomplish the spin-off and to promptly take any and all actions necessary or desirable to effect the spin-off.

Financial and reserve reporting.    We have agreed that, for so long as Forest is required to consolidate our results of operations and financial position, or to account for its investment in us under the equity method of accounting, we will:

•
maintain the same fiscal year as Forest;

•
deliver annual and other budgets, financial and other projections, and monthly financial reports to Forest;

•
deliver monthly and other reserve and production reports to Forest;

•
provide to Forest an opportunity for preliminary review of any reports or other information that we send to our stockholders or file with the SEC or any securities exchange, as well as any press releases regarding annual and quarterly earnings and interim financial guidance;

•
cooperate, and use our reasonable best efforts to cause our auditors and independent reserve engineers to cooperate, to the extent reasonably requested by Forest, in connection with the preparation of Forest's financial statements and other information provided to the public, the SEC, or any securities exchange by Forest;

•
unless otherwise required by law, to the extent requested by Forest, use the auditors and independent reserve engineers directed by Forest; and

•
unless otherwise required by law, to the extent requested by Forest, keep our accounting practices and principles consistent with those of Forest.

We have also agreed that, for so long as Forest is required to consolidate our results of operations and financial position or account for its investment in us under the equity method of accounting, we will provide quarterly and annual financial statements and related information to Forest prior to their inclusion in Forest financial statements and consistent with Forest financial statement presentation.

Contractual restrictions.    So long as Forest owns 50% or more of the voting power of all then outstanding shares of our capital stock entitled to vote generally in the election of directors, we will not:

•
without the prior written consent of Forest, take any action limiting the rights of Forest as our stockholder (including limiting its rights to transfer shares of our stock that it owns) or limit the rights of any transferee of Forest; or

•
take any action, or fail to take any action, to the extent such action or failure could reasonably result in Forest being in breach or default under a contract of which Forest has notified us.

For so long as Forest is required to consolidate our results of operations and financial position, we may not incur any additional indebtedness if the incurrence of indebtedness either (1) will cause Forest to be in breach of or default under any contract or agreement, (2) is reasonably likely, in Forest's reasonable opinion, to adversely impact Forest's credit rating, or (3) involves more than $5 million, except that the restriction against the incurrence of additional indebtedness contained in this clause (3) will not, however, affect our ability to borrow under our bank credit facility.

For two years after the completion of this offering, (1) Forest will agree not to acquire any oil and gas properties in Canada, unless such oil and gas properties in Canada constitute less than a majority of the assets included in a particular business opportunity, and (2) we will agree not to acquire any oil and gas properties in the United States, unless such oil and gas properties in the United States constitute less than a majority of the assets included in a particular business opportunity. However, during this two-year period, if Forest obtains our prior consent with respect to a defined area in Canada, it may engage in activities in that area, and, similarly, if we obtain Forest's prior consent with respect to a defined area in the United States, we may engage in activities in that area.

For two years after the completion of this offering, neither we nor Forest will be permitted to solicit each other's active employees for employment without the other's consent.

Until the earlier of the date (1) the spin-off occurs, (2) Forest notifies us that it no longer intends to pursue the spin-off, or (3) Forest ceases to own at least 80.1% of the voting power of all then outstanding shares of our capital stock entitled to vote generally in the election of directors, we will not be permitted, without Forest's consent, to (a) acquire any businesses or other assets with an aggregate value of more than $20 million, (b) dispose of assets with an aggregate value of more than $20 million, or (c) acquire any equity or debt securities of any other entity, or loan funds to any other person or entity, with an aggregate value of more than $5 million.

Expenses.    We will be responsible for all costs incurred in connection with this offering. We and Forest generally will each be responsible for 50% of all costs (including all third-party costs) incurred in connection with the spin-off of our common stock to the shareholders of Forest following completion of this offering. In connection with this offering, Forest has provided corporate services such as legal, accounting, tax, human resources, and other services to us. In addition, Forest has incurred third-party costs attributable to this offering on our behalf. Upon consummation of this offering, we will reimburse Forest for the services and third-party costs incurred. As of March 31, 2011 and May 9, 2011, Forest had incurred approximately $2.3 million and $2.6 million, respectively, of services and $3.1 million and $3.9 million, respectively, of third-party costs related to this offering, which third-party costs are included in the estimated expenses of this offering.

Termination.    Forest may determine not to complete the spin-off at any time if the Forest board of directors determines, in its sole discretion, that the spin-off is not in the best interests of Forest or its shareholders. In the event of a termination of the separation and distribution agreement on or after the completion of this offering, only the provisions of the separation and distribution agreement relating to the spin-off will terminate. Forest and we will similarly be able to amend the tax sharing agreement to terminate provisions of the tax sharing agreement relating to the spin-off. The other provisions of the separation and distribution agreement, the tax sharing agreement, and the other separation agreements that Forest and we enter into will remain in full force and effect.

Transition services agreement

In connection with this offering, we will enter into a transition services agreement with Forest, pursuant to which Forest will agree to provide to us, on a transitional basis, certain administrative services, including, among other things, executive oversight, insurance and risk management, treasury, information technology, legal, accounting, tax, marketing, corporate engineering, human resources, and investor relations, consistent with the services provided by Forest to us before the separation. The charges for the transition services generally are intended to allow Forest to fully recover the costs directly associated with providing the services to us, plus all out-of-pocket costs and expenses, without profit. The charges of each of the transition services generally will be based on the product of (1) the number of hours each applicable employee bills during the billing month, and (2) such employee's total hourly compensation (based on his or her base salary plus applicable burden and bonus). Forest will provide us with reasonable information that supports the charges for such transition services. Unless we require services that are materially greater than our current expectations, we expect that the total amount to be paid to Forest under the transition services agreement will not exceed $1 million. We have been preparing for the transition of the services to be provided by Forest, or third-party providers on behalf of Forest, to us under the transition services agreement. We expect that we will be able to complete the transition of those services on or before six months following the separation date.

The services provided under the transition services agreement will terminate upon the later of (1) six months after the completion of this offering or (2) the spin-off; provided, however, that if the spin-off has not occurred by December 31, 2011, then the transition services agreement will terminate on such date.

Subject to certain exceptions, Forest's liability for providing services under the transition services agreement will generally be limited to the aggregate amount (excluding any third-party costs and expenses included in such amount) actually paid to Forest by us pursuant to the transition services agreement. The transition services agreement also will provide that Forest shall not be liable to us for any consequential, special, indirect, incidental, punitive, or exemplary damages.

Registration rights agreement

If Forest does not complete the spin-off or another similar transaction, Forest could not freely sell its shares of our common stock without registration under the Securities Act or a valid exemption thereunder. Accordingly, we will enter into a registration rights agreement with Forest to provide it with certain registration rights relating to the shares of our common stock that it holds. Under the registration rights agreement, we may be required to register for offer and sale all or a portion of our common stock held by Forest (or certain permitted transferees). See "—Termination" below for a discussion of these rights.

Shares covered.    The registration rights agreement will cover all shares of our common stock that are held by Forest or a permitted transferee. No person who received shares in the spin-off will be a permitted transferee, nor will any person who, together with its affiliates, owns less than 10% of our common stock.

Mandatory registration rights.    We may be required to file and effect the registration of shares of our common stock pursuant to a registration statement in the United States and file and effect the qualification of shares of our common stock pursuant to a shelf prospectus in Canada under certain circumstances no earlier than the expiration of the lock-up period contained in the underwriting agreement entered into in connection with this offering.

Piggyback registration rights.    If we at any time propose to file on our behalf or on behalf of any of our other security holders a registration statement or Canadian prospectus in connection with a public offering of any of our securities on a form and in a manner that would permit the registration for offer and sale of common stock covered by the registration rights agreement, we may be required to include shares covered by the registration rights agreement in that offering.

Registration expenses.    We will be responsible for the registration expenses in connection with the performance of our obligations under the registration rights provisions set forth in the registration rights agreement. Forest will be responsible for all of the fees and expenses of counsel to Forest, any applicable underwriting discounts or commissions, and any registration or filing fees with respect to shares of our common stock being sold by Forest.

Indemnification.    The registration rights agreement will obligate us to provide indemnification and contribution for the benefit of Forest and its affiliates and representatives and any underwriters and, in limited situations, will obligate Forest to provide indemnification and contribution for the benefit of us and any underwriters with respect to the information included in any registration statement, prospectus, Canadian prospectus, or related document.

Termination.    The registration rights under the registration rights agreement will remain in effect with respect to any shares of our common stock covered by the agreement until the earlier of such time as (1) Forest completes the spin-off and (2) no registrable shares are outstanding after their original issuance. Shares of common stock subject to the registration rights agreement will no longer be registrable shares upon the earliest of (a) the date on which they have been sold pursuant to a registration statement or are eligible for sale pursuant to Rule 144 (or any successor provision) under the Securities Act without restriction pursuant to such rule on the volume of securities that may be sold in any single transaction, or (b) the date on which they are sold to Lone Pine or its subsidiaries.

Tax sharing agreement

In connection with this offering, we will enter into a tax sharing agreement with Forest. The tax sharing agreement will govern the respective rights, responsibilities, and obligations of Forest and us with respect to tax liabilities and benefits, tax attributes, the preparation and filing of tax returns, the control of audits and other tax proceedings, and other matters regarding taxes. The tax sharing agreement will remain in effect until the parties agree in writing to its termination; however, notwithstanding any such termination, the tax sharing agreement will remain in effect with respect to any payments or indemnification due for all taxable periods prior to such termination during which the agreement was in effect.

In general, under the tax sharing agreement:

•
we and Forest will agree to cooperate in the preparation of tax returns and with regard to any audits related to our or their tax returns;

•
with respect to any periods (or portions thereof) ending prior to the distribution, Forest will pay any U.S. federal income taxes of the "affiliated group" of which Forest is the common parent and, if we (including any of our subsidiaries) are included in that affiliated group, we will pay Forest an amount equal to the amount of U.S. federal income tax we would have paid had we filed a separate consolidated U.S. federal income tax return, subject to certain adjustments. With respect to any periods (or portions thereof) beginning after the distribution, we will be responsible for any U.S. federal income taxes of us or our subsidiaries;

•
with respect to any periods (or portions thereof) ending prior to the distribution, Forest will pay any U.S. state or local income taxes that are determined on a consolidated, combined, or unitary basis and, if we (including any of our subsidiaries) are included in such determination, we will pay Forest an amount equal to the amount of tax we would have paid had we filed a separate return for such income, subject to certain adjustments;

•
with respect to any periods (or portions thereof) beginning after the distribution, we will be responsible for any U.S. state or local income taxes of us or our subsidiaries;

•
Forest will be responsible for any U.S. federal, state, local, or foreign taxes due with respect to tax returns that include only Forest and/or its subsidiaries (excluding us and our subsidiaries), and we will be responsible for any U.S. federal, state, local, or foreign taxes due with respect to tax returns that include only us and/or our subsidiaries;

•
to the extent that any gain or income is recognized by Forest (including its controlled subsidiaries) in connection with the failure of the spin-off to be wholly-tax free under Sections 355 and 368(a)(1)(D) of the Code, we will indemnify Forest for any taxes on such gain or income to the extent such failure is attributable to:

  •
  any inaccurate written representation or warranty by us in connection with any tax ruling requested or received from the IRS or opinions of Forest's outside tax advisors;

  •
  any breach by us of applicable covenants in the tax sharing agreement; or

  •
  any action taken by us;

•
we will indemnify Forest for certain Canadian tax-related liabilities incurred by Forest with respect to the contribution to us of its ownership interests and certain indebtedness in CFOL and the transactions contemplated in conjunction with such contribution (including Forest's costs to contest adverse tax claims, which contests it will control); and

•
the tax sharing agreement will also assign responsibilities for administrative matters, such as the filing of tax returns, payment of taxes due, retention of records and conduct of audits, examinations, or similar proceedings.

Forest and we expect that the contribution and spin-off, taken together, should qualify for U.S. federal income tax purposes as a tax-free transaction under Sections 355 and 368(a)(1)(D) of the Code. Forest intends to seek a private letter ruling from the IRS and/or an opinion from its outside tax advisor to such effect. In connection with the ruling request and the opinion, we will be required to make certain representations regarding our company and our business, and Forest will be required to make certain representations regarding it and its business.

We have also agreed to certain restrictions that are intended to preserve the tax-free status of the contribution and the spin-off. Under these agreements, we will be unable to issue or sell our common stock or other securities (including securities convertible into our common stock but excluding certain compensation arrangements) during the period prior to the spin-off. We also will be restricted in our ability to sell assets during the pre-spin-off period. For a period of two years after the date of the spin-off, we may take certain actions otherwise subject to these restrictions only if Forest consents to the taking of such action or if we obtain, and provide to Forest, a private letter ruling from the IRS and/or an opinion from a law firm or accounting firm, in either case, acceptable to Forest in its sole discretion, to the effect that such action would not jeopardize the tax-free status of the contribution and the spin-off. Thus, for that two-year period, these covenants will restrict our ability to sell assets outside the ordinary course of business, to issue or sell our common stock or other securities (including securities convertible into our common stock but excluding certain compensation arrangements), or to enter into any other corporate transaction that would cause us to undergo either a 50% or greater change in the ownership of our voting stock or a 50% or greater change in the ownership (measured by value) of all classes of our stock (in either case, taking into account shares issued in this offering).

Employee matters agreement

In connection with this offering, we will enter into an employee matters agreement with Forest to allocate liabilities and responsibilities relating to Forest's and our current and former employees and their participation in certain benefit plans. Generally, we anticipate that the employee matters agreement will provide that (a) we will retain or assume all liabilities and responsibilities relating to all persons with respect to their employment by us or CFOL and (b) Forest will retain or assume all liabilities and responsibilities relating to persons with respect to their employment by Forest or any of its subsidiaries (other than us and CFOL).

As of the date of this offering, CFOL maintains a number of retirement, welfare, and other benefit plans for the benefit of its employees. Such plans will continue to be maintained by CFOL after the closing of this offering on such terms and conditions as it determines. Our employees and CFOL's employees generally do not participate in the benefit plans maintained by Forest, except for Forest's long-term stock incentive plans, its employee stock purchase plan, and its annual incentive plans.

No duplicate benefits will be provided to our employees under any of our plans that we intend to adopt in connection with this offering and a similar Forest plan. Generally, our employees and CFOL's employees will continue to participate in Forest's long-term stock incentive plans and Forest's employee stock purchase plan following the closing of this offering and until we are no longer majority-owned by Forest, on terms and conditions consistent with past practice. However, we do intend to adopt certain plans of our own in connection with this offering. In addition, the employee matters agreement will provide that we will enter into a severance agreement with our President and Chief Executive Officer, which severance agreement will, among other things, terminate the current severance agreement between Forest and him. We also intend to enter into severance agreements with each of our other executive officers and certain of our key employees. See "Executive Compensation—Compensation discussion and analysis—What actions do we anticipate taking with respect to our own compensation plans and arrangements in connection with and following this offering?" on page 151.

Participation by our employees and CFOL's employees in Forest's long-term stock incentive plans after the closing of this offering will be limited to awards held by such employees under such plans as of the date of such closing, because any new equity-based awards to our employees and CFOL's employees from and after the date of such closing will be made under our 2011 Stock Incentive Plan. It is anticipated that our and CFOL's participation in any Forest plans will cease upon Forest's consummation of a spin-off of our common stock.

We have already adopted our own long-term stock incentive plan and we expect to adopt an annual incentive plan following the completion of this offering. See "Executive Compensation—Compensation discussion and analysis—What actions do we anticipate taking with respect to our own compensation plans and arrangements in connection with and following this offering?" on page 151. Whether or not the spin-off occurs, we will be responsible for any costs or liabilities associated with grants to our employees from any such plan that we adopt in connection with or following this offering.

With respect to any annual incentive awards under Forest's annual incentive plan that are outstanding on the date of the completion of this offering and held by individuals employed by us or CFOL as of the date of the spin-off, the employee matters agreement will require us to provide cash payments to such employees at the time of the spin-off for the pro rata amount (based on the number of days of participation in Forest's annual incentive plan prior to the completion of this offering) of the bonus each of our employees would be entitled to receive under the Forest plan, assuming a "target" achievement of performance measures as of the date of the completion of this offering.

The outstanding Forest equity compensation awards held by our employees will generally not be adjusted in connection with this offering; all equity compensation award holders will continue to hold their awards under the existing Forest equity compensation plans, and the awards will continue to be governed pursuant to the terms and conditions of Forest's plans and any individual award agreements. In the event that Forest consummates a spin-off following this offering, however, all outstanding Forest equity compensation awards will receive an equitable adjustment to reflect the impact of the transaction on the price of Forest's common stock. The adjustments to each type of award currently outstanding pursuant to the Forest equity compensation plans are described below.

Stock option awards.    Each outstanding stock option award will be equitably adjusted in order to reflect the change in the value of Forest's common stock following such a spin-off. The awards will be adjusted based upon a formula intended to adjust both the exercise price and the number of underlying shares of Forest common stock subject to the stock option award. The adjustment formula will ensure that each stock option award will be adjusted such that the ratio of the per-share exercise price to the per-share value of the share of Forest common stock and the total intrinsic value of the stock option award after the adjustment is the same as the ratio was prior to the adjustment. Following the adjustment, the stock option awards will generally continue to be governed by their original terms and conditions.

The outstanding stock option awards currently held by CFOL's employees and our employees are fully vested. CFOL's employees and our employees who are still employed by us on the effective date of the spin-off will have a period of up to three months following the spin-off to exercise their vested stock option awards. However, if the employee is eligible for retirement upon the effective date of the spin-off, then that employee will be given up to a full calendar year in which to exercise his or her vested stock option award. For employees who incur a termination of employment following this offering but prior to the effective date of the spin-off, the employee will be allowed to exercise his or her options in accordance with the terms and conditions regarding exercisability of the award within the individual award agreement governing that stock option award.

Restricted stock awards.    In the event that Forest conducts a spin-off transaction following this offering, the holders of restricted stock awards will not receive an adjustment to their awards. Restricted stock award holders have the right to receive distributions relating to the underlying Forest common stock as if they were holders of record of the underlying stock at the time of that distribution. Therefore, in connection with the spin-off, the restricted stock award holders will receive a distribution of our shares that are fully vested.

Phantom stock unit awards.    Forest's employees who hold phantom stock unit awards will receive an adjustment to their awards in connection with the spin-off. The number of shares subject to the phantom stock unit award after the spin-off will be equal to the number of shares covered by the award prior to the spin-off multiplied by a fraction that reflects the difference in the fair market value of Forest's common stock prior to and following the spin-off.

CFOL employees and our employees who hold cash-settled phantom stock units will receive the same adjustment to the number of shares subject to their award as the adjustment described above for Forest's employees. With respect to these employees, from and after the spin-off we will be responsible for providing cash payments to the employees upon settlement of their awards. For CFOL employees and our employees who hold phantom stock units that were designed to be settled in cash or in the form of Forest common stock, the compensation committee of Forest's board of directors will make a decision prior to the spin-off as to whether such awards will be settled in cash or securities. If the awards are determined to become cash-settled phantom stock units, then the awards will be adjusted as noted above at the time of the spin-off, and we will be responsible for settling those awards in cash at the time the awards are eligible to be settled. In the event that the compensation committee of Forest's board of directors makes a decision to settle such phantom stock units in shares of Forest's common stock, then the holder of such an award will be treated similarly to the holder of a restricted stock award described above and directly participate in any distribution of our common stock rather than receiving an adjustment to the award or, alternatively, we will be responsible for providing a cash payment equal to the value of our shares such holder would have otherwise received in such distribution. Phantom stock unit awards currently held by CFOL employees will vest in full upon Forest's spin-off of our common stock.

Performance unit awards.    The holders of the performance unit awards granted in 2010 will also receive an adjustment to their awards. The adjustment to these awards is provided for by the terms of the individual performance unit award agreements, which state that an appropriate adjustment will be made to the "Initial Value" of the underlying common stock and in the number of the performance units subject to the award. The "Initial Value" of the awards is defined as the average of Forest's closing stock prices over the 20 trading days immediately preceding the beginning of the applicable performance period. As a result of the spin-off, the Initial Value will be reduced and the number of performance units subject to the award will be increased in a manner that is designed to preserve the value of such awards and reflect the effect of the spin-off on the fair market value of a share of Forest's common stock. A spin-off of our common stock by Forest will cause the end of the performance period under the terms of the performance unit award currently held by Mr. Anderson. In such an event, Mr. Anderson will be issued a number of shares of Forest common stock equal to the number of performance units that would have become "earned" as of the date of the spin-off based upon the actual performance against stated performance criteria required under his agreement through such date.

 Certain relationships and related party transactions

Since January 1, 2007, there has not been, nor is there currently proposed, any transaction or series of similar transactions to which we were or are a party in which the amount involved exceeded or exceeds $120,000 and in which any of our directors, executive officers, holders of more than 5% of any class of our voting securities, or any member of the immediate family of any of the foregoing persons, had or will have a direct or indirect material interest, other than compensation arrangements with directors and executive officers, which are described in "Executive Compensation" beginning on page 135 and the transactions described under "Our relationship with Forest" beginning on page 182.

Procedures for approval of related person transactions

A "Related Party Transaction" is a transaction, arrangement, or relationship in which we or any of our subsidiaries was, is, or will be a participant, the amount of which involved exceeds $120,000, and in which any related person had, has, or will have a direct or indirect material interest. A "Related Person" means:

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any person who is, or at any time during the applicable period was, one of our executive officers or one of our directors;

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any person who is known by us to be the beneficial owner of more than 5.0% of our common stock;

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any immediate family member of any of the foregoing persons, which means any child, stepchild, parent, stepparent, spouse, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of a director, executive officer, or a beneficial owner of more than 5.0% of our common stock, and any person (other than a tenant or employee) sharing the household of such director, executive officer, or beneficial owner of more than 5.0% of our common stock; and

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any firm, corporation, or other entity in which any of the foregoing persons is a partner or principal or in a similar position or in which such person has a 10.0% or greater beneficial ownership interest.

Our board of directors will adopt a written related party transactions policy prior to the completion of this offering. Pursuant to this policy, the board of directors, other than those directors with a direct or indirect material interest in the Related Party Transaction, will review all material facts of all Related Party Transactions and either approve or disapprove entry into the Related Party Transaction, subject to certain limited exceptions. In determining whether to approve or disapprove entry into a Related Party Transaction, the board of directors shall take into account, among other factors, the following: (1) whether the Related Party Transaction is on terms no less favorable than terms generally available to an unaffiliated third-party under the same or similar circumstances and (2) the extent of the Related Person's interest in the transaction. All Related Party Transactions required to be disclosed in our filings with the SEC be so disclosed in accordance with applicable laws, rules, and regulations.

Description of capital stock

In connection with the separation and this offering, we have amended and restated our certificate of incorporation and bylaws. The following discussion is a summary of the terms of our capital stock that will be contained in our amended and restated certificate of incorporation and our amended and restated bylaws. The following description of our capital stock does not purport to be complete and is subject to, and is qualified in its entirety by reference to, our amended and restated certificate of incorporation and amended and restated bylaws, which have been filed as exhibits to the registration statement of which this prospectus is part, and certain applicable provisions of Delaware law. References in this section to our certificate of incorporation refer to our amended and restated certificate of incorporation.

Authorized capital stock

Our certificate of incorporation provides that the total number of shares of all classes of capital stock that we are authorized to issue is 315,000,000 shares, consisting of 300,000,000 shares of common stock, $0.01 par value per share, and 15,000,000 shares of preferred stock, $0.01 par value per share. Upon completion of this offering, we will have 85,023,684 shares of common stock outstanding (87,273,684 shares if the underwriters exercise their over-allotment option in full) and no preferred shares outstanding.

Common stock

As of the date of this prospectus, and before giving effect to this offering, all of our outstanding shares of common stock were owned by Forest. No certificates for our common stock will be available for delivery to purchasers. Our common stock will be deposited with The Depository Trust Company on or about the date of the closing of this offering. A purchaser of our common stock will receive only a customer confirmation from a registered dealer that is a participant in The Depository Trust Company depository service and from or through which our common stock is purchased.

Holders of common stock are entitled to one vote for each share of common stock held of record by such holder on all matters on which stockholders are entitled to vote. Subject to any voting rights granted to holders of any outstanding shares of preferred stock, (1) the election of directors will be determined by a plurality of the votes cast by the stockholders present in person or represented by proxy at the meeting and entitled to vote thereon and (2) all other matters presented to stockholders at a meeting will be determined by the affirmative vote of the holders of a majority in voting power of the shares of our capital stock that are present in person or represented by proxy at the meeting and entitled to vote thereon, unless otherwise provided by the certificate of incorporation, bylaws, the applicable rules and regulations of any stock exchange or applicable law or pursuant to any regulation applicable to us or our securities.

Holders of common stock have no preemptive rights, and the shares of common stock are not subject to further calls or assessments by us. There are no redemptive or sinking fund provisions applicable to the common stock.

Holders of common stock will share in an equal amount per share in any dividend or other distributions declared by the board on the common stock, subject to any preferential rights of any outstanding shares of preferred stock.

Upon liquidation, dissolution, or winding up of our affairs, our creditors and any holders of preferred stock with preferential rights will be paid before any distribution to holders of common stock. The holders of common stock would be entitled to receive a distribution of any excess amount ratably in proportion to the number of shares of common stock held by them. All outstanding shares of common stock are, and the common stock offered in this offering when issued and paid for will be, fully paid and nonassessable.

The rights, preferences, and privileges of holders of common stock are subject to the rights of holders of shares of any series of preferred stock which our board of directors may designate and issue in the future.

Preferred stock

The board may fix by resolution the designations, powers, preferences, and relative, participating, optional, or other special rights, if any, and the qualifications, limitations, or restrictions of our preferred stock, including the number of shares, in any series. The issuance of preferred stock and the terms selected by the board could decrease the amount of earnings and assets available for distribution to holders of our common stock. Any series of preferred stock issued by the board could have priority over the common stock in terms of dividend or liquidation rights or both. The issuance of preferred stock, or the issuance of rights to purchase preferred stock, could make it more difficult for a third party to acquire a majority of our outstanding voting stock and thereby have the effect of delaying, deferring, or preventing a change of control of us or an unsolicited acquisition proposal or of making the removal of management more difficult. Additionally, the issuance of preferred stock may have the effect of decreasing the market price of our common stock. There are currently no outstanding shares of preferred stock, and we have no present intention to issue any preferred stock.

The rights agreement

Our board of directors intends to adopt a rights agreement prior to this offering. The rights being issued will be subject to the terms of the rights agreement.

The purpose of the rights agreement is to protect our stockholders from coercive or otherwise unfair takeover tactics. In general terms, our rights agreement imposes a significant penalty on any person or group that acquires 20% or more of all of our outstanding common stock without approval from our board, subject to certain exceptions. This provision will not apply to Forest until such time as Forest and its affiliates cease to own at least 20% or more of our common stock. Our rights will initially trade with, and be inseparable from, our shares of common stock. Our rights will be evidenced only by entry in the direct registration system of our common stock or by certificates that represent shares of our common stock. New rights will accompany the shares of common stock issued in this offering and any new shares of common stock we issue after the date this offering is completed until the date on which our rights are distributed.

The description and terms of our rights will be set forth in a rights agreement, as the same may be amended from time to time, or the rights agreement, between the Company and BNY Mellon Shareowner Services, as rights agent. A summary description of the rights agreement is set forth below. The description of the rights agreement is not complete and is qualified by reference to the terms of the rights agreement, a copy of which will be filed as an exhibit to the registration statement of which this prospectus is a part. We encourage you to read the rights agreement in its entirety.

The rights.    Our board of directors intends to declare a dividend of one preferred share purchase right, or a right, for each outstanding share of our common stock. The dividend will be payable on May 12, 2011, or the record date, to the stockholders of record on that date.

Purchase price.    Each right will entitle the registered holder to purchase from us one one-thousandth of a share of our Series A Junior Participating Preferred Stock, par value $0.01 per share, or our preferred stock, at a price of $90.00 per one one-thousandth of a share of preferred stock, or the purchase price, subject to adjustment.

Exercisability.    Until the earlier to occur of (1) 10 days following a public announcement that a person or group of affiliated or associated persons (with certain exceptions, an acquiring person) has acquired beneficial ownership of 20% or more of the outstanding shares of our common stock or (2) 10 business days (or such later date as may be determined by action of our board of directors prior to such time as any person or group of affiliated persons becomes an acquiring person) following the commencement of, or announcement of an intention to make, a tender offer or exchange offer the consummation of which would result in the beneficial ownership by a person or group of 20% or more of the outstanding shares of our common stock (the earlier of such dates being called the distribution date), our rights will be evidenced, with respect to any of our common stock certificates outstanding as of the record date, by such common stock certificate together with this summary of rights. Certain exceptions have been included in the rights agreement in order to ensure that Forest, including its affiliates and associates, are not by virtue of their share ownership in us deemed to be an acquiring person until such time as Forest and its affiliates cease to own at least 20% or more of our common stock.

The rights agreement provides that, until the distribution date (or earlier expiration of our rights), our rights will be transferred with and only with our common stock. Until the distribution date (or earlier expiration of our rights), new common stock certificates issued after the record date upon transfer or new issuances of common stock will contain a notation incorporating the rights agreement by reference. Until the distribution date (or earlier expiration of our rights), the surrender for transfer of any certificates for shares of our common stock outstanding as of the record date, even without such notation or a copy of this summary of rights, will also constitute the transfer of the rights associated with the shares of our common stock represented by such certificate. As soon as practicable following the distribution date, separate certificates evidencing our rights, or right certificates, will be mailed to holders of record of our common stock as of the close of business on the distribution date and such separate right certificates alone will evidence our rights.

Our rights will not be exercisable until the distribution date.

Expiration date.    Our rights will expire on May 11, 2014, or the final expiration date, unless the final expiration date is advanced or extended or unless our rights are earlier redeemed or exchanged by us, in each case as described below.

Anti-dilution provisions.    The purchase price payable, and the number of shares of preferred stock or other securities or property issuable, upon exercise of our rights is subject to adjustment from time to time to prevent dilution (1) in the event of a stock dividend on, or a subdivision, combination, or reclassification of, our preferred stock, (2) upon the grant to holders of our preferred stock of certain rights or warrants to subscribe for or purchase preferred stock at a price, or securities convertible into preferred stock with a conversion price, less than the then-current market price of our preferred stock, or (3) upon the distribution to holders of our preferred stock of evidences of indebtedness or assets (excluding regular periodic cash dividends or dividends payable in preferred stock) or of subscription rights or warrants (other than those referred to above).

The number of outstanding rights is subject to adjustment in the event of a stock dividend on our common stock payable in shares of common stock or subdivisions, consolidations, or combinations of our common stock occurring, in any such case, prior to the distribution date.

With certain exceptions, no adjustment in the purchase price of our preferred stock will be required until cumulative adjustments require an adjustment of at least 1% in such purchase price.

Preferred share provisions.    Shares of preferred stock purchasable upon exercise of our rights will not be redeemable. Each share of preferred stock will be entitled, when, as, and if declared, to a minimum preferential quarterly dividend payment of the greater of (a) $10.00 per share, and (b) an amount equal to 1,000 times the dividend declared per share of our common stock. In the event of our liquidation, dissolution, or winding up, the holders of our preferred stock will be entitled to a minimum preferential payment of the greater of (a) $10.00 per share (plus any accrued but unpaid dividends), and (b) an amount equal to 1,000 times the payment made per share of our common stock. Each share of preferred stock will have 1,000 votes, voting together with our common stock. Finally, in the event of any merger, consolidation, or other transaction in which outstanding shares of our common stock are converted or exchanged, each share of preferred stock will be entitled to receive 1,000 times the amount received per share of our common stock. These rights will be protected by customary antidilution provisions.

Because of the nature of our preferred stock's dividend, liquidation, and voting rights, the value of the one one-thousandth interest in a share of preferred stock purchasable upon exercise of each right should approximate the value of one share of our common stock.

Consequences of a person or group becoming an acquiring person.    In the event that any person or group of affiliated or associated persons becomes an acquiring person, each holder of a right, other than rights beneficially owned by the acquiring person (which will thereupon become void), will thereafter have the right to receive, upon exercise of a right, that number of shares of our common stock having a market value of two times the exercise price of the right.

In the event that, after a person or group has become an acquiring person, we are acquired in a merger or other business combination transaction, or 50% or more of our consolidated assets or earning power are sold, proper provisions will be made so that each holder of a right (other than rights beneficially owned by an acquiring person, which will have become void) will thereafter have the right to receive, upon the exercise of a right, that number of shares of our common stock of the person with whom we have engaged in the foregoing transaction (or its parent) that at the time of such transaction have a market value of two times the exercise price of the right.

Exchange.    At any time after any person or group becomes an acquiring person and prior to the earlier of one of the events described in the previous paragraph or the acquisition by such acquiring person of 50% or more of the outstanding shares of our common stock, our board of directors may exchange our rights (other than rights owned by such acquiring person, which will have become void), in whole or in part, for shares of our common stock or preferred stock (or a series of our preferred stock having equivalent rights, preferences, and privileges), at an exchange ratio of one share of our common stock, or a fractional share of preferred stock (or other preferred stock) equivalent in value thereto, per right.

Redemption.    At any time prior to the time an acquiring person becomes such, our board of directors may redeem our rights in whole, but not in part, at a price of $.01 per right, or the redemption price, payable, at our option, in cash, shares of our common stock, or such other form of consideration as our board of directors shall determine. The redemption of our rights may be made effective at such time, on such basis and with such conditions as our board of directors in its sole discretion may establish. Immediately upon any redemption of our rights, the right to exercise our rights will terminate, and the only right of the holders of rights will be to receive the redemption price.

For so long as our rights are then redeemable, we may, except with respect to the redemption price, amend the rights agreement in any manner. After our rights are no longer redeemable, we may, except with respect to the redemption price, amend the rights agreement in any manner that does not adversely affect the interests of holders of our rights.

Fractional shares.    No fractional shares of preferred stock or our common stock will be issued (other than fractions of preferred stock which are integral multiples of one one-thousandth of a share of preferred stock, which may, at our election, be evidenced by depositary receipts), and in lieu thereof, an adjustment in cash will be made based on the current market price of our preferred stock or our common stock.

No stockholder rights until a right is exercised or exchanged.    Until a right is exercised or exchanged, the holder thereof, as such, will have no rights as our stockholder, including, without limitation, the right to vote or to receive dividends.

Provisions of our certificate of incorporation governing corporate opportunities

After this offering, Forest will remain a substantial stockholder of ours until it completes the spin-off or otherwise disposes of our common stock that it owns. We and Forest are engaged in the same or similar activities or lines of business and have an interest in the same areas of corporate opportunities. Forest will not have a duty to refrain from engaging directly or indirectly in the same or similar business activities or lines of business as us, and to the fullest extent permitted by law, neither Forest nor any of its directors or officers will be liable to us or our stockholders for breach of any fiduciary duty, by reason of any such activities. Additionally, if Forest acquires knowledge of a potential transaction, or matter that may be a corporate opportunity for Forest and us, to the fullest extent permitted by law, Forest will have no duty to communicate or offer such corporate opportunity to us and will not be liable to us or our stockholders for breach of any duty (fiduciary or otherwise) if Forest pursues or acquires such corporate opportunity for itself or directs such corporate opportunity to its affiliates. If any director or officer of Forest who is also one of our officers or directors becomes aware of a potential business opportunity, transaction, or other matter (other than one expressly offered to that director or officer in writing solely in his or her capacity as our director or officer), that director or officer will have no duty to communicate or offer that opportunity to us, and will be permitted to communicate or offer that opportunity to Forest (or its affiliates) and that director or officer will not, to the fullest extent permitted by law, be deemed to have (1) breached or acted in a manner inconsistent with or opposed to his or her fiduciary or other duties to us regarding the opportunity or (2) acted in bad faith or in a manner inconsistent with the best interests of our company or our stockholders. See "Risk factors—Risks related to our relationship with Forest—Pursuant to the terms of our certificate of incorporation, Forest is not required to offer corporate opportunities to us, and certain of our directors and officers are permitted to offer certain corporate opportunities to Forest before us" on page 35.

The provisions in our certificate of incorporation governing corporate opportunities between Forest and us will automatically terminate, expire, and have no further force and effect once (1) Forest and its subsidiaries (excluding us and our subsidiaries) cease to beneficially own shares of capital stock representing 50% or more of the voting power of all then outstanding shares of our capital stock entitled to vote generally in the election of directors and (2) no person who is a director or officer of Forest is also a director or officer of ours. At that point, any such activities will be governed by Delaware law generally.

Certain anti-takeover provisions of our certificate of incorporation, our bylaws, and Delaware law

Provisions of our certificate of incorporation and bylaws and of the DGCL summarized below may be deemed to have an anti-takeover effect and may delay, deter, or prevent a tender offer or takeover attempt that a stockholder might consider in its best interest, including those attempts that might result in a premium over the market price for the shares of common stock held by stockholders.

No cumulative voting.    Under Delaware law, the right to vote cumulatively does not exist unless the certificate of incorporation specifically authorizes cumulative voting. Our certificate of incorporation does not grant stockholders the right to vote cumulatively.

Removal of directors.    As long as Forest and its subsidiaries beneficially own shares of common stock representing 50% or more of the voting power of all then outstanding shares of our capital stock entitled to vote generally in the election of directors, our certificate of incorporation provides that any or all of our directors may be removed from office with or without cause by the affirmative vote of holders of a majority of the voting power of all then outstanding shares of our capital stock entitled to vote generally in the election of directors. This provision, coupled with the voting power of the common stock held by Forest (82.3% following this offering (80.2% if the underwriters exercise their over-allotment option in full)), effectively precludes any other stockholder or stockholders from removing incumbent directors and simultaneously gaining control of the board of directors by filling the vacancies. Once Forest and its subsidiaries cease to beneficially own shares of common stock representing 50% or more of the voting power of all then outstanding shares of our capital stock, directors may be removed only for cause by the affirmative vote of holders of at least 75% of the voting power of all then outstanding shares of our capital stock entitled to vote generally in the election of directors, voting together as a single class.

Classified board.    Our certificate of incorporation provides for the board to be divided into three classes. Because only one-third of the board will be elected each year, our classified board structure will, once Forest and its subsidiaries cease to beneficially own shares of capital stock representing 50% or more of the voting power of all then outstanding shares of our capital stock entitled to vote generally in the election of directors, preclude even a majority stockholder from gaining control of the board in one election.

Authorized but unissued capital stock.    Our authorized but unissued shares of capital stock are available for future issuance without stockholder approval. These additional shares of capital stock may be utilized for a variety of corporate purposes, including future public offerings to raise additional capital, corporate acquisitions, and employee benefit plans. Our certificate of incorporation authorizes our board to issue up to 15,000,000 shares of preferred stock and to determine the power, preferences, and relative, participating, optional, and other special rights, if any, and the qualifications, limitations, and restrictions on those shares. The existence of authorized but unissued shares of capital stock could have the effect of delaying, deterring, or preventing an attempt to obtain control of us by means of a proxy contest, tender offer, merger, or otherwise.

Special meeting of stockholders.    For so long as Forest and its subsidiaries beneficially own shares of capital stock representing 50% or more of the voting power of all then outstanding shares of our capital stock entitled to vote generally in the election of directors, special meetings shall be called by our company at the request of stockholders holding not less than a majority in voting power of all then outstanding shares of our capital stock entitled to vote generally in the election of directors. After such time, our certificate of incorporation and bylaws provide that special meetings of our stockholders may only be called by the Chairman of the Board, our Chief Executive Officer, the President, or a resolution adopted by the board.

Actions by written consent.    For so long as Forest and its subsidiaries beneficially own shares of capital stock representing 50% or more of the voting power of all then outstanding shares of our capital stock entitled to vote generally in the election of directors, any action required or permitted to be taken by our stockholders may be taken without a meeting, without prior notice, and without a vote, if a consent or consents in writing, setting forth the action to be taken, are signed by the holders of outstanding stock having not less than the minimum number of votes necessary to authorize such action. Based on its anticipated ownership after this offering, upon approval and recommendation by our board of directors, Forest will have enough shares of common stock to approve an amendment to our certificate of incorporation until the spin-off or its other disposition of our common stock owned by it. That, coupled with its ability to take action by written consent, may have the effect of delaying, deterring, or preventing a tender offer takeover attempt that a stockholder might consider in its best interest. Once Forest and its subsidiaries cease to beneficially own shares of capital stock representing 50% or more of the voting power of all then outstanding shares of our capital stock entitled to vote generally in the election of directors, and subject to the terms of any series of preferred stock, any action required or permitted to be taken by our stockholders must be effected at an annual or special meeting of the stockholders and may not be effected by written consent in lieu of a meeting.

Advance notice requirements for stockholder proposals and director nominations.    Our bylaws provide that stockholders seeking to nominate candidates for election as directors or bring other business before any meeting of the stockholders must provide timely notice to us in writing. Generally, to be timely, a stockholder's notice must be received at our principal executive office not later than 90 days nor more than 120 days before the first anniversary of the date of the previous year's annual meeting (or, if the date of the annual meeting is changed by more than 30 days before or more than 70 days after the anniversary date of the preceding year's annual meeting, within 10 days after we first publicly announce the date of the annual meeting). As to each person whom a stockholder proposes to nominate for election as a director, our bylaws require that the stockholder's notice set forth: (1) all information relating to such person that is required to be disclosed in solicitations of proxies for the election of directors in an election contest, or is otherwise required, in each case pursuant to and in accordance with Section 14(a) of the Securities Exchange Act of 1934, as amended, or the Exchange Act, and the rules and regulations promulgated thereunder, and (2) such person's written consent to being named in the proxy statement as a nominee and to serving as a director, if elected. As to any other business that the stockholder proposes to bring before the meeting, our bylaws require that the stockholder's notice set forth: (1) a brief description of the business desired to be brought before the meeting, (2) the text of the proposal or business (including the text of any resolutions proposed for consideration, and in the event that such business includes a proposal to amend our bylaws, the language of the proposed amendment), and (3) the reasons for conducting such business at the meeting and any material interest in such business of such stockholder and the beneficial owner, if any, on whose behalf the proposal is made. As to the stockholder giving the notice and the beneficial owner, if any, on whose behalf the nomination or proposal is made, our bylaws require that the stockholder's notice set forth: (1) the name and address of such stockholder, as they appear on our books, and of such beneficial owner, (2) the class or series and number of shares of our capital stock that are owned beneficially and of record by such stockholder and such beneficial owner, (3) a description of any agreement, arrangement, or understanding with respect to the nomination or proposal between or among such stockholder and/or such beneficial owner, any of their respective affiliates or associates, and any others acting in concert with any of the foregoing, including, in the case of a nomination, the nominee, (4) a description of any agreement, arrangement, or understanding (including any derivative or short positions, profit interests, options, warrants, convertible securities, stock appreciation or similar rights, hedging transactions, and borrowed or loaned shares) that has been entered into as of the date of the stockholder's notice by, or on behalf of, such stockholder and such beneficial owners, whether or not such instrument or right shall be subject to settlement in underlying shares of our capital stock, the effect or intent of which is to mitigate loss to, manage risk or benefit of share price changes for, or increase or decrease the voting power of, such stockholder or such beneficial owner, with respect to our securities, (5) a representation that the stockholder is a holder of record of our stock entitled to vote at such meeting and intends to appear in person or by proxy at the meeting to propose such business or nomination, (6) a representation as to whether the stockholder or the beneficial owner, if any, intends or is part of a group that intends to (x) deliver a proxy statement and/or form of proxy to holders of at least the percentage of our outstanding capital stock required to approve or adopt the proposal or elect the nominee and/or (y) otherwise solicit proxies or votes from stockholders in support of such proposal or nomination, and (7) any other information relating to such stockholder and beneficial owner, if any, required to be disclosed in a proxy statement or other filings required to be made in connection with solicitations of proxies for, as applicable, the proposal and/or for the election of directors in an election contest pursuant to and in accordance with Section 14(a) of the Exchange Act and the rules and regulations promulgated thereunder. These provisions may preclude stockholders from making nominations for directors or conducting other business at an annual or special meeting of stockholders.

Business combinations.    Pursuant to our certificate of incorporation, we have elected not to be governed by the provisions of Section 203 of the DGCL. While Section 203 of the DGCL will not apply to us, our certificate of incorporation includes a substantially similar provision. This provision will not apply to Forest or any direct or indirect transferee of 15% or more of the outstanding voting power from Forest or its affiliates.

In general, our certificate of incorporation prohibits us from engaging in any "business combination" with an "interested stockholder" for a period of three years after the time of the transaction in which the person became an interested stockholder, unless the business combination is approved in a prescribed manner. A "business combination" includes a merger, an asset sale, or a transaction resulting in a financial benefit to the interested stockholder. An "interested stockholder" is a person who, together with affiliates and associates, owns (or, in certain cases, within three years prior, did own) 15% or more of the corporation's outstanding voting stock. The term "interested stockholder" does not include Forest, any direct or indirect transferee of 15% or more of the outstanding voting power from Forest, or any of their respective affiliates. A business combination between us and an interested stockholder would be prohibited unless it satisfies one of the following conditions:

•
prior to the time the stockholder became an interested stockholder, our board of directors must have previously approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder;

•
on consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of our voting stock outstanding at the time the transaction commenced (excluding, for purposes of determining the number of shares outstanding, shares owned by persons who are directors and officers); or

•
the business combination is approved by our board of directors and authorized at an annual or special meeting of the stockholders by the affirmative vote of at least 66 2/3% of the outstanding voting stock which is not owned by the interested stockholder.

Amendment to our governing documents.    For so long as Forest and its subsidiaries beneficially own shares of capital stock representing 50% or more of the voting power of all then outstanding shares of our capital stock entitled to vote generally in the election of directors, our certificate of incorporation and bylaws may be amended, altered, or repealed by the affirmative vote of the holders of at least a majority of the voting power of all outstanding shares of our capital stock entitled to vote generally at the election of directors. Once Forest and its subsidiaries cease to beneficially own shares of capital stock representing 50% or more of the voting power of all then outstanding shares of our capital stock entitled to vote generally in the election of directors, the affirmative vote of the holders of at least 75% in the voting power of all then outstanding shares of our capital stock entitled to vote generally in the election of directors will be required to amend, alter, or repeal certain provisions of our certificate of incorporation. Once Forest and its subsidiaries cease to beneficially own shares of capital stock representing 50% or more of the voting power of all then outstanding shares of our capital stock entitled to vote generally in the election of directors, the affirmative vote of the holders of at least 75% in the voting power of all then outstanding shares of our capital stock entitled to vote generally in the election of directors will be required to amend, alter, or repeal any provision of our bylaws. The board can unilaterally amend, alter, or repeal our bylaws with the affirmative vote of a majority of the whole board.

Listing

It is a condition to the completion of the offering that our shares of common stock be listed on the TSX and the NYSE. We have been approved to list our shares of common stock on the NYSE under the symbol "LPR." The TSX has also conditionally approved the listing of our shares of common stock under the symbol "LPR." Listing will be subject to us fulfilling all the listing requirements of the NYSE and the TSX.

Sale of unregistered securities

Except for the issuance of common stock to Forest, we have not issued any securities in unregistered transactions. The issuance of common stock to Forest was exempt from the registration requirements of the Securities Act pursuant to Section 4(2) thereof and from the prospectus requirements of Canadian securities laws. The only shares of our capital stock that will have been issued by us prior to closing of this offering will be those issued to Forest pursuant to our initial incorporation and in consideration for the contribution by Forest to us of its direct and indirect ownership interest in CFOL.

Transfer agent and registrar

The U.S. transfer agent and registrar for our common stock is BNY Mellon Shareowner Services at its principal office in Jersey City, New Jersey, and the Canadian transfer agent and registrar is Equity Financial Trust Company at its principal offices in Calgary, Alberta and Toronto, Ontario. The telephone number of BNY Mellon Shareowner Services is (888) 213-0882, and the telephone number of Equity Financial Trust Company is (866) 393-4891.

 Shares eligible for future sale

Prior to this offering, there has been no public market for our common stock. The sale of a substantial amount of our common stock in the public market after this offering, or the perception that such sales may occur, could adversely affect the prevailing market price of our common stock. Furthermore, because some of our shares will not be available for sale shortly after this offering due to the contractual and legal restrictions on resale described below, the sale of a substantial amount of common stock in the public market after these restrictions lapse could adversely affect the prevailing market price of our common stock and our ability to raise equity capital in the future.

Upon the completion of this offering, we expect to have a total of 85,023,684 outstanding shares of common stock, which includes the 15,000,000 shares of common stock sold by us in this offering. If the underwriters exercise their over-allotment option in full, we expect to have 87,273,684 shares of common stock outstanding upon the completion of this offering.

All of the common stock sold in this offering will be freely tradable under applicable Canadian securities laws, except for shares held by any person that is a "control person" within the meaning of such laws. In general, a "control person" is a person who holds, alone or in combination with others acting in concert, a sufficient number of voting rights attached to all of our outstanding voting securities to materially affect the control of us, provided that in the absence of evidence to the contrary a holding of 20% or more of such rights will be deemed to be sufficient to materially affect the control of us.

All of the common stock sold in this offering will be freely tradable without restriction or further registration under the Securities Act, except for "restricted" shares held by persons who may be deemed our "affiliates," as that term is defined under Rule 144 of the Securities Act. An "affiliate" is a person that directly, or indirectly through one or more intermediaries, controls or is controlled by us or is under common control with us.

Forest is currently a "control person" of us for the purposes of applicable Canadian securities laws and may therefore trade any shares of our common stock or other securities of us only pursuant to a prospectus or an exemption from the prospectus requirements of such laws.

The shares of common stock held by Forest are deemed to be "restricted securities," as that term is defined in Rule 144 under the Securities Act. These restricted securities may be sold in the public market by Forest only if they are registered or if they qualify for an exemption from registration under Rule 144 under the Securities Act. These rules are summarized below.

Rule 144

In general, under Rule 144 under the Securities Act, as in effect on the date of this prospectus, a person who is not one of our affiliates at any time during the three months preceding a sale, and who has beneficially owned the shares of our common stock to be sold for at least six months, would be entitled to sell an unlimited number of shares of our common stock, provided current public information about us is available. In addition, under Rule 144, a person who is not one of our affiliates at any time during the three months preceding a sale, and who has beneficially owned the shares of our common stock to be sold for at least one year, would be entitled to sell an unlimited number of shares beginning one year after this offering, without regard to whether current public information about us is available. Our affiliates who have beneficially owned shares of our common stock for at least six months are entitled to sell within any three-month period a number of shares that does not exceed the greater of:

•
1.0% of the number of shares of common stock then outstanding, which is approximately 872,737 (850,237 if the underwriters exercise their over-allotment option in full) shares of common stock upon the completion of this offering; and

•
the average weekly trading volume of our common stock on the New York Stock Exchange during the four calendar weeks preceding each such sale, subject to certain restrictions.

Sales by affiliates under Rule 144 are also subject to "manner of sale" provisions and notice requirements and to the availability of current public information about us. Rule 144 also provides that affiliates relying on Rule 144 to sell shares of our common stock that are not restricted shares must nonetheless comply with the same restrictions applicable to restricted shares, other than the holding period requirement.

Upon expiration of any lock-up period and the six-month holding period, approximately 70,023,684 shares of our common stock will be eligible for sale under Rule 144 by our affiliates, subject to the above restrictions. We cannot estimate the number of shares of common stock that our affiliates will elect to sell under Rule 144.

Lock-up agreements

We, our directors, certain of our officers, and Forest have agreed with the underwriters not to sell or otherwise transfer or dispose of any shares of common stock, subject to specified exceptions, during the period from the date of this prospectus continuing through the date that is 180 days after the date of this prospectus, except with the prior written consent of J.P. Morgan Securities LLC and except that 120 days after the date of this prospectus, Forest will be permitted to spin-off all of our shares of common stock that it owns to its shareholders as described below under "—Spin-off." See "Underwriting" beginning on page 217 for a description of these provisions.

Shares issued under employee plans

We intend to file a registration statement on Form S-8 under the Securities Act to register common stock issuable under our employee plans. This registration statement is expected to be filed following the effective date of the registration statement of which this prospectus is a part and will be effective upon filing. Accordingly, shares registered under such registration statement will be available for sale in the open market following the effective date, unless such shares are subject to vesting restrictions with us, Rule 144 restrictions applicable to our affiliates, or the lock-up restrictions described above.

In general, shares of our common stock issued under our employee plans will be freely tradeable for purposes of applicable Canadian securities laws provided that (1) we have been a "reporting issuer" in a Canadian jurisdiction for the four months preceding the trade, (2) the trade is not from the holdings of a "control person," (3) no unusual effort is made to prepare the market or to create a demand for the shares, (4) no extraordinary commission or consideration is paid to any person in respect of the trade, and (5) if the selling shareholder is an insider or officer of us, the selling shareholder has no reasonable grounds to believe that we are in default of Canadian securities legislation.

Registration rights

After the completion of this offering, Forest will be entitled to certain rights with respect to the registration of our common stock under the Securities Act, under the terms of a registration rights agreement between us and Forest. See "Our relationship with Forest—Agreements between Forest and us—Registration rights agreement" on page 188.

Spin-off

Forest has advised us that, following the completion of this offering and the expiration or waiver of the applicable lock-up period described under "Underwriting" beginning on page 217, it intends to spin-off all of the remaining shares of our common stock that it owns to its shareholders as soon as practicable. Forest expects that the spin-off will occur approximately four months following the completion of this offering. The spin-off will be subject to the satisfaction or waiver of certain conditions. In particular, Forest will not effect the spin-off unless Forest has obtained a private letter ruling from the IRS and/or an opinion of its outside tax advisor, in either case reasonably acceptable to the Forest board of directors, to the effect that the contribution by Forest of its direct and indirect ownership interest in CFOL to us and the distribution by Forest of the shares of our common stock held by Forest after the offering should qualify for U.S. federal income tax purposes as a tax-free transaction under Sections 355 and 368(a)(1)(D) of the Code. Forest may decide not to complete this offering or the spin-off if, at any time, Forest's board of directors determines, in its sole discretion, that this offering or the spin-off is not in the best interests of Forest or its shareholders. Common stock distributed to Forest shareholders in the spin-off transaction generally would be freely transferable, except for common stock received by persons who may be deemed to be our affiliates or otherwise subject to the lock-up agreements described under "Underwriting" beginning on page 217.

Certain U.S. federal tax consequences
for non-U.S. holders

The following is a summary of certain U.S. federal income tax consequences of the purchase, ownership, and disposition of our common stock as of the date hereof. Except where noted, this summary deals only with shares of common stock that are held as a capital asset by a non-U.S. holder.

A "non-U.S. holder" means a person (other than a partnership) that is not for U.S. federal income tax purposes any of the following:

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an individual U.S. citizen or resident;

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a corporation (or any other entity treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States, any state thereof, or the District of Columbia;

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an estate the income of which is subject to U.S. federal income taxation, regardless of its source; or

•
a trust if it (1) is subject to the primary supervision of a court within the United States and one or more U.S. persons have the authority to control all substantial decisions of the trust or (2) has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

If a partnership (including an entity treated as a partnership for U.S. federal income tax purposes) holds our common stock, the tax treatment of a partner generally will depend upon the status of the partner and the activities of the partnership. If you are a partner of a partnership (including an entity treated as a partnership for U.S. federal income tax purposes) holding our common stock, you should consult your tax advisor regarding the U.S. federal income tax considerations of the purchase, ownership, and disposition of our common stock by such partnership.

This summary is based upon provisions of the Internal Revenue Code of 1986, or the Code, and Treasury regulations, rulings, and judicial decisions as of the date hereof. Those authorities may be changed, perhaps retroactively, so as to result in U.S. federal income tax consequences different from those summarized below. This summary does not address all aspects of U.S. federal income taxes and does not deal with U.S. estate or gift tax, or foreign, state, local, or other tax considerations that may be relevant to non-U.S. holders in light of their personal circumstances. In addition, this summary does not address tax considerations applicable to investors that may be subject to special treatment under the U.S. federal income tax laws, such as (without limitation):

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certain former U.S. citizens or residents;

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partnerships or other pass-through entities or owners of interests therein;

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financial institutions;

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insurance companies;

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tax-exempt entities;

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controlled foreign corporations; and

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passive foreign investment companies.

Investors considering the purchase of common stock should consult their tax advisors regarding the application of the U.S. federal income tax laws to their particular situations, as well as any tax consequences arising under U.S. estate or gift tax laws and under the laws of any state, local, or foreign taxing jurisdiction or under any applicable tax treaty.

Distributions

We do not expect to pay cash distributions on our common stock in the foreseeable future. However, any cash distributions on our common stock generally will constitute dividends for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. If any such distribution exceeds our current and accumulated earnings and profits, the excess will be treated as a non-taxable return of capital to the extent of the non-U.S. holder's tax basis in our common stock and thereafter as capital gain from the sale or exchange of such common stock. See "—Gain on the sale, exchange, or other disposition of common stock" below. Dividends paid to a non-U.S. holder of our common stock that are not effectively connected with the non-U.S. holder's conduct of a U.S. trade or business generally will be subject to withholding of U.S. federal income tax at a 30% rate, or such lower rate as may be specified by an applicable income tax treaty.

A non-U.S. holder of common stock who wishes to claim the benefits of an applicable treaty rate for dividends will be required to complete Internal Revenue Service, or IRS, Form W-8BEN (or other applicable form) and certify under penalty of perjury that such holder is eligible for benefits under the applicable treaty. Special certification and other requirements apply to certain non-U.S. holders that are pass-through entities rather than corporations or individuals. In addition, Treasury regulations provide special procedures for payments of dividends through certain intermediaries. The rate of withholding tax on dividends pursuant to the Canada-U.S. Income Tax Convention is generally 15%. A non-U.S. holder of common stock eligible for a reduced rate of U.S. withholding tax pursuant to an income tax treaty may obtain a refund of any excess amounts withheld by filing an appropriate claim for refund with the IRS.

Gain on the sale, exchange, or other disposition of common stock

Any gain realized on the sale, exchange, or other taxable disposition of our common stock generally will not be subject to U.S. federal income tax unless:

•
the non-U.S. holder is an individual who is present in the United States for 183 days or more in the taxable year of that disposition, and certain other conditions are met; in which case the individual will be subject to a flat 30% tax on the gain, which may be offset by U.S. source capital losses;

•
the gain is effectively connected with a trade or business of the non-U.S. holder in the United States (and, if required by an applicable income tax treaty, is attributable to a U.S. permanent establishment of the non-U.S. holder); in which case the non-U.S. holder will be subject to tax in the manner described below under "—Income or gain effectively connected with a U.S. trade or business;" or

•
we are or have been a "United States real property holding corporation" for U.S. federal income tax purposes and certain other conditions are met.

We believe we are not, and do not anticipate becoming, a "United States real property holding corporation" for U.S. federal income tax purposes.

Income or gain effectively connected with a U.S. trade or business

If any dividends on our common stock or gain from the sale, exchange, or other taxable disposition of our common stock is effectively connected with a U.S. trade or business conducted by a non-U.S. holder (and, if required by an applicable income tax treaty, is treated as attributable to a permanent establishment maintained by the non-U.S. holder in the United States), then the income or gain will be taxed on a net income basis at the rates and in the manner generally applicable to U.S. persons (as defined under the Code). Dividend income that is effectively connected with a U.S. trade or business conducted by a non-U.S. holder (and, if required by an applicable income tax treaty, is treated as attributable to a permanent establishment maintained by the non-U.S. holder in the United States) will not be subject to the U.S. withholding tax described above if the non-U.S. holder satisfies certain certification requirements by providing to the withholding agent a properly executed IRS Form W-8ECI (or successor form). If the non-U.S. holder is a corporation, that portion of the corporation's earnings and profits that is effectively connected with its U.S. trade or business may also be subject to a "branch profits tax" at a 30% rate, although an applicable income tax treaty may provide for a lower rate.

Information reporting and backup withholding

We generally must report to the IRS and to each non-U.S. holder the amount of dividends paid to such holder and any tax withheld with respect to such dividends, regardless of whether withholding was required. Copies of the information returns reporting such dividends and withholding may also be made available to the tax authorities in the country in which the non-U.S. holder resides under the provisions of an applicable income tax treaty.

A non-U.S. holder also generally will be subject to backup withholding on dividends paid to such holder unless such holder certifies under penalty of perjury that it is a non-U.S. holder (and the payor does not have actual knowledge or reason to know that such holder is a U.S. person as defined under the Code), or such holder otherwise establishes an exemption.

Payment of the proceeds of a disposition of our common stock effected by the U.S. office of a U.S. or foreign broker will be subject to information reporting requirements and backup withholding unless the non-U.S. holder properly certifies under penalties of perjury as to its foreign status and certain other conditions are met or the non-U.S. holder otherwise establishes an exemption. Information reporting requirements and backup withholding generally will not apply to any payment of the proceeds of the disposition of our common stock effected outside the United States by a foreign office of a broker. However, unless such a broker has documentary evidence in its records that the holder is a non-U.S. holder and certain other conditions are met, or the non-U.S. holder otherwise establishes an exemption, information reporting will apply to a payment of the proceeds of the disposition of our common stock effected outside the United States by such a broker if it has certain relationships within the United States.

New legislation

Newly-enacted legislation may impose a withholding tax on certain types of U.S. source payments made to "foreign financial institutions" and certain other non-U.S. entities after December 31, 2012. Under this legislation, the failure to comply with additional certification, information reporting, and other specified requirements could result in withholding tax being imposed on payments of dividends and sales proceeds to foreign intermediaries and certain non-U.S. holders. The legislation generally will impose a 30% withholding tax on dividends on, or gross proceeds from the sale or other disposition of, our common stock paid to a foreign financial institution or to a foreign non-financial entity, unless (1) the foreign financial institution undertakes certain diligence and reporting obligations or (2) the foreign non-financial entity either certifies it does not have any substantial U.S. owners or furnishes identifying information regarding each substantial U.S. owner. If the payee is a foreign financial institution, in order to avoid withholding under these provisions, it must enter into an agreement with the U.S. Treasury requiring, among other things, that it undertake to identify accounts held by certain U.S. persons or U.S.-owned foreign entities, annually report certain information about such accounts, and withhold 30% on payments to account holders whose actions prevent it from complying with these reporting and other requirements. Under certain circumstances, a non-U.S. holder may be eligible for refunds or credits of such taxes. You are encouraged to consult your tax advisors regarding the potential application of this new legislation to your ownership and disposition of our common stock.

 Certain Canadian federal income tax consequences for holders

The following is a summary of the principal Canadian federal income tax consequences under the Income Tax Act (Canada) (referred to as the "Canadian Tax Act") generally applicable to a person who purchases shares of our common stock pursuant to this registration statement and who deals with us at arm's length, is not affiliated with us, and holds our common stock as capital property, all within the meaning of the Canadian Tax Act (referred to as a "Holder"). Our common stock will generally be considered to be capital property to a stockholder, provided the stockholder does not hold the common stock in the course of carrying on a business and has not acquired the common stock in a transaction considered to be an adventure or concern in the nature of trade.

This summary does not apply to a Holder that is a financial institution for purposes of the mark-to-market rules, an interest in which is a tax shelter investment, or that has elected to determine its Canadian tax results in accordance with the functional currency rules, all within the meaning of the Canadian Tax Act. Such Holders should consult their own tax advisors.

This summary is based upon the provisions of the Canadian Tax Act and the regulations thereunder (referred to as the "Regulations") and our understanding of the current published administrative and assessing practices and policies of the Canada Revenue Agency (referred to as the "CRA"), all in effect as of the date hereof. This summary also takes into account all proposals to amend the Canadian Tax Act or the Regulations (referred to as the "Tax Proposals") which have been publicly announced by, or on behalf of, the Minister of Finance (Canada) prior to the date hereof, although no assurance can be given that the Tax Proposals will be enacted in the form proposed, or at all. This summary does not take into account or anticipate any other changes in law or administrative policy, whether by way of judicial, legislative, or governmental decision or action, nor does it take into account provincial, territorial, or non-Canadian tax considerations, which may differ from the Canadian federal income tax considerations discussed in this summary.

For purposes of this summary, it is assumed that we are and will remain at all material times a non-resident of Canada for purposes of the Canadian Tax Act.

This summary is of a general nature only and is not exhaustive of all possible Canadian federal income tax considerations that may apply to an investment in our common stock. The tax consequences of acquiring, owning, and disposing of our common stock will vary according to the status of the stockholder, the jurisdiction where the stockholder resides or carries on business, and the stockholder's own particular circumstances. This summary is not intended to constitute legal or income tax advice to any particular stockholder. Prospective stockholders should obtain independent advice from their own tax advisors regarding the income tax considerations that apply to investing in common stock, based on the stockholder's own particular circumstances.

Exchange rate

For purposes of the Canadian Tax Act, all amounts relating to the acquisition, ownership, or disposition of our common stock, including dividends, adjusted cost base, and proceeds of disposition, must be expressed in Canadian dollars. Amounts in non-Canadian currency must be converted to Canadian dollars using the rate of exchange quoted by the Bank of Canada at noon on the date such amounts first arose, or such other rate of exchange as is acceptable to the CRA.

Taxation of holders resident in Canada

This portion of the summary applies only to a Holder (referred to as a "Canadian Holder") who, for the purposes of the Canadian Tax Act, and at all relevant times, is resident in Canada and does not, together with related persons, own a sufficient equity percentage of our common stock that we would be considered a foreign affiliate of such stockholder.

Dividends on common stock

The full amount of dividends received or deemed to be received by a Canadian Holder on our common stock, including amounts deducted for United States withholding tax, if any, will be included in computing the Canadian Holder's income. An individual (including a trust) will not be entitled to the gross-up and dividend tax credit under the Canadian Tax Act, and a Canadian Holder that is a corporation will not be entitled to deduct the amount of such dividends in computing its taxable income for purposes of the Canadian Tax Act. A Canadian-controlled private corporation (as defined in the Canadian Tax Act) is liable to pay an additional refundable tax of 6 2/3% on its aggregate investment income, which will include such dividends. To the extent U.S. withholding tax is deducted in respect of dividends paid on our common stock, the amount of such tax may be eligible for foreign tax credit or deduction treatment, subject to the detailed rules and limitations under the Canadian Tax Act. Canadian Holders should consult their own tax advisors with respect to the availability of a foreign tax credit or deduction, having regard to their own particular circumstances.

Disposition of common stock

A Canadian Holder who disposes of, or is deemed to have disposed of, our common stock (including the purchase of our common stock by us) will realize a capital gain (or a capital loss) equal to the amount by which the proceeds of disposition of such common stock exceed (or are less than) the aggregate of the adjusted cost base of such common stock and any reasonable costs of disposition. One-half of the amount of a capital gain is a taxable capital gain and is required to be included in income in the year the capital gain is realized. One-half of a capital loss is an allowable capital loss and must be deducted against taxable capital gains realized in the year of disposition. The unused portion of an allowable capital loss may be carried back up to three years or forward indefinitely and deducted against net taxable capital gains realized in such years, in the circumstances and to the extent provided under the Canadian Tax Act.

A Canadian-controlled private corporation (as defined in the Canadian Tax Act) is liable to pay an additional refundable tax of 6 2/3% on its aggregate investment income, which may include taxable capital gains. Capital gains realized by an individual or trust, other than certain specified trusts, may give rise to a liability for alternative minimum tax.

Canadian Holders that are subject to U.S. tax on a disposition of our common stock should consult their own tax advisors with respect to their eligibility for an exemption from U.S. taxation under the provisions of the Canada-US Tax Convention, or for a foreign tax credit or deduction in respect of such amounts under the Canadian Tax Act.

Foreign property information reporting

A Canadian Holder that is a "specified Canadian entity" for a taxation year or a fiscal period and whose total "cost amount" of "specified foreign property" (as such terms are defined in the Canadian Tax Act) at any time in the year or period exceeds CDN$100,000 must file an information return for the year or period disclosing certain prescribed information. Subject to certain exceptions, a Canadian Holder will be a "specified Canadian entity," and our common stock will be "specified foreign property." Canadian Holders should consult their own tax advisors regarding these reporting requirements.

Taxation of non-resident holders

This portion of the summary applies only to a Holder (referred to as a "Non-Resident Holder") who, for the purposes of the Canadian Tax Act, and at all relevant times, is a non-resident of Canada and does not hold and is not deemed under the Canadian Tax Act to use or hold common stock in or in the course of carrying on a business in Canada. Special rules, which are not discussed in this summary, may apply to a non-resident insurer or an authorized foreign bank (as defined in the Canadian Tax Act), and this summary is not applicable to such Holders.

Dividends on common stock

A Non-Resident Holder will not be subject to Canadian federal income tax on dividends received from us.

Disposition of common stock

A Non-Resident Holder who disposes of, or is deemed to dispose of, shares of our common stock will not be subject to Canadian federal income tax unless our common stock constitutes taxable Canadian property to the Non-Resident Holder at the time of the disposition and the Non-Resident Holder is not entitled to relief from Canadian federal income tax under an income tax treaty between Canada and the Non-Resident Holder's country of residence. Provided that our common stock is listed on a "designated stock exchange" at the particular time (which includes the TSX and the NYSE), our common stock will be taxable Canadian property to a Non-Resident Holder only if, at any time during the 60-month period preceding the date of disposition, the Non-Resident Holder, persons with whom the Non-Resident Holder did not deal at arm's length, or any combination thereof held shares comprising 25% or more of any class or series of our stock and more than 50% of the fair market value of such common stock was derived, directly or indirectly, from one or a combination of (1) real property situated in Canada, (2) Canadian resource property, (3) Canadian timber resource property, or (4) an option in respect of, or an interest in, any property described in (1) to (3). Non-Resident Holders whose common stock is taxable Canadian property should seek Canadian tax advice with respect to any reporting obligations in Canada.

Certain ERISA considerations

There are certain considerations to be made in connection with the purchase of our common stock by (1) employee benefit plans that are subject to Title I of the United States Employee Retirement Income Security Act of 1974, as amended, or ERISA, (2) plans, individual retirement accounts, and other arrangements that are subject to Section 4975 of the Code or provisions under any federal, state, local, non-U.S., or other laws or regulations that are similar to such provisions of the Code or ERISA, which similar provisions are collectively referred to herein as Similar Laws, and (3) entities whose underlying assets are considered to include "plan assets" of any such plan, account, or arrangement, each of (1), (2), and (3), a Plan.

ERISA and the Code impose certain duties on persons who are fiduciaries of a Plan subject to Title I of ERISA or Section 4975 of the Code, which Plan is referred to herein as an ERISA Plan, and prohibit certain transactions involving the assets of an ERISA Plan and its fiduciaries or other interested parties. Under ERISA and the Code, any person who exercises any discretionary authority or control over the administration of such an ERISA Plan or the management or disposition of the assets of such an ERISA Plan, or who renders investment advice for a fee or other compensation to such a Plan, is generally considered to be a fiduciary of the ERISA Plan.

In considering an investment in our common stock using a portion of the assets of any Plan, a fiduciary should determine whether the investment is in accordance with the documents and instruments governing the Plan and the applicable provisions of ERISA, the Code, or any Similar Law relating to a fiduciary's duties to the Plan including, without limitation, the prudence, diversification, delegation of control, and prohibited transaction provisions of ERISA, the Code, and any other applicable Similar Laws.

Representation

Accordingly, by acceptance of our common stock, each buyer and subsequent transferee of the common stock will be deemed to have represented and warranted that either (A) no portion of the assets used by such buyer or transferee to acquire and hold our common stock constitutes assets of any Plan or (B) the purchase and holding of our common stock by such buyer or transferee will not constitute a non-exempt prohibited transaction under ERISA or the Code or a similar violation of any applicable Similar Laws.

The foregoing discussion is general in nature and is not intended to be all-inclusive. Due to the complexity of these rules and the penalties that may be imposed upon persons involved in non-exempt prohibited transactions, it is particularly important that fiduciaries, or other persons considering purchasing our common stock on behalf of, or with the assets of, any Plan, consult with their counsel regarding the matters described herein.

 Underwriting

We are offering the shares of common stock described in this prospectus through a number of underwriters. J.P. Morgan Securities LLC, Credit Suisse Securities (USA) LLC, and TD Securities (USA) LLC are acting as joint book-running managers of the offering, and J.P. Morgan Securities LLC is acting as representative of the underwriters. We and Forest have entered into an underwriting agreement with the underwriters. Subject to the terms and conditions of the underwriting agreement, we have agreed to sell to the underwriters, and each underwriter has severally agreed to purchase, at the public offering price less the underwriting discount set forth on the cover page of this prospectus, the number of shares of common stock listed next to its name in the following table:

Name	Number of shares

J.P. Morgan Securities LLC
Credit Suisse Securities (USA) LLC
TD Securities (USA) LLC
BMO Nesbitt Burns Inc.
Scotia Capital (USA) Inc.
Wells Fargo Securities, LLC
CIBC World Markets Inc.
RBC Dominion Securities Inc.
BNP Paribas Securities Corp.
FirstEnergy Capital Corp.
Howard Weil Incorporated
Johnson Rice & Company L.L.C.
Peters & Co. Limited
Raymond James & Associates, Inc.
Tudor, Pickering, Holt & Co. Securities, Inc.

Total	15,000,000

This offering is being made concurrently in the United States and in each of the provinces of Canada other than Quebec. The common stock will be offered in the United States through those underwriters or their U.S. affiliates who are registered to offer the common stock for sale in the United States and such other registered dealers as may be designated by the underwriters. The common stock will be offered in each of the provinces of Canada other than Quebec through those underwriters or their Canadian affiliates who are registered to offer the common stock for sale in such provinces and such other registered dealers as may be designated by the underwriters. Subject to applicable law, the underwriters may offer the common stock outside of the United States and Canada.

Pursuant to the underwriting agreement, we have agreed to sell, and the underwriters have agreed to purchase, our common stock at a price of             by             , 2011, payable in cash against delivery. The obligations of the underwriters under the underwriting agreement may be terminated at their discretion based on their assessment of the state of the financial markets and may also be terminated upon the occurrence of certain stated events, including the suspension or material limitation of trading generally on the NYSE, The Nasdaq Stock Market, the TSX, or the over-the-counter market, the suspension of trading of any securities issued or guaranteed by us on any exchange or in any over-the-counter market, or the declaration by U.S. or Canadian federal or New York State authorities of a general moratorium on commercial banking activities. The underwriting agreement also provides that if an underwriter defaults, the purchase commitments of non-defaulting underwriters may also be increased or the offering may be terminated.

The underwriters propose to offer the common stock directly to the public at the initial public offering price set forth on the cover page of this prospectus and to certain dealers at that price less a concession not in excess of $                           per share. After the initial public offering of the shares, the offering price and other selling terms may be changed by the underwriters. Sales of shares made outside of the United States may be made by affiliates of the underwriters. The representatives have advised us that the underwriters do not intend to confirm discretionary sales in excess of 5% of the common stock offered in this offering.

The underwriters have an option to buy up to 2,250,000 additional shares of common stock from us to cover sales of shares by the underwriters which exceed the number of shares specified in the table above. The underwriters have 30 days from the date of this prospectus to exercise this over-allotment option. If any shares are purchased with this over-allotment option, the underwriters will purchase shares in approximately the same proportion as shown in the table above. If any additional shares of common stock are purchased, the underwriters will offer the additional shares on the same terms as those on which the shares are being offered.

The underwriting fee is equal to the public offering price per share of common stock, less the amount paid by the underwriters to us per share of common stock. The underwriting fee is $              per share. The following table shows the per share and total underwriting discount to be paid to the underwriters, assuming both no exercise and full exercise of the underwriters' option to purchase additional shares.

	Without over- allotment exercise	With full over- allotment exercise

Per share	$	$

Total	$	$

We estimate that the total expenses of this offering to us, including registration, filing and listing fees, printing fees, and legal and accounting expenses, but excluding the underwriting discount, will be approximately $5 million.

A prospectus in electronic format may be made available on the websites maintained by one or more underwriters, or selling group members, if any, participating in the offering. The underwriters may agree to allocate a number of shares to underwriters and selling group members for sale to their online brokerage account holders. Internet distributions will be allocated by the representatives to underwriters and selling group members that may make Internet distributions on the same basis as other allocations.

The public offering price for shares of our common stock offered in the United States and elsewhere outside of Canada is payable in U.S. dollars, and the public offering price for shares of our common stock offered in each of the provinces of Canada other than Quebec is payable in Canadian dollars, except as may otherwise be agreed by the underwriters.

We have agreed that we will not (1) offer, pledge, announce the intention to sell, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right, or warrant to purchase, or otherwise transfer or dispose of, directly or indirectly, or file with the Securities and Exchange Commission a registration statement under the Securities Act (other than any registration statement on Form S-8) relating to, any shares of our common stock or securities convertible into or exchangeable or exercisable for any shares of our common stock, or publicly disclose the intention to make any offer, sale, pledge, disposition, or filing, or (2) enter into any swap or other arrangement that transfers all or a portion of the economic consequences associated with the ownership of any shares of common stock or any such other securities (regardless of whether any of these transactions are to be settled by the delivery of shares of common stock or such other securities, in cash or otherwise), in each case without the prior written consent of J.P. Morgan Securities LLC, for a period of 180 days after the date of this prospectus, other than the shares of our common stock to be sold hereunder, any stock options, restricted stock awards, phantom stock awards, and other equity-based incentive awards to be issued to our directors, officers, employees or consultants in accordance with our stock incentive plan and in compliance with the requirements of the NYSE and the TSX, and any shares of our common stock to be issued upon the exercise of options or other awards or the vesting or other equity-based incentive awards granted under our stock-based compensation plans.

Notwithstanding the foregoing, if (A) during the last 17 days of the 180-day restricted period, we issue an earnings release or material news or a material event relating to our company occurs; or (B) prior to the expiration of the 180-day restricted period, we announce that we will release earnings results during the 16-day period beginning on the last day of the 180-day period, the restrictions described above shall continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the occurrence of the material news or material event.

Each of Forest and our directors and executive officers have entered into lock-up agreements with the underwriters pursuant to which each of these persons or entities, with limited exceptions, for a period of 180 days after the date of this prospectus, may not, without the prior written consent of J.P. Morgan Securities LLC, (1) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right, or warrant to purchase, or otherwise transfer or dispose of, directly or indirectly, any shares of our common stock or any securities convertible into or exercisable or exchangeable for our common stock (including, without limitation, common stock or such other securities which may be deemed to be beneficially owned by Forest or such directors or executive officers in accordance with the rules and regulations of the SEC and securities which may be issued upon exercise of a stock option or warrant), or publicly disclose the intention to make any offer, sale, pledge, or disposition, (2) enter into any swap or other agreement that transfers, in whole or in part, any of the economic consequences of ownership of the common stock or such other securities, whether any such transaction described in clause (1) or (2) above is to be settled by delivery of common stock or such other securities, in cash, or otherwise, or (3) make any demand for or exercise any right with respect to the registration of any shares of our common stock or any security convertible into or exercisable or exchangeable for our common stock, except that Forest will be permitted to spin-off our common stock that it owns to its shareholders at any time following the expiration of a period of 120 days after the date of this prospectus. In addition, the lock-up agreements will not restrict the transfer of common stock as bona fide gifts, transfer by will or the laws of intestacy, transfers to family members

(including to trusts of which they are beneficial owners), transfers pursuant to domestic relations or court orders, or (in the case of corporations or other entities) transfers to affiliates, in each case so long as the transferee agrees to be bound by the restrictions in the lock-up agreements. Notwithstanding the foregoing, if (A) during the last 17 days of the 180-day restricted period, we issue an earnings release or material news or a material event relating to our company occurs; or (B) prior to the expiration of the 180-day restricted period, we announce that we will release earnings results during the 16-day period beginning on the last day of the 180-day period, the restrictions described above shall continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the occurrence of the material news or material event.

We and Forest have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act and applicable Canadian securities laws.

It is a condition to the completion of the offering that our shares of common stock be listed on the TSX and the NYSE. We have been approved to list our shares of common stock on the NYSE under the symbol "LPR." The TSX has also conditionally approved the listing of our shares of common stock under the symbol "LPR." Listing will be subject to us fulfilling all the listing requirements of the NYSE and the TSX.

In connection with this offering, the underwriters may engage in stabilizing transactions, which involves making bids for, purchasing, and selling shares of common stock in the open market for the purpose of preventing or retarding a decline in the market price of the common stock while this offering is in progress. These stabilizing transactions may include making short sales of the common stock, which involves the sale by the underwriters of a greater number of shares of common stock than they are required to purchase in this offering, and purchasing shares of common stock on the open market to cover positions created by short sales. Short sales may be "covered" shorts, which are short positions in an amount not greater than the underwriters' over-allotment option referred to above, or may be "naked" shorts, which are short positions in excess of that amount. The underwriters may close out any covered short position either by exercising their over-allotment option, in whole or in part, or by purchasing shares in the open market. In making this determination, the underwriters will consider, among other things, the price of shares available for purchase in the open market compared to the price at which the underwriters may purchase shares through the over-allotment option. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market that could adversely affect investors who purchase in this offering. To the extent that the underwriters create a naked short position, they will purchase shares in the open market to cover the position.

The underwriters have advised us that, pursuant to Regulation M of the Securities Act and applicable Canadian securities laws, they may also engage in other activities that stabilize, maintain, or otherwise affect the price of the common stock, including the imposition of penalty bids. This means that if the representatives of the underwriters purchase common stock in the open market in stabilizing transactions or to cover short sales, the representative can require the underwriters that sold those shares as part of this offering to repay the underwriting discount received by them.

These activities may have the effect of raising or maintaining the market price of the common stock or preventing or retarding a decline in the market price of the common stock, and, as a result, the price of the common stock may be higher than the price that otherwise might exist in the open market. If the underwriters commence these activities, they may discontinue them at any time. The underwriters may carry out these transactions on the NYSE, on the TSX, in the over-the-counter market, or otherwise.

Prior to this offering, there has been no public market for our common stock. The initial public offering price will be determined by negotiations between us and the representatives of the underwriters. In determining the initial public offering price, we and the representatives of the underwriters expect to consider a number of factors including:

•
the information set forth in this prospectus and otherwise available to the representative;

•
our prospects and the history and prospects for the industry in which we compete;

•
an assessment of our management;

•
our prospects for future earnings;

•
the general condition of the securities markets at the time of this offering;

•
the recent market prices of, and demand for, publicly traded common stock of generally comparable companies; and

•
other factors deemed relevant by the underwriters and us.

Neither we nor the underwriters can assure investors that an active trading market will develop for our common stock, or that the shares will trade in the public market at or above the initial public offering price.

Other than in the United States and in each of the Canadian provinces other than Quebec, no action has been taken by us or the underwriters that would permit a public offering of the securities offered by this prospectus in any jurisdiction where action for that purpose is required. The securities offered by this prospectus may not be offered or sold, directly or indirectly, nor may this prospectus or any other offering material or advertisements in connection with the offer and sale of any such securities be distributed or published in any jurisdiction, except under circumstances that will result in compliance with the applicable rules and regulations of that jurisdiction. Persons into whose possession this prospectus comes are advised to inform themselves about and to observe any restrictions relating to the offering and the distribution of this prospectus. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any securities offered by this prospectus in any jurisdiction in which such an offer or a solicitation is unlawful.

This document is only being distributed to and is only directed at (1) persons who are outside the United Kingdom, (2) investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, which we refer to as the Order, or (3) high net worth entities, and other persons to whom it may lawfully be communicated, falling within Article 49(2)(a) to (d) of the Order, all such persons together we refer to as relevant persons. The securities are only available to, and any invitation, offer, or agreement to subscribe, purchase, or otherwise acquire such securities will be engaged in only with, relevant persons. Any person who is not a relevant person should not act or rely on this document or any of its contents.

In relation to each Member State of the European Economic Area that has implemented the Prospectus Directive, which we refer to as a Relevant Member State, from and including the date on which the European Union Prospectus Directive, or the EU Prospectus Directive, is implemented in that Relevant Member State, which we refer to this date as the Relevant Implementation Date, an offer of securities described in this prospectus may not be made to the public in that Relevant Member State prior to the publication of a prospectus in relation to the shares that has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with the EU Prospectus Directive, except that it may, with effect from and including the Relevant Implementation Date, make an offer of shares to the public in that Relevant Member State at any time:

•
to legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;

•
to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000, and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts;

•
to fewer than 100 natural or legal persons (other than qualified investors as defined in the EU Prospectus Directive), subject to obtaining the prior consent of the book-running managers for any such offer; or

•
in any other circumstances which do not require the publication by the issuer of a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of this provision, the expression an "offer of securities to the public" in relation to any securities in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the securities to be offered so as to enable an investor to decide to purchase or subscribe for the securities, as the same may be varied in that Member State by any measure implementing the EU Prospectus Directive in that Member State, and the expression EU Prospectus Directive means Directive 2003/71/EC and includes any relevant implementing measure in each Relevant Member State.

Certain of the underwriters and their affiliates have provided in the past to us and our affiliates and may provide from time to time in the future certain commercial banking, financial advisory, investment banking, and other services for us and such affiliates in the ordinary course of their business, for which they have received and may continue to receive customary fees and commissions. An affiliate of J.P. Morgan Securities LLC is the administrative agent and a lender under our bank credit facility and Forest's bank credit facility. An affiliate of TD Securities (USA) LLC is a Co-Syndication Agent and a lender under our bank credit facility and Forest's bank credit facility. An affiliate of Credit Suisse Securities (USA) LLC is a lender under our bank credit facility and a Co-U.S. Documentation Agent and a lender under Forest's bank credit facility. An affiliate of BMO Capital Markets Corp. is a Co-Syndication Agent and a lender under our bank credit facility and a Co-U.S. Documentation Agent and a lender under Forest's bank credit facility. An affiliate of Wells Fargo Securities, LLC is a Co-Documentation Agent and a lender under our bank credit facility and a lender under Forest's bank credit facility. An affiliate of CIBC World Markets Corp., is a lender under our bank credit facility. An affiliate of RBC Capital Markets LLC is a lender under our bank credit facility. An affiliate of BNP Paribas Securities Corp. is a lender under our bank credit facility and a Co-U.S. Documentation Agent and a lender under Forest's bank credit facility. An affiliate of Scotia Capital (USA) Inc. is a Co-Documentation Agent and a lender under our bank credit facility and a lender under Forest's bank credit facility. In addition, from time to time, certain of the underwriters and their affiliates may effect transactions for their own account or the account of customers, and hold, on behalf of themselves or their customers, long or short positions in our equity or debt securities or loans, and may do so in the future. Consequently, we may be considered to be a "connected issuer" of such underwriters for the purposes of the securities laws of certain Canadian provinces.

Subscriptions will be received subject to rejection or allotment in whole or in part and the right is reserved to close the subscription books at any time without notice. It is expected that closing will occur on or about                           , 2011 or such other date as we and the underwriters may agree, but in any event not later than                           , 2011.

The common stock (other than any common stock issuable or to be sold on exercise of the over-allotment option) is to be taken up by the underwriters, if at all, on or before a date not later than 42 days after the date of the receipt for the final prospectus.

Legal matters

Certain legal matters relating to this offering will be passed upon for us by Bennett Jones LLP, Calgary, Alberta, with respect to Canadian legal matters, and Vinson & Elkins L.L.P., New York, New York, with respect to U.S. legal matters, and for the underwriters by Blake, Cassels & Graydon LLP, Calgary, Alberta, with respect to Canadian legal matters, and Simpson Thacher & Bartlett LLP, New York, New York, with respect to U.S. legal matters.

Experts

The consolidated financial statements of Canadian Forest Oil Ltd. at December 31, 2010 and 2009, and for each of the three years in the period ended December 31, 2010, appearing in this Prospectus and Registration Statement have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

The financial statements of Lone Pine Resources Inc. as of December 31, 2010 and for the period from inception (September 30, 2010) to December 31, 2010, appearing in this Prospectus and Registration Statement have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

Estimated quantities of our oil and gas reserves and the net present value of such reserves as of December 31, 2010, 2009, and 2008 included in this prospectus are based upon reserve reports audited by DeGolyer and MacNaughton, an independent reservoir engineering firm.

Where you can find additional information

We have filed with the SEC a registration statement on Form S-1 (including the exhibits, schedules, and amendments thereto) under the Securities Act with respect to the shares of our common stock offered hereby. This prospectus does not contain all of the information set forth in the registration statement and the exhibits and schedules thereto. For further information with respect to us and the common stock offered hereby, we refer you to the registration statement and the exhibits and schedules filed therewith. Statements contained in this prospectus as to the contents of any contract, agreement, or any other document are summaries of the material terms of such contract, agreement, or other document. With respect to each of these contracts, agreements, or other documents filed as an exhibit to the registration statement, reference is made to the exhibits for a more complete description of the matter involved. A copy of the registration statement, and the exhibits and schedules thereto, may be inspected without charge at the public reference facilities maintained by the SEC at 100 F Street NE, Washington, D.C. 20549. Copies of these materials may be obtained, upon payment of a duplicating fee, from the Public Reference Section of the SEC at 100 F Street NE, Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference facility. The SEC maintains a website that contains reports, proxy, and information statements, and other information regarding registrants that file electronically with the SEC. The address of the SEC's website is http://www.sec.gov.

After we have completed this offering, we will file annual, quarterly, and current reports, proxy statements, and other information with the SEC. We expect to have an operational website concurrently with the completion of this offering, and we expect to make our periodic reports and other information filed with or furnished to the SEC available, free of charge, through our website, as soon as reasonably practicable after those reports and other information are electronically filed with or furnished to the SEC. Information on our website or any other website is not incorporated by reference into this prospectus and does not constitute a part of this prospectus. You may read and copy any reports, statements, or other information on file at the public reference rooms. You can also request copies of these documents, for a copying fee, by writing to the SEC, or you can review these documents on the SEC's website, as described above. In addition, we will provide electronic or paper copies of our filings free of charge upon request.

Appendix A

Glossary of oil and gas terms

The terms defined in this section are used throughout this prospectus. The definitions of proved developed reserves, proved reserves, and proved undeveloped reserves have been abbreviated from the applicable definitions contained in Rule 4-10(a) of Regulation S-X. The entire definitions of those terms can be viewed on the SEC's website at http://www.sec.gov.

AECO.    The Alberta gas trading price.

Bbl.    One stock tank barrel, or 42 U.S. gallons liquid volume, of crude oil or liquid hydrocarbons.

Bcf.    Billion cubic feet of natural gas.

Bcfe.    Billion cubic feet equivalent, determined using the ratio of six Mcf of natural gas to one bbl of crude oil, condensate, or natural gas liquids.

Bbtu.    One billion British Thermal Units.

Btu.    A British Thermal Unit, or the amount of heat necessary to raise the temperature of one pound of water one degree Fahrenheit.

Condensate.    Liquid hydrocarbons associated with the production of a primarily natural gas reserve.

Developed acreage.    The number of acres which are allocated or held by producing wells or wells capable of production.

Development well.    A well drilled within the proved area of an oil or gas reservoir to the depth of a stratigraphic horizon known to be productive.

Dry hole; dry well.    A well found to be incapable of producing either oil or gas in sufficient quantities to justify completion as an oil or gas well.

Equivalent volumes.    Equivalent volumes are computed with oil and natural gas liquid quantities converted to Mcf on an energy equivalent ratio of one barrel to six Mcf.

Exploitation.    Ordinarily considered to be a form of development within a known reservoir.

Exploratory well.    A well drilled to find a new field or to find a new reservoir in a field previously found to be productive of oil or gas in another reservoir. Generally, an exploratory well is any well that is not a development well or a service well.

Farmout.    An assignment of an interest in a drilling location and related acreage conditional upon the drilling of a well on that location or the undertaking of other work obligations.

Field.    An area consisting of either a single reservoir or multiple reservoirs, all grouped on or related to the same individual geological structural feature and/or stratigraphic condition.

Full cost pool.    The full cost pool consists of all costs associated with property acquisition, exploration, and development activities for a company using the full cost method of accounting. Additionally, any internal costs that can be directly identified with acquisition, exploration, and development activities are included. Any costs related to production, general and administrative expense, or similar activities are not included.

Gross acres or gross wells.    The total acres or wells, as the case may be, in which a working interest is owned.

Hydraulic fracturing.    A process used to stimulate production of hydrocarbons. The process involves the injection of water, sand, and chemicals under pressure into the formation to fracture the surrounding rock and stimulate production.

Lease operating expenses.    The expenses of lifting oil or gas from a producing formation to the surface, constituting part of the current operating expenses of a working interest, and also including labor, superintendence, supplies, repairs, short-lived assets, maintenance, allocated overhead costs, and other expenses incidental to production, but not including lease acquisition or drilling or completion expenses.

Liquids.    Describes oil, condensate, and natural gas liquids.

MBbls.    Thousand barrels of crude oil or other liquid hydrocarbons.

Mcf.    Thousand cubic feet of natural gas.

Mcfe.    Thousand cubic feet equivalent determined using the ratio of six Mcf of natural gas to one bbl of crude oil, condensate, or natural gas liquids.

MMBtu.    One million British Thermal Units, a common energy measurement.

MMcf.    Million cubic feet of natural gas.

MMcfe.    Million cubic feet equivalent determined using the ratio of six Mcf of natural gas to one bbl of crude oil, condensate, or natural gas liquids.

MMcfe/d.    MMcfe per day.

NGL.    Natural gas liquids.

Net acres or net wells.    The sum of the fractional working interest owned in gross acres or gross wells expressed in whole numbers and fractions of whole numbers.

Net production.    The working interest production less the amount of production attributable to royalty burdens.

NYMEX.    New York Mercantile Exchange.

Productive wells.    Producing wells and wells that are capable of production, including injection wells, salt water disposal wells, service wells, and wells that are shut-in.

Proved developed reserves.    Estimated proved reserves that can be expected to be recovered through existing wells with existing equipment and operating methods.

Proved reserves.    Quantities of oil and gas, which, by analysis of geoscience and engineering data, can be estimated with reasonable certainty to be economically producible—from a given date forward, from known reservoirs, and under existing economic conditions, operating methods, and government regulations—prior to the time at which contracts providing the right to operate expire, unless evidence indicates that renewal is reasonably certain, regardless of whether deterministic or probabilistic methods are used for the estimation. The project to extract the hydrocarbons must have commenced or the operator must be reasonably certain that it will commence the project within a reasonable time. Existing economic conditions include prices that are the average price during the twelve-month period prior to the ending date of the period covered by the report, determined as an unweighted arithmetic average of the first-day-of-the-month price for each month within such period, unless prices are defined by contractual arrangements, excluding escalations based upon future conditions.

Proved undeveloped reserves.    Estimated proved reserves that are expected to be recovered from new wells on undrilled acreage or from existing wells where a relatively major expenditure is required for recovery to occur.

Reservoir.    A porous and permeable underground formation containing a natural accumulation of producible oil and/or gas that is confined by impermeable rock or water barriers and is individual and separate from other reservoirs.

Standardized measure or present value of estimated future net revenues.    An estimate of the present value of the estimated future net revenues from proved oil and gas reserves at a date indicated after deducting estimated production and property taxes, future capital costs, operating expenses, and estimated future income taxes. The estimated future net revenues are discounted at an annual rate of 10%, in accordance with the SEC's requirements, to determine their "present value." The present value is shown to indicate the effect of time on the value of the revenue stream and should not be construed as being the fair market value of the properties. Estimates of future net revenues are made using oil and natural gas prices and operating costs at the estimation date in accordance with the SEC's rules and regulations and are held constant for the life of the reserves.

Undeveloped acreage.    Acreage on which wells have not been drilled or completed to a point that would permit the production of economic quantities of oil or natural gas, regardless of whether such acreage contains proved reserves.

Working interest.    An operating interest which gives the owner the right to drill, produce, and conduct operating activities on the property, and to receive a share of production.

Working interest production.    The working interest share of production before the impact of royalty burdens.

Index to financial statements

Page
Canadian Forest Oil Ltd.

Report of independent registered public accounting firm	F-2
Consolidated balance sheets as of December 31, 2010 and 2009 and as of March 31, 2011 (unaudited)	F-3

Consolidated statements of operations for the years ended December 31, 2010, 2009, and 2008 and for the three months ended March 31, 2011 and 2010 (information pertaining to the three months ended March 31, 2011 and 2010 is unaudited)

F-4

Consolidated statements of shareholders' equity for the years ended December 31, 2010, 2009, and 2008 and for the three months ended March 31, 2011 (information pertaining to the three months ended March 31, 2011 is unaudited)

F-5

Consolidated statements of cash flows for the years ended December 31, 2010, 2009, and 2008 and for the three months ended March 31, 2011 and 2010 (information pertaining to the three months ended March 31, 2011 and 2010 is unaudited)

F-6
Notes to consolidated financial statements	F-7
Lone Pine Resources Inc.

Report of independent registered public accounting firm	F-37
Balance sheet as of December 31, 2010 and as of March 31, 2011 (unaudited)	F-38

Statement of operations for the period from inception (September 30, 2010) to December 31, 2010 and for the three months ended March 31, 2011 (information pertaining to the three months ended March 31, 2011 is unaudited)

F-39

Statement of stockholder's equity for the period from inception (September 30, 2010) to December 31, 2010 and for the three months ended March 31, 2011 (information pertaining to the three months ended March 31, 2011 is unaudited)

F-40

Statement of cash flows for the period from inception (September 30, 2010) to December 31, 2010 and for the three months ended March 31, 2011 (information pertaining to the three months ended March 31, 2011 is unaudited)

F-41
Notes to financial statements	F-42

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders of Canadian Forest Oil Ltd.

We have audited the accompanying consolidated balance sheets of Canadian Forest Oil Ltd. as of December 31, 2010 and 2009, and the related consolidated statements of operations, shareholders' equity, and cash flows for each of the three years in the period ended December 31, 2010. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Canadian Forest Oil Ltd. as of December 31, 2010 and 2009, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2010, in conformity with U.S. generally accepted accounting principles.

As discussed in Note 2 to the consolidated financial statements, effective December 31, 2009 the Company changed its reserve estimates and related disclosures as a result of adopting new oil and gas reserve estimation and disclosure requirements.

Ernst & Young LLP

Denver, Colorado
March 3, 2011

Canadian Forest Oil Ltd.
Consolidated balance sheets

	Pro forma March 31, 2011		December 31,
		March 31, 2011
(in thousands, except share data)			2010	2009

	(Unaudited)
ASSETS
Current assets:
Cash	$2,383	$2,383	$576	$8,946
Accounts receivable	28,731	28,731	33,405	21,389
Prepaid expenses	12,887	12,887	4,647	7,180

Total current assets	44,001	44,001	38,628	37,515
Property and equipment, at cost:
Oil and gas properties, full cost method of accounting:
Proved, net of accumulated depletion of $1,173,385, $1,173,385, $1,125,482, and $1,003,306	554,295	554,295	479,595	386,941
Unproved	105,410	105,410	105,520	66,207

Net oil and gas properties	659,705	659,705	585,115	453,148
Other property and equipment, net of accumulated depreciation and amortization of $8,697, $8,697, $8,059, and $6,844	63,948	63,948	60,290	1,789

Net property and equipment	723,653	723,653	645,405	454,937
Inventory	8,466	8,466	9,993	4,267
Goodwill	17,872	17,872	17,422	16,488
Other assets	2,209	2,209	2,222	2,429

	$796,201	$796,201	$713,670	$515,636

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
Accounts payable and accrued liabilities	$71,290	$71,290	$42,202	$34,735
Advances and accrued interest payable to Forest Oil Corporation	88,135	38,135	36,297	21,197
Note payable to Forest Oil Corporation	283,885	283,885	250,183	135,529
Other current liabilities	2,779	2,779	3,445	2,746

Total current liabilities	446,089	396,089	332,127	194,207
Asset retirement obligations	13,899	13,899	13,741	14,649
Deferred income taxes	61,037	61,037	57,560	46,884
Other liabilities	4,110	4,110	3,636	2,342

Total liabilities	525,135	475,135	407,064	258,082
Commitments and contingencies (Note 11)
Shareholders' equity:
Common stock, 70,997,376 $.01 par shares issued and outstanding (pro forma) (Note 2) and 2,106 no par shares issued and outstanding (March 31, 2011 and December 31, 2010 and 2009)	710	—	—	—
Capital surplus	144,103	144,813	144,813	144,813
Retained earnings	24,337	74,337	67,792	34,054
Accumulated other comprehensive income	101,916	101,916	94,001	78,687

Total shareholders' equity	271,066	321,066	306,606	257,554

	$796,201	$796,201	$713,670	$515,636

See accompanying Notes to Consolidated Financial Statements.

Canadian Forest Oil Ltd.
Consolidated statements of operations

	Three months ended March 31,		Year ended December 31,
(in thousands, except per share data)	2011	2010	2010	2009	2008

	(Unaudited)
Revenues:
Oil and gas sales	$36,261	$37,407	$146,047	$112,251	$250,502
Interest and other	12	6	23	(175)	609

Total revenues	36,273	37,413	146,070	112,076	251,111
Costs, expenses, and other:
Lease operating expenses	8,227	5,634	25,680	27,505	36,074
Production and property taxes	603	622	2,423	2,756	3,659
Transportation and processing costs	3,625	2,204	10,738	8,060	9,606
General and administrative	2,394	2,352	8,045	7,072	6,474
Depreciation, depletion, and amortization	19,019	13,267	63,645	56,464	86,331
Ceiling test write-down of oil and gas properties	—	—	—	199,021	—
Interest expense on borrowings from Forest Oil Corporation	1,296	658	6,575	13,800	8,938
Interest expense	84	82	381	2,357	5,426
Foreign currency exchange (gains) losses, net	(7,820)	(6,650)	(14,560)	(18,062)	20,440
Other, net	315	242	1,575	1,324	1,493

Total costs, expenses, and other	27,743	18,411	104,502	300,297	178,441
Earnings (loss) before income taxes	8,530	19,002	41,568	(188,221)	72,670
Income tax:
Current	—	—	—	—	280
Deferred	1,985	3,989	7,830	(49,293)	23,312

Total income tax	1,985	3,989	7,830	(49,293)	23,592

Net earnings (loss)	$6,545	$15,013	$33,738	$(138,928)	$49,078

Basic earnings (loss) per common share	$3,108	$7,129	$16,020	$(65,968)	$23,304

Diluted earnings (loss) per common share	$3,108	$7,129	$16,020	$(65,968)	$23,304
Unaudited pro forma basic earnings per common share (Note 2)	$.08		$.46
Unaudited pro forma diluted earnings per common share (Note 2)	$.08		$.46

See accompanying Notes to Consolidated Financial Statements.

Canadian Forest Oil Ltd.
Consolidated statements of shareholders' equity

(in thousands)	Common stock		Capital surplus	Retained earnings	Accumulated other comprehensive income (loss)	Total shareholders' equity

Balances at January 1, 2008	2	$—	$144,813	$123,904	$134,305	$403,022
Comprehensive loss:
Net earnings	—	—	—	49,078	—	49,078
Decrease in unfunded postretirement benefits, net of tax	—	—	—	—	37	37
Foreign currency translation	—	—	—	—	(84,014)	(84,014)

Total comprehensive loss						(34,899)

Balances at December 31, 2008	2	—	144,813	172,982	50,328	368,123
Comprehensive loss:
Net loss	—	—	—	(138,928)	—	(138,928)
Decrease in unfunded postretirement benefits, net of tax	—	—	—	—	106	106
Foreign currency translation	—	—	—	—	28,253	28,253

Total comprehensive loss						(110,569)

Balances at December 31, 2009	2	—	144,813	34,054	78,687	257,554
Comprehensive earnings:
Net earnings	—	—	—	33,738	—	33,738
Decrease in unfunded postretirement benefits, net of tax	—	—	—	—	81	81
Foreign currency translation	—	—	—	—	15,233	15,233

Total comprehensive earnings						49,052

Balances at December 31, 2010	2	—	144,813	67,792	94,001	306,606
Information pertaining to the three months ended March 31, 2011 is unaudited
Comprehensive earnings:
Net earnings	—	—	—	6,545	—	6,545
Foreign currency translation	—	—	—	—	7,915	7,915

Total comprehensive earnings						14,460

Balances at March 31, 2011	2	$—	$144,813	$74,337	$101,916	$321,066

See accompanying Notes to Consolidated Financial Statements.

Canadian Forest Oil Ltd.
Consolidated statements of cash flows

	Three months ended March 31,		Year ended December 31,
(In thousands)	2011	2010	2010	2009	2008

	(Unaudited)
Operating activities:
Net earnings (loss)	$6,545	$15,013	$33,738	$(138,928)	$49,078
Adjustments to reconcile net earnings (loss) to net cash provided by operating activities:
Depreciation, depletion, and amortization	19,019	13,267	63,645	56,464	86,331
Deferred income tax	1,985	3,989	7,830	(49,293)	23,312
Unrealized foreign currency exchange (gain) loss	(7,820)	(6,650)	(14,290)	(17,974)	19,481
Ceiling test write-down of oil and gas properties	—	—	—	199,021	—
Other, net	372	402	1,255	1,438	2,730
Changes in operating assets and liabilities
Accounts receivable	5,515	(18,629)	(10,415)	9,168	9,250
Prepaid expenses and other assets	1,357	(15,434)	(2,023)	(2,432)	(1,794)
Accounts payable and accrued liabilities	(519)	3,164	(407)	(11,136)	1,205
Accrued interest and other current liabilities	626	(38)	8,317	4,011	(425)

Net cash provided by operating activities	27,080	(4,916)	87,650	50,339	189,168
Investing activities:
Capital expenditures for property and equipment:
Exploration, development, and other acquisition costs	(48,944)	(49,956)	(201,753)	(91,679)	(203,472)
Other fixed assets	(9,250)	(108)	(43,894)	(408)	(828)
Proceeds from sales of assets	403	10,569	27,492	120,570	1,359

Net cash (used) provided by investing activities	(57,791)	(39,495)	(218,155)	28,483	(202,941)
Financing activities:
Proceeds from bank borrowings	36,822	7,875	146,726	121,533	356,360
Repayments of bank borrowings	(36,822)	(7,875)	(146,726)	(236,687)	(373,101)
Proceeds from Forest Oil Corporation note payable, net of repayments	33,760	26,991	113,823	42,815	19,858
Proceeds from Forest Oil Corporation advances, net of repayments	258	5,663	6,036	2,820	2,904
Other, net	(1,561)	2,837	1,692	(511)	757

Net cash provided (used) by financing activities	32,457	35,491	121,551	(70,030)	6,778
Effect of exchange rate changes on cash	61	(26)	584	154	(204)

Net increase (decrease) in cash	1,807	(8,946)	(8,370)	8,946	(7,199)
Cash at beginning of year	576	8,946	8,946	—	7,199

Cash at end of year	$2,383	$—	$576	$8,946	$—

Cash paid (refunded) during the period for:
Interest	$98	$45	$465	$2,120	$5,198
Interest on borrowings from Forest Oil Corporation	—	—	136	9,297	7,694
Income taxes	—	—	—	—	(1,442)

See accompanying Notes to Consolidated Financial Statements.

Canadian Forest Oil Ltd.
Notes to consolidated financial statements
March 31, 2011 and 2010 and
December 31, 2010, 2009, and 2008
(Information pertaining to the three months ended
March 31, 2011 and 2010 is unaudited)

(1)   Organization and basis of presentation:

Description of the business

Canadian Forest Oil Ltd. ("CFOL" or the "Company") is an independent exploration, development, and production company with operations in Canada within the provinces of Alberta, British Columbia, and Quebec and the Northwest Territories. CFOL is currently a wholly-owned subsidiary of Forest Oil Corporation and certain of Forest's other wholly-owned subsidiaries ("Forest"). Forest is an independent oil and gas company engaged in the acquisition, exploration, development, and production of oil, natural gas, and natural gas liquids primarily in North America. Forest was incorporated in New York in 1924, as the successor to a company formed in 1916, and has been a publicly held company since 1969.

Forest intends to contribute its direct and indirect ownership interests in CFOL to Lone Pine Resources Inc. ("Lone Pine"), a wholly-owned subsidiary of Forest incorporated on September 30, 2010, in conjunction with the initial public offering (the "Offering") of up to 19.9% of Lone Pine's common stock. Forest has advised Lone Pine that, as soon as practicable following the completion of the Offering and the expiration or waiver of the lock-up period granted to the underwriters in connection with the Offering, it intends to distribute, or spin-off, all of the remaining shares of Lone Pine common stock that it owns to its shareholders. Forest expects that the spin-off will occur approximately four months following completion of the Offering. However, Forest is not required to complete the spin-off and has the sole discretion to decide if and when the spin-off will occur and to determine the form, structure, and all other terms of any transactions to effect the spin-off. Immediately prior to the completion of the Offering, Lone Pine will enter into agreements with Forest related to the separation of its business operations from Forest. These agreements will be in effect as of the completion of the Offering and will govern various interim and ongoing relationships between Forest and Lone Pine, including the extent and manner of Lone Pine's dependence on Forest for administrative support in the immediate future.

Basis of presentation

The consolidated financial statements include the accounts of CFOL and its wholly-owned consolidated subsidiary. The functional currency of CFOL is the Canadian dollar and the reporting currency is the U.S. dollar. These financial statements are presented in conformity with U.S. generally accepted accounting principles. CFOL conducts operations in one industry segment, natural gas and liquids exploration, development, and production, and in one country, Canada.

The consolidated financial statements include all costs incurred by CFOL as a subsidiary of Forest, which may not be representative of costs that would be incurred by CFOL as a stand-alone entity. Forest has historically provided corporate services such as executive oversight, insurance and risk management, treasury, information technology, legal, accounting, tax, marketing, corporate engineering, human resources, and other services to the Company. Forest charges the Company management and insurance fees for these corporate services, which are reflected in CFOL's consolidated financial statements. Also reflected in CFOL's consolidated financial statements are other general and administrative costs incurred from time to time by Forest on CFOL's behalf. CFOL's consolidated financial statements have historically included, and continue to include, officer and employee salaries for the employees in Canada that manage Forest's Canadian operations, as well as rent, depreciation, and other general and administrative expenses incurred by CFOL. See Footnote 10 for additional information.

Assumptions, judgments, and estimates

In the course of preparing the consolidated financial statements, management makes various assumptions, judgments, and estimates to determine the reported amounts of assets, liabilities, revenues, and expenses, and in the disclosures of commitments and contingencies. Changes in these assumptions, judgments, and estimates will occur as a result of the passage of time and the occurrence of future events and, accordingly, actual results could differ from amounts previously established.

The more significant areas requiring the use of assumptions, judgments, and estimates relate to volumes of oil and gas reserves used in calculating depletion, the amount of future net revenues used in computing the ceiling test limitations, and the amount of future capital costs and abandonment obligations used in such calculations, determining impairments of investments in unproved properties, and valuing goodwill.

Subsequent events have been evaluated through May 2, 2011, which is the date the financial statements were available to be issued.

(2)   Summary of significant accounting policies:

Property and equipment

The Company uses the full cost method of accounting for oil and gas properties. All of the Company's oil and gas operations are conducted in Canada. All costs incurred in the acquisition, exploration, and development of properties (including costs of surrendered and abandoned leaseholds, dry holes, and overhead related to exploration and development activities) and the fair value of estimated future costs of site restoration, dismantlement, and abandonment activities are capitalized. For the three months ended March 31, 2011 and 2010 and the years ended December 31, 2010, 2009, and 2008, CFOL capitalized $1.3 million, $1.3 million, $5.6 million, $5.5 million, and $5.5 million of general and administrative costs (including stock-based compensation), respectively. Interest costs related to significant unproved properties that are under development are also capitalized to oil and gas properties. During the three months ended March 31, 2011 and the year ended December 31, 2010, the Company capitalized $.3 million and $.8 million, respectively, of interest costs attributed to unproved properties. Prior to 2010, the Company did not have significant unproved properties that were under development and, therefore, did not capitalize any interest costs.

Investments in unproved properties, including capitalized interest costs, are not depleted pending determination of the existence of proved reserves. Unproved properties are assessed periodically to ascertain whether impairment has occurred. Unproved properties whose costs are individually significant are assessed individually by considering the primary lease terms of the properties, the holding period of the properties, geographic and geologic data obtained relating to the properties, and estimated discounted future net cash flows from the properties. Estimated discounted future net cash flows are based on discounted future net revenues associated with probable and possible reserves, risk adjusted as appropriate. Where it is not practicable to assess individually the amount of impairment of properties for which costs are not individually significant, such properties are grouped for purposes of assessing impairment. If an impairment is identified, the amount of impairment is added to the costs to be amortized.

The Company performs a ceiling test each quarter under the full cost method of accounting. The ceiling test is a limitation on capitalized costs prescribed by Securities and Exchange Commission ("SEC") Regulation S-X Rule 4-10. The ceiling test is not a fair value based measurement. Rather, it is a standardized mathematical calculation. The ceiling test provides that capitalized costs less related accumulated depletion and deferred income taxes for a cost center may not exceed the sum of (1) the present value of future net revenue from estimated production of proved oil and gas reserves using current prices, excluding the future cash outflows associated with settling asset retirement obligations that have been accrued on the balance sheet, at a discount factor of 10%; plus (2) the cost of properties not being amortized, if any; plus (3) the lower of cost or estimated fair value of unproved properties included in the costs being amortized, if any; less (4) income tax effects related to differences in the book and tax basis of oil and gas properties. Should the net capitalized costs for a cost center exceed the sum of the components noted above, a ceiling test write-down would be recognized to the extent of the excess capitalized costs. The March 31, 2009 ceiling test, which was based on the March 31, 2009 spot prices, resulted in a non-cash write-down of oil and gas property costs of $199.0 million. The Company did not incur a ceiling test write-down during any of the other periods presented in the consolidated financial statements. All ceiling tests performed, beginning with the December 31, 2009 ceiling test, are based on the average of the first-day-of-the-month prices during the twelve-month period prior to the reporting date pursuant to the SEC's "Modernization of Oil and Gas Reporting" rule, which was effective beginning with December 31, 2009 reporting.

Gain or loss is not recognized on the sale of oil and gas properties unless the sale significantly alters the relationship between capitalized costs and estimated proved oil and gas reserves attributable to a cost center.

Depletion of proved oil and gas properties is computed on the units-of-production method, whereby capitalized costs, as adjusted for future development costs and asset retirement obligations, are amortized over the total estimated proved reserves. The Company has historically updated its quarterly depletion calculations with its quarter-end reserves estimates. Based on this accounting policy, the year-end reserves estimates are used for the Company's fourth quarter depletion calculations.

In January 2010, the Financial Accounting Standards Board ("FASB") issued oil and gas reserve estimation and disclosure authoritative accounting guidance effective for reporting periods ending on or after December 31, 2009. This guidance was issued to align the accounting oil and gas reserve estimation and disclosure requirements with the requirements in the SEC's final rule, "Modernization of Oil and Gas Reporting," which was also effective for annual reports for fiscal years ending on or after December 31, 2009. The new FASB guidance and SEC rule include changes to pricing used to estimate oil and gas reserves, broaden the types of technologies that a company may use to establish oil and gas reserves estimates, and broaden the definition of oil and gas producing activities to include the extraction of non-traditional resources, including bitumen extracted from oil sands as well as oil and gas extracted from shales. Accordingly, the Company adopted both the FASB's new authoritative accounting guidance and the SEC's new rule as of December 31, 2009.

Gas gathering assets are depreciated on the units-of-production method whereby the capitalized costs are amortized over the total estimated throughput of the system. Furniture and fixtures, computer hardware and software, other equipment, and leasehold improvements are depreciated on the straight-line or declining balance method based upon their estimated useful lives.

Oil and gas sales

The Company recognizes revenues when they are realized or realizable and earned. Revenues are considered realized or realizable and earned when: (i) persuasive evidence of an arrangement exists, (ii) delivery has occurred, (iii) the seller's price to the buyer is fixed or determinable and (iv) collectibility is reasonably assured.

When the Company has an interest with other producers in properties from which natural gas is produced, the Company uses the entitlements method to account for any imbalances. Imbalances occur when the Company sells more or less product than it is entitled to under its ownership percentage. Revenue is recognized only on the entitlement percentage of volumes sold. Any amount that the Company sells in excess of its entitlement is treated as a liability and is not recognized as revenue. Any amount of entitlement in excess of the amount the Company sells is recognized as revenue and a receivable is accrued. At March 31, 2011 and December 31, 2010 and 2009, the Company had gas imbalance payables of $135,400, $26,200, and $0, respectively, and gas imbalance receivables of $0, $353,500, and $119,600, respectively.

For the three months ended March 31, 2011, sales to four purchasers were approximately 33%, 22%, 13%, and 13%, respectively, of the Company's total revenues. In 2010, sales to four purchasers were approximately 27%, 25%, 14%, and 13%, respectively, of the Company's total revenues. In 2009, sales to four purchasers were approximately 36%, 13%, 13%, and 12%, respectively, of the Company's total revenues. In 2008, sales to two purchasers were approximately 48% and 13%, respectively, of the Company's total revenues. CFOL believes that the loss of one or more of the Company's current oil and gas purchasers would not have a material adverse effect on the Company's ability to sell its production, because any individual purchaser could be readily replaced by another purchaser, absent a broad market disruption.

Accounts receivable

The components of accounts receivable include the following:

		December 31,
	March 31, 2011
(In thousands)		2010	2009

	(Unaudited)
Oil and gas sales	$12,650	$13,169	$9,444
Joint interest billings	10,720	12,025	10,249
Drilling credits due from Alberta	3,789	4,588	742
Other	1,809	3,854	1,172
Allowance for doubtful accounts	(237)	(231)	(218)

Total accounts receivable	$28,731	$33,405	$21,389

CFOL's accounts receivable are primarily from purchasers of the Company's oil and natural gas production and from other exploration and production companies which own working interests in the properties that the Company operates. This industry concentration could adversely impact CFOL's overall credit risk, because the Company's customers and working interest owners may be similarly affected by changes in economic and financial market conditions, commodity prices, and other conditions. CFOL's oil and gas production is sold to various purchasers in accordance with the Company's credit policies and procedures. These policies and procedures take into account, among other things, the creditworthiness of potential purchasers. CFOL generally requires letters of credit or parental guarantees for receivables from parties that are deemed to have sub-standard credit or other financial concerns, unless the Company can otherwise mitigate the perceived credit exposure.

Stock-based compensation

Certain employees of CFOL and Canadian directors of Forest participate in various Forest equity incentive plans under which qualified and non-qualified stock options, restricted stock, phantom stock units, and other awards may be granted to employees, consultants, and non-employee directors. Compensation cost for these participants is measured at the grant date based on the fair value of the awards (stock options and performance units) or is measured at the reporting date based on the current stock price (phantom stock units), and is recognized in CFOL's consolidated financial statements on a straight-line basis over the requisite service period (usually the vesting period). The compensation costs are expensed, with a portion also capitalized pursuant to the full cost method of accounting, with the offset being recorded to a liability account. Stock option and performance unit compensation costs are recorded to the payable to Forest as each will be satisfied by Forest with Forest common stock. Phantom stock unit compensation cost is recorded to a separate liability since the units may be settled in cash or shares. CFOL utilizes its cash when phantom stock units are settled in cash. When phantom stock units are settled in stock, the liability is transferred to the payable to Forest since the units are settled by Forest with Forest common stock.

Foreign currency translation

The functional currency of CFOL is the Canadian dollar. Assets and liabilities related to CFOL are translated at end-of-period exchange rates, and related translation adjustments, other than those related to the Company's U.S. dollar denominated note payable and advances due to Forest, are reported as a component of shareholders' equity in accumulated other comprehensive income. Statement of operations accounts are translated at the average exchange rate for the quarter, with the translated amounts for each quarter combined for the annual totals.

During the years 2010, 2009, and 2008, CFOL realized $(.3) million, $(.1) million, and $1.0 million, respectively, of foreign currency exchange (gains) losses in connection with the repayment of debt owed to Forest. CFOL did not have any realized foreign currency exchange gains or losses during the three months ended March 31, 2011 and 2010. During the three months ended March 31, 2011 and 2010 and the years 2010, 2009, and 2008, CFOL recorded $(7.8) million, $(6.7) million, $(14.3) million, $(18.0) million, and $19.5 million, respectively, of unrealized (gains) losses related to the note payable and advances due to Forest since each are denominated in U.S. dollars.

Income taxes

The Company recognizes deferred tax liabilities and assets for the expected future tax consequences of temporary differences between financial accounting bases and tax bases of assets and liabilities. The tax benefits of tax loss carryforwards and other deferred tax benefits are recorded as an asset to the extent that management assesses the utilization of such assets to be more likely than not. When the future utilization of some portion of the deferred tax asset is determined not to be more likely than not, a valuation allowance is provided to reduce the recorded deferred tax assets.

Asset retirement obligations

CFOL records the fair value of a liability for an asset retirement obligation in the period in which it is incurred with a corresponding increase in the carrying amount of the related long-lived asset. Subsequent to initial measurement, the asset retirement obligation is required to be accreted each period to its present value. Capitalized costs are depleted as a component of the full cost pool using the units-of-production method. CFOL's asset retirement obligations consist of costs related to the plugging of wells, the removal of facilities and equipment, and site restoration on oil and gas properties.

The following table summarizes the activity for the Company's asset retirement obligations for the periods indicated:

	Three months ended March 31,		Year ended December 31,
(In thousands)	2011	2010	2010	2009	2008

	(Unaudited)
Asset retirement obligations at beginning of period	$14,181	$14,816	$14,816	$11,220	$16,435
Accretion expense	275	265	1,036	1,009	1,130
Liabilities incurred	84	90	430	876	940
Liabilities settled	(128)	(7)	(288)	(179)	(192)
Disposition of properties	—	(513)	(1,006)	(809)	—
Revisions of estimated liabilities	(431)	(1,090)	(1,473)	899	(4,146)
Impact of foreign currency exchange rate	371	385	666	1,800	(2,947)

Asset retirement obligations at end of period	14,352	13,946	14,181	14,816	11,220
Less: current asset retirement obligations	453	310	440	167	152

Long-term asset retirement obligations	$13,899	$13,636	$13,741	$14,649	$11,068

Inventory

Inventories were comprised of $8.5 million, $10.0 million, and $4.3 million of materials and supplies as of March 31, 2011 and December 31, 2010 and 2009, respectively. The Company's materials and supplies inventory, which is acquired for use in future drilling operations, is primarily comprised of items such as casing, line pipe, and pressure vessels.

Goodwill

The changes in the goodwill balance during the periods presented are solely due to foreign currency exchange rate fluctuations. The Company is required to make an annual impairment assessment in lieu of periodic amortization. The Company performs its annual goodwill impairment test in the second quarter of the year. In addition, the Company tests goodwill for impairment if events or circumstances change between annual tests indicating a possible impairment. The impairment assessment requires the Company to make estimates regarding the fair value of the reporting unit to which goodwill has been assigned. Although the Company bases its fair value estimate on assumptions it believes to be reasonable, those assumptions are inherently unpredictable and uncertain. Downward revisions of estimated reserve quantities, increases in future cost estimates, divestiture of a significant component of the reporting unit, or depressed oil and natural gas prices could lead to an impairment of goodwill in future periods. The Company had no goodwill impairments for the three months ended March 31, 2011 and 2010, or the years ended December 31, 2010, 2009, and 2008.

Derivative instruments

The Company records all derivative instruments as either assets or liabilities at fair value, other than derivative instruments that meet the normal purchases and sales exception. The consolidated financial statements presented do not include any derivative assets or liabilities or their related impact on the statements of operations since CFOL was not a party to any such instruments during the periods presented. CFOL may enter into commodity derivative instruments in the future.

Earnings (loss) per share

Basic earnings (loss) per share is computed by dividing net earnings (loss) attributable to common stock by the weighted average number of common shares outstanding during each period. Under the treasury stock method, diluted earnings (loss) per share is computed by dividing net earnings (loss) adjusted for the dilutive effect, if any, of potential common shares. CFOL's capital structure consists solely of common shares outstanding. There are no potential common shares. CFOL does not have its own stock-based compensation plans; instead, CFOL employees participate in Forest's stock-based compensation plans.

The following sets forth the calculation of basic and diluted earnings (loss) per share for the periods presented.

	Three months ended March 31,
			Year ended December 31,
(In thousands, except share and per share amounts)
	2011	2010	2010	2009	2008

	(Unaudited)
Net earnings (loss) attributable to common stock for basic and diluted earnings per share	$6,545	$15,013	$33,738	$(138,928)	$49,078
Weighted average common shares outstanding during the period for basic and diluted earnings per share	2,106	2,106	2,106	2,106	2,106

Basic earnings (loss) per common share	$3,108	$7,129	$16,020	$(65,968)	$23,304

Diluted earnings (loss) per common share	$3,108	$7,129	$16,020	$(65,968)	$23,304

Unaudited pro forma earnings per share and unaudited pro forma balance sheet

Basic and diluted pro forma earnings per share for the year ended December 31, 2010 and three months ended March 31, 2011 were calculated using the 70 million shares that will be outstanding after Forest contributes its direct and indirect ownership interests in CFOL to Lone Pine plus 997,376 shares, which is the number of shares that Lone Pine would have been required to issue to fund the $50 million payment to Forest under the separation and distribution agreement as partial consideration for Forest's contribution of its direct and indirect ownership interests in CFOL, which, for pro forma purposes, such payment is considered a dividend to Forest. The number of shares that Lone Pine would have been required to issue to fund the $50 million payment was calculated as $50 million minus the pro forma CFOL and Lone Pine combined net earnings of $33 million for the year ended December 31, 2010 divided by an issue price per share of $17.53, which is the assumed initial public offering price of $19.00 per share less the estimated underwriting discounts and offering expenses. There were no potential common shares outstanding to be considered in the pro forma diluted earnings per share calculation.

The unaudited pro forma balance sheet as of March 31, 2011 gives pro forma effect to the assumed dividend discussed in the preceding paragraph, as though it had been declared and was payable as of that date.

Comprehensive earnings (loss)

Comprehensive earnings (loss) is a term used to refer to net earnings (loss) plus other comprehensive income (loss). Other comprehensive income (loss) is comprised of revenues, expenses, gains, and losses that under generally accepted accounting principles are reported as separate components of shareholders' equity instead of net earnings (loss). Items included in the Company's other comprehensive income (loss) during the three months ended March 31, 2011 and the years ended December 31, 2010, 2009, and 2008 include: foreign currency gains (losses) related to the translation of the assets and liabilities of the Company's operations to the U.S. dollar and changes in unfunded postretirement benefits.

The components of accumulated other comprehensive earnings (loss) for the three months ended March 31, 2011 and the years ended December 31, 2010, 2009, and 2008 are as follows:

(In thousands)	Foreign currency translation	Unfunded postretirement benefits(1)	Accumulated other comprehensive income (loss)

Balance at January 1, 2008	$134,617	$(312)	$134,305
2008 activity	(84,014)	37	(83,977)

Balance at December 31, 2008	50,603	(275)	50,328
2009 activity	28,253	106	28,359

Balance at December 31, 2009	78,856	(169)	78,687
2010 activity	15,233	81	15,314

Balance at December 31, 2010	94,089	(88)	94,001
2011 activity (unaudited)	7,915	—	7,915

Balance at March 31, 2011	$102,004	$(88)	$101,916

(1) Net of tax.

(3)   Property and equipment:

Net property and equipment consists of the following as of the dates indicated:

		December 31,
	March 31, 2011
(In thousands)		2010	2009

	(Unaudited)
Oil and gas properties:
Proved	$1,727,680	$1,605,077	$1,390,247
Unproved	105,410	105,520	66,207
Accumulated depletion	(1,173,385)	(1,125,482)	(1,003,306)

Net oil and gas properties	659,705	585,115	453,148
Other property and equipment	72,645	68,349	8,633
Accumulated depreciation and amortization	(8,697)	(8,059)	(6,844)

Net other property and equipment	63,948	60,290	1,789

Total net property and equipment	$723,653	$645,405	$454,937

The following table sets forth a summary of CFOL's investment in unproved properties as of December 31, 2010, by the year in which such costs were incurred:

(In thousands)	Total	2010	2009	2008	2007 and prior

Acquisition costs	$61,602	$37,378	$9,765	$6,222	$8,237
Exploration costs	43,918	10,786	3,101	24,091	5,940

Total	$105,520	$48,164	$12,866	$30,313	$14,177

As of December 31, 2010, the Company expects that substantially all of its unproved property costs will be reclassified to proved properties within ten years.

Subsequent event—acquisition

On April 29, 2011, the Company completed the acquisition of certain natural gas properties located in the Narraway/Ojay fields for approximately CDN$75 million using funds advanced by Forest under CFOL's promissory note payable to Forest. The purchase price is subject to adjustment based on an adjustment date of April 1, 2011. The acquisition increased CFOL's working interests in certain properties already owned and operated by the Company in the Narraway field and provided additional capacity in gathering systems and a gas plant in the Narraway field.

(4)   Debt:

The principal components of debt are as follows:

		December 31,
	March 31, 2011
(In thousands)		2010	2009

	(Unaudited)
Credit facility(1)	$—	$—	$—
Note payable to Forest Oil Corporation(2)	283,885	250,183	135,529

Debt principal	$283,885	$250,183	$135,529

(1) In December 2009, the Company repaid all amounts outstanding under its credit facility. This repayment was financed in part by borrowing $42 million under the note payable to Forest. The Company's credit facility matures in June 2012.

(2) At March 31, 2011 and December 31, 2010, the Company's note payable to Forest is due on demand or, failing such demand, on November 11, 2014. At December 31, 2009, the Company's note payable to Forest is due on demand or, failing such demand, on the tenth anniversary of the initial borrowing, which occurred in June 2004.

Bank credit facility

CFOL's bank credit facility is part of Forest's bank credit facilities, which consist of (1) a $1.65 billion U.S. credit facility, or the U.S. Facility, among Forest and a syndicate of banks led by JPMorgan Chase Bank, N.A., and (2) a $150 million Canadian credit facility, or the Canadian Facility, among CFOL and a syndicate of banks led by JPMorgan Chase Bank, N.A., Toronto Branch. The U.S. Facility and the Canadian Facility are together referred to as the Credit Facilities. The Credit Facilities will mature in June 2012.

As of March 31, 2011 and December 31, 2010, there were no outstanding borrowings or letters of credit under our credit facility. As of December 31, 2009, there were no outstanding borrowings under our credit facility and we had used our credit facility for $1.4 million in letters of credit.

On March 18, 2011, CFOL entered into a stand-alone, CDN$500 million Canadian credit facility among Lone Pine, as parent, CFOL, as borrower, and a syndicate of banks led by JPMorgan Chase Bank, N.A., Toronto Branch. The bank credit facility will become effective upon the closing of this offering, and will replace the existing CFOL bank credit facility at such time. The bank credit facility will mature on March 18, 2016. Availability under the bank credit facility will be governed by a borrowing base, which is currently CDN$350 million. The determination of the borrowing base will be made by the lenders, in their sole discretion, taking into consideration the estimated value of CFOL's oil and gas properties in accordance with the lenders' customary practices for oil and gas loans. The borrowing base will be redetermined semi-annually, and the available borrowing amount under the bank credit facility could increase or decrease based on such redetermination. In April 2011, the lenders set the borrowing base at CDN$350 million and the first redetermination is expected to occur in the third quarter of 2011. In addition, CFOL and the lenders each have discretion at any time, but not more often than once during any calendar year, to have the borrowing base redetermined.

The borrowing base is also subject to change in the event (1) Lone Pine or any of its subsidiaries issue senior notes, in which case the borrowing base will immediately be reduced by an amount equal to 25% of the stated principal amount of such issued senior notes, excluding any senior notes that Lone Pine or any of its subsidiaries may issue to refinance existing senior notes, if any, or (2) CFOL sells oil and gas properties included in the borrowing base having a fair market value in excess of 10% of the borrowing base then in effect. The borrowing base is subject to other automatic adjustments under the bank credit facility. A lowering of the borrowing base could require CFOL and Lone Pine to repay indebtedness in excess of the borrowing base in order to cover a deficiency.

Borrowings under the bank credit facility bear interest at one of two rates that may be elected by CFOL. Borrowings bear interest at a rate that may be based on:

(1)
the sum of the applicable bankers' acceptance rate including a stamping fee of between 175 to 275 basis points, depending on borrowing base utilization; or

(2)
the Canadian Prime Rate plus 75 to 175 basis points, depending on borrowing base utilization.

The bank credit facility includes terms and covenants that place limitations on certain types of activities, including restrictions, or requirements with respect to additional debt, liens, asset sales, hedging activities, investments, dividends, mergers, and acquisitions, and also includes a financial covenant. The bank credit facility provides that CFOL will not permit its ratio of total debt outstanding to consolidated EBITDA (as adjusted for non-cash charges) to be greater than 4.00 to 1.00 for four consecutive fiscal quarters.

Under certain conditions, amounts outstanding under the bank credit facility may be accelerated. Bankruptcy and insolvency events with respect to Lone Pine, CFOL, or certain of Lone Pine's or CFOL's subsidiaries will result in an automatic acceleration of the indebtedness under the bank credit facility. Subject to notice and cure periods, certain events of default under the bank credit facility will result in acceleration of the indebtedness under the facility at the option of the lenders. Such other events of default include non-payment, breach of warranty, non-performance of obligations under the bank credit facility (including the financial covenant), default on other indebtedness, certain pension plan events, certain adverse judgments, change of control, a failure of the liens securing the bank credit facility and, until completion of the spin-off, an event of default under Forest's credit facility.

The bank credit facility is collateralized by Lone Pine's assets. Under the bank credit facility, CFOL is required to mortgage and grant a security interest in 75% of the present value of the proved oil and gas properties and related assets of CFOL and its subsidiaries. CFOL is required to, and has, pledged the stock of its subsidiary to the lenders to secure the bank credit facility. Under certain circumstances, CFOL could be obligated to pledge additional assets as collateral. Upon completion of the spin-off, the stock of all of Lone Pine's subsidiaries will be pledged to the lenders to secure the bank credit facility. Upon completion of this offering and until the spin-off, Forest will guarantee the obligations of CFOL under our bank credit facility. Following the spin-off, Lone Pine and certain of its other subsidiaries will guarantee the obligations of CFOL under the bank credit facility.

Of the CDN$500 million total nominal amount under the bank credit facility, JPMorgan Chase Bank and 10 other banks hold 100% of the total commitments, with JPMorgan Chase holding 13.3% of the total commitments, two lenders holding 11.7% each of the total commitments, three lenders holding 10% each of the total commitments, and the other lenders holding 6.7% each of the total commitments.

From time to time, Forest and its affiliates have engaged in other transactions with a number of the lenders under our bank credit facility. Such lenders or their affiliates may serve as underwriters or initial purchasers of Forest's or CFOL's equity and debt securities, act as agent or directly purchase Forest's or CFOL's production, or serve as counterparties to Forest's or CFOL's commodity and interest rate derivative agreements.

Note payable to Forest

In 2004, CFOL entered into a promissory note with Forest. A Second Amended and Restated Promissory Note (the "Note") was entered into in 2010 between CFOL and Forest, which superseded and replaced all previous promissory notes from CFOL to Forest. The Note, as amended, limits the principal amount outstanding at one time to $500 million and calls for principal amounts to be repaid upon Forest's demand or, failing such demand, on November 11, 2014. To date, Forest has not demanded any principal amounts be repaid. Proceeds from Lone Pine's Offering are intended to be used to repay the Note. Effective January 1, 2009, the interest rate charged on borrowings under the Note was set at three-month LIBOR plus two times Forest's credit default swap rate, with such interest rate being reset on the first day of the quarter for that quarter. Prior to that, the interest rate charged was 9% per annum, beginning on January 1, 2007. Interest accrues and compounds at the end of each calendar month, with the interest accruing for any calendar year to be deferred and paid on or before the last business day of the second calendar year following the year in which the interest accrued; provided, however, that if the principal amount becomes due and payable, all accrued interest shall also be due and payable. The rights of Forest under the Note are subordinated to all claims against CFOL for indebtedness for borrowed money.

In addition to borrowings under the note payable, CFOL incurs charges from Forest for corporate and other services that Forest provides to CFOL, with such charges being accrued as a payable to Forest. See Note 10 for more information regarding these charges and the related payable balance.

(5)   Income taxes:

Income tax provision

The table below sets forth the provision for income taxes from continuing operations for the periods presented.

	Three months ended March 31,		Year ended December 31,
(In thousands)	2011	2010	2010	2009	2008

	(Unaudited)
Current:
Canadian Federal	$—	$—	$—	$—	$280
Canadian Provincial	—	—	—	—	—

	—	—	—	—	280
Deferred:
Canadian Federal	1,206	2,385	4,572	(29,576)	13,940
Canadian Provincial	779	1,604	3,258	(19,717)	9,372

	1,985	3,989	7,830	(49,293)	23,312

Total Provision	$1,985	$3,989	$7,830	$(49,293)	$23,592

The Company is incorporated in Alberta, Canada, and all of the Company's activities are, and have been, conducted in Canada. Furthermore, the Company expects that future cash flows generated by the Company will continue to be reinvested in Canada for exploration, development, or acquisition activities or utilized to satisfy other obligations in Canada. As such, no U.S. federal or state income taxes are included in the Company's provision for income taxes. Accordingly, the reconciliation presented in the table below of income taxes calculated by applying statutory rates to our total income tax provision uses Canadian statutory rates rather than U.S. statutory rates.

	Three months ended March 31,		Year ended December 31,
(In thousands)	2011	2010	2010	2009	2008

	(Unaudited)
Canadian federal income tax at 16.5%, 18.0%, 18.0%, 19.0%, and 19.5%, respectively, of income before income taxes	$1,407	$3,420	$7,482	$(35,762)	$14,171
Canadian provincial income taxes at 10% for all periods	853	1,901	4,157	(18,822)	7,267
Foreign currency translation gains and losses taxed at 50% of statutory rates	(902)	(773)	(1,665)	(1,963)	3,065
Change in the valuation allowance for deferred tax assets	—	(690)	(1,141)	(1,626)	1,968
Effect of future Canadian statutory rate reductions	(80)	(501)	(1,089)	7,580	(4,455)
Other	707	632	86	1,300	1,576

Total income tax	$1,985	$3,989	$7,830	$(49,293)	$23,592

Net deferred tax assets and liabilities

The components of the net deferred tax assets and liabilities at March 31, 2011 and December 31, 2010 and 2009 are as follows:

		December 31,
	March 31, 2011
(In thousands)		2010	2009

	(Unaudited)
Deferred tax assets:
Accrual for postretirement benefits	$364	$265	$303
Stock-based compensation accruals	1,222	332	315
Capital loss carryforward	2,841	2,724	2,618
Other	716	1,654	1,278

Total gross deferred tax assets	5,143	4,975	4,514
Less valuation allowance	—	—	(1,141)

Net deferred tax assets	5,143	4,975	3,373
Deferred tax liabilities:
Property and equipment	(60,423)	(57,805)	(48,388)
Other	(5,757)	(4,730)	(1,869)

Total gross deferred tax liabilities	(66,180)	(62,535)	(50,257)

Net deferred tax liabilities	$(61,037)	$(57,560)	$(46,884)

The net deferred liability for each period is presented on the Consolidated Balance Sheets as a non-current deferred tax liability.

Canadian tax pools

Canadian tax pools relating to the exploration, development, and production of oil and natural gas that are available to reduce future Canadian income taxes equaled an aggregate amount of approximately $453.2 million ($439.4 million CDN) at March 31, 2011. These tax pool balances are deductible on a declining balance basis ranging from 4% to 100% of the balance annually, and are composed of costs incurred for oil and gas properties, and developmental and exploration expenditures, as follows:

		December 31,
	March 31, 2011
(In thousands of Canadian dollars)		2010	2009

	(Unaudited)
Canadian exploration pools (deductible at 100% annually)	$87,900	$88,699	$55,783
Canadian development pools (deductible at 30% annually)	189,103	132,437	93,575
Canadian oil and gas property pools (deductible at 10% annually)	28,682	29,155	11,891
Canadian capital cost allowance (deductible at 4% - 100% annually)	133,674	131,166	83,336

	$439,359	$381,457	$244,585

Other Canadian tax pools and loss carryforwards available to reduce future Canadian income taxes were approximately $11.4 million at March 31, 2011, which may be carried forward indefinitely.

Accounting for uncertainty in income taxes

The Company has no uncertain tax benefits as of March 31, 2011 and December 31, 2010 and 2009 and, accordingly, no liability has been recorded.

(6)   Shareholders' equity:

At March 31, 2011 and December 31, 2010, the Company had 2,106 shares of common stock with no par value outstanding. The owners of all of the outstanding shares of common stock are Forest and certain of its wholly-owned subsidiaries. The Company has an unlimited number of common shares authorized and has no other class of stock authorized or outstanding.

(7)   Stock-based compensation:

CFOL employees and Canadian directors of Forest participate in various Forest equity incentive plans under which qualified and non-qualified stock options, restricted stock, phantom stock units, and other awards may be granted to employees, consultants, and non-employee directors.

The table below sets forth total stock-based compensation recorded during the three months ended March 31, 2011 and 2010 and during the years ended December 31, 2010, 2009, and 2008, and the remaining unamortized amounts and the weighted average amortization period remaining as of March 31, 2011 and December 31, 2010.

(In thousands)	Stock options	Performance units	Phantom stock units	Total

Three months ended March 31, 2011 (unaudited):
Total stock-based compensation costs	$—	$32	$730	$762
Less: stock-based compensation costs capitalized	—	(13)	(425)	(438)

Stock-based compensation costs expensed	$—	$19	$305	$324

Unamortized stock-based compensation costs as of March 31, 2011	$—	$253	$4,865 (1)	$5,118
Weighted average amortization period remaining as of March 31, 2011	—	2.0 years	1.9 years	1.9 years
Three months ended March 31, 2010 (unaudited):
Total stock-based compensation costs	$—	$—	$707	$707
Less: stock-based compensation costs capitalized	—	—	(429)	(429)

Stock-based compensation costs expensed	$—	$—	$278	$278

Year ended December 31, 2010:
Total stock-based compensation costs	$—	$94	$3,441	$3,535
Less: stock-based compensation costs capitalized	—	(40)	(1,978)	(2,018)

Stock-based compensation costs expensed	$—	$54	$1,463	$1,517

Unamortized stock-based compensation costs as of December 31, 2010	$—	$283	$5,629 (2)	$5,912
Weighted average amortization period remaining as of December 31, 2010	—	2.2 years	2.1 years	2.1 years
Year ended December 31, 2009:
Total stock-based compensation costs	$19	$—	$1,345	$1,364
Less: stock-based compensation costs capitalized	(15)	—	(779)	(794)

Stock-based compensation costs expensed	$4	$—	$566	$570

Year ended December 31, 2008:
Total stock-based compensation costs	$245	$—	$222	$467
Less: stock-based compensation costs capitalized	(152)	—	(124)	(276)

Stock-based compensation costs expensed	$93	$—	$98	$191

(1) Based on the closing price of Forest's common stock on March 31, 2011.

(2) Based on the closing price of Forest's common stock on December 31, 2010.

Stock options

The following table summarizes stock option activity for CFOL employees and Canadian directors of Forest for the years ended December 31, 2010, 2009, and 2008 and the three months ended March 31, 2011 (unaudited).

	Number of Forest options	Weighted average exercise price	Aggregate intrinsic value (in thousands)(1)	Number of options exercisable

Outstanding at January 1, 2008	212,534	$20.58	$6,508	168,955
Granted	—	—
Exercised	(41,733)	19.77	1,663
Cancelled	(1,857)	20.60

Outstanding at December 31, 2008	168,944	20.78	18	164,674
Granted	—	—
Exercised	—	—	—
Cancelled	(60,026)	19.03

Outstanding at December 31, 2009	108,918	21.75	324	108,918
Granted	—	—
Exercised	(45,949)	20.52	340
Cancelled	(10,000)	36.87

Outstanding at December 31, 2010	52,969	19.97	962	52,969
Granted	—	—
Exercised	(1,296)	20.75	23
Cancelled	—	—

Outstanding at March 31, 2011	51,673	19.95	922	51,673

(1) The intrinsic value of a stock option is the amount by which the market value of the underlying stock, as of the date outstanding or exercised, exceeds the exercise price of the option.

Stock options are granted at the fair market value of one share of Forest common stock on the date of grant and have a term of ten years. Options granted to non-employee directors vest immediately and options granted to officers and other employees vest in increments of 25% on each of the first four anniversary dates of the date of grant.

The following tables summarize information about options to purchase Forest common stock held by CFOL employees and Canadian directors of Forest outstanding at March 31, 2011 and December 31, 2010:

	March 31, 2011
	Stock options outstanding and exercisable
	(Unaudited)
Range of exercise prices	Number of options	Weighted average remaining contractual life (years)	Weighted average exercise price	Aggregate intrinsic value (in thousands)

$15.65 - 16.85	13,523	1.59	$16.42	$289
18.26 - 18.69	7,173	0.69	18.29	140
20.60 - 20.60	25,182	3.28	20.60	433
21.32 - 21.32	1,337	0.07	21.32	22
29.22 - 29.22	4,458	4.22	29.22	38

$15.65 - 29.22	51,673	2.47	19.95	$922

	December 31, 2010
	Stock options outstanding and exercisable
Range of exercise prices	Number of options	Weighted average remaining contractual life (years)	Weighted average exercise price	Aggregate intrinsic value (in thousands)

$15.65 - 16.85	13,523	1.83	$16.42	$293
18.26 - 18.69	7,173	0.94	18.29	142
20.60 - 20.60	25,550	3.48	20.60	448
20.81 - 21.32	2,265	1.83	21.11	39
29.22 - 29.22	4,458	4.47	29.22	40

$15.65 - 29.22	52,969	2.73	19.97	$962

Performance and phantom stock units

The following table summarizes performance and phantom stock unit activity for CFOL employees and Canadian directors of Forest for the three months ended March 31, 2011 (unaudited) and the years 2010, 2009, and 2008. The grant date fair value of the phantom stock units was determined by reference to the average of the high and low stock price of a share of Forest common stock as published by the New York Stock Exchange on the date of grant. The grant date fair value of the performance units was determined using a process that takes into account probability-weighted shareholder returns assuming a large number of possible stock price paths (which are modeled based on inputs such as volatility and the risk-free interest rate).

	Performance units		Phantom stock units
	Number of units	Weighted average grant date fair value per unit	Number of units(1)	Weighted average grant date fair value per unit	Vest date fair value (in thousands)(2)

Unvested at January 1, 2008	—		164,500	$42.50
Awarded	—		79,554	61.53
Vested	—		(70,300)	45.06	$1,332
Forfeited	—		(15,000)	45.15

Unvested at December 31, 2008	—		158,754	50.65
Awarded	—		105,595	17.90
Vested	—		(7,429)	42.82	137
Forfeited	—		(20,375)	47.97

Unvested at December 30, 2009	—		236,545	36.51
Awarded	12,500	$31.63	153,085	25.96
Vested	—		(64,250)	42.21	1,885
Forfeited	—		(42,550)	39.23

Unvested at December 31, 2010	12,500	31.63	282,830	29.09
Awarded	—		—	—
Vested	—		(300)	51.01	11
Forfeited	—		—	—

Unvested at March 31, 2011	12,500	31.63	282,530	29.07

(1) Of the unvested units of phantom stock at March 31, 2011, 261,785 units can be settled in cash, shares of common stock, or a combination of both, while the remaining 20,745 units can only be settled in cash. Of the unvested units of phantom stock at December 31, 2010, 262,085 units can be settled in cash, shares of common stock, or a combination of both, while the remaining 20,745 units can only be settled in cash.

(2) Of the 300 phantom stock units that vested in 2011, all units were settled in shares of common stock. Of the 64,250 phantom stock units that vested during 2010, 63,750 units were settled in shares of common stock and 500 units were settled in cash. Of the 7,429 phantom stock units that vested in 2009, all units were settled in shares of common stock. Of the 70,300 phantom stock units that vested in 2008, 70,050 were settled in shares of common stock and 250 units were settled in cash.

The phantom stock units generally vest on the third anniversary of the date of the award, but may vest earlier upon a qualifying disability, death, retirement, certain involuntary terminations, or a change in control of Forest in accordance with the term of the underlying agreement. The phantom stock units can be settled in cash, shares of Forest's common stock, or a combination of both.

Each performance unit represents a contractual right to receive one share of Forest's common stock; provided that the actual number of shares that may be deliverable under an award will range from 0% to 200% of the number of performance units awarded, depending on Forest's relative total shareholder return in comparison to an identified peer group during the thirty-six month performance period ending on March 31, 2013.

If Forest proceeds with the final distribution of its remaining shares of Lone Pine common stock to its shareholders after the completion of the Offering, CFOL's employees will be deemed to have been involuntarily terminated under the terms of their phantom stock unit and performance unit agreements and their awards under those agreements will vest in full in accordance with those terms.

(8)   Employee benefits:

Postretirement benefits

CFOL provides postretirement benefits to employees, their beneficiaries, and covered dependents. These benefits, which consist primarily of medical benefits payable on behalf of retirees, are closed to new participants.

Expected benefit payments

As of December 31, 2010, it is anticipated that the Company will be required to fund benefit payments directly for the postretirement benefits plan in 2011 through 2015 and in the aggregate for the years 2016 through 2020 in the following amounts:

	Year ended December 31,
(In thousands)	2011	2012	2013	2014	2015	2016 - 2020

Postretirement benefits plan expected funding	$47	$51	$51	$50	$52	$299

Benefit obligations

The following table sets forth the estimated benefit obligations associated with the Company's postretirement benefits plan.

	Year ended December 31,
(In thousands)	2010	2009

Benefit obligation at the beginning of the year	$1,098	$1,020
Interest cost	51	78
Actuarial gain	(89)	(115)
Benefits paid	(45)	(47)
Impact of foreign currency exchange rate	62	162

Benefit obligation at the end of the year	$1,077	$1,098

Fair value of plan assets

There are no assets set aside under the postretirement benefit plan. Any benefit plan payments made by the Company are treated as contributions. The following table sets forth a rollforward of the fair value of the plan assets.

	Year ended December 31,
(In thousands)	2010	2009

Fair value of plan assets at beginning of the year	$—	$—
Employer contribution	45	47
Benefits paid	(45)	(47)

Fair value of plan assets at the end of the year	$—	$—

Funded status

The following table sets forth the funded status of the Company's postretirement benefits plan.

	December 31,
(In thousands)	2010	2009

Excess of benefit obligation over plan assets	$(1,077)	$(1,098)
Unrecognized actuarial loss	207	298

Net amount recognized	$(870)	$(800)

Amounts recognized in the balance sheet consist of:
Accrued benefit liability—noncurrent	$(1,077)	$(1,098)
Accumulated other comprehensive income—net actuarial loss	207	298

Net amount recognized	$(870)	$(800)

Annual periodic expense and actuarial assumptions

The following tables set forth the components of the net periodic cost and the underlying weighted average actuarial assumptions.

	Year ended December 31,
(In thousands)	2010	2009	2008

Service cost	$—	$—	$11
Interest cost	51	78	53
Recognized actuarial loss	19	27	29

Total net periodic expense	$70	$105	$93

Assumptions used to determine net periodic expense:
Discount rate	4.50%	6.74%	5.39%

Assumptions used to determine benefit obligations:
Discount rate	4.00%	4.50%	6.74%

The discount rates used to determine benefit obligations were determined by adjusting the Moody's Aa Corporate bond yield to reflect the difference between the duration of the future estimated cash flows of the plans and the other postretirement benefit obligations and the duration of the Moody's Aa index.

The Company estimates that net periodic expense for the year ended December 31, 2011, will include expense of $12,600 resulting from the amortization of its related accumulated actuarial loss included in accumulated other comprehensive income at December 31, 2010.

The assumed health care cost trend rates that were used to measure the expected cost of benefits covered by the postretirement benefits plan were 9.5% in 2011, 9.0% in 2012, 8.5% in 2013, 8.0% in 2014, 7.5% in 2015, and 7.0% thereafter for the medical benefits and 6.5% in 2011, 6.2% in 2012, 5.9% in 2013, 5.6% in 2014, 5.3% in 2015, and 5.0% thereafter for the dental benefits.

Assumed health care cost trend rates have a significant effect on the amounts reported for postretirement benefits. A one-percentage-point change in assumed health care cost trend rates would have the following effects for 2010:

(In thousands)	1% increase	1% decrease

Effect on service and interest cost components	$—	$—
Effect on postretirement benefit obligation	158	(97)

Other employee benefit plans

CFOL sponsors various defined contribution plans under which the Company contributed matching contributions equal to $.6 million in 2010, $.6 million in 2009, and $.5 million in 2008.

(9)   Fair value measurements:

In September 2006, the FASB issued authoritative guidance that clarified the definition of fair value, established a framework for measuring fair value, and expanded disclosures about fair value measurements. The Company adopted the provisions of this guidance as of January 1, 2008 for all financial and nonfinancial assets and liabilities recognized or disclosed at fair value on a recurring basis. The Company also adopted this guidance as it relates to all nonfinancial assets and liabilities that are not recognized or disclosed on a recurring basis as of January 1, 2009. The adoption of this guidance did not materially impact the Company's financial position, results of operations, or cash flow.

The authoritative guidance established a three-tier fair value hierarchy, which prioritizes the inputs used to measure fair value. These tiers include: Level 1, defined as unadjusted quoted prices in active markets for identical assets or liabilities; Level 2, defined as inputs other than quoted prices in active markets that are either directly or indirectly observable; and Level 3, defined as unobservable inputs for use when little or no market data exists, therefore requiring an entity to develop its own assumptions.

The Company had no assets and liabilities that are measured at fair value on a recurring basis at March 31, 2011 and December 31, 2010 or December 31, 2009.

The carrying amounts and estimated fair values of the Company's financial instruments are summarized below as of the dates indicated.

	March 31, 2011		December 31, 2010		December 31, 2009
(In thousands)	Carrying amount	Fair value(1)	Carrying amount	Fair value(1)	Carrying amount	Fair value(1)

	(Unaudited)
Assets:
Cash	$2,383	$2,383	$576	$576	$8,946	$8,946
Liabilities:
Advances payable to Forest Oil Corporation	15,520	15,520	15,218	15,218	7,307	7,307
Note payable to Forest Oil Corporation	283,885	283,885	250,183	250,183	135,529	135,529

(1) The carrying amounts of advances and note payable to Forest approximated fair value due to their short-term nature. Advances are due no later than the end of the second calendar month following the month in which the related transaction occurred or, for those advances related to equity compensation, are due immediately upon notice of an equity award settlement or exercise and the note is due on demand.

(10) Related party transactions:

Forest has historically provided corporate services such as executive oversight, insurance and risk management, treasury, information technology, legal, accounting, tax, marketing, corporate engineering, human resources, and other services to the Company. Forest charges the Company management and insurance fees to cover these costs. These management and insurance fees and other costs incurred by Forest on the Company's behalf, such as direct costs associated with acquisition and divestiture activities, settlements of equity compensation awards to CFOL employees and Canadian directors of Forest, and other general and administrative expenses, such as travel and legal, are accrued in a payable to Forest account, which is classified as a current liability within the Consolidated Balance Sheet. Interest accrues on this balance, except for the portion attributable to equity compensation awards, at prime plus 5% per annum. The interest bearing balance is to be repaid no later than the end of the second calendar month following the month in which the related transaction occurred and the non-interest bearing balance is to be repaid immediately upon notice of an equity award settlement or exercise; however, Forest has historically accepted repayment of these balances in the second year following the initial accrual.

In addition to the payable due to Forest as discussed above, CFOL has a promissory note to Forest, under which CFOL can borrow up to $500 million. See Note 4 for more information on this note.

The amounts due to Forest as of the dates presented are as follows:

		December 31,
	March 31, 2011
(In thousands)		2010	2009

	(Unaudited)
Interest bearing advances	$14,139	$13,875	$6,099
Non-interest bearing advances	1,381	1,343	1,208
Accrued interest on interest bearing advances	1,096	850	259
Accrued interest on note payable	21,519	20,229	13,631

Advances and accrued interest payable to Forest Oil Corporation	38,135	36,297	21,197
Note payable to Forest Oil Corporation	283,885	250,183	135,529

Total due to Forest Oil Corporation	$322,020	$286,480	$156,726

The amounts of management and insurance fees and other reimbursable costs billed by Forest to CFOL and included in CFOL's consolidated financial statements for the periods presented are shown in the table below. This table does not include stock-based compensation costs or interest expense. See Note 7 for more information on stock-based compensation.

	Three months ended March 31,		Year ended December 31,
(In thousands)	2011	2010	2010	2009	2008

	(Unaudited)
Management and insurance fees	$264	$521	$1,883	$1,807	$1,563
Other	—	1,418	1,525	824	419

	$264	$1,939	$3,408	$2,631	$1,982

(11) Commitments and contingencies:

The table below shows the Company's future rental payments under non-cancelable operating leases and unconditional purchase obligations as of December 31, 2010.

(In thousands)	2011	2012	2013	2014	2015	After 2015	Total

Operating leases(1)	$1,069	$38	$16	$15	$1	$—	$1,139
Firm transportation commitments	7,938	5,520	2,326	—	—	—	15,784

	$9,007	$5,558	$2,342	$15	$1	$—	$16,923

(1) Includes future rental payments for office facilities and equipment and vehicles under the remaining terms of non-cancelable operating leases.

The table below shows the Company's future rental payments under non-cancelable operating leases and unconditional purchase obligations as of March 31, 2011.

(In thousands)	2011	2012	2013	2014	2015	After 2015	Total

	(Unaudited)
Operating leases(1)	$797	$39	$17	$15	$1	$—	$869
Firm transportation commitments	6,052	5,662	2,386	—	—	—	14,100

	$6,849	$5,701	$2,403	$15	$1	$—	$14,969

(1) Includes future rental payments for office facilities and equipment and vehicles under the remaining terms of non-cancelable operating leases. In April 2011, the Company entered into a sale leaseback transaction where it sold compressors for CDN$7.7 million and simultaneously entered into a lease that provides for annual lease payments of approximately CDN$1.5 million for five years.

Rental payments under non-cancelable operating leases charged to expense (subject to capitalization under the full cost method of accounting) were $.3 million for each of the three months ended March 31, 2011 and 2010, $1.1 million for the year ended December 31, 2010, and $1.0 million for each of the years ended December 31, 2009 and 2008. The Company has no leases that are accounted for as capital leases. Payments under firm transportation commitments charged to expense were $1.9 million and $1.2 million for the three months ended March 31, 2011 and 2010, respectively and $6.2 million, $4.1 million, and $3.9 million for the years ended December 31, 2010, 2009, and 2008, respectively. As of March 31, 2011, the Company has a delivery commitment of approximately 21 Bbtu/d of natural gas, which provides for a price equal to NYMEX Henry Hub less $1.49 to a buyer through October 31, 2014, unless the Henry Hub price exceeds $6.50 per MMBtu, at which point the Company shares the amount of excess equally with the buyer.

CFOL, in the ordinary course of business, is a party to various lawsuits, claims, and proceedings. While the Company believes that the amount of any potential loss upon resolution of these matters would not be material to our consolidated financial position, the ultimate outcome of these matters is inherently difficult to predict with any certainty. In the event of an unfavorable outcome, the potential loss could have an adverse effect on CFOL's results of operations and cash flow. CFOL is also involved in a number of governmental proceedings in the ordinary course of business, including environmental matters.

(12) Costs, expenses, and other:

The table below sets forth the components of "Other, net" in the Consolidated Statements of Operations for the periods indicated.

	Three months ended March 31,		Year ended December 31,
(In thousands)	2011	2010	2010	2009	2008

	(Unaudited)
Accretion of asset retirement obligations	$275	$265	$1,036	$1,009	$1,130
Other, net	40	(23)	539	315	363

	$315	$242	$1,575	$1,324	$1,493

(13) Supplemental financial data—oil and gas producing activities (unaudited):

Estimated proved oil and gas reserves

The reserve estimates as of December 31, 2010 and 2009 presented herein were made in accordance with oil and gas reserve estimation and disclosure authoritative accounting guidance issued by the FASB effective for reporting periods ending on or after December 31, 2009. This guidance was issued to align the accounting oil and gas reserve estimation and disclosure requirements with the requirements in the SEC's "Modernization of Oil and Gas Reporting" rule, which was also effective for annual reports for fiscal years ending on or after December 31, 2009.

The above-mentioned rules include updated definitions of proved oil and gas reserves, proved undeveloped oil and gas reserves, oil and gas producing activities, and other terms used in estimating proved oil and gas reserves. Proved oil and gas reserves as of December 31, 2010 and 2009 were calculated based on the prices for oil and gas during the twelve month period before the reporting date, determined as an unweighted arithmetic average of the first-day-of-the-month price for each month within such period, rather than the year-end spot prices, which had been used in years prior to 2009. This average price is also used in calculating the aggregate amount of and changes in future cash inflows related to the standardized measure of discounted future cash flows. Undrilled locations can be classified as having proved undeveloped reserves only if a development plan has been adopted indicating that they are scheduled to be drilled within five years, unless the specific circumstances justify a longer time. The authoritative guidance broadened the types of technologies that a company may use to establish reserve estimates and also broadened the definition of oil and gas producing activities to include the extraction of non-traditional resources, including bitumen extracted from oil sands as well as oil and gas extracted from shales. Data prior to December 31, 2009 presented throughout this footnote is not required to be, nor has it been, updated based on the new guidance.

Proved oil and gas reserves are those quantities of oil and gas, which, by analysis of geoscience and engineering data, can be estimated with reasonable certainty to be economically producible from a given date forward, from known reservoirs, and under existing economic conditions, operating methods, and government regulations prior to the time at which contracts providing the right to operate expire, unless evidence indicates that renewal is reasonably certain. Existing economic conditions include the average prices for oil and gas during the twelve month period before the reporting date for 2010 and 2009 and the year-end spot prices for oil and gas for 2008, unless prices are defined by contractual arrangements, excluding escalations based upon future conditions. Prices do not include the effects of commodity derivatives. Existing economic conditions include year-end cost estimates for all years presented.

Proved developed oil and gas reserves are proved reserves that can be expected to be recovered (i) through existing wells with existing equipment and operating methods or in which the cost of the required equipment is relatively minor compared with the cost of a new well or (ii) through installed extraction equipment and infrastructure operational at the time of the reserves estimate if the extraction is by means not involving a well.

Proved undeveloped oil and gas reserves are proved reserves that are expected to be recovered from new wells on undrilled acreage, or from existing wells where a relatively major expenditure is required for recompletion.

The following table sets forth the Company's estimates of its net proved, net proved developed, and net proved undeveloped oil and gas reserves, all of which are located in Canada, as of December 31, 2010, 2009, and 2008 and changes in its net proved oil and gas reserves for the years then ended. For the years presented, the Company engaged DeGolyer and MacNaughton, an independent petroleum engineering firm, to perform reserve audit services.

	Liquids (MBbls)	Gas (MMcf)	Total MMcfe

Balance at January 1, 2008	7,319	208,198	252,112
Revisions of previous estimates	(1,493)	1,813	(7,145)
Extensions and discoveries	4,112	50,817	75,489
Production	(1,102)	(23,313)	(29,925)

Balance at December 31, 2008	8,836	237,515	290,531
Revisions of previous estimates	2,814	(33,020)	(16,136)
Extensions and discoveries	7,220	110,299	153,619
Production	(856)	(23,248)	(28,384)
Sales of reserves in place	(1,160)	(70,345)	(77,305)

Balance at December 31, 2009	16,854	221,201	322,325
Revisions of previous estimates	195	(7,724)	(6,554)
Extensions and discoveries	2,772	86,028	102,660
Production	(962)	(22,436)	(28,208)
Sales of reserves in place	(602)	(10,183)	(13,795)

Balance at December 31, 2010	18,257	266,886	376,428

Proved developed reserves at:
January 1, 2008	4,947	163,438	193,120
December 31, 2008	5,827	192,338	227,300
December 31, 2009	6,202	169,740	206,952
December 31, 2010	6,594	169,292	208,856
Proved undeveloped reserves at:
January 1, 2008	2,372	44,760	58,992
December 31, 2008	3,009	45,177	63,231
December 31, 2009	10,652	51,461	115,373
December 31, 2010	11,663	97,594	167,572

Revisions of previous estimates

In 2010 and 2008, the Company had net negative revisions of 6,554 MMcfe and 7,145 MMcfe, respectively, which were primarily due to the performance of existing wells. In 2009, the Company had net negative revisions of 16,136 MMcfe, which were primarily related to a decrease in the natural gas price used to estimate reserve volumes.

Extensions and discoveries

In 2010, the Company had a total of 102,660 MMcfe of extensions and discoveries, which were primarily due to successful drilling results in the Narraway and Ojay fields.

In 2009, the Company had a total of 153,619 MMcfe of extensions and discoveries, which were primarily due to successful drilling results in the Narraway and Ojay fields and continued success with horizontal drilling in the Evi area.

In 2008, the Company had a total of 75,489 MMcfe of extensions and discoveries, which were primarily due to active drilling in the Deep Basin and favorable results with horizontal drilling in the Evi field.

Sales of reserves in place

In 2010 and 2009, the Company sold certain non-core oil and gas properties, representing a total of 13,795 MMcfe and 77,305 MMcfe, respectively. The Company had no divestitures for the year ended December 31, 2008.

Aggregate capitalized costs

The aggregate capitalized costs relating to oil and gas producing activities were as follows as of the dates indicated:

	December 31,
(In thousands)	2010	2009	2008

Costs related to proved properties	$1,605,077	$1,390,247	$1,213,130
Costs related to unproved properties	105,520	66,207	69,248

	1,710,597	1,456,454	1,282,378
Less accumulated depletion	(1,125,482)	(1,003,306)	(607,243)

	$585,115	$453,148	$675,135

Costs incurred in oil and gas property acquisition, exploration, and development activities

The following costs were incurred in oil and gas property acquisition, exploration, and development activities during the years ended December 31, 2010, 2009, and 2008:

(In thousands)	2010	2009	2008

Property acquisition costs:
Unproved properties	$38,685	$11,428	$6,880
Exploration costs	9,329	25,428	44,748
Development costs	155,017	51,422	146,325

Total costs incurred(1)	$203,031	$88,278	$197,953

(1) Includes amounts relating to changes in estimated asset retirement obligations of ($1.0) million, $1.8 million, and ($3.2) million for the years ended December 31, 2010, 2009 and 2008, respectively.

Results of operations from oil and gas producing activities

Results of operations from oil and gas producing activities for the years ended December 31, 2010, 2009, and 2008 are presented below.

(In thousands)	2010	2009	2008

Oil and gas sales	$146,047	$112,251	$250,502
Expenses:
Production expense	38,841	38,321	49,339
Depletion expense	62,846	55,947	85,859
Ceiling test write-down of oil and gas properties	—	199,021	—
Accretion of asset retirement obligations	1,036	1,009	1,130
Income tax	12,138	(52,817)	33,721

Total expenses	114,861	241,481	170,049

Results of operations from oil and gas producing activities	$31,186	$(129,230)	$80,453

Depletion rate per Mcfe	$2.23	$1.97	$2.87

Standardized measure of discounted future net cash flows

Future oil and gas sales are calculated applying the prices used in estimating the Company's proved oil and gas reserves to the year-end quantities of those reserves. Future price changes were considered only to the extent provided by contractual arrangements in existence at each year-end. Future production and development costs, which include costs related to plugging of wells, removal of facilities and equipment, and site restoration, are calculated by estimating the expenditures to be incurred in producing and developing the proved oil and gas reserves at the end of each year, based on year-end costs and assuming continuation of existing economic conditions. Future income tax expenses are computed by applying the appropriate year-end statutory tax rates to the estimated future pretax net cash flows relating to proved oil and gas reserves, less the tax bases of the properties involved. The future income tax expenses give effect to tax deductions, credits, and allowances relating to the proved oil and gas reserves. All cash flow amounts, including income taxes, are discounted at 10%.

Changes in the demand for oil and natural gas, inflation, and other factors make such estimates inherently imprecise and subject to substantial revision. The following table should not be construed to be an estimate of the current market value of the Company's proved reserves. Management does not rely upon the information that follows in making investment decisions.

	December 31,
(In thousands)	2010	2009	2008

Future oil and gas sales	$2,436,042	$1,956,498	$1,605,699
Future production costs	(552,013)	(488,533)	(349,487)
Future development costs	(438,548)	(290,862)	(145,415)
Future income taxes	(314,372)	(250,675)	(229,487)

Future net cash flows	1,131,109	926,428	881,310
10% annual discount for estimated timing of cash flows	(582,629)	(427,738)	(360,635)

Standardized measure of discounted future net cash flows	$548,480	$498,690	$520,675

Changes in the standardized measure of discounted future net cash flows relating to proved oil and gas reserves

An analysis of the changes in the standardized measure of discounted future net cash flows during each of the last three years is as follows:

	December 31,
(In thousands)	2010	2009	2008

Standardized measure of discounted future net cash flows relating to proved oil and gas reserves, at beginning of year	$498,690	$520,675	$631,348
Changes resulting from:
Sales of oil and gas, net of production costs	(107,206)	(73,930)	(201,163)
Net changes in prices and future production costs	58,633	(165,470)	(330,774)
Net changes in future development costs	(473)	27,703	51,230
Extensions, discoveries, and improved recovery	114,062	228,221	266,578
Development costs incurred during the period	36,112	10,755	51,413
Revisions of previous quantity estimates	(15,204)	31,247	(15,250)
Changes in production rates, timing, and other	(55,413)	(88,735)	(43,484)
Sales of reserves in place	(15,565)	(62,065)	—
Accretion of discount on reserves at beginning of year	61,380	64,188	78,485
Net change in income taxes	(26,536)	6,101	32,292

Total change for year	49,790	(21,985)	(110,673)

Standardized measure of discounted future net cash flows relating to proved oil and gas reserves, at end of year	$548,480	$498,690	$520,675

The computation of the standardized measure of discounted future net cash flows relating to proved oil and gas reserves at December 31, 2010 and 2009 was based on average prices and year-end costs. The Henry Hub average natural gas price and West Texas Intermediate ("WTI") average oil price during the twelve-month period prior to December 31, 2010 were $4.38 per MMBtu and $79.81 per barrel, respectively. The Henry Hub average natural gas price and WTI average oil price during the twelve-month period prior to December 31, 2009 were $3.87 per MMBtu and $61.08 per barrel, respectively. The computation of the standardized measure of discounted future net cash flows relating to proved oil and gas reserves at December 31, 2008 was based on year-end prices and costs. The WTI spot price for oil and Henry Hub spot price for natural gas at December 31, 2008 were $44.60 per barrel and $5.71 per MMBtu, respectively.

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholder of Lone Pine Resources Inc.

We have audited the accompanying balance sheet of Lone Pine Resources Inc. as of December 31, 2010, and the related statements of operations, stockholder's equity, and cash flows for the period from inception (September 30, 2010) to December 31, 2010. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Lone Pine Resources Inc. at December 31, 2010 and the results of its operations and its cash flows for the period from inception (September 30, 2010) to December 31, 2010, in conformity with U.S. generally accepted accounting principles.

Ernst & Young LLP

Denver, Colorado
March 7, 2011

Lone Pine Resources Inc.
Balance sheet

(in thousands, except share data)	March 31, 2011	December 31, 2010

	(Unaudited)
ASSETS
Deferred offering costs	$3,093	$1,521
LIABILITIES AND STOCKHOLDER'S EQUITY
Payable to Forest Oil Corporation	$5,372	$2,743

Common stock, $.01 par value; 1,000 shares authorized; 1 share issued and outstanding for all periods	$—	$—
Accumulated deficit	(2,279)	(1,222)

Total stockholder's equity	$(2,279)	$(1,222)

	$3,093	$1,521

See accompanying Notes to Financial Statements.

Lone Pine Resources Inc.
Statement of operations

(in thousands)	Three months ended March 31, 2011	Period from inception (September 30, 2010) to December 31, 2010

	(Unaudited)
Total revenues	$—	$—
General and administrative expenses	1,057	1,222

Loss before income taxes	(1,057)	(1,222)
Income tax:
Current	—	—
Deferred	—	—

Total income tax	—	—

Net loss	$(1,057)	$(1,222)

Basic loss per common share	$(1,057)	$(1,222)

Diluted loss per common share	$(1,057)	$(1,222)

See accompanying Notes to Financial Statements.

Lone Pine Resources Inc.
Statement of stockholder's equity

(in thousands, except share data)	Common stock		Accumulated Deficit	Total stockholder's equity

Balances at September 30, 2010	1	$—	$—	$—
Comprehensive loss:
Net loss	—	—	(1,222)	(1,222)

Total comprehensive loss				(1,222)

Balances at December 31, 2010	1	—	(1,222)	(1,222)
Information pertaining to the three months ended March 31, 2011 is unaudited:
Comprehensive loss:
Net loss	—	—	(1,057)	(1,057)

Total comprehensive loss				(1,057)

Balances at March 31, 2011	1	$—	$(2,279)	$(2,279)

See accompanying Notes to Financial Statements.

Lone Pine Resources Inc.
Statement of cash flows

(in thousands)	Three months ended March 31, 2011	Period from inception (September 30, 2010) to December 31, 2010

	(Unaudited)
Operating activities:
Net loss	$(1,057)	$(1,222)
Changes in operating assets and liabilities:
Deferred offering costs	(1,572)	(1,521)

Net cash used by operating activities	(2,629)	(2,743)
Financing activities:
Increase in amounts due to Forest Oil Corporation	2,629	2,743

Net cash provided by financing activities	2,629	2,743

Net change in cash	—	—
Cash at beginning of period	—	—

Cash at end of period	$—	$—

Cash paid during the period for:
Interest	$—	$—
Income taxes	—	—

See accompanying Notes to Financial Statements.

Lone Pine Resources Inc.
Notes to financial statements
March 31, 2011 and
December 31, 2010
(Information pertaining to the three months ended
March 31, 2011 is unaudited)

(1)   Organization and basis of presentation:

Organization

Lone Pine Resources Inc. ("Lone Pine") was incorporated pursuant to the laws of the State of Delaware on September 30, 2010 and is currently a wholly-owned subsidiary of Forest Oil Corporation ("Forest"). Forest is an independent oil and gas company engaged in the acquisition, exploration, development, and production of oil, natural gas, and natural gas liquids primarily in North America. Canadian Forest Oil Ltd. ("CFOL"), a wholly-owned subsidiary of Forest and certain of Forest's other wholly-owned subsidiaries, holds and operates all of Forest's interests in Canada. Lone Pine was formed to become the holding company for CFOL. Forest intends to contribute its direct and indirect ownership interests in CFOL to Lone Pine in conjunction with Lone Pine's initial public offering (the "Offering") of common stock.

Basis of presentation

In the course of preparing the financial statements, management makes various assumptions, judgments, and estimates to determine the reported amounts of assets, liabilities, revenues, and expenses, and in the disclosures of commitments and contingencies. Changes in these assumptions, judgments, and estimates will occur as a result of the passage of time and the occurrence of future events and, accordingly, actual results could differ from amounts previously established.

Subsequent events have been evaluated through May 2, 2011, which is the date the financial statements were available to be issued.

(2)   Summary of significant accounting policies:

Deferred offering costs

Lone Pine defers as other assets the direct incremental costs of raising capital, such as legal and accounting fees, until such time as the offering is completed. At the time of the completion of the offering, the costs are charged against the capital raised. Should the offering be terminated, deferred offering costs are charged to operations during the period in which the offering is terminated.

Income taxes

Lone Pine's financial statements recognize the current and deferred income tax consequences that result from the Company's activities during the period presented pursuant to the provisions of Financial Accounting Standards Board Accounting Standards Codification Topic 740, Income Taxes, as if Lone Pine were a separate taxpayer rather than a member of Forest's consolidated income tax return group. Lone Pine recognizes deferred tax liabilities and assets for the expected future tax consequences of temporary differences between financial accounting bases and tax bases of assets and liabilities. The tax benefits of tax loss carryforwards and other deferred tax benefits are recorded as an asset to the extent that management assesses the utilization of such assets to be more likely than not. When the future utilization of some portion of the deferred tax asset is determined not to be more likely than not, a valuation allowance is provided to reduce the recorded deferred tax assets.

(3)   Stockholder's equity:

At March 31, 2011 and December 31, 2010, Lone Pine had 1 share of common stock, $.01 par value, outstanding. Lone Pine is currently authorized to issue 1,000 shares of common stock. Forest is the owner of Lone Pine's outstanding common stock.

(4)   Income taxes:

The table below sets forth the provision for income taxes from continuing operations for the three months ended March 31, 2011 and the period ended December 31, 2010:

(In thousands)	Three months ended March 31, 2011	Period from inception (September 30, 2010) to December 31, 2010

(Unaudited)
Current:
Federal	$—	$—
State	—	—

	—	—
Deferred:
Federal	—	—
State	—	—

	—	—

Total Provision	$—	$—

A reconciliation of income taxes calculated by applying the United States statutory federal income tax rate is as follows:

(In thousands)	Three months ended March 31, 2011	Period from inception (September 30, 2010) to December 31, 2010

	(Unaudited)
Federal income tax at 35% of income before income taxes	$370	$428
State income taxes, net of federal income tax benefits	32	37
Change in valuation allowance	(402)	(465)

Total income tax	$—	$—

The components of deferred tax assets at March 31, 2011 and December 31, 2010 are as follows:

(In thousands)	March 31, 2011	December 31, 2010

	(Unaudited)
Deferred tax assets:
Net operating loss carryforward	$867	$465
Less valuation allowance	(867)	(465)

Deferred tax assets	$—	$—

Lone Pine has recorded a valuation allowance against its net operating loss carryfoward of $867,000 as of March 31, 2011 as its utilization is not considered likely given Lone Pine does not expect to have taxable income generated within the United States. The Company has no uncertain tax benefits as of March 31, 2011 and December 31, 2010 and, accordingly, no liability has been recorded.

(5)   Related party transactions:

Forest has provided corporate services such as legal, accounting, tax, human resources, and other services to Lone Pine in connection with Lone Pine's Offering. In addition, Forest has incurred third-party costs attributable to Lone Pine's Offering on Lone Pine's behalf. Forest has charged Lone Pine for these corporate services and third-party costs, which are reflected as general and administrative expenses in Lone Pine's statement of operations and deferred offering costs in Lone Pine's balance sheet, respectively. As of March 31, 2011 and December 31, 2010, Lone Pine had $5.4 million and $2.7 million, respectively, of amounts due to Forest, which Lone Pine intends to repay using proceeds from its Offering and borrowings under its bank credit facility.

15,000,000 shares

Lone Pine Resources Inc.

Common Stock

Prospectus

J.P. Morgan	Credit Suisse	TD Securities
BMO Capital Markets	Scotia Capital	Wells Fargo Securities
CIBC RBC Capital Markets	BNP PARIBAS	Howard Weil Incorporated
Johnson Rice & Company L.L.C.	Raymond James	Tudor, Pickering, Holt & Co.

                           , 2011

You should rely on the information contained in this prospectus. We have not authorized anyone to provide you with information different from that contained in this prospectus. We are offering to sell, and seeking offers to buy, common shares only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of he date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of our common shares.

No action is being taken in any jurisdiction outside the United States and each of the Canadian provinces other than Quebec to permit a public offering of the common shares or possession or distribution of this prospectus in that jurisdiction. Persons who come into possession of this prospectus are required to inform themselves about and to observe any restrictions as to this offering and the distribution of the prospectus applicable to that jurisdiction.

Until                           , 2011, all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealer's obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

PART II

Information not required in prospectus

Item 13.    Other expenses of issuance and distribution

The following table sets forth our estimated costs and expenses (other than underwriting discounts) payable in connection with this offering.

SEC registration fee	$26,738
FINRA filing fee	38,000
Printing and engraving expenses	350,000
Legal fees and expenses	2,500,000
Accounting fees and expenses	1,250,000
NYSE and TSX listing fees	400,000
Transfer agent and registrar fees	3,500
Miscellaneous	431,762

Total	$5,000,000

Item 14.   Indemnification of directors and officers

Our certificate of incorporation provides that a director will not be liable to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director to the fullest extent that the DGCL or any other law of the State of Delaware permits. If the DGCL or any other law of the State of Delaware is amended to authorize the further elimination or limitation of the liability of directors, then the liability of a director will be limited to the fullest extent permitted by the amended DGCL or other law, as applicable.

Section 145 of the DGCL provides that a corporation may indemnify directors and officers as well as other employees and agents against expenses, including attorneys' fees, judgments, fines and amounts paid in settlement in connection with specified actions, suits and proceedings whether civil, criminal, administrative, or investigative, other than a derivative action by or in the right of the corporation, if they acted in good faith and in a manner they reasonably believed to be in or not opposed to the best interests of the corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe their conduct was unlawful. A similar standard is applicable in the case of derivative actions, except that indemnification extends only to expenses, including attorneys' fees, actually and reasonably incurred in connection with the defense or settlement of such action and the statute requires court approval before there can be any indemnification where the person seeking indemnification has been found liable to the corporation. The statute provides that it is not exclusive of other indemnification that may be granted by a corporation's certificate of incorporation, bylaws, disinterested director vote, stockholder vote, agreement, or otherwise.

Our bylaws also contain indemnification rights for our directors and our officers. Specifically, our bylaws provide that we shall indemnify our officers and directors to the fullest extent authorized by applicable law. Further, we may maintain insurance on behalf of our officers and directors against expense, liability or loss asserted incurred by them in their capacities as officers and directors.

Item 15.    Recent sales of unregistered securities

Except for the issuance of common stock to Forest, Lone Pine has not issued any securities in unregistered transactions. The issuance of common stock to Forest was exempt from the registration requirements of the Securities Act pursuant to Section 4(2) thereof.

Item 16.    Exhibits and financial statement schedules

(a) Exhibit Index

The agreements included as exhibits to this registration statement contain representations and warranties by each of the parties to the applicable agreement. These representations and warranties have been made solely for the benefit of the other parties to the applicable agreement and:

•
should not in all instances be treated as categorical statements of fact, but rather as a way of allocating the risk to one of the parties if those statements prove to be inaccurate;

•
have been qualified by disclosures that were made to the other party in connection with the negotiation of the application agreement, which disclosures are not necessarily reflected in the agreement;

•
may apply standards of materiality in a way that is different from what may be viewed as material to you or other investors; and

•
were made only as of the date of the applicable agreement or such other date or dates as may be specified in the agreement and are subject to more recent developments.

Accordingly, these representations and warranties may not describe the actual state of affairs as of the date they were made or at any other time. The registrant acknowledges that, notwithstanding the inclusion of the foregoing cautionary statements, it is responsible for considering whether additional specific disclosures of material information regarding material contractual provisions are required to make the statements in this registration statement not misleading.

Exhibit no.		Description of exhibit

1.1	*	Form of Underwriting Agreement
3.1	**	Amended and Restated Certificate of Incorporation of Lone Pine
3.2	**	Amended and Restated Bylaws of Lone Pine
4.1	**	Form of Rights Agreement
5.1	*	Opinion of Vinson & Elkins L.L.P.
10.1	**	Form of Separation and Distribution Agreement
10.2	**	Form of Transition Services Agreement
10.3	**	Form of Tax Sharing Agreement
10.4	**	Form of Employee Matters Agreement
10.5	**	Form of Registration Rights Agreement
10.6	**	Credit Agreement dated March 18, 2011 among Lone Pine Resources Inc., as parent, Canadian Forest Oil Ltd., as borrower, each of the lenders party thereto and JPMorgan Chase Bank, N.A., Toronto Branch, as Administrative Agent

Exhibit no.		Description of exhibit

10.6.1	**	First Amendment dated April 29, 2011 to Credit Agreement dated March 18, 2011 among Lone Pine Resources Inc., as parent, Canadian Forest Oil Ltd., as borrower, each of the lenders party thereto and JPMorgan Chase Bank, N.A., Toronto Branch as Administrative Agent
10.7	**	Second Amended and Restated Promissory Note dated March 25, 2010 between Canadian Forest Oil Ltd. and Forest Oil Corporation (Previously filed as Exhibit 10.9 to Amendment No. 1 to the Registration Statement)
10.8	**	Amendment No. 1 dated May 13, 2010 to Second Amended and Restated Promissory Note dated March 25, 2010 between Canadian Forest Oil Ltd. and Forest Oil Corporation (Previously filed as Exhibit 10.10 to Amendment No. 1 to the Registration Statement)
10.9	**	Amendment No. 2 dated June 15, 2010 to Second Amended and Restated Promissory Note dated March 25, 2010 between Canadian Forest Oil Ltd. and Forest Oil Corporation (Previously filed as Exhibit 10.11 to Amendment No. 1 to the Registration Statement)
10.10	**	Lone Pine Resources Inc. 2011 Stock Incentive Plan
10.11	**	Form of Lone Pine Resources Inc. Severance Agreement for Chief Executive Officer
10.12	**	Form of Lone Pine Resources Inc. Severance Agreement for Executive Officers and Key Employees
10.13	**	Lone Pine Resources Inc. 2011 Stock Incentive Plan—Form of Restricted Stock Agreement
10.14	**	Lone Pine Resources Inc. 2011 Stock Incentive Plan—Form of Phantom Stock Unit (in lieu of Restricted Stock) for Canadian Director Grantees
10.15	**	Lone Pine Resources Inc. 2011 Stock Incentive Plan—Form of Phantom Stock Unit (RSU Award) Agreement for Canadian Employee Grantees
10.16	**	Lone Pine Resources Inc. 2011 Stock Incentive Plan—Form of Phantom Stock Unit (SAR Award) Agreement for Canadian Employee Grantees
10.17	**	Lone Pine Resources Inc. 2011 Stock Incentive Plan—Form of Performance Unit Award Agreement for Canadian Grantees
10.18	**	Lone Pine Resources Inc. 2011 Stock Incentive Plan—Form of Stock Option Agreement for Canadian Grantees
10.19	**	Lone Pine Resources Inc. 2011 Stock Incentive Plan—Form of Phantom Stock Unit (RSU Award) Agreement for Canadian Employee Grantees (Cash Only)
21.1	**	List of Subsidiaries
23.1	*	Consent of Vinson & Elkins L.L.P. (included as part of its opinion filed as Exhibit 5.1 hereto)
23.2	*	Consent of Ernst & Young LLP
23.3	*	Consent of DeGolyer and MacNaughton
24.1	**	Powers of Attorney (included on the signature page of the initial Registration Statement)
24.2	**	Powers of Attorney (included in the signature page of Amendment No. 2 to the Registration Statement)
24.3	**	Powers of Attorney (included on the signature page attached hereto)
99.1	**	Reserves Audit Report of DeGolyer and MacNaughton, independent petroleum engineering consulting firm, dated April 5, 2011
99.2	**	Consent of H. Craig Clark, Director Nominee

Exhibit no.		Description of exhibit

99.3	**	Consent of Patrick R. McDonald, Director Nominee
99.4	**	Consent of Loyola G. Keough, Director Nominee
99.5	**	Consent of H. Clayton Peterson, Director Nominee
99.6	**	Consent of David M. Fitzpatrick, Director Nominee

*      Filed herewith.

**    Previously filed.

(b) Financial Statement Schedules

None.

Item 17.    Undertakings

The undersigned Registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers, and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that, in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer, or controlling person of the Registrant in the successful defense of any action, suit, or proceeding) is asserted by such director, officer, or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

The undersigned Registrant hereby undertakes that:

(1)
For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act of 1933 shall be deemed to be part of this Registration Statement as of the time it was declared effective.

(2)
For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

Signatures

Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized in the City of Calgary, Alberta, Canada, on May 11, 2011.

Lone Pine Resources Inc.
By:	/s/ DAVID M. ANDERSON Name: David M. Anderson Title: President and Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed by the following persons in the capacities indicated on May 11, 2011.

Signature	Title

/s/ DAVID M. ANDERSON David M. Anderson	President, Chief Executive Officer, and Director (Principal Executive Officer)
/s/ MICHAEL N. KENNEDY Michael N. Kennedy	Vice President and Chief Financial Officer (Principal Financial Officer and Principal Accounting Officer)
/s/ H. CRAIG CLARK H. Craig Clark	Director
/s/ PATRICK R. MCDONALD Patrick R. McDonald	Director

Exhibit index

Exhibit no.		Description of exhibit

1.1	*	Form of Underwriting Agreement
3.1	**	Amended and Restated Certificate of Incorporation of Lone Pine
3.2	**	Amended and Restated Bylaws of Lone Pine
4.1	**	Form of Rights Agreement
5.1	*	Opinion of Vinson & Elkins L.L.P.
10.1	**	Form of Separation and Distribution Agreement
10.2	**	Form of Transition Services Agreement
10.3	**	Form of Tax Sharing Agreement
10.4	**	Form of Employee Matters Agreement
10.5	**	Form of Registration Rights Agreement
10.6	**	Credit Agreement dated March 18, 2011 among Lone Pine Resources Inc., as parent, Canadian Forest Oil Ltd., as borrower, each of the lenders party thereto and JPMorgan Chase Bank, N.A., Toronto Branch, as Administrative Agent
10.6.1	**	First Amendment dated April 29, 2011 to Credit Agreement dated March 18, 2011 among Lone Pine Resources Inc., as parent, Canadian Forest Oil Ltd., as borrower, each of the lenders party thereto and JPMorgan Chase Bank, N.A., Toronto Branch as Administrative Agent
10.7	**	Second Amended and Restated Promissory Note dated March 25, 2010 between Canadian Forest Oil Ltd. and Forest Oil Corporation (Previously filed as Exhibit 10.9 to Amendment No. 1 to the Registration Statement)
10.8	**	Amendment No. 1 dated May 13, 2010 to Second Amended and Restated Promissory Note dated March 25, 2010 between Canadian Forest Oil Ltd. and Forest Oil Corporation (Previously filed as Exhibit 10.10 to Amendment No. 1 to the Registration Statement)
10.9	**	Amendment No. 2 dated June 15, 2010 to Second Amended and Restated Promissory Note dated March 25, 2010 between Canadian Forest Oil Ltd. and Forest Oil Corporation (Previously filed as Exhibit 10.11 to Amendment No. 1 to the Registration Statement)
10.10	**	Lone Pine Resources Inc. 2011 Stock Incentive Plan
10.11	**	Form of Lone Pine Resources Inc. Severance Agreement for Chief Executive Officer
10.12	**	Form of Lone Pine Resources Inc. Severance Agreement for Executive Officers and Key Employees
10.13	**	Lone Pine Resources Inc. 2011 Stock Incentive Plan—Form of Restricted Stock Agreement
10.14	**	Lone Pine Resources Inc. 2011 Stock Incentive Plan—Form of Phantom Stock Unit (in lieu of Restricted Stock) for Canadian Director Grantees
10.15	**	Lone Pine Resources Inc. 2011 Stock Incentive Plan—Form of Phantom Stock Unit (RSU Award) Agreement for Canadian Employee Grantees
10.16	**	Lone Pine Resources Inc. 2011 Stock Incentive Plan—Form of Phantom Stock Unit (SAR Award) Agreement for Canadian Employee Grantees
10.17	**	Lone Pine Resources Inc. 2011 Stock Incentive Plan—Form of Performance Unit Award Agreement for Canadian Grantees
10.18	**	Lone Pine Resources Inc. 2011 Stock Incentive Plan—Form of Stock Option Agreement for Canadian Grantees
10.19	**	Lone Pine Resources Inc. 2011 Stock Incentive Plan—Form of Phantom Stock Unit (RSU Award) Agreement for Canadian Employee Grantees (Cash Only)
21.1	**	List of Subsidiaries

Exhibit no.		Description of exhibit

23.1	*	Consent of Vinson & Elkins L.L.P. (included as part of its opinion filed as Exhibit 5.1 hereto)
23.2	*	Consent of Ernst & Young LLP
23.3	*	Consent of DeGolyer and MacNaughton
24.1	**	Powers of Attorney (included on the signature page of the initial Registration Statement)
24.2	**	Powers of Attorney (included on the signature page of Amendment No. 2 to the Registration Statement)
24.3	**	Powers of Attorney (included on the signature page attached hereto)
99.1	**	Reserves Audit Report of DeGolyer and MacNaughton, independent petroleum engineering consulting firm, dated April 5, 2011
99.2	**	Consent of H. Craig Clark, Director Nominee
99.3	**	Consent of Patrick R. McDonald, Director Nominee
99.4	**	Consent of Loyola G. Keough, Director Nominee
99.5	**	Consent of H. Clayton Peterson, Director Nominee
99.6	**	Consent of David M. Fitzpatrick, Director Nominee

*      Filed herewith.

**    Previously filed.